                                                    Registration No. 333-
-------------------------------------------------------------------------------

                   -----------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [X]

        Pre-Effective Amendment No.                                   [ ]
                                   ----

        Post-Effective Amendment No.                                  [ ]
                                     ----

                                 AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]

        Amendment No.                                                 [ ]
                     ----

                        (Check appropriate box or boxes)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           (Exact Name of Registrant)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)
             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code: (212) 554-1234

                                 ROBIN WAGNER
                          Vice President and Counsel

           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                  (Names and Addresses of Agents for Service)

                   -----------------------------------------
           Please send copies of all communications to: (201)392-5279

         PETER E. PANARITES               MAUREEN SCANNELL BATEMAN
          Foley & Lardner                 Executive Vice President
        Washington Harbour                  and General Counsel
     3000 K. Street, Northwest      State Street Bank and Trust Company
       Washington, D.C. 20007              225 Franklin Street
                                             Boston, MA 02110

                   -----------------------------------------


                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933

----------------------------------------------------------------------------------------------------------------------------
Title of Securities Being    Amount Being       Proposed Maximum            Proposed Maximum         Amount of Registration
       Registered             Registered     Offering Price per Unit    Aggregate Offering Price*             Fee(2)
----------------------------------------------------------------------------------------------------------------------------
    Units of Interest
   Under Group Annuity
       Contract             $40,000,000           $.000092(1))               $40,000,000(1)                 $3,680
----------------------------------------------------------------------------------------------------------------------------


* Estimated solely for purpose of determining the registration fee.

(1) The Contract does not provide for a predetermined amount or number of units


(2) Of the $75,000,000 of units of interest under group annuity contracts registered under Registration Statement File No. 333-51031, $59,924,858 for which a filing fee of $16,659 was previously paid are being carried forward.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

          Supplement dated May 1, 2002 to Prospectus dated May 1, 2002
    ------------------------------------------------------------------------


                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.


                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 2002 for the
                    appropriate Members Retirement Program.



------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 4-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed based rate of return of 5 3/4%.

                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997                  $11.0300
                     October 1998                   $7.5963
                     October 1999                   $9.8568
                     October 2000                  $10.6810
                     October 2001                   $7.3761

                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.


         For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 2002 prospectus and the Statement of Additional Information.


                               INVESTMENT MANAGER

The Manager


         We, Equitable Life, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 2002 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. Equitable Life, our sole stockholder AXA Financial, Inc., and their subsidiaries managed assets of approximately $481.0 billion as of December 31, 2001, including third party assets of $397.9 billion.


Investment Management


         In providing investment management to the Fund, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 2002 Members Retirement Program prospectuses.


Fund Transactions


         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 2001, 2000, and 1999, the Fund paid $3,576,437, $2,218,019, and $5,877,438, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the fund in our May 1, 2002 Statement of Additional Information.

                              FINANCIAL STATEMENTS

                  The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Retirement Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.


Separate Account No. 4 (Pooled):                                   Page

Report of Independent Accountants - PricewaterhouseCoopers LLP        7

        Statement of Assets and Liabilities,
             December 31, 2001                                        8

        Statement of Operations for the Year Ended
             December 31, 2001                                        9

        Statement of Changes in Net Assets for the Years Ended
             December 31, 2001 and 2000                              10

        Portfolio of Investments
             December 31, 2001                                       11

        Notes to Financial Statements                                14

--------------------------------------------------------------------------------

Report of Independent Accountants

--------------------------------------------------------------------------------
To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and related statement of operations and statements of changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2001, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York

February 6, 2002

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Assets and Liabilities
DECEMBER 31, 2001
ASSETS:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $949,093,635)...........................    $884,869,781
 Short-term debt securities -- at value (amortized cost: $13,498,868).....      13,498,868
Dividends and interest receivable ........................................         422,696
---------------------------------------------------------------------------   ------------
Total assets .............................................................     898,791,345
---------------------------------------------------------------------------   ------------
LIABILITIES:
Due to Equitable Life's General Account ..................................       1,997,728
Due to custodian .........................................................         145,431
Accrued expenses .........................................................         625,054
---------------------------------------------------------------------------   ------------
Total liabilities ........................................................       2,768,213
---------------------------------------------------------------------------   ------------
NET ASSETS ...............................................................    $896,023,132
===========================================================================   ============
Amount retained by Equitable Life in Separate Account No. 4 ..............    $  1,392,138
Net assets attributable to contract owners ...............................     855,609,465
Net assets allocated to contracts in payout period .......................      39,021,529
---------------------------------------------------------------------------   ------------
NET ASSETS ...............................................................    $896,023,132
===========================================================================   ============


                                CONTRACT           CONTRACT
                           UNITS OUTSTANDING      UNIT VALUES

                          -------------------   --------------
Institutional .........          80,095           $ 6,350.37
RIA ...................          81,933           $   611.48
MRP ...................         159,063           $   261.19
ADA ...................         898,531           $   310.23
EPP ...................          26,423           $   623.23

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Operations
YEAR ENDED DECEMBER 31, 2001


INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld of $15,633)......................    $    3,708,270
Interest .................................................................           870,837
---------------------------------------------------------------------------   --------------
Total investment income ..................................................         4,579,107
---------------------------------------------------------------------------   --------------
EXPENSES (NOTE 4):
Investment management fees ...............................................        (1,836,555)
Expense charges ..........................................................           (18,199)
Operating expenses .......................................................        (2,895,077)
---------------------------------------------------------------------------   --------------
Total expenses ...........................................................        (4,749,831)
---------------------------------------------------------------------------   --------------
Net investment loss ......................................................          (170,724)
---------------------------------------------------------------------------   --------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized loss from security and foreign currency transactions ........       (84,356,380)
Change in unrealized appreciation/depreciation of investments ............      (130,820,535)
---------------------------------------------------------------------------   --------------
Net realized and unrealized loss on investments ..........................      (215,176,915)
---------------------------------------------------------------------------   --------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS ....................    $ (215,347,639)
===========================================================================   ==============

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets


                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       2001                2000
                                                                                 ----------------   -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income (loss) .................................................    $     (170,724)    $    1,698,772
Net realized gain (loss) on investments and foreign currency transactions ....       (84,356,380)        93,460,750
Change in unrealized appreciation/depreciation of investments ................      (130,820,535)      (381,915,139)
-------------------------------------------------------------------------------   --------------     --------------
Net decrease in net assets attributable to operations ........................      (215,347,639)      (286,755,617)
-------------------------------------------------------------------------------   --------------     --------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................       218,850,121        297,267,595
Withdrawals ..................................................................      (325,968,603)      (575,963,871)
Asset management fees ........................................................        (1,984,030)        (3,249,116)
Administrative fees ..........................................................          (963,019)        (2,098,122)
-------------------------------------------------------------------------------   --------------     --------------
Net decrease in net assets attributable to contributions and withdrawals .....      (110,065,531)      (284,043,514)
-------------------------------------------------------------------------------   --------------     --------------
Net increase in amount retained by Equitable Life in Separate Account No. 4 ..            37,948             58,000
-------------------------------------------------------------------------------   --------------     --------------
DECREASE IN NET ASSETS .......................................................      (325,375,222)      (570,741,131)
NET ASSETS -- BEGINNING OF YEAR ..............................................     1,221,398,354      1,792,139,485
-------------------------------------------------------------------------------   --------------     --------------
NET ASSETS -- END OF YEAR ....................................................    $  896,023,132     $1,221,398,354
===============================================================================   ==============     ==============

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 2001


                                                                              NUMBER OF               VALUE
                                                                               SHARES                (NOTE 2)
                                                                            -------------         --------------
COMMON STOCKS:

CAPITAL GOODS
ENGINEERING & CONSTRUCTION (0.9%)
Jacobs Engineering Group, Inc.* ........................................       124,100             $  8,190,600
                                                                                                   ------------
CONSUMER MANUFACTURING
BUILDING & RELATED (3.0%)
American Standard Companies, Inc.* .....................................       231,200               15,774,776
Centex Corp. ...........................................................        60,000                3,425,400
D.R.Horton, Inc. .......................................................       166,000                5,388,360
KB Home ................................................................        55,000                2,205,500
                                                                                                   ------------
TOTAL CONSUMER

   MANUFACTURING (3.0%) ................................................                             26,794,036
                                                                                                   ------------
CONSUMER SERVICES

AIRLINES (1.5%)

Southwest Airlines Co. .................................................       734,700               13,577,256
                                                                                                   ------------
BROADCASTING & CABLE (6.4%)

AOL Time Warner, Inc.* .................................................       510,000               16,371,000
Comcast Corp. SPL (Class A)* ...........................................       625,000               22,500,000
Liberty Media Corp. (Class A)* .........................................     1,354,300               18,960,200
                                                                                                   ------------
                                                                                                     57,831,200
                                                                                                   ------------
CELLULAR COMMUNICATIONS (2.1%)

AT&T Wireless Services, Inc.* ..........................................     1,000,000               14,370,000
Triton PCS Holdings, Inc.* .............................................       150,300                4,411,305
                                                                                                   ------------
                                                                                                     18,781,305
                                                                                                   ------------
ENTERTAINMENT & LEISURE (4.1%)

Harley-Davidson, Inc. ..................................................       674,000               36,604,940
                                                                                                   ------------
MISCELLANEOUS (1.0%)

Career Education Corp.* ................................................       252,000                8,638,560
                                                                                                   ------------
RETAIL - GENERAL MERCHANDISE (4.2%)

Kohl's Corp.* ..........................................................       528,000               37,192,320
                                                                                                   ------------
TOTAL CONSUMER SERVICES (19.3%) ........................................                            172,625,581
                                                                                                   ------------

                                                                           NUMBER OF                  VALUE
                                                                             SHARES                  (NOTE 2)
                                                                          -----------             --------------

ENERGY
OIL SERVICE (2.5%)

Baker Hughes, Inc. .....................................................     310,000               $ 11,305,700
Transocean Sedco Forex, Inc. ...........................................     125,000                  4,227,500
Weatherford International, Inc.*........................................     183,000                  6,818,580
                                                                                                   ------------
TOTAL ENERGY (2.5%) ....................................................                             22,351,780
                                                                                                   ------------
FINANCE
BANKING-REGIONAL (3.3%)

Bank One Corp. .........................................................     744,000                 29,053,200
                                                                                                   ------------
BROKERAGE & MONEY MANAGEMENT (4.2%)

Legg Mason, Inc. .......................................................     655,600                 32,766,888
Merrill Lynch & Co., Inc. ..............................................      97,900                  5,102,548
                                                                                                   ------------
                                                                                                     37,869,436
                                                                                                   ------------
INSURANCE (5.7%)
American International Group, Inc. .....................................     424,000                 33,665,600
Gallagher (Arthur J.) & Co. ............................................     261,800                  9,029,482
XL Capital Ltd. (Class A) ..............................................      88,500                  8,085,360
                                                                                                   ------------
                                                                                                     50,780,442
                                                                                                   ------------
MISCELLANEOUS (7.9%)

AMBAC Financial Group, Inc. ............................................     290,900                 16,831,474
Citigroup, Inc. ........................................................     645,700                 32,594,936
MBNA Corp. .............................................................     617,300                 21,728,960
                                                                                                   ------------
                                                                                                     71,155,370
                                                                                                   ------------
TOTAL FINANCE (21.1%) ..................................................                            188,858,448
                                                                                                   ------------
HEALTH CARE

DRUGS (6.7%)

Allergan, Inc. .........................................................     210,000                 15,760,500
American Home Products Corp.............................................     181,000                 11,106,160
Enzon, Inc. ............................................................     118,000                  6,641,040
King Pharmaceuticals, Inc.* ............................................     230,000                  9,689,900
Pfizer, Inc. ...........................................................     424,100                 16,900,385
                                                                                                   ------------
                                                                                                     60,097,985
                                                                                                   ------------
MEDICAL PRODUCTS (2.4%)

Stryker Corp. ..........................................................     370,000                 21,596,900
                                                                                                   ------------
MEDICAL SERVICES (11.1%)

Cardinal Health, Inc. ..................................................     434,000                 28,062,440

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 2001 (Concluded)


                                                                               NUMBER OF       VALUE
                                                                                SHARES       (NOTE 2)
                                                                             ------------   ------------
Express Scripts, Inc.* ...................................................     491,600      $22,987,216

Health Management Associates, Inc. (Class A)* ............................   1,332,100       24,510,640
Laboratory Corp. of America Holdings* ....................................     140,000       11,319,000
Tenet Healthcare Corp.* ..................................................     113,000        6,635,360
Wellpoint Health Networks, Inc.* .........................................      48,500        5,667,225
                                                                                            -----------
                                                                                             99,181,881
                                                                                            -----------
TOTAL HEALTH CARE (20.2%) ................................................                  180,876,766
                                                                                            -----------
MULTI-INDUSTRY COMPANIES (7.6%)

Danaher Corp. ............................................................     301,100       18,159,341
Tyco International Ltd. ..................................................     854,700       50,341,830
                                                                                            -----------
TOTAL MULTI-INDUSTRY COMPANIES (7.6%) ....................................                   68,501,171
                                                                                            -----------
TECHNOLOGY
COMMUNICATION EQUIPMENT (4.8%)

Cisco Systems, Inc.* .....................................................   1,290,600       23,372,766
Juniper Networks, Inc.* ..................................................     300,000        5,685,000
Nokia Oyj (ADR) ..........................................................     560,000       13,736,800
                                                                                            -----------
                                                                                             42,794,566
                                                                                            -----------
COMPUTER SERVICES (2.2%)
Affiliated Computer Services, Inc. (Class A)* ............................      90,300        9,583,539
Fiserv, Inc.* ............................................................     244,000       10,326,080
                                                                                            -----------
                                                                                             19,909,619
                                                                                            -----------
CONTRACT MANUFACTURING (6.5%)

Celestica, Inc.* .........................................................     103,400        4,176,326
Flextronics International Ltd.* ..........................................   1,100,000       26,389,000
Sanmina-SCI Corp.* .......................................................     791,300       15,746,870
Solectron Corp.* .........................................................   1,021,300       11,520,264
                                                                                            -----------
                                                                                             57,832,460
                                                                                            -----------
MISCELLANEOUS (1.3%)

Thermo Electron Corp.* ...................................................     495,000       11,810,700
                                                                                            -----------
SEMICONDUCTOR CAPITAL EQUIPMENT (1.0%)

Applied Materials, Inc.* .................................................     230,000        9,223,000
                                                                                            -----------
SEMICONDUCTOR COMPONENTS (1.6%)

Altera Corp.* ............................................................     325,000        6,896,500
Applied Micro Circuits Corp.* ............................................     341,100        3,861,252
Micron Technology, Inc.* .................................................     119,000        3,689,000
                                                                                            -----------
                                                                                             14,446,752
                                                                                            -----------


                                              NUMBER OF                   VALUE
                                               SHARES                    (NOTE 2)
                                           --------------            ---------------

SOFTWARE (4.5%)

Amdocs Ltd.* ...........................       149,200                $  5,068,324
BEA Systems, Inc.* .....................       370,400                   5,707,864
Check Point Software Technologies Ltd.*         54,000                   2,154,060
Mercury Interactive Corp.* .............       137,000                   4,655,260
PeopleSoft, Inc.* ......................       146,000                   5,869,200
Veritas Software Corp.* ................       376,200                  16,861,284
                                                                      ------------
                                                                        40,315,992
                                                                      ------------
TOTAL TECHNOLOGY (21.9%) ...............                               196,333,089
                                                                      ------------
TRANSPORTATION AIR FREIGHT (1.3%)

United Parcel Service, Inc. (Class B)...       217,000                  11,826,500
                                                                      ------------
UTILITIES ELECTRIC & GAS UTILITY (1.0%)

AES Corp.* .............................       520,600                   8,511,810
                                                                      ------------
TOTAL COMMON STOCKS (98.8%)
   (Cost $949,093,635)..................                               884,869,781
                                                                      ------------
                                              PRINCIPAL
                                               AMOUNT
                                               ------

SHORT-TERM DEBT SECURITIES:
U.S. GOVERNMENT AGENCY (1.5%)

Freddie Mac Discount Notes 1.51%, 2002..   $13,500,000                  13,498,868
                                                                      ------------
TOTAL SHORT-TERM DEBT SECURITIES (1.5%)
   (Amortized Cost $13,498,868).........                                13,498,868
                                                                      ------------
TOTAL INVESTMENTS (100.3%)
   (Cost/Amortized Cost $962,592,503)...                               898,368,649
OTHER ASSETS LESS LIABILITIES (-0.3%)                                   (2,345,517)
                                                                      ------------
NET ASSETS (100.0%) ....................                              $896,023,132
                                                                      ============

--------------------
* Non-income producing.

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements

--------------------------------------------------------------------------------
1. GENERAL

   Separate Account Nos. 4 (Pooled) (the Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life. These financial statements reflect the total net assets and results of operations for the Separate Account No. 4. The American Dental Association Members Retirement Program is one of the many products participating in this Fund.

   At December 31, 2001, interests of retirement and investment plans for employees, managers and agents of Equitable Life in Separate Account No. 4 aggregated $222,089,350 (24.8%) of the net assets of the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is a publicly traded limited partnership which is indirectly majority-owned by Equitable Life and AXA Financial, Inc.

   AXA Advisors, LLC (AXA Advisors), the successor to EQ Financial Consultants, Inc., is an affiliate of Equitable Life, and a distributor and principal underwriter of the contracts. AXA Advisors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

   Equitable Life, Alliance and AXA Advisors seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life, Alliance and AXA Advisors may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   The contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC, its subsidiaries and AXA Network Insurance Agency of Texas, Inc. (affiliates of Equitable Life). AXA Advisors receives commissions and other service-related payments under its distribution agreement with Equitable Life and its networking agreement with AXA Network.

   The net assets of the account are not chargeable with liabilities arising out of any other business Equitable Life may conduct. The excess of assets over reserves and other contract liabilities, if any, in the Separate Account No. 4 may be transferred to Equitable Life's General Account. Equitable Life's General Account is subject to creditor rights.

   The amount retained by Equitable Life in Separate Account No. 4 arises principally from (1) contributions from Equitable Life, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by Equitable Life are not subject to charges for expense risks.

2. SIGNIFICANT ACCOUNTING POLICIES

   Security transactions are recorded on the trade date. Amortized cost of debt securities, where applicable, are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

   Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   Futures and forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.

   Short-term debt securities which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

   Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contract holder, as long as the contract has not been discontinued. Equitable Life retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contract holder elects to discontinue the contract.

   On November 21, 2000, the American Institute of Certified Public Accountants issued a revised Audit and Accounting Guide "Audits of Investment Companies" (the "Guide"), which was effective for the December 31, 2001 financial statements. In connection with the Company's implementation of the Guide, certain administrative and asset management fees have been reclassified from the Statement of Operations to the Statement of Changes in Net Assets, which is considered a change in application of an accounting principle. Adoption of the requirements of the Guide did not have a significant impact on the Fund's financial position or results of operations.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

3. INVESTMENT TRANSACTIONS

   For the year ended December 31, 2001, investment security transactions, excluding short-term debt securities, were as follows:



                                                  PURCHASES                                  SALES

                                   ---------------------------------------   --------------------------------------
                                    STOCKS AND DEBT      U.S. GOVERNMENT      STOCKS AND DEBT      U.S. GOVERNMENT
   FUND                                SECURITIES          AND AGENCIES          SECURITIES         AND AGENCIES
   -----------------------------   -----------------   -------------------   -----------------   ------------------
   The Growth Equity .........      $1,293,750,620      $              --      $1,377,319,088     $              --

4. EXPENSES

   Charges and fees relating to the Funds are paid to Equitable Life and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the American Dental Association Members Retirement Program are as follows:

  Investment Management and Administration Fees (Investment Management Fees):

   Equitable Life receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and (ii)
   0.20 of 1% of the excess over $100 million of its ADA Program assets.

   An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

   Program Expense Charge:

   In the year prior to May 1, 2001 the expense charge was made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate 1/12 of (i) 0.625 of 1% of the first $400 million and
   (ii) 0.620 of 1% of the excess over $400 million.

   Effective May 1, 2001 an expense charge is made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.645 of 1% of the first $400 million and (ii)
   0.640 of 1% of the excess over $400 million.


   A portion of the Program Expense Charge assessed by Equitable Life is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. Currently, the ADA's portion of the Program Expense Charge was temporarily reduced to 0.01% for all assets value levels. The remainder of this charge is retained by Equitable Life.


   Direct Operating and Other Expenses:

   In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

   Investment management fees, program expense charges and direct operating and other expenses are paid to Equitable Life by the Fund and are recorded as expenses in the accompanying Statement of Operations.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Concluded)

--------------------------------------------------------------------------------


5. TAXES

   No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participat ing in the Fund by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no provision for Federal income taxes is required.

6. NET INCREASE (DECREASE) IN ADA UNITS OUTSTANDING


                                           2001           2000
                                       ------------   ------------
   The Growth Equity Fund ..........      (69,106)       (92,281)


7. INVESTMENT INCOME RATIO

   The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the report period. Shown below is the investment income ratio throughout the periods indicated.


                                                         YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------------------
                                        2001         2000         1999         1998         1997
                                      ----------   ----------   ----------   ----------   ----------
   The Growth Equity Fund .........       0.46%        0.45%        0.54%        0.53%        0.56%

8. UNIT VALUES -- ADA

   Shown below are unit value ("contract unit value") and units outstanding for the American Dental Association Members Retirement Program issued by Equitable Life. Expense as a percentage of average net assets excludes charges made directly to contract holder accounts through redemption of units.


                                                                          YEAR ENDED
                                                                      DECEMBER 31, 2001
                                                                      ------------------
   THE GROWTH EQUITY FUND
   ADA, 1.08%

   Unit Value, end of period ..................................          $ 310.23
   Net Assets (000's) .........................................          $278,756
   Number of units outstanding, end of period (000's) .........               899
   Total Return ...............................................            (18.85)%


   Institutional contract unit values are determined at the end of each business day. Institutional unit values reflect the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (RIA, MRP, ADA, EPP) reflect the same investment results as the Institutional unit values presented on the Statement of Assets and Liabilities. In addition, ADA contract unit values reflect certain investment management and administrative fees and program expense charges, which vary by contract. These fees are charged as a percentage of net assets and are disclosed above for ADA contracts in percentage terms.

American Dental Association
Members Retirement Program
PROSPECTUS DATED MAY 1, 2002
--------------------------------------------------------------------------------


Please read this prospectus and keep it for future reference. It contains important information you should know before participating in the Program or allocating amounts under the contract.


ABOUT THE ADA PROGRAM

The Program provides members of the American Dental Association and their eligible employees several plans for the accumulation of retirement savings on a tax-deferred basis. Through trusts ("trusts") maintained under these plans, you can allocate contributions among the investment options offered under the Program. There are currently twelve investment options under the Program including: 3-year and 5-year Guaranteed Rate Accounts, and, through the American Dental Association Members Retirement Program contract, nine investment funds and the Money Market Guarantee Account. THIS PROSPECTUS DESCRIBES THREE OF THE AVAILABLE INVESTMENT FUNDS: THE EQUITY INDEX FUND, THE LIFECYCLE FUND-CONSERVATIVE AND THE LIFECYCLE FUND-MODERATE. THIS PROSPECTUS ALSO DESCRIBES THE LIFECYCLE FUND GROUP TRUSTS IN WHICH THE TWO LIFECYCLE FUNDS INVEST.

WHAT IS THE AMERICAN DENTAL ASSOCIATION MEMBERS RETIREMENT PROGRAM CONTRACT?

The American Dental Association Members Retirement Program contract is a deferred group annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. Contributions to the trusts maintained under the plans will be allocated among our investment funds and our Money Market Guarantee Account, in accordance with participant instructions.



---------------------------------------------------------------------
 INVESTMENT OPTIONS
---------------------------------------------------------------------
 PRINCIPAL PROTECTION:             SMALL/MID COMPANY STOCKS:
 o Money Market Guarantee          o Aggressive Equity Fund
   Account
                                   INTERNATIONAL STOCKS:
 o Guaranteed Rate Accounts        o ADA Foreign Fund

 LARGE COMPANY STOCKS:             BALANCED/HYBRID:
 o ADA Large Cap Growth Fund(1)    o Lifecycle Fund-Conservative
 o Equity Income Fund              o Lifecycle Fund-Moderate
 o Equity Index Fund
 o Growth Equity Fund(2)           SPECIALTY:
                                   o Real Estate Fund
---------------------------------------------------------------------


(1) formerly named "ADA Blue Chip Growth Fund."

(2) There is no capitalization on this fund. The capitalization size of the fund is driven by stock selection. Currently, the fund may be considered to be large capitalization.


The Growth Equity Fund is managed by Equitable Life.

The Real Estate Fund invests primarily in units of Equitable Life's Prime Property Fund.

The Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund, Equity Income Fund and ADA Large Cap Growth Fund respectively invest in shares of the following mutual funds: MFS Emerging Growth Fund, Templeton Foreign Fund - Class A, State Street Global Advisors (SSgA) S&P 500 Index Fund, Putnam Equity Income Fund, and INVESCO Growth Fund ("Underlying Mutual Funds"). You should also read the prospectuses for the Underlying Mutual Funds (sent under separate cover) and keep them for future reference.

The Lifecycle Funds - Conservative and Moderate ("Lifecycle Funds") each invest in units of a corresponding group trust ("Lifecycle Fund Group Trusts") maintained by State Street Bank and Trust Company ("State Street"). The Lifecycle Fund Group Trusts in turn invest in units of collective investment funds of State Street. We refer to these as the "Underlying State Street Funds." The Underlying State Street Funds are the S&P 500 Flagship Fund, Russell 2000 Index Securities Lending Fund, Daily EAFE Fund, Government Corporate Bond Fund, and Short Term Investment Fund, which we also describe in this prospectus. Each Underlying State Street Fund may invest cash on a temporary basis in other mutual funds managed by State Street.

OTHER AVAILABLE INVESTMENT FUNDS AND INVESTMENT OPTIONS, EXCEPT THE EQUITY INDEX FUND AND THE LIFECYCLE FUNDS, ARE DESCRIBED, IN DETAIL, IN A SEPARATE PROSPECTUS FOR THOSE INVESTMENT FUNDS. You may obtain a copy of that prospectus, or of any Underlying Mutual Fund prospectus, by writing or calling us toll-free. See "How to reach us" on the back cover.

We have filed registration statements relating to this offering with the Securities and Exchange Commission. A statement of additional information ("SAI"), dated May 1, 2002, which is part of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC web site at www.sec.gov.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

About Equitable Life

--------------------------------------------------------------------------------

The Equitable Life Assurance Society of the United States ("Equitable Life") is the issuer of the group annuity contract that funds the Program. Equitable Life also makes forms of plans and trusts available, and offers recordkeeping and participant services to facilitate the operation of the Program.


Equitable Life is a New York stock life insurance corporation and has been doing business since 1859. We are a wholly-owned subsidiary of AXA Financial, Inc. (previously The Equitable Companies Incorporated). The sole shareholder of AXA Financial, Inc. is AXA, a French holding company for an international group of insurance and related financial services companies. As the sole shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. No company other than Equitable Life's related companies, however, has any legal responsibility to pay amounts that Equitable Life owes under the contract.

Equitable Life manages over $481.0 billion in assets as of December 31, 2001. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

Contents of this prospectus


-----                                                                      -----
  1                                        Contents of this prospectus       1
--------------------------------------------------------------------------------

ADA PROGRAM

------------------------------------------------------------
Index of key words and phrases                            3
The Program at a glance - key features                    4
The Contract at a glance - key features                   5


------------------------------------------------------------
1
FEE TABLE                                                 6
------------------------------------------------------------
Program expense charge and investment fund
   operating expenses                                     6
Examples                                                  9
Selected financial data and condensed financial
   information                                            9


------------------------------------------------------------
2
PROGRAM INVESTMENT OPTIONS                               10
------------------------------------------------------------
Investment options                                       10
Risks and investment techniques: Lifecycle Fund Group
   Trusts and Underlying State Street Funds              14
Additional information about the funds                   18


------------------------------------------------------------
3
HOW WE VALUE YOUR ACCOUNT BALANCE IN
THE INVESTMENT FUNDS                                     19
------------------------------------------------------------







--------------------------------------------------------------------------------
When we use the words "we," "us" and "our," we mean Equitable Life. Please see the index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained.

When we address the reader of this prospectus with words such as "you" and "your," we generally mean the individual participant in one or more of the plans available in the Program unless otherwise explained. For example, "The Program" section of the prospectus is primarily directed at the employer. "You" and "your" also can refer to the plan participant when the contract owner has instructed us to take plan participant instructions as the contract owner's instructions under the contract, for example see "Transfers and access to your account."

-----
  2     Contents of this prospectus
--------------------------------------------------------------------------------


--------------------------------------------------------------
4
TRANSFERS AND ACCESS TO YOUR ACCOUNT                      20
--------------------------------------------------------------
Transfers among investment options                        20
Disruptive transfer activity                              20
Our Account Investment Management System (AIMS)
   and our Internet Website                               20
Participant loans                                         21
Choosing benefit payment options                          21
Spousal consent                                           22
Benefits payable after the death of a participant         22
--------------------------------------------------------------


--------------------------------------------------------------
5
THE PROGRAM                                               23
--------------------------------------------------------------
Eligible employers                                        23
Summary of plan choices                                   23
Getting started                                           24
How to make Program contributions                         24
Allocating Program contributions                          24
Distributions from the investment options                 25
Rules applicable to participant distributions             25


--------------------------------------------------------------
6
PERFORMANCE INFORMATION                                   26
--------------------------------------------------------------
Annual percentage change in fund unit values              27
Average annual percentage change in fund unit
   values - years ending December 31, 2001                27
How we calculate performance data                         27


--------------------------------------------------------------
7
CHARGES AND EXPENSES                                      28
--------------------------------------------------------------
Charges based on amounts invested in the Program          28
Plan and transaction expenses                             29
Deductions and charges related to the Lifecycle Trusts
   and Underlying State Street Funds                      30
--------------------------------------------------------------


--------------------------------------------------------------
8
TAX INFORMATION                                           31
--------------------------------------------------------------
Income taxation of distributions to qualified plan
   participants                                           31
Buying a contract to fund a retirement arrangement        31
Income taxation of distributions to qualified plan
   participants                                           31


--------------------------------------------------------------
9
MORE INFORMATION                                          33
--------------------------------------------------------------
About Program changes or termination                      33
IRS disqualification                                      33
About the separate accounts                               33
About State Street                                        34
Underwriter                                               34
About legal proceedings                                   34
About our independent accountants                         34
Reports we provide and available information              35
Acceptance                                                35


--------------------------------------------------------------
APPENDIX I: SELECTED FINANCIAL DATA AND
CONDENSED FINANCIAL INFORMATION                            A-1
--------------------------------------------------------------


--------------------------------------------------------------
TABLE OF CONTENTS OF STATEMENT OF
ADDITIONAL INFORMATION                                     S-1
--------------------------------------------------------------







--------------------------------------------------------------
About Equitable Life                         Inside Back Cover
How to reach us                                     Back Cover
--------------------------------------------------------------

ADA Program


------                                                                    ------
  3                                                         ADA Program     3
--------------------------------------------------------------------------------

INDEX OF KEY WORDS AND PHRASES

Below is an index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained. This index should help you locate more information on the terms used in this prospectus.



                                        PAGE
                                        ----
AIMS                                     20
beneficiary                              22
benefit payment options                  21
business day                             20
contract                                 33
Contributions                            24
disruptive transfer activity             20
eligible rollover distributions          31
Equitable Life                          S-2
GRAs                                     5
individually designed plan               23
Internet Website                         20
IRA                                      31
investment funds                    front cover
investment options                  front cover
Lifecycle Funds                          10
Lifecycle Fund Group Trusts              11
Market Timing                            20
Master Plan                              23
Master Trust                             23
Pooled Trust                             23
Program                                  23
Self Directed Prototype Plan             23
separate accounts                        33
State Street                             34
Trustees                                 33
Underlying Mutual Funds             front cover
Underlying State Street Funds            11
unit value                               19
unit                                     19

-----
  4      ADA Program
--------------------------------------------------------------------------------

THE PROGRAM AT A GLANCE - KEY FEATURES


EMPLOYER CHOICE OF RETIREMENT PLANS

Our Master Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k) and safe harbor 401(k) features are available) and a defined contribution pension plan, or both. The Program's investment options are the only investment choices under the Master Plan.

Our Self-Directed Prototype Plan gives added flexibility in choosing your investments.

If you maintain your own individually-designed plan which invests through our Investment Only arrangement, you may use the investment options in the Program through our Pooled Trust.


PLAN FEATURES


MASTER PLAN:

o Program investment options used as the only investment choices.

o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

o Use of our Master Trust.

o No minimum amount must be invested.

o 5500 reporting.

o Automatic updates for law changes.

SELF-DIRECTED PROTOTYPE PLAN:

o You may combine Program investment options with individual stock and bond investments.

o Our Pooled Trust is adopted for investment use only, and a minimum of $25,000 must be maintained in the Trust.

o Recordkeeping services provided only for plan assets in Pooled Trust.

o Third party recordkeeping services can be arranged through us.

o Brokerage services can be arranged through us.

INVESTMENT ONLY:

o Our Pooled Trust is adopted for investment use only.

o Recordkeeping services provided for plan assets in Pooled Trust.


TAX ADVANTAGES:


o On earnings

      No tax on investment earnings until withdrawn.

o  On transfers

      No tax on internal transfers.


 ADDITIONAL FEATURES FOR AMOUNTS HELD IN THE TRUST:


o Toll-free number available for transfers and account information.

o Internet Website access to account information and transactions.

o Participant loans (if elected by your employer; some restrictions apply).

o Regular statements of account.

o Retirement Program Specialist and Account Executive support.

o Daily valuation of accounts.



PLAN CHARGES AND EXPENSES:


o Plan and transaction charges that vary by type of plan adopted, or by specific transaction.

-----                                                                      -----
  5                                                          ADA Program     5
--------------------------------------------------------------------------------


THE CONTRACT AT A GLANCE - KEY FEATURES


PROFESSIONAL INVESTMENT MANAGEMENT:


The Program's investments are managed by registered professional investment advisers.


GUARANTEED OPTIONS:


The three guaranteed options include two Guaranteed Rate Accounts ("GRAs") and a Money Market Guarantee Account.


TAX NOTE:

Because you are purchasing an annuity contract to fund a qualified employer sponsored retirement arrangement, you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code (the "Code"). Before purchasing one of these annuities, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities with any other investment that you may use in connection with your retirement plan or arrangement. (For more information, see "Tax information" later in this prospectus).

CONTRACT CHARGES AND EXPENSES:


o Program expense charge assessed against combined value of Program assets in the Trust.

o Investment management and administration fees and other expenses charged on an investment fund-by-fund basis, as applicable.

o Indirectly, charges of underlying investment vehicles for investment management, 12b-1 fees and other expenses.


BENEFIT PAYMENT OPTIONS:


o Lump sum.

o Installments on a time certain or dollar certain basis.

o Variety of annuity benefit payout options as available under your employer's plan.

o Fixed or variable annuity options available.

1
Fee table



-----
  6    Fee table
--------------------------------------------------------------------------------


The fee tables and discussion below will help you understand the various charges and expenses you will bear under the contract. The tables reflect charges: (1) you will directly incur, including Program expense charge, administration fee, investment management fee and other expenses, and (2) fees and expenses of the Underlying Mutual Fund, and the Lifecycle Group Trusts and their underlying collective funds ("Underlying State Street Funds") that you will indirectly incur. Certain other Program charges also apply as described under "Plan and transaction expenses." If you annuitize your account, charges for premium taxes and other fees may apply.


WHEN YOU PURCHASE OR REDEEM UNITS OF ANY OF THE INVESTMENT FUNDS YOU WILL PAY NO SALES LOAD, NO DEFERRED SALES CHARGE, NO SURRENDER FEES AND NO TRANSFER OR EXCHANGE FEES.


PROGRAM EXPENSE CHARGE AND INVESTMENT FUND OPERATING EXPENSES


The Program expense charge and investment fund operating expenses are paid out of each investment fund's assets. No investment management fees are paid to us by the Equity Index Fund or the Lifecycle Funds. State Street, however, is paid a management fee for managing the assets of the Lifecycle Fund Group Trusts underlying the Lifecycle Funds. The Program expense charge is based partly on the level of assets in the Trust and partly on the number of plans. An administration fee is based on investment fund assets. Each investment fund also incurs other expenses for services such as printing, mailing, legal, and similar items. All of these operating expenses are reflected in each investment fund's unit value. See "How we value your account balance in the investment funds" later in this prospectus.

The tables that follow summarize the charges, at annual percentage rates, that apply to the Equity Index Fund and Lifecycle Funds. They do not include other charges which are specific to the various plans, such as enrollment fees or record maintenance and report fees. See "Charges and expenses," later in this prospectus for more details. THE EXPENSES SHOWN FOR THE INVESTMENT FUNDS ARE BASED ON AVERAGE PROGRAM ASSETS IN EACH OF THESE FUNDS DURING THE YEAR ENDED DECEMBER 31, 2001, AND REFLECT APPLICABLE FEES.


The Equity Index Fund invests in shares of the SSgA S&P 500 Index Fund. The following table shows, at annual percentage rates, the charges and fees which are deducted from the Equity Index Fund and the SSgA S&P 500 Index Fund. No transaction charges are incurred by the Equity Index Fund when it purchases or redeems shares of the SSgA S&P 500 Index Fund, but the underlying mutual fund incurs its own operating expenses. No deduction is made from the assets of the SSgA S&P 500 Index Fund to compensate State Street for managing the assets of that Fund. THE CHARGES FOR THE SSGA S&P 500 INDEX FUND ARE SHOWN AS A PERCENTAGE OF THAT UNDERLYING MUTUAL FUND'S AVERAGE DAILY NET ASSETS.



EQUITY INDEX FUND
-------------------------------------------------------------------------------------------------------------------------
                                                       INVESTMENT FUND OPERATING EXPENSES
                                          -------------------------------------------------------------
                              PROGRAM                            INVESTMENT
                             EXPENSE        ADMINISTRATION      MANAGEMENT        OTHER
                              CHARGE             FEE               FEE         EXPENSES      12B-1 FEE          TOTAL
-------------------------------------------------------------------------------------------------------------------------
Equity Index Fund              0.62%             0.15%           None         0.14%            None         0.91%
SSgA S&P 500 Index
Fund After Waiver (1)          None              None           0.04(2)       0.04             0.09         0.17(2)
-------------------------------------------------------------------------------------------------------------------------
TOTAL                          0.62%             0.15%          0.04(2)       0.18%            0.09%        1.08%(2)
-------------------------------------------------------------------------------------------------------------------------



(1)   Source: SSgA S&P 500 Index Fund Prospectus dated December 28, 2001.

                                                                           -----
                                                             Fee table       7
--------------------------------------------------------------------------------


(2) Investment Management Fee for the SSgA S&P 500 Index Fund represents the fee for advisory, custody, transfer agency and administration services paid by the State Street Equity 500 Index Portfolio, the master fund in which the SSgA S&P 500 Index Fund invests all of its assets. SSgA Funds Management, Inc. has voluntarily agreed to reimburse the SSgA S&P 500 Index Fund for all expenses in excess of 0.18% until December 31, 2002.


LIFECYCLE FUNDS

No transaction charges are incurred by the Lifecycle Funds when units of a corresponding Lifecycle Fund Group Trust are purchased or redeemed, but annual operating expenses are incurred by each Lifecycle Fund Group Trust. A deduction is made from the assets of each Lifecycle Fund Group Trust to compensate State Street for managing the assets of the Lifecycle Fund Group Trusts. State Street may receive fees for managing the assets of other collective investment funds in which the Funds may invest on a temporary basis, and for managing the mutual funds in which assets of the Underlying State Street Funds may be invested. State Street has agreed to reduce its management fee charged each of the Lifecycle Fund Group Trusts to offset any management fees State Street receives attributable to the Lifecycle Trusts' investment in such other collective investment funds and mutual funds. State Street also receives an administration fee deducted from the assets of each Lifecycle Fund Group Trust, to compensate it for providing various recordkeeping and accounting services to the Lifecycle Trust. In addition, other expenses are deducted from the assets of the Underlying State Street Funds for custodial services provided to those Funds.


The fees and charges which are deducted from the assets of the Lifecycle Funds, the Lifecycle Fund Group Trusts and the Underlying State Street Funds are shown in the table below. THE EXPENSES FOR EACH OF THE LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING STATE STREET FUNDS ARE EXPRESSED AS A PERCENTAGE OF THEIR RESPECTIVE AVERAGE NET ASSETS FOR 2001.



-----------------------------------------------------------------------------------------------------------------------
                                          PROGRAM                       INVESTMENT
                                          EXPENSE     ADMINISTRATION    MANAGEMENT         OTHER
                                          CHARGE           FEE             FEE            EXPENSES            TOTAL
-----------------------------------------------------------------------------------------------------------------------
Lifecycle Fund - Conservative              0.62%           0.15%          None              0.50%(1)          1.27%
Lifecycle Fund
  Group Trust - Conservative               None            0.10%(2)       0.17%             0.05%(1&3)        0.32%
Underlying State Street Funds:
S&P 500 Flagship Fund                      None            None           None                 -%(4)             -%(4)
Russell 2000 Index Securities Lending
  Fund                                     None            None           None              0.03%                -%(4)
Daily EAFE Fund                            None            None           None              0.12%(4)          0.01%(4)
Government Corporate
  Bond Fund                                None            None           None              0.01%(5)          0.01%(6)
Short Term Investment Fund                 None            None           None                 -%(4)             -%(4)
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                      0.62%           0.25%          0.17%             0.57%(6)          1.61%(6)
-----------------------------------------------------------------------------------------------------------------------

-----
  8     Fee table
--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                          PROGRAM                       INVESTMENT
                                          EXPENSE     ADMINISTRATION    MANAGEMENT            OTHER
                                          CHARGE           FEE             FEE              EXPENSES               TOTAL
---------------------------------------------------------------------------------------------------------------------------
Lifecycle Fund - Moderate                   0.62%          0.15%           None                0.18%(1)            0.95%
Lifecycle Fund
  Group Trust - Moderate                    None           0.01%(2)        0.17%               0.01%(1,3&4)        0.19%
Underlying State Street Funds:
S&P 500 Flagship Fund                       None           None            None                   -%(4)               -%(4)
Russell 2000 Index Securities Lending
  Fund                                      None           None            None                0.03%                  -%(4)
Daily EAFE Fund                             None           None            None                0.12%(4)            0.02%(4)
Government Corporate Bond Fund              None           None            None                0.01%(5)               -%(6)
Short Term Investment Fund                  None           None            None                   -%(4)               -%(4)
---------------------------------------------------------------------------------------------------------------------------
TOTAL                                       0.62%          0.16%           0.17%               0.21%(6)            1.16%(6)
---------------------------------------------------------------------------------------------------------------------------



(1) These include a charge at the annual rate of .03% of the value of the respective program assets in the Lifecycle Funds - Conservative and Moderate to compensate Equitable Life for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds maintained by State Street among the investment options described in this prospectus and the SAI. On December 8, 1995, the Program's balance in the Balanced Fund (approximately $70 million) was transferred to the Lifecycle Fund - Moderate. The much larger balance in that Fund results in a much lower ratio of other expenses to total assets compared to the corresponding ratio for the Lifecycle Fund - Conservative.


(2) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate current fixed fee of $12,000 per year, per fund, and average net assets for 2001.

(3) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate average net assets for 2001.

(4)   Less than 0.01%.

(5) Other expenses of the Underlying State Street Funds are based on expenses incurred by each Fund during 2001.

(6) These totals are based upon a weighted average of the other expenses for each Underlying State Street Fund. In calculating the weighted average, expenses for each Underlying State Street Fund were multiplied by their respective target percentages within their respective Group Trust. See "Lifecycle Funds - Conservative" and "Lifecycle Funds - Moderate" later in this prospectus for a description of the targeted percentage weightings of the Lifecycle Fund Group Trusts - Conservative and Moderate.

                                                                           -----
                                                               Fee table     9
--------------------------------------------------------------------------------

EXAMPLES


You would pay the expenses shown below on a $1,000 initial investment over the time period indicated for each investment fund listed below, assuming a 5% annual rate of return. The examples include all annual fund operating expenses plus an estimate of average plan and transaction charges over the time periods indicated, assuming the account is not annuitized. The estimate is computed by aggregating all record maintenance and report fees and enrollment fees, divided by the average assets for the same period. See "Plan and transaction expenses" later in this prospectus. As the minimum amount that can be converted to an annuity is $5,000, the amount accumulated from the $1,000 contribution could not be paid in the form of an annuity at the end of any of the periods shown in the examples. There are no surrender charges, so the amounts would be the same, whether you withdraw all or a portion of your Account Balance. The examples assume the continuation of total expenses shown in the tables above for the entire one, three, five and ten year periods shown in the examples.



------------------------------------------------------------------------------
       INVESTMENT FUND         1 YEAR      3 YEARS      5 YEARS      10 YEARS
------------------------------------------------------------------------------
Equity Index(1)                $11.32      $35.27       $61.09       $134.84
Lifecycle - Conservative        16.67       51.69        89.04        193.72
Lifecycle - Moderate            12.17       37.89        65.58        144.42
------------------------------------------------------------------------------



(1) The expenses shown reflect the reimbursement for all expenses in excess of .18% of the average daily net assets by SSgA Funds Management, Inc. discussed in the fee table above.


The purpose of these tables and examples is to assist you in understanding the various costs and expenses that will be incurred, either directly or indirectly, when amounts are invested in the Funds. FUTURE EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. IN ADDITION, THE 5% RATE OF RETURN IN THE EXAMPLE IS NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.


We may deduct a $350 annuitization fee if you elect a variable annuity payout option. Assuming an annuity payout option could be issued, the expenses shown in the above example would, in each case, be increased by $5.44 based on the average amount applied to annuity payout options in 2001.


SELECTED FINANCIAL DATA AND CONDENSED FINANCIAL INFORMATION

Please see APPENDIX I at the end of this prospectus for selected financial data and condensed financial information concerning the Equity Index Fund and Lifecycle Funds.


FINANCIAL STATEMENTS

The Equity Index Fund and the Lifecycle Funds are each separate accounts of ours as described in "About the separate accounts" under "More information" later in this prospectus. The financial statements for the Equity Index Fund (Separate Account No. 195), Lifecyle Fund - Conservative (Separate Account No.
197) and Lifecycle Fund - Moderate (Separate Account No. 198) may be found in the SAI for this prospectus.

2
Program Investment Options



-----
 10    Program Investment Options
--------------------------------------------------------------------------------


INVESTMENT OPTIONS


You may choose from twelve investment options under the Program, eight of which are covered in a separate prospectus. Three of these are discussed below: the Equity Index Fund and the two Lifecycle Funds - Conservative and Moderate. Each of these three Funds has a different investment objective. We cannot assure you that any of these Funds will meet their investment objectives. Also discussed are the Lifecycle Fund Group Trusts in which the Lifecycle Funds invest and the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest.

THE EQUITY INDEX FUND

The Equity Index Fund invests in shares of the SSgA S&P 500 Index Fund, one of the Underlying Mutual Funds. The investment results you will experience will depend on the investment performance of SSgA S&P 500 Index Fund. The table below shows the investment objective and adviser for the SSgA S&P 500 Index Fund.


UNDERLYING MUTUAL FUND



-------------------------------------------------------------------
 INVESTMENT FUND             NAME        OBJECTIVE         ADVISER
-------------------------------------------------------------------
 Equity Index Fund     SSgA S&P      Replicate the     SSgA Funds
                       500 Index     total return      Management,
                       Fund          of the S&P        Inc.
                                     500 Index
-------------------------------------------------------------------



The underlying mutual fund used by the Equity Index Fund is selected by the ADA Trustees. We have no investment management responsibilities for the Equity Index Fund. As to that Fund, we act in accordance with the investment policies established by the ADA Trustees.


PLEASE REFER TO THE PROSPECTUS AND SAI OF THE SSgA S&P 500 INDEX FUND FOR A MORE DETAILED DISCUSSION OF INVESTMENT OBJECTIVES AND STRATEGIES, THE ADVISER, RISK FACTORS AND OTHER INFORMATION CONCERNING THAT FUND.

LIFECYCLE FUNDS - CONSERVATIVE AND MODERATE

Each Lifecycle Fund invests in a Lifecycle Fund Group Trust. Each Lifecycle Trust has identical investment objectives and policies to the Lifecycle Fund to which it relates. We have no investment management responsibilities for the Lifecycle Funds. As to those Funds, we act in accordance with the investment policies established by the ADA Trustees.

OBJECTIVES

The Lifecycle Fund - Conservative seeks to provide current income and a low to moderate growth of capital by investing exclusively in units of the Lifecycle Group Trust - Conservative.

The Lifecycle Fund - Moderate seeks to provide growth of capital and a reasonable level of current income by investing exclusively in units of the Lifecycle Group Trust - Moderate.

In turn each of the Lifecycle Fund Group Trusts invests in a mix of Underlying State Street Funds. The following table diagrams this investment structure:

     ----------------------------------------------------------------------
     LIFECYCLE FUND                                          LIFECYCLE FUND
     CONSERVATIVE                                                  MODERATE
     (SA 197)                                                      (SA 198)
     ----------------------------------------------------------------------


     ----------------------------------------------------------------------
     LIFECYCLE FUND                                          LIFECYCLE FUND
     GROUP TRUST                                                GROUP TRUST
     CONSERVATIVE                                                  MODERATE
     ----------------------------------------------------------------------


                                UNDERLYING FUNDS

                     --------------------------------------
                         S&P 500 FLAGSHIP FUND
                     --------------------------------------

                     --------------------------------------
                         RUSSELL 2000 INDEX SECURITIES
                         LENDING FUND
                     --------------------------------------

                     --------------------------------------
                         DAILY EAFE FUND
                     --------------------------------------

                     --------------------------------------
                         GOV'T CORPORATE BOND FUND
                     --------------------------------------

                     --------------------------------------
                         SHORT TERM
                         INVESTMENT FUND
                     --------------------------------------

                                                                           -----
                                            Program Investment Options      11
--------------------------------------------------------------------------------

THE LIFECYCLE FUND GROUP TRUSTS

The Lifecycle Fund Group Trusts (Lifecycle Trusts) are maintained by State Street. Each of the Lifecycle Trusts is organized as a collective investment trust under Massachusetts law. Because of exclusionary provisions, the Lifecycle Fund Group Trusts are not subject to regulation under the Investment Company Act of 1940. Each Trust is operated by a single corporate trustee (State Street), which is responsible for all aspects of the Trust, including portfolio management, administration and custody. The Lifecycle Fund Group Trusts were selected by the ADA Trustees.

State Street serves as the trustee and investment manager to the Lifecycle Fund Group Trusts. State Street is a trust company established under the laws of the Commonwealth of Massachusetts. It is a wholly-owned subsidiary of State Street Corporation, a publicly held bank holding company registered under the Federal Bank Holding Company Act of 1956, as amended. State Street's home office is located at 225 Franklin Street, Boston, Massachusetts 02110.


State Street Global Advisors (SSgA) is the investment management arm of State Street. SSgA is a leading manager of retirement assets with $775 billion in assets under management as of December 31, 2001. SSgA's investment expertise spans multiple strategies, disciplines and markets around the world. SSgA's customers include corporate, union, public pension plans, endowments, foundations, other financial institutions and individuals worldwide. As of December 31, 2001, SSgA was ranked the largest U.S. manager of tax-exempt assets.


INVESTMENT OBJECTIVES AND POLICIES


Each Lifecycle Trust has the same investment objective as the Lifecycle Fund to which it relates. These investment objectives are described above. Each of the Lifecycle Trusts attempts to achieve its investment objective by investing 100% of its assets in a mix of underlying collective investment trusts (the Underlying State Street Funds) maintained by State Street and offered exclusively to tax exempt retirement plans. Unlike the Lifecycle Fund Group Trusts, however, which are available only under the ADA Program, the Underlying State Street Funds may receive contributions from other tax exempt retirement plans.


INVESTMENT POLICIES OF THE LIFECYCLE FUND GROUP TRUST - CONSERVATIVE

The table below shows the mix of Underlying State Street Funds targeted by the Lifecycle Fund Group Trust - Conservative.

---------------------------------------------------------
 S&P 500 Flagship Fund                          15%
 Russell 2000 Index Securities Lending Fund      5%
 Daily EAFE Fund                                10%
 Government Corporate Bond Fund                 50%
 Short Term Investment Fund                     20%
---------------------------------------------------------

INVESTMENT POLICIES OF THE LIFECYCLE FUND GROUP TRUST - MODERATE

The table below shows the mix of Underlying State Street Funds targeted by the Lifecycle Fund Group Trust - Moderate.

---------------------------------------------------------
 S&P 500 Flagship Fund                          35%
 Russell 2000 Index Securities Lending Fund     10%
 Daily EAFE Fund                                15%
 Government Corporate Bond Fund                 30%
 Short Term Investment Fund                     10%
---------------------------------------------------------

The target percentages shown above for each Lifecycle Trust are reviewed annually by the ADA Trustees and may be revised as recommended, subject to State Street's approval. State Street, as investment manager of each Lifecycle Trust, from time to time makes adjustments in the mix of Underlying State Street Funds as needed to maintain, to the extent practicable, the target percentages in each of the Underlying State Street Funds.

-----
 12   Program Investment Options
--------------------------------------------------------------------------------

THE UNDERLYING STATE STREET FUNDS

The Underlying State Street Funds are bank collective investment trusts. They are organized as common law trusts under Massachusetts law, and because of exclusionary provisions, are not subject to regulation under the 1940 Act. State Street serves as trustee and investment manager to each of the Underlying State Street Funds.

S&P 500 FLAGSHIP FUND

OBJECTIVE

The investment objective of the S&P 500 Flagship Fund ("Flagship Fund") is to replicate, as closely as possible, the return of the Standard & Poor's 500 Index (the "S&P 500 Index").

The S&P 500 Index is comprised of stocks of 500 leading companies whose stocks are chosen for market size, liquidity and industry group representation by Standard & Poor's Corporation. The stocks are also representative of the broad U.S. equity market and the U.S. economy. The S&P 500 is a market-value weighted index (stock price time number of shares outstanding), with each stock's weight in the index proportionate to its market value. The "500" is one of the most widely used benchmarks of U.S. equity performance.

The Flagship Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's Corporation, and Standard & Poor's Corporation makes no representation regarding the advisability of investing in this Fund.

INVESTMENT POLICIES

The Flagship Fund intends to achieve its objective by investing in all 500 stocks in the S&P 500 Index. In order to provide 100% equity exposure, the Flagship Fund may hold up to 25% of its value in S&P 500 futures contracts in lieu of cash equivalents. The Flagship Fund will use U.S. Treasury Bills and other short-term cash equivalents it holds as collateral for the futures contracts.


For additional discussion related to the investment policies of the Flagship Fund, see discussion under "Risks and Investment Techniques" below, and the Statement of Additional Information.


RUSSELL 2000 INDEX SECURITIES LENDING FUND

OBJECTIVE

The investment objective of the Russell 2000 Index Securities Lending Fund is to match, as closely as possible, the return of the Russell 2000 Index maintained by Frank Russell Company ("Frank Russell").

INVESTMENT POLICIES

The Russell 2000 Index Securities Lending Fund seeks to fully replicate the Russell 2000 Index. The Russell 2000 Index Securities Lending Fund will invest its assets directly in shares of companies included in the Russell 2000 Index.

The Russell 2000 Index is a broadly diversified small capitalization index consisting of approximately 2,000 common stocks. The Russell 2000 Index is a subset of the larger Russell 3000 Index. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks. As such, the Russell 3000 Index represents approximately 98 percent of the total market capitalization of all U.S. stocks that trade on the New York and American Stock Exchanges and in the NASDAQ over-the-counter market. The Russell 2000 Index consists of the approximately 2,000 smallest stocks within the Russell 3000 Index and is, therefore, a broadly diversified index of small capitalization stocks.

The composition of the Russell 2000 Index is updated continuously to reflect corporate actions affecting companies in the Index. Once a year, at the end of June, the Index is fully reconstituted and companies that no longer qualify for the Index because of fluctuations of market capitalization are replaced. The rate of change in the securities included in the Russell 2000 Index is significant, often higher than 20 percent a year of the total market capitalization of the Index.

                                                                           -----
                                               Program Investment Options   13
--------------------------------------------------------------------------------

The Russell 2000 Index Securities Lending Fund is neither sponsored by nor affiliated with Frank Russell. Frank Russell's only relationship to the Russell 2000 Fund is the licensing of the use of the Russell 2000 Stock Index. Frank Russell is the owner of the trademarks and copyrights relating to the Russell indices.


For additional discussion related to the investment policies of the Russell 2000 Index Securities Lending Fund, see discussion under "Risks and Investment Techniques" below, and the Statement of Additional Information.


DAILY EAFE FUND

OBJECTIVE

The investment objective of the Daily EAFE Fund is to closely match the performance of the Morgan Stanley Capital International EAFE Index ("EAFE Index") while providing daily liquidity.

INVESTMENT POLICIES

The Daily EAFE Fund seeks to achieve its objective by investing in other funds which invest in each of the foreign markets which comprise the EAFE Index.

The Morgan Stanley Capital International Europe, Australasia, and Far East (MSCI
EAFE) Index is a broadly diversified index representing over 1,000 stocks across 20 developed markets outside of North America. The Index captures about 60% of the available market capitalization in each country and is designed to offer investors access to some of the world's largest and most liquid equity securities outside the U.S. and Canada.

The Daily EAFE Fund also may acquire interest-bearing cash equivalents, notes and other short-term instruments, including foreign currency time deposits or call accounts.


As of December 31, 2001, companies located in Japan (20.12%) and the United Kingdom (25.45%) dominated the market capitalization of the EAFE Index, with companies located in Germany, France, Switzerland and Netherlands also being well represented on the Index. The Index covers a wide spectrum of industries. Morgan Stanley Capital International, the creator of the EAFE Index, is neither a sponsor of nor affiliated with the Daily EAFE Fund.


The Daily EAFE Fund seeks to fully replicate the MSCI EAFE Index, but from time to time may not be able to hold all of the more than 1,000 stocks that comprise the EAFE Index because of the costs involved. From time to time the Daily EAFE Fund will hold a representative sample of the issues that comprise the EAFE Index. The Daily EAFE Fund selects stocks for inclusion based on country, market capitalization, industry weightings, and fundamental characteristics such as return variability, earnings valuation, and yield. In order to parallel the performance of the EAFE Index, the Daily EAFE Fund will invest in each country in approximately the same percentage as that country's weight in the EAFE Index.


For additional discussion related to the investment policies of the Daily EAFE Fund, see discussion under "Risks and Investment Techniques" below, and the Statement of Additional Information.


GOVERNMENT CORPORATE BOND FUND

OBJECTIVE

The investment objective of the Government Corporate Bond Fund ("GC Bond Fund") is to match or exceed the return of the Lehman Brothers Government Corporate Bond Index.

INVESTMENT POLICIES

The GC Bond Fund seeks to achieve its investment objective by making direct investment in marketable instruments and securities. The GC Bond Fund may make direct investments in (1) U.S. Government securities, including U.S. Treasury securities and other obligations issued or guaranteed as to interest and principal by the U.S. Government and its agencies and instrumentalities, (2) corporate securities, (3) asset backed securities, (4) mortgage backed securities including, but not limited to, collateralized mortgage obligations and real estate mortgage investment conduits, (5) repurchase and reverse repurchase agreements, (6) financial futures and option contracts, (7) interest rate exchange agreements and other swap agreements, (8) supranational and sovereign debt obligations including

-----
 14     Program Investment Options
--------------------------------------------------------------------------------

those of sub-divisions and agencies, and (9) other securities and instruments deemed by State Street, as trustee of the GC Bond Fund, to have characteristics consistent with the investment objective of this Fund. The GC Bond Fund will hold securities that have a minimum credit rating when purchased of Baa3 by Moody's or BBB- by Standard & Poor's.


For additional discussion related to the investment policies of the GC Bond Fund, see discussion under "Risks and investment techniques" below and the Statement of Additional Information.


SHORT TERM INVESTMENT FUND

OBJECTIVE


The investment objective of the Short Term Investment Fund ("STIF Fund") is, through active management, to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.


INVESTMENT POLICIES

The STIF Fund intends to achieve its objective by investing in money market securities rated at least A-1 by Standard and Poor's and P-1 by Moody's at the time of issuance. If the issuer has long-term debt outstanding, such debt should be rated at least "A" by Standard & Poor's or "A" by Moody's. The STIF Fund may purchase Yankee and Euro certificates of deposit, Euro time deposits, U.S. Treasury bills, notes and bonds, federal agency securities, corporate bonds, repurchase agreements and banker's acceptances. Most of the STIF Fund's investments will have a range of maturity from overnight to 90 days. Twenty percent of the STIF Fund, however, may be invested in assets having a maturity in excess of 90 days but not more than thirteen months.


For additional discussion regarding the investment policies of the STIF Fund, see discussion under "Risks and investment techniques" below, and the Statement of Additional Information.


RISKS AND INVESTMENT TECHNIQUES: LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING STATE STREET FUNDS

You should be aware that any investment in securities carries with it a risk of loss. The different investment objectives and policies of the Equity Index Fund and each of the Lifecycle Funds affect the return on these Funds. Additionally, there are market and financial risks inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer but which affect the way markets, and securities within those markets, perform. We sometimes describe market risk in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. The risk factors and investment techniques associated with the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest are discussed below. The risks and investment techniques associated with investments by the Equity Index Fund in the SSgA S&P 500 Index Fund are discussed in the prospectus and Statement of Additional Information for the SSgA S&P 500 Index Fund.

IN GENERAL

You should note that the S&P 500 Flagship Fund, the Russell 2000 Index Securities Lending Fund and the Daily EAFE Fund are all index funds. An index fund is one that is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial and market analysis and investment judgment. Instead, such funds utilize a "passive" investment approach, attempting to duplicate the investment performance of their benchmark indices through automated statistical analytic procedures. For example, the S&P 500 Flagship Fund attempts to match the return of the S&P 500 Index by using automated statistical methods to make stock selections. Similar methods

                                                                         -------
                                             Program Investment Options     15
--------------------------------------------------------------------------------

are employed in selecting stocks for the Russell 2000 Index Securities Lending Fund and the Daily EAFE Fund. Still, such Funds, to the extent they invest in the various types of securities discussed below, are subject to the risks associated with each of these investments.

Also, you should note that each of the Underlying State Street Funds, for the purpose of investing uncommitted cash balances or to maintain liquidity to meet redemptions of Fund units, may invest temporarily and without limitation in certain short-term fixed income securities and other collective investment funds or registered mutual funds maintained or advised by State Street. The short-term fixed income securities in which an Underlying State Street Fund may invest include obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies and instrumentalities and repurchase agreements collateralized by these obligations, commercial paper, bank certificates of deposit, banker's acceptances, and time deposits.


EQUITY SECURITIES


Certain of the Underlying State Street Funds will invest in equity securities. Participants should be aware that equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and that fluctuations can be pronounced.

The securities of the smaller companies in which some of the Underlying State Street Funds may invest may be subject to more abrupt or erratic market movements than larger, more established companies for two reasons: the securities typically are traded in lower volume and the issuers typically are subject, to a greater degree, to changes in earnings and profits.


FIXED-INCOME SECURITIES


Certain of the Underlying State Street Funds will invest in fixed-income securities. Although these are interest-bearing securities which promise a stable stream of income, participants should be aware that the prices of such securities are affected by changes in interest rates. Accordingly, the prices of fixed-income securities are subject to the risk of market price fluctuations. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. Once the rating of a portfolio security has been changed, State Street will consider all relevant circumstances in determining whether a particular Underlying State Street Fund should continue to hold that security. Certain securities such as those rated Baa by Moody's and BBB by Standard & Poor's, may be subject to greater market fluctuations than lower yielding, higher rated fixed-income securities. Securities which are rated Baa by Moody's are considered medium grade obligations; they are neither highly protected nor poorly secured, and are considered by Moody's to have speculative characteristics. Securities rated BBB by Standard & Poor's are regarded as having adequate capacity to pay interest and repay principal, and while such debt securities ordinarily exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for securities in this category than in higher rated categories.


FOREIGN SECURITIES


The Daily EAFE Fund will invest in foreign securities. Such investments, however, entail special risks. Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States. In addition, there may be less publicly available information about a non-U.S. issuer, and non-U.S. issuers generally are not subject to uniform accounting and financial reporting standards, practices and requirements comparable to those applicable to U.S. issuers.

Because evidences of ownership of foreign securities usually are held outside the United States, each of the Underlying State Street Funds investing in foreign securities will be subject to additional risks. Such risks include possible adverse political and economic developments, possible

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 16     Program Investment Options
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seizure or nationalization of foreign deposits, and possible adoption of governmental restrictions which might adversely affect the payment of principal and interest on the foreign securities or might restrict the payment of principal and interest to investors located outside the country of the issuers, whether from currency blockage or otherwise. Custodial expenses for a portfolio of non-U.S. securities generally are higher than for a portfolio of U.S. securities.

Since foreign securities transactions involving the Underlying State Street Funds often are completed in currencies of foreign countries, the value of these securities as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations. Some currency exchange costs may be incurred when an Underlying State Street Fund changes investments from one country to another.

Furthermore, some of these securities may be subject to brokerage or stamp taxes levied by foreign governments, which have the effect of increasing the cost of such investment. Income received by sources within foreign countries may be reduced by any withholding and other taxes imposed by such countries.

FUTURES CONTRACTS

Certain of the Underlying State Street Funds may invest in futures contracts. A purchase of a futures contract is the acquisition of a contractual right and obligation to acquire the underlying security at a specified price on a specified date. Although futures contracts by their terms may call for the actual delivery or acquisition of the underlying security, in most cases the contractual obligation is terminated before the settlement date of the contract without delivery of the security. The Underlying State Street Fund will incur brokerage fees when it purchases and sells futures contracts.

The Underlying State Street Funds will not purchase futures contracts for speculation. Futures contracts are used to increase the liquidity of each Underlying State Street Fund and for hedging purposes.

Transactions in futures contracts entail certain risks and transaction costs to which an Underlying State Street Fund would not otherwise be subject, and the Underlying State Street Fund's ability to purchase futures contracts may be limited by market conditions or regulatory limits. Because the value of a futures contract depends primarily on changes in the value of the underlying securities, the value of the futures contracts purchased by the Underlying State Street Fund generally reflects changes in the values of the underlying stocks or bonds. The risks inherent in the use of futures contracts include: (1) imperfect correlation between the price of the futures contracts and movements in the prices in the underlying securities; and (2) the possible absence of a liquid secondary market for any particular instrument at any time.

An Underlying State Street Fund also may engage in foreign futures transactions. Unlike trading on domestic futures exchanges, trading on foreign futures exchanges is not regulated by the Commodity Futures Trading Commission and may be subject to greater risks than trading on domestic exchanges. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that an Underlying State Street Fund might realize from trading could be eliminated by adverse changes in the exchange rate, or such Underlying State Street Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both futures which are traded on domestic exchanges and those which are not.

SECURITIES OF MEDIUM AND SMALLER SIZED COMPANIES. Certain of the Underlying State Street Funds may invest in the securities of medium and smaller sized companies with market capitalization of $500 million to $1.5 billion. Such companies may be dependent on the performance of only one or two products and, therefore, may be vulnerable to competition from larger companies with greater resources and to economic conditions affecting their market sector. Consequently, consistent earnings may not be as likely in such companies as they would be for larger companies. In addition, medium and smaller sized companies may be more dependent on access to equity markets to raise capital than larger companies with greater ability to support debt.

                                                                           -----
                                               Program Investment Options    17
--------------------------------------------------------------------------------

Medium and smaller sized companies may be new, without long business or management histories, and perceived by the market as unproven. Their securities may be held primarily by insiders or institutional investors, which may have an impact on marketability. The price of these stocks may rise and fall more frequently and to a greater extent than the overall market.

LENDING OF SECURITIES

Certain of the Underlying State Street Funds may from time to time lend securities from their portfolios to brokers, dealers and financial institutions and receive collateral consisting of cash, securities issued or guaranteed by the U.S. Government, or irrevocable letters of credit issued by major banks. The Underlying State Street Funds will invest this cash collateral in various collective investment funds maintained by State Street. The portion of net income from such investments will increase the return to the Underlying State Street Funds. However, an Underlying State Street Fund may experience a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement. All securities lending transactions in which the Underlying State Street Funds engage will comply with the prohibited transaction provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and related regulations.

INVESTMENTS BY THE STIF FUND

Each of the Lifecycle Fund Group Trusts will, and certain of the Underlying State Street Funds may, invest in the STIF Fund. This Fund intends to invest, among other things, in various U.S. Government Obligations, U.S. dollar-denominated instruments issued by foreign banks and foreign branches of U.S. banks, "when-issued" securities, and to enter into repurchase agreements with various banks and broker-dealers. The STIF Fund's activities with respect to each of these investments are discussed below.

The STIF Fund may invest in a variety of U.S. Government obligations, including bills and notes issued by the U.S. Treasury and securities issued by agencies of the U.S. Government.

The STIF Fund also may invest in U.S. dollar-denominated instruments issued by foreign banks and foreign branches of U.S. banks, a type of investment that may involve special risks. Such banks may not be required to maintain the same financial reserves or capital that are required of U.S. banks. Restrictions on loans to single borrowers, prohibitions on certain self-dealing transactions, and other regulations designed to protect the safety and solvency of U.S. banks may not be applicable to foreign banks and foreign branches of U.S. banks. In addition, investments of this type may involve the unique risks associated with investments in foreign securities described above.

The STIF Fund may commit to purchasing securities on a "when-issued" basis, such that payment for and delivery of a security will occur after the date that this Fund commits to purchase the security. The payment obligation and the interest rate that will be received on the security are each fixed at the time of the purchase commitment. Prior to payment and delivery, however, the STIF Fund will not receive interest on the security, and will be subject to the risk of loss if the value of the when-issued security is less than the purchase price at time of delivery.

Finally, the STIF Fund may enter into repurchase agreements with various banks and broker-dealers. In a repurchase agreement transaction, the STIF Fund acquires securities (usually U.S. Government obligations) for cash and obtains a simultaneous commitment from the seller to repurchase the securities at an agreed-upon price and date. The resale price is in excess of the acquisition price and reflects an agreed-upon rate of interest unrelated to the coupon rate on the purchased security. In these transactions, the securities purchased by the STIF Fund will have a total value at least equal to the amount of the repurchase price and will be held by State Street or a third-party custodian until repurchased. State Street will continually monitor the value of the underlying securities to verify that their value, including accrued interest, always equals or exceeds the repurchase price.


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 18       Program Investment Options
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ADDITIONAL INFORMATION ABOUT THE FUNDS

CHANGE OF INVESTMENT OBJECTIVES

The ADA Trustees may change the investment objectives of the Equity Index Fund and Lifecycle Funds. The ADA Trustees may also change the mutual fund or collective investment fund in which any one of these Funds invests. The Trustees and we can make these changes without your consent.

VOTING RIGHTS

If SSgA S&P 500 Index Fund holds a meeting of shareholders, we will vote shares held in the corresponding Equity Index Fund in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Equity Index Fund holding the shares as of the record date for the shareholders meeting. We abstain from voting shares if we receive no instructions. Employers, participants or trustees will receive: (1) periodic reports relating to the SSgA S&P 500 Index Fund and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.

Participants do not have any voting rights with respect to their investments in a Lifecycle Fund. Similarly, participants do not have any voting rights with respect to matters such as the selection of State Street as trustee or investment manager or investment adviser of a Lifecycle Fund Group Trust or Underlying State Street Fund, or with respect to any changes in investment policy of any of these entities.

3
How we value your account balance in the Equity Index Fund and Lifecycle Funds



                                                                           -----
How we value your account balance in the Equity Index Fund and Lifecycle     19
Funds
--------------------------------------------------------------------------------

FOR AMOUNTS IN THE FUNDS

When you invest in the Equity Index Fund and Lifecycle Funds, your contribution or transfer purchases "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

On any given day, your account value in the Equity Index Fund and Lifecycle Funds equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions for expenses from any Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.


For a description of how Fund unit values are computed, see "How We Determine Unit Values for the Funds" in the SAI.

4
Transfers and access to your account



-----
 20    Transfers and access to your account
--------------------------------------------------------------------------------
TRANSFERS AMONG INVESTMENT OPTIONS

You may transfer some or all of your amounts among all of the investment options if you participate in the Master Plan. Participants in other plans may make transfers as allowed by the plan.

Transfers from the Equity Index Fund and Lifecycle Funds are permitted at any time except if there is any delay in redemptions from the Underlying Mutual Fund or, with respect to the Lifecycle Funds, the Lifecycle Fund Group Trusts in which they invest.



DISRUPTIVE TRANSFER ACTIVITY


You should note that the contract is not designed for professional "market timing" organizations or other organizations or individuals engaging in a market timing strategy, making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio. These kind of strategies and transfer activities are disruptive to the underlying portfolios in which the variable investment options invest. If we determine that your transfer patterns among the variable investment options are disruptive to the underlying portfolios, we may, among other things restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services . We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity in all annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to prevent disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to portfolio assets in each underlying portfolio, and we take appropriate action, which may include the actions described above to restrict availability of voice, fax and automated transaction services, when we consider the activity of owners to be disruptive. We currently provide a letter to owners who have engaged in such activity of our intention to restrict such services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider disruptive transfer activity, as well as change our procedures to restrict this activity.


OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM ("AIMS") AND OUR INTERNET WEBSITE

Participants may use our automated AIMS or our Internet Website to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use AIMS, you must have a touch-tone telephone. Our Internet Website can be accessed at www.equitable.com/ada.

We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using AIMS and by the Internet Website. The procedures require personal identification information, including your Personal Security Code ("PSC") number, prior to acting on telephone instructions or accessing information on the Internet Website, and providing written confirmation of the transfers. We assign a PSC number to you after we receive your completed enrollment form. Thus, we will not be liable for following telephone instructions, or Internet instructions, we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you are engaged in a market timing strategy (see "Disruptive transfer activity" above).

A transfer request will be effective on the business day we receive the request. We will confirm all transfers in writing.

                                                                           -----
                                    Transfers and access to your account    21
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
 Generally our business day is any day the New York Stock Exchange is open for trading, and generally ends at 4:00 p.m. Eastern Time. A business day does not include a day we choose not to open due to emergency conditions. We may also close early due to emergency conditions.
--------------------------------------------------------------------------------


PARTICIPANT LOANS


Participant loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives.

Loans are subject to restrictions under Federal tax laws and ERISA. Participants should consult with their attorneys or tax advisors regarding the advisability and procedures for obtaining such an exemption. A loan may not be taken from the Real Estate Fund, or from the Guaranteed Rate Accounts prior to maturity. If a participant is married, written spousal consent may be required for a loan.


Generally, the loan amount will be transferred from the investment options into a loan account. The participant must pay the interest as required by Federal income tax rules. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.

CHOOSING BENEFIT PAYMENT OPTIONS

Benefit payments are subject to plan provisions.

The Program offers a variety of benefit payment options for employees that adopt the Master Plan. (If you are a participant in a self-directed or individually-designed plan, ask your employer for information on benefit payment options under your Plan.) Your plan may allow you a choice of one or more of the following forms of distribution:

  o  Qualified Joint and Survivor Annuity

  o  Lump Sum Payment

  o  Installment Payments

  o  Life Annuity

  o  Life Annuity - Period Certain

  o  Joint and Survivor Annuity

  o  Joint and Survivor Annuity - Period Certain

  o  Cash Refund Annuity

All of these options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

--------------------------------------------------------------------------------
The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the Growth Equity Fund.
--------------------------------------------------------------------------------

See "Types of Benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for Withdrawals, Distributions and Transfers" in the SAI.

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 22    Transfers and access to your account
--------------------------------------------------------------------------------

Fixed annuities are available from insurance companies selected by the Trustees. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their account balance and forward it to the annuity provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution.

We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund.

The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases a variable annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity from Equitable Life. Annuities purchased from other providers may also be subject to fees and charges.

If you are a participant in a self-directed or individually-designed plan, ask your employer for information on benefit payment options under your Plan.

SPOUSAL CONSENT


If a participant is married and has an account balance greater than $5,000 (except for amounts contributed to the Rollover Account), federal law generally requires payment (subject to plan rules) of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal Consent Requirements" under "Types of Benefits" in the SAI.


BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the participant's beneficiary. If a participant dies before he or she is required to begin receiving benefits, the law generally requires the entire benefit to be distributed no more than five years after death. There are exceptions: (1) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of death, (2) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period which does not exceed his/her life expectancy beginning any time up to the date the participant would have attained age 701/2 or, if later, one year after the participant's death, or
(3) the spouse may be able to roll over all or part of the death benefit to a traditional individual retirement arrangement. If, at death, a participant was already receiving benefits, the beneficiary must continue to receive benefits subject to the Federal income tax minimum distribution rules. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. In some cases, the spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Spousal Consent Requirements" under "Types of Benefits" in the SAI.

Under the Master Plan, on the day we receive proof of death, we automatically transfer the participant's account balance in the Equity Index Fund or the Lifecycle Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions.

5
The Program



                                                                           -----
                                                           The Program       23
--------------------------------------------------------------------------------

This section explains the ADA Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Adoption Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer. The Program is described in the prospectus solely to provide a more complete understanding of how the investment funds operate within the Program.


The American Dental Association Members Retirement Program consists of several types of retirement plans and two retirement plan Trusts, the Master Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contracts described in this prospectus and in the group annuity contract funding the GRAs. The Program is sponsored by the ADA, and the Trustees under the Master and Pooled Trusts are the members of the Council on Insurance of the ADA (the "Trustees"). The Program had 27,252 participants and $1.2 billion in assets at December 31, 2001.


ELIGIBLE EMPLOYERS

You can adopt the Program if you or at least one of your partners or other shareholders is a member of: (1) the ADA, (2) a constituent or component society of the ADA, or (3) an ADA-affiliated organization. Participation by an affiliated organization must first be approved by the ADA's Council on Insurance.


Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How to reach us - Information on joining the Program" on the back cover of the prospectus.


SUMMARY OF PLAN CHOICES

You have a choice of three retirement plan arrangements under the Program. You can:


    o Choose the MASTER PLAN - which automatically gives you a full range of services from Equitable Life. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Master Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.



--------------------------------------------------------------------------------
The Master Plan is a defined contribution master plan that can be adopted as a profit sharing plan, a defined contribution pension plan, or both. Traditional 401(k), SIMPLE 401(k), and Safe Harbor 401(k) are also available.
--------------------------------------------------------------------------------

    o Choose the SELF-DIRECTED PROTOTYPE PLAN - which gives you added flexibility in choosing investments. This is a defined contribution prototype plan which can be used to combine the Program investment options with your own individual investments such as stocks and bonds. With this plan you must adopt our Pooled Trust and maintain a minimum balance of $25,000 at all times.

        You must arrange separately for plan level accounting and brokerage services. We provide recordkeeping services only for plan assets held in the Pooled Trust. You can use any plan recordkeeper or you can arrange through us to hire Trustar Retirement Services, Inc. at a special rate. You can also arrange through us brokerage services from CSFB or use the services of any other broker.

--------------------------------------------------------------------------------
The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
--------------------------------------------------------------------------------

    o Maintain your own INDIVIDUALLY DESIGNED PLAN - and use the Pooled Trust for investment options in the Program and your own individual investments. The

-----
 24    The Program
--------------------------------------------------------------------------------

        Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans.

 Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.

GETTING STARTED

If you choose the Master Plan, you must complete an Adoption Agreement. If you have your own individually designed plan and wish to use the Pooled Trust as an investment vehicle, the trustee of your plan must complete an Adoption Agreement.

If you choose the Self-Directed Prototype Plan, you must complete the Prototype Plan adoption agreement as well as an Adoption Agreement in order to use the Pooled Trust.

As an employer, you are responsible for the administration of the plan you choose. If you have a Self-Directed Prototype Plan, you are also responsible for appointing a plan trustee. Please see "Your Responsibilities as Employer" in the SAI.

HOW TO MAKE PROGRAM CONTRIBUTIONS


Contributions must be in the form of a check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to The ADA Retirement Trust. All contribution checks should be sent to Equitable Life at the address shown "For Contribution Checks Only" in the "Information once you join the Program" section under "How to reach us" on the back cover of this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.

All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type and fiscal year to which the Contribution will be applied. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed and matches the check amount. Contributions are only accepted from the employer. Employees may not send contributions directly to the Program. Contributions are only accepted for properly enrolled participants.


There is no minimum amount which must be contributed for investment if you adopt the Master Plan, or if you have your own individually designed plan that uses the Pooled Trust. If you adopt our Self-Directed Prototype Plan, you must, as indicated above, keep at least $25,000 in the Pooled Trust at all times.

ALLOCATING PROGRAM CONTRIBUTIONS

Under the Master Plan, participants make all of the investment decisions.

Investment decisions in the Self-Directed Prototype Plan and individually designed plans are made either by the participant or by the plan trustees, depending on the terms of the plan.

Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. IF WE DO NOT RECEIVE ADEQUATE INSTRUCTIONS, WE WILL ALLOCATE YOUR CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT UNTIL WE ARE PROPERLY INSTRUCTED OTHERWISE.

WHEN TRANSACTION REQUESTS ARE EFFECTIVE. Contributions, as well as transfer requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. In-service distribution requests are also effective on the business day they are received. Benefit payments are subject to Plan provisions. Transaction requests received after the end of a business day will be credited the next business day. Processing of any transaction may be delayed if a properly completed form is not received.

Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including check and mailing instructions, and a plan opinion/IRS

                                                                           -----
                                                           The Program      25
--------------------------------------------------------------------------------

determination letter from the new or amended plan or adequate proof of qualified plan status.

DISTRIBUTIONS FROM THE INVESTMENT OPTIONS


Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules applicable to participant distributions" below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax information" later in this prospectus.


AMOUNTS IN THE EQUITY INDEX FUND AND LIFECYCLE FUNDS. These are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from these Funds if there is any delay in redemptions from the related Underlying Mutual Fund, or with respect to the Lifecycle Funds, from the Lifecycle Fund Group Trusts in which they invest.

Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.


If your plan is an employer or trustee-directed plan, you as the employer are responsible for ensuring that there is sufficient cash available to pay benefits.


RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS


In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the Federal income tax treatment of distributions and benefit payment options is provided in "Tax information" later in this prospectus and in the SAI. You should discuss your options with a qualified financial advisor. Our Account Executives also can be of assistance.

In general, under the Master Plan or our Self-Directed Prototype Plan, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Benefit payment options" under "Transfers and access to your money" earlier in this prospectus and "Tax information" later in this prospectus for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 701/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 701/2 or retirement from the employer sponsoring the plan.

The IRS and Treasury recently have proposed revisions to the minimum distribution rules. We expect the rules to be finalized in 2002. The proposed revisions permit plan administrators, plan participants, and beneficiaries to apply the proposed revisions to distributions for the calender year 2002 provided that the plan adopts a model amendment to permit such distributions.


Under the Master Plan, self-employed persons may generally not receive a distribution prior to age 591/2, and employees generally may not receive a distribution prior to a separation from service.

6
Performance information



-----
 26   Performance information
--------------------------------------------------------------------------------

The investment performance of the Equity Index Fund and Lifecycle Funds reflects changes in unit values experienced over time. The unit value calculations for the Funds include all earnings, including dividends and realized and unrealized capital gains. Unlike the typical mutual fund, the Funds reinvest, rather than distribute, their earnings.


The following tables show the annual percentage change in Fund unit values, and the average annual percentage change in Fund unit values, for the appropriate period ended December 31, 2001. You may compare the performance results for each Fund with the data presented for certain unmanaged market indices, or "benchmarks."


Performance data for the benchmarks do not reflect any deductions for investment advisory, brokerage or other expenses of the type typically associated with an actively managed investment fund. This overstates their rates of return and limits the usefulness of the benchmarks in assessing the performance of the Funds. The benchmark results have been adjusted to reflect reinvestment of dividends and interest for greater comparability. The benchmarks are:

    o Standard & Poor's 500 Index ("S&P 500") - a weighted index of the securities of 500 companies widely regarded by investors as representative of the stock market.


    o Russell 3000 Index ("Russell 3000") represents approximately 98% of the investable U.S. equity market. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks. Russell performs a "reconstitution" of the indices annually.


    o Russell 2000 Index ("Russell 2000") - a broadly diversified small capitalization index of the approximately 2,000 smallest stocks within the Russell 3000 Index.

    o Morgan Stanley Capital International Europe, Australasia, and Far East Index ("MSCI EAFE") - a broadly diversified index representing approximately 1,000 stocks across 20 major developed markets in Europe, Australia, New Zealand and the Far East. The MSCI EAFE index captures about 60% of the available market capitalization in each country and is designed to offer global investors access to some of the world's largest and most liquid equity securities outside the U.S. and Canada.

    o Lehman Government/Corporate Bond Index ("Lehman") - an index widely regarded as representative of the bond market.

    o Salomon Brothers 3-Month T-Bill Index ("Salomon 3 Mo. T-Bill") - an index of direct obligations of the U.S. Treasury which are issued in maturities between 31 and 90 days.

    o Consumer Price Index (Urban Consumers - not seasonally adjusted) ("CPI") - an index of inflation that can be used as a non-securities benchmark.

The annual percentage change in unit values represents the percentage increase or decrease in unit values from the beginning of one year to the end of that year. The average annual rates of return are time-weighted, assume an investment at the beginning of each period, and include the reinvestment of investment income.


Historical results are presented for the Funds for the periods during which the Funds were available under the Program. Hypothetical results were calculated for prior periods, as described in "How we calculate performance data" below. For the Equity Index Fund, no results are presented for periods prior to 1993, as the SSgA S&P 500 Index Fund began operations during 1992. 1995 performance data for the Lifecycle Funds is shown for the period when the Funds commenced operations on May 1, 1995 through December 31, 1995.


THE PERFORMANCE SHOWN DOES NOT REFLECT ANY RECORD MAINTENANCE AND REPORT OR ENROLLMENT FEES. NO PROVISIONS HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON DISTRIBUTION. PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE.

                                                                           -----
                                                 Performance information    27
--------------------------------------------------------------------------------

ANNUAL PERCENTAGE CHANGE IN FUND
UNIT VALUES


------------------------------------------------------------------------------------------------------------------------------------
                         LIFECYCLE    LIFECYCLE                                                                    SALOMON
            EQUITY        FUND -        FUND -         S&P         RUSSELL      RUSSELL        MSCI                  3-MO.
            INDEX*     CONSERVATIVE    MODERATE        500          2000         3000          EAFE       LEHMAN    T-BILL    NCREIF
------------------------------------------------------------------------------------------------------------------------------------
2001        (12.9)%        (0.3)%        (5.3)%       (11.9)%       2.5%        (11.5)%       (21.4)%      8.5%      4.1%     7.4%
2000        (10.0)          2.3          (2.7)         (9.1)       (3.0)         (7.5)        (14.2)      11.9       6.0      3.4
1999         19.8           5.1          12.0          21.1        21.3          20.99         27.0       (2.2)      4.7      2.7
1998         27.2          10.2          15.1          28.6        (2.6)         24.1          20.0        9.5       5.1      1.6
1997         31.7           9.9          16.1          33.4        22.4          31.8           1.8        9.8       5.2      1.9
1996         21.3           4.3          10.6          23.0        16.5          21.8           6.1        2.9       5.3      3.3
1995         35.1           5.9          10.1          37.5        28.4          36.8          11.2       19.2       5.7      2.9
1994          0.7             -             -           1.3         1.8           0.2           7.8       (3.5)      4.2      2.7
1993          6.4             -             -          10.0        18.9          10.9          32.6       11.0       3.1      2.7
1992            -             -             -           7.6        18.4           9.7         (12.2)       7.6       3.6      2.9
------------------------------------------------------------------------------------------------------------------------------------



AVERAGE ANNUAL PERCENTAGE CHANGE IN
FUND UNIT VALUES - YEARS ENDING
DECEMBER 31, 2001



------------------------------------------------------------------------------------------------------------------------------------
                             LIFECYCLE    LIFECYCLE                                                              SALOMON
                EQUITY        FUND -        FUND -      S&P       RUSSELL    RUSSELL         MSCI                  3-MO.
                INDEX*     CONSERVATIVE    MODERATE     500        2000       3000           EAFE       LEHMAN    T-BILL    NCREIF
------------------------------------------------------------------------------------------------------------------------------------
1 Year          (12.9)%        (0.3)%        (5.3)%    (11.9)%      2.5%      (11.5)%       (21.4)%      8.5%      4.1%      7.4%
3 Years          (2.1)          2.4           1.1       (1.0)       6.4        (0.3)         (5.1)       5.9       4.9      10.3
5 Years           9.5           5.4           6.7       10.7        7.5        10.1           0.9        7.4       5.0      12.2
10 Years            -             -             -       12.9       11.5        12.7           4.5        7.3       4.7       8.1
------------------------------------------------------------------------------------------------------------------------------------


* Hypothetical results, in bold, are based on underlying mutual fund performance before the inception of the respective Funds.


HOW WE CALCULATE PERFORMANCE DATA

The Equity Index Fund began operations as Separate Account No. 195 on February 1, 1994. For prior periods hypothetical results are shown. The results reflect the actual performance of SSgA S&P 500 Index Fund beginning with 1993, the first full year after that mutual fund began operations. For these hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the SSgA S&P 500 Index Fund.

The Lifecycle Fund - Conservative and the Lifecycle Fund - Moderate performance shown reflects actual investment performance of Separate Account No. 197 and Separate Account No. 198 for the period beginning May 1, 1995, when the Funds commenced operations.

7
Charges and expenses



-----
 28   Charges and expenses
--------------------------------------------------------------------------------

You will incur two general types of charges under the Program:

o Charges based on the value of your assets in the Trust - these apply to all amounts invested in the Trust (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the Equity Index Fund and Lifecycle Funds.

o Plan and transaction charges - these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the Equity Index Fund and Lifecycle Funds.

We make no deduction from your contributions or withdrawals for sales expenses.

CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM

PROGRAM EXPENSE CHARGE

We assess the Program expense charge against the combined value of Program assets in the Trust. The purpose of this charge is to cover the expenses that we and the ADA incur in connection with the Program.


------------------------------------------------------------------------
                                   ANNUAL PROGRAM EXPENSE CHARGE*
------------------------------------------------------------------------
 VALUE OF PROGRAM ASSETS       EQUITABLE LIFE         ADA         TOTAL
------------------------------------------------------------------------
 First $400 million                .630%             .025%        .655%
 Over $400 million                 .630              .020         .650
------------------------------------------------------------------------



* The Program expense charge is determined by negotiation between us and the Trustees. The charge is primarily based on a formula that gives effect to total Program assets allocated to the Trust and the number of plans enrolled in the Program. Currently, the portion paid to the ADA has been reduced to 0.00% for all asset levels, but the ADA's portion could be increased in the future. For the 12 months beginning May 1, 2002, the total Program expense charge is 0.63%.


For investment options other than GRAs, the Program expense charge is calculated based on Program assets in the Trust on January 31 of each year, and is charged at a monthly rate of 1/12 of the relevant annual charge. For a description of the Program expense charge as it relates to the Guaranteed Rate Accounts, please refer to our separate prospectus for the other Investment Options in the Program.


We apply our portion of the Program expense charge toward the cost of maintenance of the investment funds, promotion of the Program investment funds and Money Market Guarantee Account, commissions, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The ADA Trustees can direct us to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. During 2001 we received $7,862,582 and the ADA received $152,761 under the Program expense charge.


ADMINISTRATION FEES

The computation of unit values for each investment fund also reflects fees charged for administration. We receive an administrative fee at the annual rate of .15% of assets held in the Equity Index Fund and Lifecycle Funds. As part of our administrative functions, we maintain records for all portfolio transactions and cash flow control, calculate unit values, monitor compliance with the New York Insurance Law and supervise custody matters for all these Funds.

OTHER EXPENSES BORNE BY THE FUNDS

Certain other expenses are charged directly to the Equity Index Fund and Lifecycle Funds. These include SEC filing fees and certain related expenses such as printing of SEC filings, prospectuses and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program.

The Equity Index Fund purchases and redeems shares in the SSgA S&P 500 Index Fund at net asset value. The net asset

                                                                           -----
                                                    Charges and expenses    29
--------------------------------------------------------------------------------

value reflects charges for management, audit, legal, shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the SSgA S&P 500 Index Fund, which are indirectly borne by the Fund, please refer to the prospectus for the SSgA S&P 500 Index Fund.


The Lifecycle Funds - Conservative and Moderate purchase and redeem units in the Lifecycle Fund Group Trusts - Conservative and Moderate, respectively, at net asset value. The net asset value reflects charges for investment management, audit, legal, custodian and other fees. By agreement with the ADA Trustees, we impose a charge at the annual rate of .03% of the value of the respective assets of the Lifecycle Funds - Conservative and Moderate. This charge compensates us for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds among the investment options described in this prospectus. For a description of charges and expenses assessed by the Lifecycle Fund Group Trusts, which are indirectly borne by the Lifecycle Funds, see "Deductions and charges related to the Lifecycle Trusts and Underlying State Street Funds," below.


PLAN AND TRANSACTION EXPENSES

ADA RETIREMENT PLAN, PROTOTYPE SELF-DIRECTED PLAN AND INDIVIDUALLY-DESIGNED PLAN FEES

RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is:

       --------------------------------------------------------------
       ADA Members Retirement Plan participants      $3 per quarter
       Self-Directed Prototype Plan participants     $3 per quarter
       Investment Only                               $1 per quarter
       --------------------------------------------------------------

ENROLLMENT FEE. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.

PROTOTYPE SELF-DIRECTED PLAN FEES. Employers who participate in our Prototype Self-Directed Plan incur additional fees not payable to us, such as brokerage and administration fees.

INDIVIDUAL ANNUITY CHARGES

ANNUITY ADMINISTRATIVE CHARGE. If a participant elects a variable annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment. The minimum amount that can be converted to an annuity, so that the charge would apply, is $5,000. Annuities purchased from other providers may also be subject to fees and charges.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES


We deduct a charge designed to approximate certain applicable taxes that may be imposed on us, for example, for our state premium tax. Currently, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed on us varies by state and ranges from 0% to 1% (the rate is 1% in Puerto Rico).


We reserve the right to deduct any applicable charges such as premium taxes from each contribution or from distributions or upon termination of your contract. If we have deducted any applicable tax charges from contributions, we will not deduct a charge for the same taxes later. If, however, an additional tax is later imposed on us when you make a partial or full withdrawal, or your contract is terminated, or you begin receiving annuity payments, we reserve the right to deduct a charge at that time.

-----
 30   Charges and expenses
--------------------------------------------------------------------------------

GENERAL INFORMATION ON FEES AND CHARGES


We may change the fees and charges described above at any time with the ADA's consent. During 2001 we received total fees and charges under the Program of $11,111,953.


DEDUCTIONS AND CHARGES RELATED TO THE LIFECYCLE TRUSTS AND UNDERLYING STATE STREET FUNDS

In addition to the generally applicable Program fees and charges that we impose, State Street imposes fees and charges for providing investment management services, and custodial services, and for other expenses incurred in connection with operating the Lifecycle Fund Group Trusts and the Underlying State Street Funds. State Street deducts these fees from the assets of the Lifecycle Fund Group Trusts in which the Lifecycle Funds invest, or the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest.

INVESTMENT MANAGEMENT FEE. Each Lifecycle Trust pays State Street a fee equal to ..17% of the average annual net assets of each Lifecycle Trust for providing investment management services to the Trusts. No fee is paid to State Street for managing the assets of the Underlying State Street Funds with respect to investments made in such Funds by each Lifecycle Fund Group Trust. State Street may receive fees for managing the assets of other collective investment funds in which the Funds may invest on a temporary basis, and for managing the mutual funds in which assets of the Underlying State Street Funds may be invested. State Street has agreed to reduce its management fee charged to each of the Lifecycle Trusts to offset any management fees State Street receives attributable to the Trusts' investment in such other collective investment funds and mutual funds.

FIXED ADMINISTRATION FEE. State Street also makes a deduction from the assets of each Lifecycle Fund Group Trust to compensate it for providing various recordkeeping and accounting services to such Trust and for periodically rebalancing the assets of each Trust to conform to the target percentage weightings for the Trust. This fee is currently fixed at $12,000 per year for each Trust.

OTHER EXPENSES. Certain costs and expenses are charged directly to the Lifecycle Fund Group Trusts. These include legal and audit expenses and costs related to providing educational and other materials to ADA Program participants about the Lifecycle Fund investment options. In addition, participants indirectly incur expenses for audit and custodial services provided to the Underlying State Street Funds. State Street serves as custodian to each of these Funds.

8
Tax information




                                                                           -----
                                                         Tax information    31
--------------------------------------------------------------------------------

In this section, we briefly outline current Federal income tax rules relating to adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI. We do not discuss the effect, if any, of state tax laws that may apply.


The United States Congress has in the past considered and may in the future consider proposals for legislation that, if enacted, could change the tax treatment of qualified retirement plans. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws may affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may also change. There is no way of predicting whether, when or in what form any such change would be adopted.


Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax advisor.

BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Annuity contracts can be purchased in connection with retirement plans qualified under Code section 401. How these arrangements work, including special rules applicable to each, are described in the specific sections for each type of arrangement in the SAI. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as the selection of investment funds and guaranteed options and choices of pay-out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

In this section, the word "you" refers to the plan participant.

Amounts distributed to a participant from a qualified plan are generally subject to Federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.


ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan, traditional individual retirement arrangement ("IRA"), an annuity under Section 403(b) of the Code or a retirement plan under Section 457 of the Code, or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory Federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI for a more detailed discussion.


ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

IN-SERVICE WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your

-----
 32   Tax information
--------------------------------------------------------------------------------

cost basis if they are attributable to your pre-January 1, 1987 contributions under plans that permitted those withdrawals as of May 5, 1986. Amounts that you include in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory Federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 591/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions you use to pay deductible medical expenses.

WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI. Under the ADA Master Retirement Plan, we will withhold the tax and send you the remaining amount. Under an individually designed plan or our prototype self-directed plan we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding Federal income tax upon distributions to you or your beneficiary.

OTHER TAX CONSEQUENCES. Federal estate and gift taxes, state and local estate and inheritance taxes, and other tax consequences of participation in the Program, depend on the residence and the circumstances of each participant or beneficiary. For complete information on Federal, state, local and other tax considerations, you should consult a qualified tax advisor.

9
More information



                                                                           -----
                                                         More information   33
--------------------------------------------------------------------------------

ABOUT PROGRAM CHANGES OR TERMINATIONS

AMENDMENTS. The group annuity contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and (2) offer new investment options with different terms.

TERMINATION. We or the ADA Trustees may terminate the group annuity contract. If the contract is terminated, we will not accept any further contributions or perform any recordkeeping functions after the date of termination. We then would make arrangements with the ADA Trustees with respect to the assets held in the investment options that we provide, subject to the following:

o transfers and withdrawals from the Real Estate Fund would continue to be subject to the restrictions described in this prospectus and in the SAI;

o the ADA Trustees could transfer assets from the Money Market Guarantee Account in installments over a period of time not to exceed two years; however, during that time participants would be permitted to make transfers to funding vehicles provided by another financial institution (other than a money market fund or similar investment); and

o  amounts allocated to the GRAs would be held until maturity.

If the ADA Trustees make arrangements with us, you may be able to continue to invest amounts in the investment options that we provide and elect payment of benefits through us.

AGREEMENT WITH STATE STREET. We and State Street have entered into an Agreement with respect to various administrative, procedural, regulatory compliance and other matters relating to the availability of the Lifecycle Fund Group Trusts and Underlying State Street Funds in the ADA Program through the Lifecycle Funds. The Agreement does not contain an expiration date and is intended to continue in effect indefinitely. However, under the terms of the Agreement, we may terminate it upon three months prior written notice to State Street, and State Street may terminate it upon six months prior written notice to us. In the event of a termination of the Agreement, State Street has the right, upon four months' prior notice to us, to require the redemption of all units of the Lifecycle Fund Group Trusts held by the Lifecycle Funds. Should we receive notice of a required redemption, we will advise you promptly in order to allow you adequate time to transfer to one or more of the other Investment Options.

IRS DISQUALIFICATION

If your plan is found not to qualify under the Internal Revenue Code, we may:
(1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.

ABOUT THE SEPARATE ACCOUNTS

Each investment fund is one of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our group annuity contracts with the ADA Trustees. The results of each separate account's operations are accounted for without regard to Equitable Life's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts.

The separate accounts that we call the Equity Index Fund and Lifecycle Funds commenced operations on 1994 and 1995, respectively. Because of exclusionary provisions, none of the investment funds is subject to regulation under the Investment Company Act of 1940. The Equity Index Fund and Lifecycle Funds are used exclusively in the ADA Program.

-----
 34    More information
--------------------------------------------------------------------------------

ABOUT STATE STREET


State Street, is one of the world's leading specialists in serving institutional investors, providing a full range of products and services. As of December 31, 2001, State Street was the largest manager of pension assets with $775 billion under management.


State Street is subject to supervision and examination by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Massachusetts Commissioner of Banks. This, however, does not provide any protection against loss that may be experienced as a result of an investment in the Trusts. Further, State Street is required to comply with ERISA, to the extent applicable, in connection with the administration of the Program.

TAX STATUS OF THE LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING FUNDS. Each Trust is a tax-exempt group trust established pursuant to Revenue Ruling 81-100. As a tax-exempt group trust, each Trust is not subject to federal income tax unless the Trust generates unrelated business taxable income as defined in the Code ("UBTI"). It is the policy of State Street not to invest any portion of the assets of a Trust in a manner that will generate UBTI. If State Street determines, however, that a proposed investment cannot be structured to avoid UBTI and that the projected after-tax return on that investment is sufficient to justify the making of such investment, then State Street may elect to make that investment. In the unlikely event that any UBTI is incurred by a Trust, it is anticipated that any tax thereon would be reported and paid by the Trust as an expense of such Trust.

UNDERWRITER


AXA Advisors, LLC ("AXA Advisors"), the successor to EQ Financial Consultants, Inc. and an affiliate of Equitable Life, may be deemed to be the principal underwriter of separate account units under the group annuity contract. AXA Advisors is registered with the SEC as a broker-dealer under the 1934 Act and is a member of the National Association of Securities Dealers, Inc. AXA Advisors' principal business address is 1290 Avenue of the Americas, New York, NY 10104. The offering of the units under the contract is continuous.


No person currently serves as underwriter for the Lifecycle Fund Group Trusts or the Underlying State Street Funds.

ABOUT LEGAL PROCEEDINGS

Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings is likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under the Program, or the distribution of group annuity contract interests under the Program.

State Street is engaged in litigation of various kinds which in its judgment is not of material importance in relation to its total assets. None of the litigation now in progress is expected to affect any assets of the Equity Index Fund or the Lifecycle Funds or the Lifecycle Group Trusts or the Underlying State Street Funds in which the Lifecycle Trusts invest.

ABOUT OUR INDEPENDENT ACCOUNTANTS

The financial statements listed below and included in the SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting:

o The financial statements for Separate Account Nos. 195, 197 and 198 as of December 31, 2001 and for each of the two years in the period then ended.

o The financial statements for Equitable Life as of December 31, 2001 and 2000 and for each of the three years in the period then ended.

o The following financial statements as of December 31, 2001 and for each of the two years in the period then ended:

o  State Street Bank and Trust Company Lifecycle Fund Group Trust - Conservative

                                                                           -----
                                                        More information    35
--------------------------------------------------------------------------------

o  State Street Bank and Trust Company Lifecycle Fund Group Trust - Moderate

o State Street Bank and Trust Company S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Flagship Non-Lending Fund

o State Street Bank and Trust Company Russell 2000 Index Securities Lending Fund and State Street Bank and Trust Company Russell 2000 Index Fund


o  State Street Bank and Trust Company Daily EAFE Fund


o State Street Bank and Trust Company Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Europe Index Fund

o State Street Bank and Trust Company Daily MSCI Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Japan Index Fund

o State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Fund


o  State Street Bank and Trust Company Government Corporate Bond Fund

o  State Street Bank and Trust Company Short Term Investment Fund

REPORTS WE PROVIDE AND AVAILABLE INFORMATION

We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's Website at http://www.sec.gov.

ACCEPTANCE

The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into an Adoption Agreement.

Appendix I: Selected financial data and condensed financial information




                                                                           -----
Appendix I: Selected financial data and condensed financial information     A-1
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA


LIFECYCLE FUND GROUP TRUSTS


The selected financial data below provides information with respect to investment income, expenses, and investment performance for each Lifecycle Fund Group Trust attributable to each unit outstanding for the period indicated. These selected per unit data and ratios for the years ended December 31, 2001 through 1996 have been derived from financial statements audited by PricewaterhouseCoopers LLP, independent accountants, in their reports included in the SAI. The selected financial data should be read in conjunction with the full financial statements of the Lifecycle Fund Group Trusts, which appear in the SAI.



------------------------------------------------------------------------------------------------------------------------------------
                                                                                         YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------------------------------------
                                                                       2001        2000       1999      1998       1997      1996
------------------------------------------------------------------------------------------------------------------------------------
LIFECYCLE FUND GROUP TRUST - CONSERVATIVE
Net investment income (loss)*                                       $   0.09    $   0.15   $   0.10   $   0.09    $   0.06  $  0.05
Net realized and unrealized gain (loss)                                 0.07        0.39       0.81       1.41        1.28     0.65
Net increase (decrease)                                                 0.16        0.54       0.91       1.50        1.34     0.70
Net asset value
Beginning of period                                                    15.72       15.18      14.27      12.77       11.43    10.73
End of period                                                       $  15.88    $  15.72   $  15.18   $  14.27    $  12.77  $ 11.43
Total return **                                                         1.02%       3.56%      6.38%     11.75%      11.72%    6.52%
Ratio of expenses to average net assets (b)                             0.30%       0.32%      0.38%      0.43%       0.66%    0.81%
Ratio of net investment income (loss) to average net assets (a)         0.57%       0.96%      0.66%      0.68%       0.46%    0.31%
Portfolio turnover                                                        30%         71%        42%        77%         44%      54%
Net assets, end of period (000s)                                    $ 11,956    $ 11,599   $ 12,797   $ 13,516    $  7,249  $ 4,534
LIFECYCLE FUND GROUP TRUST - MODERATE
Net investment income (loss)*                                       $   0.05    $   0.09   $   0.06   $   0.06    $   0.05  $  0.04
Net realized and unrealized gain (loss)                                (0.87)      (0.43)      2.14       2.30        2.11     1.27
Net increase (decrease)                                                (0.34)      (0.34)      2.20       2.36        2.16     1.31
Net asset value
Beginning of period                                                    18.82       19.16      16.96      14.60       12.44    11.13
End of period                                                       $  18.00       18.82      19.16      16.96    $  14.60  $ 12.44
Total return**                                                         (4.36)%     (1.78)%    12.97%     16.16%      17.36%   11.77%
Ratio of expenses to average net assets (b)                             0.17%        .18%      0.19%      0.19%       0.20%    0.20%
Ratio of net investment income (loss) to average net assets (a)(b)      0.28%        .47%      0.34%      0.37%       0.37%    0.35%
Portfolio turnover                                                        21%         51%        33%        46%         22%      18%
Net assets, end of period (000s)                                    $106,783    $122,708   $132,764   $125,412    $108,435  $88,273
------------------------------------------------------------------------------------------------------------------------------------


* Net investment income (loss) per unit has been calculated based upon an average of units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a)  Ratio excludes income retained by the funds in which the Fund invests.

(b) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

-----
 A-2  Appendix I: Selected financial data and condensed financial information
--------------------------------------------------------------------------------

UNDERLYING STATE STREET FUNDS


The selected financial data below provides information with respect to investment income, expenses, and investment performance for each Underlying State Street Fund attributable to each Underlying State Street Fund unit outstanding for the periods indicated. These selected per unit data and ratios for the years ended December 31, 2001 through 1996 have been derived from financial statements audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports included in the SAI. The selected financial data should be read in conjunction with the full financial statements of the Underlying State Street Funds, which appear in the SAI.



----------------------------------------------------------------------------------------------------------------
                                                                          YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------------
                                                             2001          2000           1999           1998
----------------------------------------------------------------------------------------------------------------
S&P 500 FLAGSHIP FUND
Net investment income*                                    $  2.77        $  2.90        $  2.99        $  2.77
Net realized and unrealized gain (loss)                    (29.56)        (25.33)         40.09          42.70
Distribution of securities lending fee income (a)           (0.01)         (0.03)         (0.01)         (0.01)
Net increase (decrease)                                    (26.79)        (22.46)         43.07          45.46
NET ASSET VALUE
Beginning of year                                          225.33         247.79         204.72         159.26
End of year                                               $198.54        $225.33        $247.79        $204.72
Total return **                                            (11.89)%        (9.05)%        21.04%         28.55%
Ratio of expenses to average net assets***                   0.00%          0.00%          0.00%          0.00%
Ratio of net investment income to average net
  assets                                                     1.35%          1.20%          1.35%          1.55%
Portfolio turnover                                             19%            26%            13%            18%
Net assets, end of year (000s)                            $62,723        $64,361        $75,574        $49,893
----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------
                                                           1997           1996          1995           1994          1993
-----------------------------------------------------------------------------------------------------------------------------
S&P 500 FLAGSHIP FUND
Net investment income*                                   $  2.64        $  2.48       $  2.24        $ 1.90         $ 1.81
Net realized and unrealized gain (loss)                    37.22          19.86         24.26         (0.93)          4.55
Distribution of securities lending fee income (a)           0.00           0.00          0.00          0.00          (0.01)
Net increase (decrease)                                    39.86          22.34         26.50          0.97           6.35
NET ASSET VALUE
Beginning of year                                         119.40          97.06         70.56         69.59          63.24
End of year                                              $159.26        $119.40       $ 97.06        $70.56         $69.59
Total return **                                            33.38%         23.02%        37.56%         1.39%         10.06%
Ratio of expenses to average net assets***                  0.00%          0.00%         0.00%         0.00%          0.00%
Ratio of net investment income to average net
  assets                                                    1.86%          2.33%         2.66%         2.88%          2.68%
Portfolio turnover                                            18%            27%           10%           12%            22%
Net assets, end of year (000s)                           $36,664        $20,916       $15,135        $8,258         $5,753
-----------------------------------------------------------------------------------------------------------------------------


* Net investment income has been calculated based on an average of month-end units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of each year and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

***  Zero amount represents that which is less than .005%.

(a) Zero amount represents that which is less than $.005 per unit or (0.005) if negative.

                                                                           -----
Appendix I: Selected financial data and condensed financial information     A-3
--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            PERIOD
                                                                                                                             ENDED
                                                                                                                            DECEMBER
                                                                   YEAR ENDED DECEMBER 31,                                     31,
                                 ---------------------------------------------------------------------------------------------------
                                   2001       2000         1999        1998        1997       1996       1995       1994      1993
------------------------------------------------------------------------------------------------------------------------------------
RUSSELL 2000 INDEX SECURITIES
  LENDING FUND
Net investment income*           $ 0.41   $     0.44   $     0.39   $     0.38  $     0.36  $   0.32   $   0.03   $   0.21  $   0.17
Distribution of securities
  lending fee income              (0.02)       (0.02)       (0.02)       (0.02)      (0.02)    (0.01)     (0.01)     (0.01)     0.00
Net realized and unrealized
  gain (loss)                      0.21        (1.28)        4.34        (1.06)       4.19      2.45       3.61      (0.46)     1.83
Net increase (decrease)            0.62        (0.86)        4.71        (0.70)       4.53      2.76       3.63      (0.26)     2.00
Net asset value
Beginning of period               26.92        27.78        23.07        23.77       19.24     16.48      12.85      13.11     11.11
End of period                    $27.52   $    26.92   $    27.78   $    23.07  $    23.77  $  19.24   $  16.48   $  12.85  $  13.11
Total return%**                    2.33        (3.01)       20.50        (2.88)      23.66     16.81      28.33      (1.98)    18.00
Ratio of expenses to average
  net assets (%)(c)                0.03         0.03         0.03         0.04        0.06      0.06       0.10       0.07      0.09
Ratio of net investment income
  to average net assets (%)(c)     1.56         1.57         1.61         1.61        1.63      1.80       1.80       1.61      1.37
Portfolio turnover (%)               91%          76           51           57         105       131        103         48        35
Net assets, end of year (000s)   $2,287   $1,817,667   $1,903,731   $1,255,838  $1,174,146  $951,405   $536,849   $372,107  $451,119
------------------------------------------------------------------------------------------------------------------------------------


* Net investment income per unit has been calculated based upon an average month-end of units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and the end of the period and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Russell 2000 Index Securities Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) 1996 ratios reflect net investment income and expenses attributable to the Russell 2000 Fund from its ownership of other collective investment funds.


------------------------------------------------------------------------------------------------------------------------------------
                                                                               YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------------------------------------------------
                                                     2001       2000        1999        1998         1997        1996        1995
------------------------------------------------------------------------------------------------------------------------------------
DAILY EAFE FUND
Net investment income (loss)*                     $  0.00    $  (0.00)    $   0.00    $   0.21     $   0.19    $   0.19    $   0.16
Net realized and unrealized gain (loss)             (2.42)      (1.93)        2.87        1.57        (0.07)       0.29        0.66
Net increase (decrease)                             (2.42)      (1.93)        2.87        1.78         0.12        0.48        0.82
Net asset value
Beginning of period                                 11.26       13.19        10.32        8.54         8.42        7.94        7.12
End of period                                     $  8.84    $  11.26     $  13.19    $  10.32     $   8.54    $   8.42    $   7.94
Total return(%)                                    (21.49)     (14.63)       27.83       20.84         1.43        6.07       11.56
Ratio of expenses to average net assets (%)(b)       0.00        0.00         0.00        0.11         0.11        0.19        0.20
Ratio of net investment income to average net
  assets (%)(b)                                      0.00        0.00         0.00        2.13         2.17        2.31        2.21
Portfolio turnover (%)                                 45         103           47         109            9           5           9
Net assets, end of year (000s)                    $   432    $543,294     $515,570    $490,295     $277,080    $318,204    $154,010
------------------------------------------------------------------------------------------------------------------------------------


* Net investment income per unit has been calculated based upon an average month-end of units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in net asset value per unit between the beginning and end of each year. The calculation includes only those expenses charged directly to the Daily EAFE Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a) Zero amount represents that which is less than $0.005 per unit or $(0.005) if negative.

-----
 A-4   Appendix I: Selected financial data and condensed financial information
--------------------------------------------------------------------------------

(b)  Zero amount represents that which is less than 0.005%


------------------------------------------------------------------------------------------------------------------------------------
                                                                           YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------------------------------------------
                                                 2001       2000        1999         1998         1997         1996         1995
------------------------------------------------------------------------------------------------------------------------------------
GOVERNMENT CORPORATE BOND FUND
Net investment income*                         $ 0.12    $   0.94   $     0.86   $     0.80   $     0.83   $     0.78   $     0.70
Net realized and unrealized gain (loss)          1.21        0.61        (1.12)        0.38         0.32        (0.42)        1.17
Net increase (decrease)                          1.33        1.55        (0.26)        1.18         1.15         0.36         1.87
Net asset value
Beginning of year                               15.47       13.92        14.18        13.00        11.85        11.49         9.62
End of year                                    $16.80    $  15.47   $    13.92   $    14.18   $    13.00   $    11.85   $    11.49
Total return (%)**                               8.60       11.14        (1.83)        9.09         9.70         3.13        19.44
Ratio of expenses to average net assets (%)      0.01        0.02         0.01         0.01         0.01         0.01         0.01
Ratio of net investment income to average net
  assets (%)                                     0.76        6.50         6.17         5.89         6.73         6.82         6.53
Portfolio turnover (%)                             65         734          824          478          294          299          611
Net assets, end of year (000s)                 $  443    $537,577   $4,807,644   $4,643,861   $4,273,490   $3,060,002   $1,991,393
------------------------------------------------------------------------------------------------------------------------------------


* Net investment income per unit has been calculated based on an average month-end of units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.


------------------------------------------------------------------------------------------------------------------------------------
                                                                             YEAR ENDED DECEMBER 31,
                                         -------------------------------------------------------------------------------------------
                                             2001         2000         1999         1998          1997          1996         1995
------------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM INVESTMENT FUND
Net investment income                     $ 0.0437   $    0.0643   $    0.0522  $    0.0551   $    0.0563   $    0.0548  $    0.0604
Net realized gain (loss)*                   0.0000        0.0000        0.0000       0.0000        0.0000        0.0000       0.0000
Net change in net assets resulting from
  operations                              $ 0.0437   $    0.0643   $    0.0522  $    0.0551   $    0.0563   $    0.0548  $    0.0604
Distributions from net investment income  $ 0.0437   $    0.0643   $    0.0522  $    0.0551   $    0.0563   $    0.0548  $    0.0604
Total return (%)**                            4.46          6.63          5.35         5.65          5.77          5.62         6.21
Ratio of expenses to average net assets
  (%)***                                      0.02          0.00          0.00         0.00          0.00          0.00         0.00
Ratio of net investment income to
  average net assets (%)                      4.37          6.43          5.22         5.51          5.63          5.48         6.04
Net assets, end of year (000s)            $134,778   $27,527,486   $22,958,561  $20,508,724   $18,563,057   $13,762,940  $12,393,148
------------------------------------------------------------------------------------------------------------------------------------


*    Zero amounts represent those which are less than $.00005 per unit.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts

***  Rounds to less than .005%

                                                                           -----
 Appendix I: Selected financial data and condensed financial information    A-5
--------------------------------------------------------------------------------


EQUITY INDEX FUND AND LIFECYCLE FUND -
CONSERVATIVE AND LIFECYCLE FUND -
MODERATE: SEPARATE ACCOUNT
NOS. 195, 197 AND 198


Unit values and number of units outstanding for these Funds are shown below.


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       INCEPTION
                                                              FOR THE YEARS ENDING DECEMBER 31,                          DATE
------------------------------------------------------------------------------------------------------------------------------------
                                 1994       1995       1996       1997       1998       1999       2000       2001
---------------------------------------------------------------------------------------------------------------------
Equity Index Fund                                                                                                        2/1/94
------------------------------------------------------------------------------------------------------------------------------------
 Unit Value                     $ 9.71     $13.12     $15.91     $20.95     $26.65     $31.94     $28.74     $25.03
---------------------------------------------------------------------------------------------------------------------
 Number of units outstanding       515      1,483      2,100      3,713      4,890      6,399      5,746      5,639
  (000's)
Lifecycle Fund - Conservative                                                                                            5/1/95
------------------------------------------------------------------------------------------------------------------------------------
 Unit Value                          -     $10.59     $11.04     $12.13     $13.37     $14.06     $14.38     $14.34
---------------------------------------------------------------------------------------------------------------------
 Number of units outstanding         -        281        409        596      1,009        906        804        831
  (000's)
Lifecycle Fund - Moderate                                                                                                5/1/95
------------------------------------------------------------------------------------------------------------------------------------
 Unit Value                          -     $11.01     $12.18     $14.14     $16.28     $18.23     $17.74     $16.81
---------------------------------------------------------------------------------------------------------------------
 Number of units outstanding         -      6,924      7,241      7,657      7,691      7,262      6,906      6,334
  (000's)
------------------------------------------------------------------------------------------------------------------------------------

Table of contents of
statement of additional information





-----  Table of contents of
 S-1   statement of additional information
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                      PAGE
Funding of the Program                                SAI-2
Your Responsibilities as Employer                     SAI-2
Procedures for Withdrawals, Distributions
 and Transfers                                        SAI-3
Types of Benefits                                     SAI-5
Provisions of the Master Plan                         SAI-6
Additional Investment Policies and Techniques -
 The Underlying State Street Funds                    SAI-10
Investment Restrictions Applicable to the Funds       SAI-14
How We Determine the Unit Value for the Funds         SAI-15
How We Value the Assets of the Funds                  SAI-15
How State Street Values the Assets of the
 Underlying State Street Funds                        SAI-16
Transactions by the Underlying State Street Funds     SAI-17
Investment Management Fee                             SAI-17
Underwriter                                           SAI-17
Management: Equitable Life                            SAI-18
Management: State Street                              SAI-21
Financial Statements                                  SAI-23

CLIP AND MAIL TO US TO RECEIVE A
STATEMENT OF ADDITIONAL INFORMATION

To: The Equitable Life Assurance Society
      of the United States
    Box 2486 G.P.O.
    New York, NY 10116


Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 2002 (State Street).



--------------------------------------------------------------------------------
Name


--------------------------------------------------------------------------------
Address


--------------------------------------------------------------------------------


Copyright 2002 by The Equitable Life Assurance Society of the United States. All rights reserved.

About Equitable Life



--------------------------------------------------------------------------------

 The Equitable Life Assurance Society of the United States ("Equitable Life") is the issuer of the group annuity contract that funds the Program. Equitable Life also makes forms of plans and trusts available, and offers recordkeeping and participant services to facilitate the operation of the Program.


 Equitable Life is a New York stock life insurance corporation and has been doing business since 1859. We are a wholly-owned subsidiary of AXA Financial, Inc. (previously The Equitable Companies Incorporated). The sole shareholder of AXA Financial, Inc. is AXA, a French holding company for an international group of insurance and related financial services companies. As the sole shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. No company other than Equitable Life's related companies, however, has any legal responsibility to pay amounts that Equitable Life owes under the contract.

 Equitable Life manages over $481.0 billion in assets as of December 31, 2001. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

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HOW TO REACH US


You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.


You can reach us as indicated below to obtain:
o Copies of any plans, trusts, participation agreements, enrollment or other forms used in the Program.
o  Unit values and other account information under your plan.
o Any other information or materials that we provide in connection with the Program.

INFORMATION ON JOINING THE PROGRAM


--------------------------------------------------------------------------------
BY PHONE:
--------------------------------------------------------------------------------
1-800-523-1125
(Retirement Program Specialists available weekdays
9am to 5pm Eastern Time)
--------------------------------------------------------------------------------
BY REGULAR MAIL:
--------------------------------------------------------------------------------
The ADA Members Retirement Program
c/o Equitable Life, Box 2011
Secaucus, NJ 07096
--------------------------------------------------------------------------------
BY REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
--------------------------------------------------------------------------------
The ADA Members Retirement Program
c/o Equitable Life
200 Plaza Drive, Second Floor
Secaucus, NJ 07094
--------------------------------------------------------------------------------
BY INTERNET:
--------------------------------------------------------------------------------
The ADA Members Retirement Program Website www.equitable.com/ada, provides information about the Program, as well as several interactive tools and resources that can help answer some of your retirement planning questions. The Website also provides an email feature that can be accessed by clicking on either "Contact Us" or "Send E-Mail to the Equitable."


INFORMATION ONCE YOU JOIN THE PROGRAM


--------------------------------------------------------------------------------
BY PHONE:
--------------------------------------------------------------------------------
1-800-223-5790 in the US or 1-800-223-5790-0 from France, United Kingdom, Italy, Switzerland, Israel and Republic of Korea (Account Executives available weekdays 9am to 5pm Eastern Time)

--------------------------------------------------------------------------------
TOLL-FREE AIMS FOR AMOUNTS IN THE TRUST:
--------------------------------------------------------------------------------
By calling 1-800-223-5790 or 1-800-223-5790-0 you may, with
your assigned personal security code, use AIMS to:
o  Transfer assets between investment options and obtain account information.
o Change the allocation of future contributions and maturing guaranteed options.
o Hear investment performance information, including investment fund unit values and current guaranteed option interest rates.

AIMS operates 24 hours a day. You may speak with our Account Executives during regular business hours about any matters covered by AIMS.

--------------------------------------------------------------------------------
BY INTERNET FOR AMOUNTS IN THE TRUST:
--------------------------------------------------------------------------------
By logging on to www.equitable.com/ada, Client Services you may, with your social security number and your assigned personal security code, use the Internet to access certain retirement account information such as:
o Investment performance, current and historical, investment fund unit values, and current guaranteed option interest rates.
o Transfer assets between investment options and obtain account balance information
o Change the allocation of future contributions and maturing guaranteed options.

--------------------------------------------------------------------------------
BY REGULAR MAIL:
--------------------------------------------------------------------------------
(correspondence): The ADA Members
 Retirement Program
 Box 2486 G.P.O.
 New York, NY 10116
--------------------------------------------------------------------------------
FOR CONTRIBUTION CHECKS ONLY:
--------------------------------------------------------------------------------
The Association Members
Retirement Program
P.O. Box 1599
Newark, NJ 07101-9764
--------------------------------------------------------------------------------
FOR REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
--------------------------------------------------------------------------------
The ADA Members
Retirement Program
c/o Equitable Life
200 Plaza Drive, 2B-55
Secaucus, NJ 07094
--------------------------------------------------------------------------------
BY E-MAIL:
--------------------------------------------------------------------------------

We welcome your comments and questions regarding the ADA Retirement Program. If you have a comment or suggestion about the ADA Website we would appreciate hearing from you. Go to www.equitable.com/ada, Client Services and click on "Contact Us" or click on "email the ADA Members Retirement Program."


No person is authorized by The Equitable Life Assurance Society of the United States to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written material issued by Equitable Life. You should not rely on any other information or representation.

--------------------------------------------------------------------------------
                      STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

MAY 1, 2002


                          AMERICAN DENTAL ASSOCIATION
                           MEMBERS RETIREMENT PROGRAM
                                (STATE STREET)
--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with Equitable Life's prospectus dated May 1, 2002 for the American Dental Association Members Retirement Program describing the EQUITY INDEX FUND AND THE LIFECYCLE FUND-CONSERVATIVE AND THE LIFECYCLE FUND-MODERATE.

A copy of the prospectus to which this SAI relates is available at no charge by writing to the ADA Members Retirement Program at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number 1-800-223-5790 in the U.S., or 1-800-223-5790-0 from France, Israel, Italy, Republic of Korea, Switzerland, United Kingdom. Definitions of special terms used in this SAI are found in the prospectus.

Certain of the cross references in this SAI are contained in the prospectus dated May 1, 2002 to which this SAI relates.


                              CONTENTS OF THIS SAI

                                                       PAGE IN SAI
                                                      ------------
The Program .........................................     SAI-2
  Funding of the Program ............................     SAI-2
  Your Responsibilities as Employer .................     SAI-2
  Procedures for Withdrawals, Distributions and
     Transfers ......................................     SAI-3
     Pre-Retirement Withdrawals .....................     SAI-3
     Benefit Distributions ..........................     SAI-3
     Death Benefit ..................................     SAI-4
     Eligible Rollover Distributions and Federal
       Income Tax Withholding .......................     SAI-4
  Types of Benefits .................................     SAI-5
  Provisions of the Master Plan .....................     SAI-6
     Plan Eligibility Requirements ..................     SAI-6
     Contributions to Qualified Plans ...............     SAI-7
     Contributions to the Master Plan ...............     SAI-7
     Allocation of Contributions ....................     SAI-9
     The Master Plan and Section 404(c) of
       ERISA ........................................     SAI-9
     Vesting ........................................     SAI-9
Additional Investment Policies and Techniques --
  The Underlying State Street Funds .................     SAI-10
Investment Restrictions Applicable to the Funds .....     SAI-14
How We Determine Unit Value for the Funds ...........     SAI-15
How We Value the Assets of the Funds ................     SAI-15
How State Street Values the Assets of the
  Underlying State Street Funds .....................     SAI-16
Transactions by The Underlying State Street
  Funds .............................................     SAI-17
Investment Management Fee ...........................     SAI-17
Underwriter .........................................     SAI-17
Management: Equitable Life ..........................     SAI-18
Management: State Street ............................     SAI-21
Financial Statements ................................     SAI-23


----------

Copyright 2002 by The Equitable Life Assurance Society of The United States, 1290 Avenue of the Americas, New York, N.Y. 10104. All rights reserved.

--------------------------------------------------------------------------------

THE PROGRAM


The Program consists of the Master Plan, Self-Directed Prototype Plan and Investment Only plans made available to members of the American Dental Association and their eligible employees. The following information regarding the Program is provided solely to provide a more complete understanding of how the investment funds available under Equitable Life's group annuity contract operate within the Program. In addition to issuing the group annuity contract under which the investment funds are available, we also provide administrative support, recordkeeping and marketing services in connection with the Program. We provide these services pursuant to an administrative services agreement between the ADA Trustees and Equitable Life. This agreement would normally terminate when the group annuity contract with Equitable Life terminates.


FUNDING OF THE PROGRAM

The Program is primarily funded through a group annuity contract issued to the ADA Trustees by Equitable Life. The contract governs the Investment Funds that are provided by Equitable Life under the Program. The ADA Trustees hold all contracts for the benefit of employers and participants in the Program.

The ADA Trustees and Equitable Life also have an administrative services agreement for administrative support, recordkeeping and marketing services provided by Equitable Life. This agreement would normally terminate when the group annuity contract with Equitable Life terminates.

YOUR RESPONSIBILITIES AS EMPLOYER

If you adopt the Master Plan, you as the employer and plan administrator will have certain responsibilities, including:

   o sending us your contributions at the proper time and in the proper format (including contribution type and fiscal year);

   o  maintaining all personnel records necessary for administering your plan;

   o  determining who is eligible to receive benefits;

   o  forwarding to us all the forms your employees are required to submit;

   o distributing summary plan descriptions and participant annual reports to your employees and former employees;

   o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

   o filing an annual information return for your plan with the Department of Labor, if required;

   o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

   o determining the amount of all contributions for each participant in the plan;


   o forwarding salary deferral and post-tax employee contributions to us as soon as possible (and, in any event, no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions);


   o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

   o providing us with written instructions for allocating amounts in the plan's forfeiture account.

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust for investment only. If you adopt our self-directed prototype plan,


                                     SAI-2

--------------------------------------------------------------------------------

you will be completely responsible for administering the plan and complying with all of the reporting and disclosure requirements applicable to qualified plans, with the assistance of the recordkeeper of your choice.


We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.

PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS

PRE-RETIREMENT WITHDRAWALS. Under the Master Plan, self-employed persons generally may not receive a distribution prior to age 591/2, and employees generally may not receive a distribution prior to separation from service. However, if the Master Plan is maintained as a profit sharing plan, you may request distribution of benefits after you reach age 591/2 even if you are still working. If the Master Plan is maintained as a 401(k) plan and you are under age 591/2, you may withdraw your own 401(k) contributions only if you can demonstrate financial hardship within the meaning of applicable income tax regulations. Each withdrawal must be at least $1,000 (or, if less, your entire account balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time (except salary deferral amounts if there is a successor plan).

You may withdraw all or part of your account balance under the Master Plan attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your account balance attributable to post-tax employee contributions). See "Tax Information" in the prospectus.

We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.

Under the self-directed prototype plan you may receive a distribution upon attaining normal retirement age as specified in the plan, or upon separation from service. If your employer maintains the self-directed prototype plan as a profit sharing plan, an earlier distribution of funds that have accumulated after two years is available if you incur a financial hardship, as defined in the plan.

In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal Consent Requirement" below.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.

Transfers and withdrawals from the Equity Index Fund may be delayed if there is any delay in redemption of shares of the SSgA S&P 500 Index Fund. We generally do not expect any such delays.

Transfers and withdrawals from the Lifecycle Funds-Conservative and Moderate may be delayed if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under the Master Plan, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Benefit payments will be made according to the provisions of your plan.


                                     SAI-3

--------------------------------------------------------------------------------

Under an individually designed plan and our self-directed prototype plan, your employer must send us a Request for Disbursement Form. We will process single sum payments to your plan's trustee as of the close of business on the day we receive a properly completed form. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See "Types of Benefits." We will pay annuity payments directly to you and payments will commence according to the provisions of your plan.


Transfers and withdrawals from the Equity Index Fund may be delayed if there is any delay in redemption of shares of the SSgA S&P 500 Index Fund. We generally do not expect any such delays.

Transfers and withdrawals from the Lifecycle Funds-Conservative and Moderate may be delayed if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the insurance company you selected. If you are withdrawing more than $50,000 and you would like expedited delivery at your expense, you may request it on your Election of Benefits form.


DEATH BENEFIT. If a participant in the Master Plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survive, the participant's vested benefit will be paid to the participant's estate. If a participant in our prototype self-directed plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) grandchildren, (c) parents, (d) brothers and sisters and (e) nephews and nieces. If none of them survive, the participant's vested benefit will be paid to the participant's estate.


ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory Federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to a qualified plan or traditional individual retirement arrangement (IRA). An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually): (1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or
(2) for a specified period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:

   o  hardship withdrawals of salary deferred contributions from 401(k) plans;

   o  certain corrective distributions under Code Section 401(k) plans;


   o  loans that are treated as distributions;

   o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order; and

   o  required minimum distributions under Code Section 401(a)(9).


If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution", we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.


                                     SAI-4

--------------------------------------------------------------------------------

TYPES OF BENEFITS

Under the Master Plan, and under most self-directed prototype plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.

QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment prior to the last death. THE LAW REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS EXCEEDS $5,000, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see "Spousal Consent Requirements" below.

LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a lump sum payment of only part of your balance, it must be at least $1,000. If your vested benefit is $5,000 or less, you will receive a lump sum payment of the entire amount.

PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining account balance will be invested in whatever investment options you designate, other than the Real Estate Fund; each payment will be drawn pro rata from all the investment options you have selected. If you die before receiving all the installments, we will make the remaining payments to your beneficiary, subject to IRS minimum distribution rules and beneficiary election. Except in the case of participant accounts transferred from defined contribution plans, we do not offer installments for benefits under the individually designed plans or our self-directed prototype plan. For special conditions applying to installment payments involving the Real Estate Fund and the Guaranteed Rate Accounts, please refer to the prospectus and SAI for these options.

LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.


                                     SAI-5

--------------------------------------------------------------------------------

FIXED AND VARIABLE ANNUITY CHOICES

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

Fixed annuities will be issued by insurance companies selected by the ADA Trustees from time to time. We do not currently offer fixed annuities under the Program. Upon your request, the companies selected by the Trustees will provide annuity benefit information. We have no further responsibility for the amount used to purchase a fixed annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each issuing insurance company. Your Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.

SPOUSAL CONSENT REQUIREMENTS

Under the Master Plan and the self-directed prototype plan, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or (2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.


If you change your mind, you may revoke your election and elect a Qualified Joint Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.


It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed prototype profit sharing plans that do not offer life annuity benefits.

PROVISIONS OF THE MASTER PLAN


PLAN ELIGIBILITY REQUIREMENTS. Under the Master Plan, the employer specifies the eligibility requirements for its plan in the Adoption Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligible service may be required for a 401(k) arrangement.


The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the plan to discriminate in favor of "highly compen-


                                     SAI-6

--------------------------------------------------------------------------------

sated" employees (defined below). The Master Plan provides that a partner or shareholder may, upon commencement of employment or upon first becoming eligible to participate in any qualified plan of the employer, make a one-time irrevocable election not to participate in the plan. This election applies to all plans of the employer, now and in the future, and should be discussed with your tax advisor.

CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current Federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.

The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its Federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferral (or post-tax employee contribution) amounts under a 401(k) plan as soon as possible after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.


If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.

CONTRIBUTIONS TO THE MASTER PLAN. The employer makes annual contributions to its plan based on the plan's provisions.


An employer that adopts the Master Plan as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan, including all participants' salary deferrals under a 401(k) arrangement, may not exceed 25% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.


A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).


For 2002, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the practice, or (b) anyone with earnings of more than $85,000 from the practice in 2001. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $11,000 for 2002 (which amount shall increase by $1,000 each year up to 2006), reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 2002 is $7,000.

Effective January 1, 2002, an additional "catch-up" elective deferral of up to $1,000 can be made by any employees who are at least age 50 at any time during 2002. (Catch up elective deferral amount increases $1,000 per year through 2006.)

Matching contributions to a 401(k) plan on behalf of a self-employed individual are no longer treated as elective deferrals, and are the same as matching contributions for other employees.

Employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions up to 3% of compensation



                                     SAI-7

--------------------------------------------------------------------------------

and (b) 50% of salary deferral contributions that exceed 3% but are less than 5% of compensation or a 3% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions.

If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Adoption Agreement specifies.


Under any type of plan, an employer must disregard compensation in excess of $200,000 in 2002 in making contributions. This amount will be adjusted for cost-of-living changes in future years in $5,000 increments rounded to the next lowest multiple of $5,000. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.

Contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 2002, "key employee" means (a) an officer of the practice with earnings of more than $130,000 or (b) an owner of more than 5% of the practice, or (c) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (a), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.

Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that a highly compensated employee may contribute depends on the amount that non-highly compensated employees contribute. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD VERIFY THAT IT HAS PASSED ALL NON-DISCRIMINATION TESTS. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special non-discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions do not apply to SIMPLE and safe harbor 401(k) plans.

Contributions (including forfeiture amounts) for each participant may not exceed the lesser of (a) $40,000 and (b) 100% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.


Each participant's account balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the investment options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions SIMPLE employer, safe harbor non-elective, safe harbor matching and employer matching contributions. We will also account separately for any amounts rolled over from a previous employer's plan. Our records will also reflect each participant's percentage of vesting (see below) in his account balance attributable to employer contributions and employer matching contributions.

The participant will receive an individual confirmation of each transaction (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing the participant's account balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and (b) plans that accept post-tax employee contributions or employer matching contributions.


                                     SAI-8

--------------------------------------------------------------------------------

Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount each participant deferred, up to 3% of compensation, or (b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the Master Plan to avoid non-discrimination tests.

Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the salary deferral amount up to 3% of compensation. The non-elective contribution is 2% of compensation, which the employer must make for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.

Elective deferrals to a 401(k) plan are subject to applicable FICA (social security), Medicare and FUTA (unemployment) taxes. They may also be subject to state income tax.

ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as needed, by calling our Automated Investment Management System ("AIMS") or accessing the Website on the Internet. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions, employer matching contributions, SIMPLE employer, safe harbor non-elective and safe harbor matching contributions. Your allocation percentages for employee contributions automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT. You may, of course, transfer to another investment option at any time.


THE MASTER PLAN AND SECTION 404(C) OF ERISA. The Master Plan is a participant directed individual account plan designed to comply with the requirements of
Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor (DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.

Section 404(c) plans must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the ADA Program provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.

VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Master Plan. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belong to the participant, and is nonforfeitable at all times.


A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vesting schedule are forfeited. The normal retirement age is 65 under the Master Plan unless the employer elects a lower age on its Adoption Agreement.



                                     SAI-9

--------------------------------------------------------------------------------

Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants;



              SCHEDULE A     SCHEDULE B     SCHEDULE C     SCHEDULE E
 YEARS OF       VESTED         VESTED         VESTED         VESTED
  SERVICE     PERCENTAGE     PERCENTAGE     PERCENTAGE     PERCENTAGE
----------   ------------   ------------   ------------   -----------
     1             0%             0%             0%       100%
     2           100             20              0        100
     3           100             40            100        100
     4           100             60            100        100
     5           100             80            100        100
     6           100            100            100        100



If the plan requires more than one year of service for participation in the plan, the plan must use Schedule E or one at least as favorable to participants.

Provided the employer plan is not "top-heavy," within the meaning of Section 416 of the Code, and provided that the plan does not require more than one year of service for participation, an employer may, in accordance with provisions of the American Dental Association Members Retirement Plan, instead elect one of the following vesting schedules or one at least as favorable to participants, further provided, however the following schedule is not available for matching contributions made in plan years beginning after 2001:



                   SCHEDULE F     SCHEDULE G
    YEARS OF         VESTED         VESTED
    SERVICE        PERCENTAGE     PERCENTAGE
---------------   ------------   -----------
  less than 3           0%             0%
       3               20              0
       4               40              0
       5               60            100
       6               80            100
       7              100            100



All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.

Matching contributions are required to vest at least as quickly as under a 3-year cliff or a 6-year "graded vesting" schedule. The 6-year schedule requires 20% vesting after 2 years of service increasing 20% per year thereafter.


ADDITIONAL INVESTMENT POLICIES AND TECHNIQUES -- THE UNDERLYING STATE STREET
FUNDS


The following discussion supplements the discussion of the investment policies and techniques of the Underlying State Street Funds for the Lifecycle Fund Group Trusts included under the section entitled "Program investment options" in the prospectus. Also discussed hereunder are the investment restrictions applicable to investments made by such Underlying State Street Funds. As a general matter, you should note that the S&P 500 Flagship Fund, the Russell 2000 Index Securities Lending Fund, and the Daily EAFE Fund are index funds and, therefore, not "actively" managed like other collective investment funds. Each of these Underlying State Street Funds utilizes a "passive" investment approach, attempting to duplicate the investment performance of its benchmark index through automated statistical analytic



                                     SAI-10

--------------------------------------------------------------------------------

procedures. See the section of the prospectus entitled Investment Options-Risks and Investment Techniques for further discussion of this method of management. Therefore, some of the policies and investment techniques discussed below may not be engaged in to the same extent as if the Underlying State Street Funds were actively managed.

U.S. GOVERNMENT SECURITIES. The Underlying State Street Funds may invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, which include U.S. Treasury securities that differ in their interest rates, maturities and times of issuance. Treasury Bills have initial maturities of one year or less; Treasury Notes have initial maturities of one to ten years; and Treasury Bonds generally have initial maturities of greater than ten years. Obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported in one of the following ways: (a) by the full faith and credit of the U.S. Treasury; (b) by the right of the issuer to borrow from the Treasury; (c) by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; or (d) only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. Principal and interest may fluctuate based on generally recognized reference rates or the relationship of rates. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.

FOREIGN GOVERNMENT OBLIGATIONS; SECURITIES OF SUPRANATIONAL ENTITIES. Certain of the Underlying State Street Funds may invest in obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities, if State Street determines that the obligations are of comparable quality to the other obligations in which such Underlying State Street Fund may invest. Such securities also include debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. The percentage of such Underlying State Street Fund's assets invested in securities issued by foreign governments will vary depending on the relative yields of such securities, the economic and financial markets of the countries in which the investments are made and the interest rate climate of such countries.

BANK OBLIGATIONS. The Underlying State Street Funds may invest in bank obligations, including certificates of deposit, time deposits, bankers' acceptances and other short-term obligations of domestic banks, foreign subsidiaries of domestic banks, foreign branches of domestic banks, and domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. With respect to such securities issued by foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, such Underlying State Street Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers. These risks include possible future political and economic developments, the possible imposition of foreign withholding taxes on interest income payable on the securities, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities and the possible seizure or nationalization of foreign deposits.

Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. Time deposits which may be held by such Underlying State Street Fund will not benefit from insurance administered by the Federal Deposit Insurance Corporation.

Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations, bearing fixed, floating or variable interest rates.


                                     SAI-11

--------------------------------------------------------------------------------

COMMERCIAL PAPER AND OTHER SHORT-TERM CORPORATE OBLIGATIONS. The Underlying State Street Funds may invest in commercial paper. Commercial paper is short-term, unsecured promissory notes issued to finance short-term credit needs. Any commercial paper in which such Underlying State Street Fund invests will consist only of direct obligations which, at the time of their purchase, are (a) rated not lower than Prime-1 by Moody's Investor Service ("Moody's"), A-1 by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, (b) issued by companies having an outstanding unsecured debt issue currently rated not lower than Aa3 by Moody's or AA-by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, or (c) if unrated, determined by State Street to be of comparable quality to those rated obligations which may be purchased by such Underlying State Street Fund.

REPURCHASE AGREEMENTS. The Underlying State Street Funds may enter into repurchase agreements. Repurchase agreements involve the acquisition of an underlying debt instrument, subject to an obligation of the seller to repurchase, and to resell, the instrument at a fixed price usually not more than one week after its purchase. An Underlying State Street Fund may incur certain costs in connection with the sale of the securities if the seller does not repurchase them in accordance with the repurchase agreement. In addition, if bankruptcy proceedings are commenced with respect to the seller of the securities, realization on the securities by an Underlying State Street Fund may be delayed or limited. Each Underlying State Street Fund will consider on an ongoing basis the creditworthiness of the institutions with which it enters into repurchase agreements.

FLOATING AND VARIABLE RATE OBLIGATIONS. An Underlying State Street Fund may purchase floating and variable rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of 13 months. Generally, the lender may demand repayment, and the borrower has a right to repay the loan prior to maturity. The interest rate generally fluctuates based on a published rate such as a bank's prime rate. Because these obligations are direct lending arrangements between the lender and borrower, the Underlying State Street Funds do not contemplate that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value. Accordingly, where the obligations are not secured by letters of credit or other credit support arrangements, the Underlying State Street Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand.

AMERICAN, EUROPEAN AND CONTINENTAL DEPOSITARY RECEIPTS. An Underlying State Street Fund may invest in the securities of foreign issuers in the form of American Depositary Receipts ("ADRs") and European Depositary Receipts ("EDRs"). These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs, which are sometimes referred to as Continental Depositary Receipts ("CDRs"), are receipts issued in Europe typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities.

FUTURES CONTRACTS. To the extent permitted by applicable regulations, an Underlying State Street Fund is permitted to use financial futures as a substitute for a comparable market position in the underlying securities.

An Underlying State Street Fund may trade futures contracts in U.S. domestic markets or, to the extent permitted under applicable law, on exchanges located outside the United States.

A stock index future obligates the seller to deliver (and the purchaser to take), effectively, an amount of cash equal to the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. With respect to stock indexes that are permitted investments, each Underlying State Street Fund intends to purchase and sell futures contracts on the stock index for which it can obtain the best price, with consideration also given to liquidity.


                                     SAI-12

--------------------------------------------------------------------------------

Initially, when purchasing or selling futures contracts, an Underlying State Street Fund will be required to deposit with its custodian in the broker's name an amount of cash or cash equivalents up to approximately 10% of the contract amount, which is returned to the Fund upon termination. This amount is subject to change. Subsequent payments to and from the broker will be made daily as the price of the index or securities underlying the futures contract fluctuates.

Although an Underlying State Street Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the relevant Underlying State Street Fund to substantial losses.

INTEREST RATE AND EQUITY INDEX SWAPS. An Underlying State Street Fund may enter into interest rate and index swaps. Interest-rate swaps are contracts in which one party agrees to pay interest at a floating rate for a specified period of time, while the counterparty agrees to pay interest at a fixed rate for the same period. Index swaps involve the exchange by an Underlying State Street Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually include dividends.

Each Underlying State Street Fund will enter into swap transactions only if:
(i) for transactions with maturities under one year, the counterparty has outstanding short-term paper rated at least A-1 by S&P, Prime-1 by Moody's, or any equivalent rating by any other nationally recognized statistical rating organization, or (ii) for transactions with maturities greater than one year, the counterparty has outstanding debt securities rated at least Aa by Moody's or AA by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, or (iii) if unrated, State Street deems the counterparty's creditworthiness to be of equivalent quality.

There is no limit on the amount of swap transactions that an Underlying State Street Fund may enter into. The risk of loss with respect to swaps is generally limited to the net amount of payments that the Underlying State Street Fund is contractually obligated to make. If the other party to a swap defaults, the Underlying State Street Fund's risk of loss consists of the net amount of payments that the Underlying State Street Fund contractually is entitled to receive.

FOREIGN CURRENCY TRANSACTIONS. An Underlying State Street Fund may engage in currency exchange transactions either on a spot (i.e., cash) basis at the rate prevailing in the currency exchange market, or through entering into forward contracts to purchase or sell currencies. A forward currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which must be more than two days from the date of the contract, at a price set at the time of the contract. These contracts are entered into in the interbank market conducted directly between currency traders (typically commercial banks or other financial institutions) and their customers.

LENDING PORTFOLIO SECURITIES. An Underlying State Street Fund may lend securities to brokers, dealers and other financial institutions. The Underlying State Street Fund will receive collateral of at least 100% cash, letters of credit or U.S. government securities. The Underlying State Street Fund can increase its income through the investment of the collateral as well as the interest receivable on the loan. An Underlying State Street Fund might experience a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement.


                                     SAI-13

--------------------------------------------------------------------------------

RATINGS. The ratings of Moody's, S&P, or any other nationally recognized statistical rating organizations represent their opinions as to the quality of the obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Each Underlying State Street Fund will rely on State Street's judgment, analysis and experience in evaluating the creditworthiness of an issuer.

INVESTMENT RESTRICTIONS APPLICABLE TO THE FUNDS

EQUITY INDEX FUND. The Equity Index Fund will operate as discussed under Investment Options--Equity Index Fund in the prospectus, and will be subject to the investment policies and limitations described there. The prospectus for the SSgA S&P 500 Index Fund describes the investment objective, policies and limitations applicable to the SSgA S&P 500 Index Fund. A free copy of the SSgA S&P 500 Index Fund prospectus may be obtained by calling an Equitable Life Account Executive.

LIFECYCLE FUNDS. The Lifecycle Funds will operate as discussed under Investment Options-Lifecycle Funds-The Lifecycle Fund Group Trusts-Conservative and Moderate in the prospectus, and will be subject to the investment policies and limitations described therein.

LIFECYCLE FUND GROUP TRUSTS. The Lifecycle Fund Group Trusts will operate as discussed in Investment Options-The Lifecycle Fund Group Trusts-Conservative and Moderate in the prospectus, and will be subject to the investment policies and limitations described therein.

UNDERLYING STATE STREET FUNDS: COMMON INVESTMENT RESTRICTIONS. In addition to the limitations discussed above under Additional Investment Policies and Techniques and in the prospectus under Investment Options, each Underlying State Street Fund will not:

  (1) Invest in securities for the purpose of obtaining control of management.

  (2) Engage in business of underwriting securities issued by others, except that an Underlying State Street Fund will not be deemed to be an underwriter or to be engaged in underwriting by virtue of having purchased securities subject to legal or contractual restrictions on disposition.

  (3) Make short sales of securities or purchase any securities on margin, except for such short-term credits as are necessary for the clearance of transactions. An Underlying State Street Fund may make initial margin deposits and variation margin payments in connection with transactions in futures contracts or related options.

  (4) Purchase or sell real estate or real estate mortgage loans, except that an Underlying State Street Fund may invest in securities secured by real estate or interests in real estate, or securities issued by companies which invest in real estate or interests in real estate.

  (5) Pledge, mortgage or hypothecate its assets, except to the extent necessary to (a) secure any permitted borrowings, (b) engage in transactions that involve the purchase of securities on a when-issued or forward commitment basis, (c) deposit assets in escrow in connection with writing covered put and call options, and (d) deposit assets as initial or variation margin or collateral in connection with transactions in options, forward contracts, futures contracts (including those relating to indices), and options on futures contracts or indices.

  (6) Invest 25% or more of the value of its total assets in securities of companies primarily engaged in any one industry (other than the U.S. Government, its agencies and instrumentalities), except to the extent necessary to comply with the industry weightings of a particular index in accordance with such Underlying State Street Fund's investment objective and policies. For purposes of this


                                     SAI-14

--------------------------------------------------------------------------------

      restriction, the concentration limit may be exceeded as a result of changes in the market value of portfolio securities in which an Underlying State Street Fund invests. This limit, however, may not be exceeded as a result of investments made by an Underlying State Street Fund.

  (7) Purchase or sell commodities or commodity futures contracts, except that an Underlying State Street Fund may enter into futures contracts to the extent provided in such Underlying State Street Fund's Declaration of Trust and as discussed under Additional Investment Policies and Techniques above and under Investment Options in the prospectus.


While State Street or SSgA Funds Management, Inc. are not required to observe the foregoing restrictions (except where otherwise required by law or governmental regulation), it currently does not intend to change any of these restrictions.


HOW WE DETERMINE UNIT VALUE FOR THE FUNDS

We determine the Unit Value for the Equity Index Fund and each of the Lifecycle Funds at the end of each business day. The Unit Value for each of these Funds is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund Unit Value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day. We calculate the net investment factor as follows:

   o First, we take the value of the Fund's assets at the close of business on the preceding business day.

   o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

   o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

   o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

The Fund Unit Value is calculated on every business day by multiplying the Fund Unit Value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:


(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and


(b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.

HOW WE VALUE THE ASSETS OF THE FUNDS


The Equity Index Fund will invest all of its assets in the SSgA S&P 500 Index Fund. The Equity Index Fund's investments in the SSgA S&P 500 Index Fund will be valued at the underlying mutual fund's net asset value per share. The asset value of the Equity Index Fund is computed on a daily basis by reference to the SSgA S&P 500 Index Fund. See the prospectus of the SSgA S&P 500 Index Fund for information on valuation methodology.


The Lifecycle Funds-Conservative and Moderate will invest all of their assets in the Lifecycle Fund Group Trusts-Conservative and Moderate, respectively. The Lifecycle Trusts, in turn, will invest all of their assets in the Underlying State Street Funds. The investments made by each of the Lifecycle Funds in units of the corresponding Lifecycle Fund Group Trust will be valued at the net asset value of the units of such Lifecycle Fund Group Trust.


                                     SAI-15

--------------------------------------------------------------------------------

The units of each of the Lifecycle Fund Group Trusts will be valued each business day as of the close of the regular trading session of the New York Stock Exchange (currently 4 p.m. Eastern time). A business day is any business day on which the New York Stock Exchange is open for business. The net asset value of each unit is computed by dividing the current value of the assets of each Lifecycle Fund Group Trust, less its liabilities, by the number of units outstanding and rounding to the nearest cent.

Investments made by each Lifecycle Fund Group Trust in the Underlying State Street Funds will be valued at the Underlying State Street Fund's net asset value per unit. The units of each Underlying State Street Fund are valued each business day in a manner that is similar to the method used for valuing units of the Lifecycle Fund Group Trusts daily.

The method of valuing the assets of each Underlying State Street Fund is discussed below.

HOW STATE STREET VALUES THE ASSETS OF THE UNDERLYING STATE STREET FUNDS

State Street values the assets of each Underlying State Street Fund, other than the STIF Fund, in the following manner on a daily basis:

   o STOCKS listed on a national securities exchange or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, such securities are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.

   o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

   o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

   o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.

State Street determines in good faith the fair values of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.

Assets of the STIF Fund are valued at amortized cost on a daily basis. Under this method of valuation, securities purchased by the STIF Fund, such as bonds, notes, commercial paper, certificates of deposit, or other evidences of indebtedness, are recorded at original cost and adjusted daily for premium amortization or discount accretion. Use of the amortized cost method results in a value of portfolio securities that approximates the value computed by use of mark-to-market method (i.e., use of market


                                     SAI-16

--------------------------------------------------------------------------------

values). Values computed under both methods approach each other the closer a debt obligation comes to maturity. In this regard, the STIF Fund will not hold debt obligations that have a remaining maturity of more than thirteen months. See discussion under Investment Options in the prospectus.

TRANSACTIONS BY THE UNDERLYING STATE STREET FUNDS

This section discusses the procedures followed by the Underlying State Street Funds, with respect to the buying and selling of portfolio securities for these Funds. In connections with such transactions, the Underlying State Street Funds pay brokerage commissions, transfer taxes, and other fees.

Decisions to buy or sell securities for the Underlying State Street Funds are made by State Street in accordance with the investment policies and restrictions of each Underlying State Street Fund. Such decisions are made independently of the decisions made for other entities managed by State Street. There may be occasions, however, when the same investment decision is made for more than one account advised or managed by State Street. In such cases, State Street will allocate such purchases or sales among the affected accounts in as equitable a manner as it deems possible. The principal factors State Street will take into account in making this determination are the relative investment objectives of the affected client accounts, the relative sizes of the same or comparable securities held by or on behalf of such accounts, and the availability at the time of funds in each client account to make the investment.

Portfolio securities held by one State Street client also may be held by one or more of its other clients. When two or more of State Street's clients are engaged in the simultaneous purchase or sale of securities, State Street allocates the amount of each transaction in accordance with the formulae deemed to be equitable as to each client. There may be circumstances, however, when purchases or sales of portfolio securities for one or more of State Street's clients will have an adverse effect on other clients.

In placing portfolio transactions for an Underlying State Street Fund, State Street will seek the best price and most favorable execution available to such Fund. In this regard, State Street will take into account all factors which it considers relevant to making this decision, including the extent of any provision of any brokerage and research services to such Fund within the meaning of Section 28(e) of the Securities Exchange Act of 1934 ("1934 Act"), viewed in terms of either that particular transaction or the broker's or dealer's overall responsibilities to the Underlying State Street Fund.

State Street periodically will review the brokerage commissions paid by an Underlying State Street Fund to determine whether the commissions paid over a particular period of time were reasonable in relation to the benefits provided to such Fund. It is possible that certain of the services received from a broker or dealer in connection with the execution of transactions will primarily benefit one or more other accounts for which State Street exercises discretion, or an Underlying State Street Fund other than that for which the transaction was executed. Conversely, any given Underlying State Street Fund may be the primary beneficiary of the service received as a result of portfolio transactions effected for such other accounts or Underlying State Street Funds. The investment management fees paid to State Street are not reduced by reason of receipt of such brokerage and research services.


INVESTMENT MANAGEMENT FEE

SSgA Funds Management, Inc. is the investment adviser to the SSgA S&P 500 Index Fund, the underlying mutual fund in which the Equity Index Fund invests. No investment management fee was paid to SSgA Funds Management, Inc. in 2001 for its management of the SSgA S&P 500 Index Fund. However, all of the assets of the SSgA S&P 500 Index Fund are invested through a master/feeder arrangement into the State Street Equity 500 Index Portfolio. SSgA Funds Management, Inc. and its affiliates are paid a total fee of 0.045% for advisory, custody, transfer agency and administration services provided to the State Street Equity 500 Index Portfolio.


UNDERWRITER


AXA Advisors, LLC ("AXA Advisors"), the successor to EQ Financial Consultants, Inc. and an affiliate of Equitable Life, may be deemed to be the principal underwriter of separate account units under the



                                     SAI-17

--------------------------------------------------------------------------------

group annuity contract. AXA Advisors is registered with the SEC as a broker-dealer under the 1934 Act and is a member of the National Association of Securities Dealers, Inc. AXA Advisors' principal business address is 1290 Avenue of the Americas, New York, NY 10104. The offering of the units under the contract is continuous. No underwriting commissions have been paid during any of the last three fiscal years with respect to units of interest under the contract. See "Charges and expenses" in the prospectus.


No person currently serves as underwriter for the Lifecycle Fund Group Trusts or the Underlying State Street Funds.

MANAGEMENT: EQUITABLE LIFE

     We are managed by a Board of Directors which is elected by our shareholder(s). Our directors and certain of our executive officers and their principal occupations are as follows. Unless otherwise indicated, the following persons have been involved in the management of Equitable and/or its affiliates in various executive positions during the last five years.


DIRECTOR'S NAME             AGE   PRINCIPAL OCCUPATION
---------------             ---   --------------------
Francoise Colloc'h          58    Member of the AXA Management Board and Group Executive
                                  President of AXA.

Henri de Castries           47    Chairman of the Board, AXA Financial; Chairman of the
                                  Management Board and CEO of AXA's Management Board.

Claus-Michael Dill          48    Chairman of Management Board of AXA Konzern AG, prior
                                  thereto, member of the Holding Management Board of
                                  Gerling-Konzern in Cologne.

Joseph L. Dionne            68    Retired Chairman and Chief Executive Officer, The McGraw-Hill
                                  Companies.

Denis Duverne               48    Executive Vice President, AXA; member, AXA Executive Board.

Jean-Rene Fourtou           62    Vice Chairman of the Management Board, Aventis; prior thereto,
                                  Chairman and Chief Executive Officer, Rhone-Poulenc, S.A.

Norman C. Francis           70    President, Xavier University of Louisiana.

Donald J. Greene            68    Of Counsel, LeBoeuf, Lamb, Greene & MacRae; prior thereto,
                                  Partner of the firm.

John T. Hartley             71    Retired Chairman and Chief Executive Officer and currently a
                                  Director, Harris Corporation.

John H. F. Haskell, Jr.     70    Senior Advisor, UBS Warburg, LLC; prior thereto, Managing
                                  Director and member of the Board of Directors.

Mary (Nina) Henderson       51    Retired Corporate Vice President, Core Business Development of
                                  Bestfoods (formerly CPC International, Inc.); prior thereto, Vice
                                  President and President, Bestfoods Grocery.

W. Edwin Jarmain            63    President, Jarmain Group Inc.

George T. Lowy              70    Partner, Cravath, Swaine & Moore.

Didier Pineau-Valencienne   70    Vice Chairman, Credit Suisse First Boston; Honorary Chairman,
                                  Schneider and Square D; prior thereto, Chairman and Chief
                                  Executive Officer.

George J. Sella, Jr.        73    Retired Chairman and Chief Executive Officer, American Cyanamid
                                  Company.

Peter J. Tobin              57    Dean, Peter J. Tobin College of Business, St. John's University; prior thereto, Chief Financial Officer, Chase Manhattan Corp.

Bruce W. Calvert            55    Chairman and Chief Executive Officer, Alliance Capital Management
                                  Corporation.



                                     SAI-18

--------------------------------------------------------------------------------


OFFICERS--DIRECTOR'S NAME     AGE  PRINCIPAL OCCUPATION
-------------------------     ---  --------------------
Christopher M. Condron        54   Chairman of the Board and Chief Executive Officer of Equitable
                                   Life; President and Chief Executive Officer of AXA Financial, Inc.;
                                   Member of the Management Board of AXA; prior thereto, served both as President and Chief Operating Officer of Mellon Financial
                                   Corp. and Chairman and Chief Executive Officer of Dreyfus Corp.

Stanley B. Tulin              52   Vice Chairman of the Board and Chief Financial Officer of Equitable
                                   Life and AXA Financial, Inc.; Executive Vice President and Member
                                   of the Executive Committee of AXA; prior thereto, Chairman of the
                                   Insurance Consulting and Actuarial Practice of Coopers & Lybrand,
                                   L.L.P.
-----------------------------------------------------------------------------------------------------




OTHER OFFICERS NAME   AGE   PRINCIPAL OCCUPATION
-------------------   ---   --------------------
Leon B. Billis        55    Executive Vice President and AXA Group Deputy Chief Information
                            Officer, Equitable Life and AXA Client Solutions, LLC; Director,
                            Chief Executive Officer and President of AXA Technology Services
                            America, Inc.

Harvey Blitz          56    Senior Vice President of Equitable AXA Financial, Inc. and AXA
                            Client Solutions, LLC; Executive Vice President of AXA Advisors,
                            LLC.

Kevin R. Byrne        46    Senior Vice President and Treasurer, Equitable Life, AXA Financial,
                            Inc., AXA Client Solutions, LLC, and Equitable of Colorado, Inc.

Judy A. Faucett       53    Senior Vice President of Equitable Life and AXA Client Solutions,
                            LLC

Alvin H. Fenichel     57    Senior Vice President and Controller of Equitable Life, AXA
                            Financial, Inc. and AXA Client Solutions, LLC.

Paul J. Flora         55    Senior Vice President and Auditor of Equitable Life, AXA Financial,
                            Inc. and AXA Client Solutions, LLC.

Donald R. Kaplan      48    Senior Vice President, Chief Compliance Officer and Associate
                            General Counsel of Equitable Life and AXA Client Solutions, LLC.

Richard J. Matteis    65    Executive Vice President of Equitable Life and AXA Client
                            Solutions, LLC; prior thereto, Executive Vice President of Chase
                            Manhattan Corp.

Peter D. Noris        46    Executive Vice President and Chief Investment Officer, Equitable
                            Life and AXA Financial, Inc. and AXA Client Solutions, LLC;
                            President and Trustee of EQ ADVISORS TRUST; Executive Vice
                            President and Chief Investment Officer of The Equitable of Colorado,
                            Inc.

Anthony C. Pasquale   54    Senior Vice President of Equitable Life and AXA Client Solutions,
                            LLC;

Pauline Sherman       58    Senior Vice President, Secretary and Associate General Counsel of
                            Equitable Life, AXA Financial, Inc. and AXA Client Solutions, LLC;
                            Senior Vice President, Secretary and Associate General Counsel of
                            The Equitable of Colorado, Inc.


                                     SAI-19

--------------------------------------------------------------------------------



OTHER OFFICERS NAME   AGE   PRINCIPAL OCCUPATION
-------------------   ---   --------------------
Richard V. Silver     46    Executive Vice President and General Counsel of Equitable Life,
                            AXA Financial, Inc. and AXA Client Solutions, LLC; Executive Vice
                            President and General Counsel, The Equitable of Colorado, Inc.

Jennifer Blevins      44    Executive Vice President of Equitable Life and AXA Client
                            Solutions, LLC; prior thereto, Senior Vice President and Managing
                            Director Worldwide Human Resources of Chubb and Son, Inc.

Selig Ehrlich         41    Executive Vice President and Chief Actuary of Equitable Life and
                            AXA Client Solutions, LLC; prior thereto, Senior Vice President,
                            Chief Actuary and Deputy General Manager.

MaryBeth Farrell      44    Executive Vice President of Equitable Life and AXA Client
                            Solutions, LLC.

Stuart L. Faust       49    Senior Vice President and Deputy General Counsel of Equitable Life,
                            AXA Financial, Inc. and AXA Client Solutions, LLC.

John M. Lefferts      44    Executive Vice President and President of Retail Distribution of
                            Equitable Life and AXA Client Solutions, LLC; Director and
                            Executive Vice President of The Equitable of Colorado, Inc.

William Levine        58    Executive Vice President and Chief Information Officer of Equitable
                            Life and AXA Client Solutions, LLC; prior thereto, Senior Vice
                            President of PaineWebber.

William (Alex)        40    Executive Vice President of Equitable Life and AXA Client
 MacGillivray               Solutions, LLC; Director, President and Chief Executive Officer of
                            AXA Distributors, LLC and its subsidiaries.

Charles A. Marino     43    Senior Vice President and Actuary of Equitable Life and AXA Client
                            Solutions, LLC.

Deanna M. Mulligan    38    Executive Vice President of Equitable Life and AXA Client
                            Solutions, LLC.






                                     SAI-20

--------------------------------------------------------------------------------

MANAGEMENT: STATE STREET


State Street is managed by its sole shareholder, State Street Corporation. Its directors and certain of its executive officers and their principal occupations are as follows:


DIRECTOR'S NAME               PRINCIPAL OCCUPATION
---------------               --------------------
David A. Spina                Chairman and Chief Executive Officer,
                              State Street Corporation

Ronald E. Logue               President and Chief Operating Officer,
                              State Street Corporation

Tenley E. Albright, M.D.      Chairman, Western Resources, Inc.

I. MacAllister Booth          Retired Chairman, President and CEO,
                              Polaroid Corporation

Truman S. Casner, Esquire     Partner, Ropes & Gray

Nader F. Darehshori           Chairman, President and CEO,
                              Houghton Mifflin Company

Arthur L. Goldstein           Chairman and CEO,
                              Ionics, Incorporated

David P. Gruber               Retired Chairman and CEO,
                              Wyman-Gordon Company

Linda A. Hill                 Brett Donham Professor of Business Administration,
                              Harvard Business School

Charles R. LaMantia           Retired Chairman and CEO,
                              Arthur D. Little, Inc.

Richard P. Sergel             President and CEO,
                              National Grid USA

Gregory L. Summe              Chairman and Chief Executive Officer, PerkinElmer, Inc.

Diana Chapman Walsh           President, Wellesley College


                                     SAI-21

--------------------------------------------------------------------------------


OTHER OFFICERS NAMES         PRINCIPAL OCCUPATION*
--------------------         ---------------------
Maureen Scannell Bateman     Executive Vice President and General Counsel

Joseph W. Chow               Executive Vice President

John A. Fiore                Executive Vice President and CIO

Stefan Gavell                Executive Vice President and CFO

Timothy B. Harbert           Executive Vice President, Chairman and CEO, State Street Global
                             Advisors

Joseph L. Hooley             Executive Vice President

Luis de Ocejo                Executive Vice President

Stanley W. Shelton           Executive Vice President

John R. Towers               Vice Chairman


----------
* All positions are with State Street Bank and Trust Company.

                                     SAI-22

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

The financial statements of Equitable Life included in this Statement of Additional Information should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Separate Account Nos. 195, 197 and 198 or the Underlying Funds. The financial statements of Separate Account Nos. 195, 197 and 198 reflect applicable fees, charges and other expenses under the Program as in effect during the periods covered.


SEPARATE ACCOUNT NOS. 195, 197 AND 198:
    Report of Independent Accountants ...................................................................   SAI-26
Separate Account No. 195 (Equity Index Fund):
    Statement of Assets and Liabilities, December 31, 2001 ..............................................   SAI-27
    Statement of Operations for Year Ended December 31, 2001 ............................................   SAI-28
    Statements of Changes in Net Assets for the Years Ended December 31, 2001 and 2000 ..................   SAI-29
Separate Account No. 197 (Lifecycle Fund -- Conservative):
    Statement of Assets and Liabilities, December 31, 2001 ..............................................   SAI-30
    Statement of Operations for Year Ended December 31, 2001 ............................................   SAI-31
    Statements of Changes in Net Assets for the Years Ended December 31, 2001 and 2000 ..................   SAI-32
Separate Account No. 198 (Lifecycle Fund -- Moderate):
    Statement of Assets and Liabilities, December 31, 2001 ..............................................   SAI-33
    Statement of Operations for Year Ended December 31, 2001 ............................................   SAI-34
    Statements of Changes in Net Assets for the Years Ended December 31, 2001 and 2000 ..................   SAI-35
Separate Account Nos. 195, 197 and 198:
    Notes to Financial Statements .......................................................................   SAI-36
The Equitable Life Assurance Society of the United States
    Report of Independent Accountants ...................................................................      F-1
    Consolidated Balance Sheets, December, 2001 and 2000 ................................................      F-2
    Consolidated Statements of Earnings for the Year Ended December 31, 2001, 2000 and 1999 .............      F-3
    Consolidated Statements of Shareholders' Equity and Comprehensive Income for the Years Ended
       December 31, 2001, 2000 and 1999 .................................................................      F-4
    Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 1999 and 1998 ..........      F-5
    Notes to Consolidated Financial Statements ..........................................................      F-7


The financial statements for each of the Underlying Funds reflect charges for operating expenses, but do not include any investment management, Program or other charges imposed against the respective assets of the Lifecycle Funds and Lifecycle Fund Group Trusts. The financial statements of the Underlying Funds do, however, indirectly reflect any investment management fees and other charges paid by the entities in which the Underlying Fund invest.


STATE STREET BANK AND TRUST COMPANY --
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE
    Report of Independent Accountants ...................................................................   SAI-39
Lifecycle Fund Group Trust -- Conservative:
    Statement of Assets and Liabilities, December 31, 2001 ..............................................   SAI-40
    Statement of Operations for Year Ended December 31, 2001 ............................................   SAI-41
    Statement of Changes in Net Assets for the Year Ended December 31, 2001 and December 31, 2000 .......   SAI-42
    Selected Per Unit Data ..............................................................................   SAI-43
    Schedule of Investments .............................................................................   SAI-44
    Notes to Financial Statements .......................................................................   SAI-45
STATE STREET BANK AND TRUST COMPANY --
LIFECYCLE FUND GROUP TRUST -- MODERATE
    Report of Independent Accountants ...................................................................   SAI-47


                                     SAI-23

--------------------------------------------------------------------------------



Lifecycle Fund Group Trust -- Moderate:
    Statement of Assets and Liabilities, December 31, 2001 ..............................................  SAI-48
    Statement of Operations for the Year Ended December 31, 2001 ........................................  SAI-49
    Statement of Changes in Net Assets for the Year Ended December 31, 2001 and December 31, 2000 .......  SAI-50
    Selected Per Unit Data ..............................................................................  SAI-51
    Schedule of Investments .............................................................................  SAI-52
    Notes to Financial Statements .......................................................................  SAI-53
STATE STREET BANK AND TRUST COMPANY -- UNDERLYING FUNDS
    FLAGSHIP FUND
    Report of Independent Accountants -- ................................................................  SAI-55
S&P 500 Flagship Fund and S&P 500 Flagship Non-Lending Fund:
    Combined Statement of Assets and Liabilities, December 31, 2001 .....................................  SAI-56
    Combined Statement of Operations for the Year Ended December 31, 2001 ...............................  SAI-57
    Combined Statement of Changes in Net Assets for the Year Ended December 31, 2001 and 2000 ...........  SAI-58
    S&P 500 Flagship Non-Lending Fund Selected Per Unit Data ............................................  SAI-59
    S&P 500 Flagship Fund Selected Per Unit Data ........................................................  SAI-60
    Combined Schedule of Investments, December 31, 2001 .................................................  SAI-61
    Notes to Combined Financial Statements ..............................................................  SAI-75
RUSSELL 2000 FUND
    Report of Independent Accountants -- ................................................................  SAI-78
Russell 2000 Index Securities Lending Fund and Russell 2000 Index Fund:
    Combined Statement of Asset and Liabilities, December 31, 2001 ......................................  SAI-79
    Combined Statement of Operations for the Year Ended December 31, 2001 ...............................  SAI-80
    Combined Statement of Changes in Net Assets for the Years Ended December 31, 2001 and                  SAI-81
    2000
    Russell 2000 Index Securities Lending Fund Selected Per Unit Data .................................... SAI-82
    Russell 2000 Index Fund Selected Per Unit Data ....................................................... SAI-83
    Combined Schedule of Investments ..................................................................... SAI-84
    Notes to Combined Financial Statements ...............................................................SAI-127


The financial statements for the Russell 2000 Fund reflect direct investments made by this Fund in shares of companies included in the Russell 2000 Index. Beginning February 1, 1995, this Fund has invested in units of Russell 2000 Value and Growth Funds, which in turn invest in shares of companies included in the Russell 2000 Index. Beginning June 17, 1996, the Fund began making direct investment again.



DAILY EAFE FUND
    Report of Independent Accountants -- ................................................................ SAI-130
Daily EAFE Securities Lending Fund:
    Statement of Assets and Liabilities, December 31, 2001 .............................................. SAI-131
    Statement of Operations for the Year Ended December 31, 2001 ........................................ SAI-132
    Statement of Changes in Net Assets for the Year Ended December 31, 2001 and 2000 .................... SAI-133
    Selected Per Unit Data .............................................................................. SAI-134
    Schedule of Investments ............................................................................. SAI-135
    Notes to Financial Statements ....................................................................... SAI-136
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND
    Report of Independent Accountants ................................................................... SAI-138
Daily MSCI Europe Index Securities Lending Fund and Daily
MSCI Europe Index Fund:
    Combined Statement of Assets and Liabilities, December 31, 2001 ..................................... SAI-139
    Combined Statement of Operations for the Year Ended December 31, 2001 ............................... SAI-140


                                     SAI-24

--------------------------------------------------------------------------------



    Combined Statement of Changes in Net Assets ....................................................... SAI-141
    Daily MSCI Europe Index Securities Lending Fund Selected Per Unit Data ............................ SAI-142
    Daily MSCI Europe Index Fund Selected Per Unit Data ............................................... SAI-143
    Combined Schedule of Investments .................................................................. SAI-144
    Notes to Combined Financial Statements ............................................................ SAI-159
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND
    Report of Independent Accountants ................................................................. SAI-162
Daily MSCI Japan Index Securities Lending Fund and Daily
MSCI Japan Index Fund
    Combined Statement of Assets and Liabilities, December 31, 2001 ................................... SAI-163
    Combined Statement of Operations for the Year Ended December 31, 2001 ............................. SAI-164
    Combined Statement of Changes in Net Assets for the Years Ended December 31, 2001 and 2000 ........ SAI-165
    Daily MSCI Japan Index Securities Lending Fund Selected Per Unit Data ............................. SAI-166
    Daily MSCI Japan Index Fund Selected Per Unit Data ................................................ SAI-167
    Combined Schedule of Investments .................................................................. SAI-168
    Notes to Combined Financial Statements ............................................................ SAI-177
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND
    Report of Independent Accountants ................................................................. SAI-179
Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund
Daily MSCI Pacific Basin ex-Japan Index Fund
    Combined Statement of Assets and Liabilities, December 31, 2001 ................................... SAI-180
    Combined Statement of Operations for the year Ended December 31, 2001 ............................. SAI-181
    Combined Statement of Changes in Net Assets ....................................................... SAI-182
    Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund Selected Per Unit Data ............ SAI-183
    Daily MSCI Pacific Basin ex-Japan Index Fund Selected Per Unit Data ............................... SAI-184
    Combined Schedule of Investments .................................................................. SAI-185
    Notes to Financial Statements ..................................................................... SAI-192
GC BOND FUND
    Report of Independent Accountants -- .............................................................. SAI-194
Government Corporate Bond Fund:
    Statement of Assets and Liabilities, December 31, 2001 ............................................ SAI-195
    Statement of Operations for the Year Ended December 31, 2001 ...................................... SAI-196
    Statement of Changes in Net Assets for the Years Ended December 31, 2001 and 2000 ................. SAI-197
    Selected Per Unit Data ............................................................................ SAI-198
    Schedule of Investments, December 31, 2001 ........................................................ SAI-199
    Notes to Financial Statements ..................................................................... SAI-201
STIF FUND
    Report of Independent Accountants -- .............................................................. SAI-204
Short Term Investment Fund:
    Statement of Assets and Liabilities, December 31, 2001 ............................................ SAI-205
    Statement of Operations for the Year Ended December 31, 2001 ...................................... SAI-206
    Statement of Changes in Net Assets for the Year Ended December 31, 2001 and 2000 .................. SAI-207
    Selected Per Unit Data ............................................................................ SAI-208
    Schedule of Investments, December 31, 2001 ........................................................ SAI-209
    Notes to Financial Statements ..................................................................... SAI-214


                                     SAI-25

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account Nos. 195, 197 and 198 of the Equitable Life Assurance Society of the United States



In our opinion, the accompanying statements of assets and liabilities and related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account Nos. 195 (The Equity Index Fund), 197 (The Lifecycle Fund -- Conservative), and 198 (The Lifecycle Fund -- Moderate) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2001, the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned at December 31, 2001 with the underlying mutual funds' transfer agent, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP
New York, New York
February 6, 2002





                                     SAI-26

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 195
(THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




Statement of Assets and Liabilities

DECEMBER 31, 2001
------------------------------------------------------------------------------------------
ASSETS:
Investments in 7,463,831 shares of The SSgA S&P 500 Index Fund -- at value
 (cost: $164,913,359) (Note 2)............................................    $141,215,689
Cash .....................................................................          89,263
------------------------------------------------------------------------------------------
Total assets .............................................................     141,304,952
------------------------------------------------------------------------------------------
LIABILITIES:
Accrued expenses .........................................................         140,185
------------------------------------------------------------------------------------------
NET ASSETS ...............................................................    $141,164,767
==========================================================================================


ADA CONTRACT UNITS OUTSTANDING                                                   5,638,963
ADA CONTRACT UNIT VALUE                                                             $25.03

The accompanying notes are an integral part of these financial statements.







                                     SAI-27

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 195
(THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Operations

YEAR ENDED DECEMBER 31, 2001
------------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from The SSgA S&P 500 Index Fund ............................       $  2,033,545
------------------------------------------------------------------------------------------
EXPENSES (NOTE 3):
Administration fees and program expense charge ........................         (1,168,151)
Operating expenses ....................................................           (210,716)
------------------------------------------------------------------------------------------
Total expenses ........................................................         (1,378,867)
------------------------------------------------------------------------------------------
Net investment income .................................................            654,678
------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized loss from share transactions .............................         (3,733,043)
Change in unrealized appreciation/depreciation of investments .........        (18,647,160)
------------------------------------------------------------------------------------------
Net realized and unrealized loss on investments .......................        (22,380,203)
------------------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................       $(21,725,525)
==========================================================================================

The accompanying notes are an integral part of these financial statements.














                                     SAI-28

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 195
(THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets
------------------------------------------------------------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31,
                                                                                     2001               2000
------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income . ...................................................      $    654,678       $    488,054
Net realized gain (loss) on investments ...................................        (3,733,043)        17,092,753
Change in unrealized appreciation/depreciation of investments .............       (18,647,160)       (36,292,078)
------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to operations .....................       (21,725,525)       (18,711,271)
------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions .............................................................        36,438,217         47,580,977
Withdrawals ...............................................................       (38,684,612)       (68,109,213)
------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals ..        (2,246,395)       (20,528,236)
------------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS ....................................................       (23,971,920)       (39,239,507)
NET ASSETS -- BEGINNING OF YEAR ...........................................       165,136,687        204,376,194
------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR .................................................      $141,164,767       $165,136,687
==================================================================================================================

The accompanying notes are an integral part of these financial statements.













                                     SAI-29

SEPARATE ACCOUNT NO. 197
(THE LIFECYCLE FUND -- CONSERVATIVE)

OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities

DECEMBER 31, 2001
----------------------------------------------------------------------------------------------------------
ASSETS:
Investments in 753,042 shares of The Lifecycle Fund Group Trust, Conservative -- at value
 (cost: $11,165,810) (Note 2) ...........................................................      $11,956,041
Cash ....................................................................................            7,755
----------------------------------------------------------------------------------------------------------
Total assets ............................................................................       11,963,796
----------------------------------------------------------------------------------------------------------
LIABILITIES:
Accrued expenses ........................................................................           46,287
----------------------------------------------------------------------------------------------------------
NET ASSETS ..............................................................................      $11,917,509
==========================================================================================================


ADA CONTRACT UNITS OUTSTANDING                                                                     831,033
ADA CONTRACT UNIT VALUE                                                                             $14.34

The accompanying notes are an integral part of these financial statements.












                                     SAI-30

SEPARATE ACCOUNT NO. 197
(THE LIFECYCLE FUND -- CONSERVATIVE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Operations

YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from The Lifecycle Fund Group Trust -- Conservative .........      $      --
--------------------------------------------------------------------------------------
EXPENSES (NOTE 3):
Administration fees and program expense charge ........................        (90,121)
Operating expenses ....................................................        (58,847)
--------------------------------------------------------------------------------------
Total expenses ........................................................       (148,968)
--------------------------------------------------------------------------------------
Net investment loss ...................................................       (148,968)
--------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized gain from share transactions .............................        208,985
Change in unrealized appreciation/depreciation of investments .........        (94,006)
--------------------------------------------------------------------------------------
Net realized and unrealized gain on investments .......................        114,979
--------------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................      $ (33,989)
======================================================================================

The accompanying notes are an integral part of these financial statements.










                                     SAI-31

SEPARATE ACCOUNT NO. 197
(THE LIFECYCLE FUND -- CONSERVATIVE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                  2001              2000
-----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss .....................................................................     $  (148,968)      $  (145,400)
Net realized gain on investments ........................................................         208,985           448,336
Change in unrealized appreciation/depreciation of investments ...........................         (94,006)          (76,550)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations ........................         (33,989)          226,386
-----------------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ...........................................................................       2,582,296         3,039,506
Withdrawals .............................................................................      (2,194,217)       (4,445,912)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to contributions and withdrawals .....         388,079        (1,406,406)
-----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS .......................................................         354,090        (1,180,020)
NET ASSETS -- BEGINNING OF YEAR .........................................................      11,563,419        12,743,439
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ...............................................................     $11,917,509       $11,563,419
=============================================================================================================================

The accompanying notes are an integral part of these financial statements.















                                     SAI-32

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 198
(THE LIFECYCLE FUND -- MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




Statement of Assets and Liabilities

DECEMBER 31, 2001
---------------------------------------------------------------------------------------------------------
ASSETS:
Investments in 5,925,083 shares of The Lifecycle Fund Group Trust, Moderate -- at value
 (cost: $86,009,771) (Note 2) .........................................................      $106,669,266
Cash ..................................................................................            69,287
---------------------------------------------------------------------------------------------------------
Total assets ..........................................................................       106,738,553
---------------------------------------------------------------------------------------------------------
LIABILITIES:
Accrued expenses ......................................................................           287,604
---------------------------------------------------------------------------------------------------------
NET ASSETS ............................................................................      $106,450,949
=========================================================================================================


ADA CONTRACT UNITS OUTSTANDING                                                                  6,334,176
ADA CONTRACT UNIT VALUE                                                                            $16.81

The accompanying notes are an integral part of these financial statements.


                                     SAI-33

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 198
(THE LIFECYCLE FUND -- MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Operations

YEAR ENDED DECEMBER 31, 2001
-----------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from The Lifecycle Fund Group Trust -- Moderate .............      $         --
-----------------------------------------------------------------------------------------
EXPENSES (NOTE 3) :
Administration fees and program expense charge ........................          (881,234)
Operating expenses ....................................................          (199,613)
-----------------------------------------------------------------------------------------
Total expenses ........................................................        (1,080,847)
-----------------------------------------------------------------------------------------
Net investment loss ...................................................        (1,080,847)
-----------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized gain from share transactions .............................         5,755,535
Change in unrealized appreciation/depreciation of investments .........       (11,223,957)
-----------------------------------------------------------------------------------------
Net realized and unrealized loss on investments .......................        (5,468,422)
-----------------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................      $ (6,549,269)
=========================================================================================

The accompanying notes are an integral part of these financial statements.


                                     SAI-34

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 198
(THE LIFECYCLE FUND -- MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets
-----------------------------------------------------------------------------------------------------------------
                                                                                     YEAR ENDED DECEMBER 31,
                                                                                     2001                2000
-----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss .......................................................     $  (1,080,847)      $  (1,182,384)
Net realized gain on investments ..........................................         5,755,535           6,889,631
Change in unrealized appreciation/depreciation of investments .............       (11,223,957)         (9,241,358)
-----------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to operations .....................        (6,549,269)         (3,534,111)
-----------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions .............................................................         9,152,062          15,803,354
Withdrawals ...............................................................       (18,672,929)        (22,139,919)
-----------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals ..        (9,520,867)         (6,336,565)
-----------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS ....................................................       (16,070,136)         (9,870,676)
NET ASSETS -- BEGINNING OF YEAR ...........................................       122,521,085         132,391,761
-----------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR .................................................     $ 106,450,949       $ 122,521,085
=================================================================================================================

The accompanying notes are an integral part of these financial statements.





























                                     SAI-35

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 195, 197 AND 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements
--------------------------------------------------------------------------------

1. GENERAL


   Separate Account Nos. 195 (the Equity Index Fund), 197 (the Lifecycle Fund -- Conservative) and 198 (the Lifecycle Fund -- Moderate) (collectively the Funds) of the Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life.

   Separate Account No. 195 was established as of the opening of business on February 1, 1994 and Separate Account Nos. 197 and 198 were established as of the opening of business on May 1, 1995 to solely fund the American Dental Association Members Retirement Trust and the American Dental Association Members Pooled Trust for Retirement Plans (Trusts) sponsored by the American Dental Association (ADA).

   Equitable Life is the investment manager for the Funds.

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   Separate Account No. 195 invests its assets in shares of the SSgA S&P 500 Index Fund, a portfolio of the SSgA Funds, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The investment manager of the SSgA S&P 500 Index Fund is State Street Bank and Trust Company (State Street).

   Separate Account Nos. 197 and 198 invest their assets in shares of the Lifecycle Fund Group Trusts -- Conservative and Moderate, respectively. The Lifecycle Funds Group Trusts are collective investment funds maintained by State Street. Each Lifecycle Fund Group is organized as a common law trust under Massachusetts Law, and, because of exclusionary provisions, is not subject to regulation under the Investment Company Act of 1940. State Street serves as the trustee and investment manager to each of these Group Trusts.

   On November 21, 2000, the American Institute of Certified Public Accountants issued a revised Audit and Accounting Guide "Audits of Investment Companies" (the "Guide"), which was effective for the December 31, 2001 financial statements. Adoption of the requirements of the Guide did not have a significant impact on the Funds' financial position or results of operations.

2. INVESTMENTS

   Realized gains and losses on investments include gains and losses on redemptions of the underlying fund's shares (determined on the identified cost basis) and capital gain distributions from the underlying funds. Dividends and realized gain distributions from underlying funds are recorded on the ex-dividend date.


                                     SAI-36

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 195, 197 AND 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Continued)
------------------------------------------------------------------------------


   Investments in the SSgA S&P 500 Index Fund, the Lifecycle Funds -- Conservative's and Moderate's investments in the Lifecycle Fund Group Trusts -- Conservative and Moderate, respectively, are valued at the underlying mutual fund's or trust's net asset value per share.

3. EXPENSES

   Charges and fees related to the Funds are deducted in accordance with the terms of the various contracts which participate in the Funds and with respect to the American Dental Association Members Retirement Program as follows:

   Program Expense Charge:

   In the year prior to May 1, 2001 the expense charge was made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.625 of 1% of the first $400 million and (ii) 0.620 of 1% of the excess over $400 million.

   Effective May 1, 2001 an expense charge is made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i)
   0.645 of 1% of the first $400 million and (ii) 0.640 of 1% of the excess over $400 millon.

   A portion of the Program Expense Charge assessed by Equitable Life is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and
   (ii) 0.020 of 1% of the excess over $400 million. Currently, the ADA's portion of the Program Expense Charge was temporarily reduced to 0.01% for all asset value levels. The remainder of this charge is retained by Equitable Life.

   Administration Fees:

   Equitable Life receives a fee based on the value of the Equity Index Fund and the Lifecycle Funds -- Conservative and Moderate at a monthly rate of 1/12 of 0.15 of 1% of their respective ADA Program assets.

   Direct Operating and Other Expenses:
   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

   These charges and fees are paid to Equitable Life by the Funds and are recorded as expenses in the accompanying
   Statement of Operations.

4. TAXES

   No federal income tax based on net income or realized and unrealized capital gains was applicable to contracts


                                     SAI-37

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 195, 197 AND 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Concluded)
--------------------------------------------------------------------------------

   participating in the Funds, by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no federal income tax provision is required.

5.  NET INCREASE (DECREASE) IN ADA UNITS OUTSTANDING

                                              2001            2000
                                              ----            ----
   The Equity Index Fund                    (107,350)       (652,997)
   The Lifecycle Fund - Conservative          27,034        (102,378)
   The Lifecycle Fund - Moderate            (571,871)       (355,876)

6.  INVESTMENT INCOME RATIO

   Shown below is the investment income ratio throughout the periods indicated for the Funds.

   These amounts represent the dividends, excluding distributions of capital gains, received by the Funds from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit value. The recognition of investment income by the Funds is affected by the timing of the declaration of dividends by the underlying mutual fund in which the Funds invest.

                                                            YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------------
                                            2001         2000         1999         1998         1997
                                            ----         ----         ----         ----         ----
   The Equity Index Fund                     1.37%        1.16%        1.52%        1.71%        2.49%
   The Lifecycle Fund - Conservative           --           --           --           --           --
   The LIfecycle Fund - Moderate               --           --           --           --           --

7. UNIT VALUES - ADA

   Shown below are unit values ("contract unit values") and units outstanding for American Dental Association Members Retirement Program issued by Equitable Life. Expense as a percentage of average net assets excludes charges made directly to contract holder accounts through redemption of units.

                                                              YEAR ENDED
                                                           DECEMBER 31, 2001
                                                          ------------------
   THE EQUITY INDEX FUND, .93%
   Unit Value, end of period                                   $  25.03
   Net Assets (000's)                                          $141,165
   Number of units outstanding, end of period (000's)             5,639
   Total Return                                                  (12.89)%

   THE LIFECYCLE FUND - CONSERVATIVE, 1.29%
   Unit Value end of period                                    $  14.34
   Net Assets (000's)                                          $ 11,917
   Number of units outstanding, end of period (000's)           831,033
   Total Return                                                   (0.29)%

   THE LIFECYCLE FUND - MODERATE, .96%
   Unit Value, end of period                                   $  16.81
   Net Assets (000's)                                          $106,451
   Number of units outstanding, end of period (000's)             6,334
   Total Return                                                   (5.27)%



                                     SAI-38

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Lifecycle Fund Group Trust -- Conservative


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Lifecycle Fund Group Trust -- Conservative at December 31, 2001, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
----------------------------------
PricewaterhouseCoopers LLP
March 1, 2002












                                     SAI-39

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE



Statement of Assets and Liabilities

DECEMBER 31, 2001
---------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value
  (cost $11,231,996)...........................................................   $11,955,254
Interest receivable ...........................................................         5,118
---------------------------------------------------------------------------------------------
  Total assets ................................................................    11,960,372
---------------------------------------------------------------------------------------------
LIABILITIES
Payable for Fund units redeemed ...............................................         1,894
Accrued expenses ..............................................................         2,395
---------------------------------------------------------------------------------------------
  Total liabilities ...........................................................         4,289
---------------------------------------------------------------------------------------------
Net assets (equivalent to $15.88 per unit based on 753,041 outstanding)........   $11,956,083
=============================================================================================








   The accompanying notes are an integral part of these financial statements.

                                     SAI-40

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE


Statement of Operations

YEAR ENDED DECEMBER 31, 2001
---------------------------------------------------------------------------------------
INVESTMENT INCOME
 Interest ................................................................    $ 100,853
 Securities lending fee income (net of related expenses) .................          569
---------------------------------------------------------------------------------------
   Total investment income ...............................................      101,422
---------------------------------------------------------------------------------------
EXPENSES
 Management ..............................................................       16,314
 Administration ..........................................................       12,000
 Audit ...................................................................        5,500
 Other ...................................................................        1,000
---------------------------------------------------------------------------------------
   Total expenses ........................................................       34,814
---------------------------------------------------------------------------------------
   Net investment income (loss) ..........................................       66,608
---------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ...........................................................      230,507
---------------------------------------------------------------------------------------
                                                                                230,507
---------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................     (182,246)
---------------------------------------------------------------------------------------
                                                                               (182,246)
---------------------------------------------------------------------------------------
   Net realized and unrealized gain (loss) ...............................       48,261
---------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations .........    $ 114,869
=======================================================================================









   The accompanying notes are an integral part of these financial statements.

                                     SAI-41

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE


Statements of Changes in Net Assets
                                                                                           YEAR ENDED DECEMBER 31,
                                                                                            2001              2000
-----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
 Net investment income (loss) .....................................................     $    66,608      $    111,746
 Net realized gain (loss) .........................................................         230,507           426,390
 Net change in unrealized appreciation (depreciation) .............................        (182,246)         (166,509)
-----------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ..................         114,869           371,627
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions .....         242,306        (1,570,117)
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets .............................................         357,175        (1,198,490)
NET ASSETS
 Beginning of year ................................................................      11,598,908        12,797,398
-----------------------------------------------------------------------------------------------------------------------
 End of year ......................................................................     $11,956,083      $ 11,598,908
=======================================================================================================================









   The accompanying notes are an integral part of these financial statements.


                                     SAI-42

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE


Financial Highlights
(FOR A UNIT OF PARTICIPATION OUTSTANDING THROUGHOUT THE YEAR)

                                                                          YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                        2001          2000          1999          1998          1997
-----------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............     $ 15.72       $ 15.18       $ 14.27       $ 12.77        $11.43
-----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ................        0.09          0.15          0.10          0.09          0.06
Net realized and unrealized gain (loss) .........        0.07          0.39          0.81          1.41          1.28
-----------------------------------------------------------------------------------------------------------------------
Total from investment operations ................        0.16          0.54          0.91          1.50          1.34
-----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................     $ 15.88       $ 15.72       $ 15.18       $ 14.27        $12.77
=======================================================================================================================
Total return (%) (b) ............................        1.02          3.56          6.38         11.75         11.72
Ratios to Average Net Assets
Ratio of expenses (%) (c) .......................        0.30          0.32          0.38          0.43          0.66
Ratio of net investment income (%) (d) ..........        0.57          0.96          0.66          0.68          0.46
Portfolio turnover (%) ..........................          30            71            42            77            44
Net assets, end of year (000's) .................     $11,956       $11,599       $12,797       $13,516        $7,249



----------
(a) Net investment income per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

(d)  Ratio excludes income retained by funds in which the Fund invests.




















   The accompanying notes are an integral part of these financial statements.


                                     SAI-43

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE


Schedule of Investments

(SHOWING PERCENTAGE OF TOTAL VALUE OF INVESTMENTS)
DECEMBER 31, 2001
----------------------------------------------------------------------
              STATE STREET BANK AND TRUST COMPANY
  UNITS       COLLECTIVE INVESTMENTS -- 100% (A)              VALUE
----------------------------------------------------------------------
   357,238    Government Corporate Bond Fund ..........    $ 6,001,596
    21,469    Russell 2000 Index ......................        590,735
     8,925    S&P 500 Flagship Fund ...................      1,771,946
 2,389,636    Short Term Investment Fund ..............      2,389,636
   135,944    Daily EAFE Fund .........................      1,201,341
                                                           -----------
              TOTAL INVESTMENTS -- 100%
              (COST $11,231,996).......................    $11,955,254
                                                           ===========



----------
(a)  Collective Investment Funds advised by State Street Global Advisors.






















   The accompanying notes are an integral part of these financial statements.


                                     SAI-44

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE


Notes to Financial Statements
December 31, 2001
--------------------------------------------------------------------------------

1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Lifecycle Fund Group Trust -- Conservative (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to seek to provide current income and a low to moderate growth of capital. The Fund will attempt to achieve its investment objective by investing in other collective investment funds (each an "underlying fund"), managed by the Trustee. State Street Bank is Trustee, custodian, and recordkeeper of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

   A. SECURITY VALUATION
   Equity investments of the underlying funds for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Fixed income investments of the underlying funds are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME
   Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

   Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.

   C. INCOME TAXES
   It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


                                     SAI-45

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE


Notes to Financial Statements
December 31, 2001 (Concluded)
--------------------------------------------------------------------------------


   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION
   The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon value of the Fund as of the Fund's valuation date last preceding the date on which such order to contribute or withdraw assets is received. The Trustee, in its sole discretion, reserves the right to value any contribution or withdrawal as of the next succeeding valuation date or another date as the Trustee deems appropriate when the order is not received timely or in good order or when processing the order as of the preceding valuation date would be detrimental to the participants.

   E. EXPENSES
   Under the Declaration of Trust, the Fund may pay certain expenses for services received, including but not limited to custody, administration and audit fees. The Trustee is paid a management fee by the Fund at the annual rate of 0.17% of the Fund's daily net asset value. The Trustee is paid an annual administration fee of $12,000. The Fund indirectly bears the expenses paid by the underlying funds.

   F. DISTRIBUTIONS TO PARTICIPANTS
   Net investment income (including securities lending fee income, if any) and net realized gains are retained by the Fund.

3. GLOBAL SECURITIES LENDING PROGRAM

   Fund participants have authorized the Fund to invest in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank. Income earned from securities lending activities is recorded on the accrual basis.

4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2001 were $3,762,233 and $3,438,270, respectively.

5. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:



                                                         YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------------------
                                                 2001                           2000
                                       -----------------------        ----------------------------
                                         UNITS        AMOUNT           UNITS          AMOUNT
                                        -------     ----------        --------      -----------
   Units issued ....................    137,372     $2,152,300         157,095      $ 2,418,826
   Units redeemed ..................    122,164      1,909,994        (262,395)      (3,988,943)
                                        -------     ----------        --------      -----------
   Net increase (decrease) .........     15,208     $  242,306        (105,300)     $(1,570,117)
                                        =======     ==========        ========      ===========



   All of the Fund's units outstanding were held by 1 unitholder at December 31, 2001 and December 31, 2000, respectively.




                                     SAI-46

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Trustee of
State Street Bank and Trust Company
Lifecycle Fund Group Trust -- Moderate


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Lifecycle Fund Group Trust -- Moderate at December 31, 2001, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
----------------------------------
PricewaterhouseCoopers LLP
March 1, 2002


                                     SAI-47

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE





Statement of Assets and Liabilities

DECEMBER 31, 2001
--------------------------------------------------------------------------------------------------------
ASSETS:
Investments in securities, at value
 (cost $94,919,422).....................................................................    $106,760,420
Interest receivable ....................................................................          22,830
--------------------------------------------------------------------------------------------------------
Total assets ...........................................................................     106,783,250
--------------------------------------------------------------------------------------------------------
LIABILITIES:
Payable for Fund units redeemed ........................................................         101,567
Accrued expenses .......................................................................          14,873
--------------------------------------------------------------------------------------------------------
Total liabilities ......................................................................         116,440
--------------------------------------------------------------------------------------------------------
NET ASSETS (EQUIVALENT TO $18.00 PER UNIT BASED ON 5,925,082 OUTSTANDING) ..............    $106,666,810
========================================================================================================













   The accompanying notes are an integral part of these financial statements.

                                     SAI-48

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE


Statement of Operations

YEAR ENDED DECEMBER 31, 2001
-----------------------------------------------------------------------------------------
INVESTMENT INCOME:
Interest ................................................................    $    500,317
Securities lending fee income (net of related expenses) .................          11,564
-----------------------------------------------------------------------------------------
Total investment income .................................................         511,881
-----------------------------------------------------------------------------------------
EXPENSES:
Management ..............................................................         175,604
Administration ..........................................................          12,000
Audit ...................................................................           5,500
Other ...................................................................           1,000
-----------------------------------------------------------------------------------------
Total expenses ..........................................................         194,104
-----------------------------------------------------------------------------------------
Net investment income ...................................................         317,777
-----------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
Net realized gain (loss):
Investments .............................................................       4,691,303
-----------------------------------------------------------------------------------------
                                                                                4,691,303
-----------------------------------------------------------------------------------------
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION):
Investments .............................................................     (10,482,217)
-----------------------------------------------------------------------------------------
                                                                              (10,482,217)
-----------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) .................................      (5,790,914)
-----------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $ (5,473,137)
=========================================================================================


   The accompanying notes are an integral part of these financial statements.

                                     SAI-49

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE


Statements of Changes in Net Assets
-----------------------------------------------------------------------------------------------------------------------
                                                                                          YEAR ENDED DECEMBER 31,
                                                                                          2001               2000
-----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS:
Net investment income (loss) .....................................................    $    317,777       $    608,276
Net realized gain (loss) .........................................................       4,691,303          7,567,286
Net change in unrealized appreciation (depreciation) .............................     (10,482,217)       (10,523,114)
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations ..................      (5,473,137)        (2,347,552)
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions ....     (10,567,566)        (7,708,686)
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets ............................................     (16,040,703)       (10,056,238)
NET ASSETS:
Beginning of year ................................................................     122,707,513        132,763,751
-----------------------------------------------------------------------------------------------------------------------
End of year ......................................................................    $106,666,810       $122,707,513
=======================================================================================================================














   The accompanying notes are an integral part of these financial statements.

                                     SAI-50

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE


Financial Highlights
(FOR A UNIT OF PARTICIPATION OUTSTANDING THROUGHOUT THE YEAR)
-----------------------------------------------------------------------------------------------------------------------
                                                                          YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                        2001          2000          1999          1998          1997
-----------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............      $18.82        $19.16        $16.96        $14.60        $12.44
-----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ................        0.05          0.09          0.06          0.06          0.05
Net realized and unrealized gain (loss) .........       (0.87)        (0.43)         2.14          2.30          2.11
-----------------------------------------------------------------------------------------------------------------------
Total from investment operations ................       (0.82)        (0.34)         2.20          2.36          2.16
-----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................      $18.00        $18.82        $19.16        $16.96        $14.60
=====================================================================================================================
Total return (%) (b) ............................       (4.36)        (1.78)        12.97         16.16         17.36
Ratios to Average Net Assets ....................
Ratio of expenses (%) (c) .......................        0.17          0.18          0.19          0.19          0.20
Ratio of net investment (%) (d) .................        0.28          0.47          0.34          0.37          0.37
Portfolio turnover (%) ..........................          21            51            33            46            22
Net assets, end of year (000,000s) ..............      $  107        $  123        $  133        $  125        $  108



----------
(a) Net investment income per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

(d)  Ratio excludes income retained by funds in which the Fund invests.





















   The accompanying notes are an integral part of these financial statements.


                                     SAI-51

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE


Schedule of Investments

(SHOWING PERCENTAGE OF TOTAL VALUE OF INVESTMENTS)
DECEMBER 31, 2001
-------------------------------------------------------------------------------------
                STATE STREET BANK AND TRUST COMPANY
   UNITS        COLLECTIVE INVESTMENTS -- 100% (A)                           VALUE
-------------------------------------------------------------------------------------
  1,920,618     Government Corporate Bond Fund ......................    $ 32,266,378
    384,794     Russell 2000 Index Securities lending Fund ..........      10,588,005
    186,627     S&P 500 Flagship Fund ...............................      37,052,649
 10,706,584     Short Term Investment Fund ..........................      10,706,584
  1,827,181     Daily EAFE Fund .....................................      16,146,804
-------------------------------------------------------------------------------------
                TOTAL INVESTMENTS -- 100%
                (COST $94,919,422)...................................    $106,760,420
=====================================================================================



----------
(a)  Collective investment funds advised by State Street Global Advisors.































   The accompanying notes are an integral part of these financial statements.


                                     SAI-52

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE

Notes to Financial Statements
December 31, 2001
--------------------------------------------------------------------------------

1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE


   State Street Bank and Trust Company ("State Street Bank") Lifecycle Fund Group Trust -- Moderate (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to seek to provide growth of capital and a reasonable level of current income. The Fund will attempt to achieve its investment objective by investing in other collective investment funds (each an "underlying fund"), managed by the Trustee. State Street Bank is Trustee, custodian, and recordkeeper of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements. A. SECURITY VALUATION
   Equity investments of the underlying funds for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Fixed income investments of the underlying funds are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME
   Security transactions are accounted for on trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund. Interest income earned on securities, if any, is recorded on the accrual basis.

   Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.

   C. INCOME TAXES
   It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.

   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION
   The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon value of the Fund as of the Fund's valuation date last preceding the date on which such order to contribute or withdraw assets is received. The Trustee, in its sole



                                     SAI-53

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE

Notes to Financial Statements
December 31, 2001 (Concluded)
--------------------------------------------------------------------------------


   discretion, reserves the right to value any contribution or withdrawal as of the next succeeding valuation date or another date as the Trustee deems appropriate when the order is not received timely or in good order or when processing the order as of the preceding valuation date would be detrimental to the participants.

   E. EXPENSES
   Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year, including but not limited to management, administration and audit fees. The Trustee is paid a management fee at the annual rate of 0.17% of the Fund's daily net asset value. Additionally, the Trustee is paid an annual administration fee of $12,000.

   F. DISTRIBUTIONS TO PARTICIPANTS
   Net investment income (including security lending fee income, if any) and net realized gains are retained by the Fund.

3. GLOBAL SECURITIES LENDING PROGRAM

   Fund participants have authorized the Fund to invest in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank.

4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the year ended December 31, 2001 were $23,474,897 and $33,576,234, respectively.

5. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:




                                                          YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------
                                                2001                             2000
                                       --------------------------        --------------------------
                                        UNITS           AMOUNT            UNITS           AMOUNT
                                       --------      ------------        --------      ------------
Units issued ....................       246,036      $  4,484,300         459,404      $  8,788,959
Units redeemed ..................      (839,853)      (15,051,866)       (868,011)      (16,497,645)
                                       --------      ------------        --------      ------------
Net increase (decrease) .........      (593,817)     $(10,567,566)       (408,607)     $ (7,708,686)
                                       ========      ============        ========      ============



     All of the Fund's units were held by 1 unitholder at December 31, 2001 and December 31, 2000, respectively.




                                     SAI-54

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Trustee of
State Street Bank and Trust Company
S&P 500 Flagship Fund
and State Street Bank and Trust Company
S&P 500 Flagship Non-Lending Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Flagship Non-Lending Fund at December 31, 2001, and the results of their operations, the changes in their net assets and each of their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
----------------------------------
PricewaterhouseCoopers LLP
February 1, 2002


                                     SAI-55

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND



Combined Statement of Assets and Liabilities
December 31, 2001

--------------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value, (including securities on loan of $445,387,041)
 (cost $63,093,912,168) ...............................................................  $70,874,408,545
Investments held as collateral for securities loaned ..................................      471,644,961
Receivable for Fund units issued ......................................................      203,484,991
Receivable for investments sold .......................................................      381,260,259
Dividends receivable ..................................................................       71,634,135
Interest receivable ...................................................................        1,148,149
Tax reclaims receivable ...............................................................          423,141
--------------------------------------------------------------------------------------------------------
   Total assets .......................................................................   72,004,004,181
--------------------------------------------------------------------------------------------------------
LIABILITIES
Payable for collateral on securities loaned ...........................................      471,644,961
Payable for Fund units redeemed .......................................................      206,771,401
Payable for investments purchased .....................................................      238,710,393
Variation margin payable ..............................................................        5,855,475
Accrued expenses ......................................................................          177,679
--------------------------------------------------------------------------------------------------------
   Total liabilities ..................................................................      923,159,909
--------------------------------------------------------------------------------------------------------
Net assets ............................................................................  $71,080,844,272
========================================================================================================
S&P 500 Flagship Fund
 (315,924,088 units outstanding, at $198.54 per unit net asset value) .................  $62,723,495,364
S&P 500 Flagship Non-Lending Fund
 (42,094,080 units outstanding, at $198.54 per unit net asset value) ..................    8,357,348,908
--------------------------------------------------------------------------------------------------------
                                                                                         $71,080,844,272
========================================================================================================










   The accompanying notes are an integral part of these financial statements.

                                     SAI-56

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND



Combined Statement of Operations
Year Ended December 31, 2001

------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends ...............................................................................  $    931,550,884
 Interest ................................................................................        27,860,391
 Securities lending fee income (net of related expenses), allocated to the Lending Fund ..         3,710,107
------------------------------------------------------------------------------------------------------------
   Total investment income ...............................................................       963,121,382
------------------------------------------------------------------------------------------------------------
EXPENSES
 Custody .................................................................................         2,249,135
 Audit ...................................................................................            32,500
 Other ...................................................................................             2,000
------------------------------------------------------------------------------------------------------------
   Total expenses ........................................................................         2,283,635
------------------------------------------------------------------------------------------------------------
   Net investment income (loss) ..........................................................       960,837,747
------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ...........................................................................       373,836,671
   Foreign currency transactions .........................................................          (766,940)
   Futures contracts .....................................................................       (80,845,025)
------------------------------------------------------------------------------------------------------------
                                                                                                 292,224,706
------------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................   (10,364,024,332)
   Futures contracts .....................................................................        18,869,964
------------------------------------------------------------------------------------------------------------
                                                                                             (10,345,154,368)
------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) .................................................   (10,052,929,662)
------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................  $ (9,092,091,915)
============================================================================================================







   The accompanying notes are an integral part of these financial statements.

                                     SAI-57

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND



Combined Statement of Changes in Net Assets
                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                                2000                   1999
----------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) ...........................................................  $    960,837,747        $  1,006,205,225
Net realized gain (loss) ...............................................................       292,224,706           7,154,961,592
Net change in unrealized appreciation (depreciation) ...................................   (10,345,154,368)        (15,793,456,838)
Net increase (decrease) in net assets resulting from operations ........................    (9,092,091,915)         (7,632,290,021)
----------------------------------------------------------------------------------------------------------------------------------
Distributions of securities lending fee income allocated to the S&P 500 Flagship Fund
 participants ..........................................................................        (3,710,107)             (9,515,633)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions ..........     3,483,508,705          (5,560,073,356)
Net increase (decrease) in net assets ..................................................    (5,612,293,317)        (13,201,879,010)
NET ASSETS
 Beginning of year .....................................................................    76,693,137,589          89,895,016,599
----------------------------------------------------------------------------------------------------------------------------------
 End of year ...........................................................................  $ 71,080,844,272        $ 76,693,137,589
==================================================================================================================================














   The accompanying notes are an integral part of these financial statements.

                                     SAI-58

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP NON-LENDING FUND



Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)

                                                                       YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------------
                                                       2001         2000        1999         1998        1997
---------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $225.33      $247.79      $204.72      $159.26     $119.40
---------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ................       2.76         2.87         2.98         2.76        2.64
Net realized and unrealized gain (loss) .........     (29.55)      (25.33)       40.09        42.70       37.22
---------------------------------------------------------------------------------------------------------------
Total from investment operations ................     (26.79)      (22.46)       43.07        45.46       39.86
---------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $198.54      $225.33      $247.79      $204.72     $159.26
===============================================================================================================
Total return (%) (b) ............................     (11.89)       (9.06)       21.04        28.54       33.38
===============================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) .......................       0.00         0.00         0.00         0.00        0.00
---------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) ..............       1.34         1.19         1.34         1.55        1.85
---------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ..........................         19           26           13           18          18
---------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $ 8,357      $12,332      $14,321      $12,791     $ 7,563
===============================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) Zero amounts represent that which are less than 0.005% or (0.005%) if negative.











   The accompanying notes are an integral part of these financial statements.

                                     SAI-59

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND



Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)

                                                                                YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------------
                                                                2001         2000         1999         1998         1997
--------------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ........................    $225.33      $247.79      $204.72      $159.26      $119.40
--------------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ..........................       2.77         2.90         2.99         2.77         2.64
Net realized and unrealized gain (loss) ...................     (29.56)      (25.33)       40.09        42.70        37.22
--------------------------------------------------------------------------------------------------------------------------
Total from investment operations ..........................     (26.79)      (22.46)       43.07        45.46        39.86
==========================================================================================================================
Distribution of securities lending fee income (b) .........      (0.01)       (0.03)       (0.01)       (0.01)       (0.00)
--------------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ..............................    $198.54      $225.33      $247.79      $204.72      $159.26
==========================================================================================================================
Total return (%) (c) ......................................     (11.89)       (9.05)       21.04        28.55        33.38
==========================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (b) .................................       0.00         0.00         0.00         0.00         0.00
--------------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) ........................       1.35         1.20         1.35         1.55         1.86
--------------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ....................................         19           26           13           18           18
--------------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ........................    $62,723      $64,361      $75,574      $49,893      $36,664
==========================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.









   The accompanying notes are an integral part of these financial statements.

                                     SAI-60

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001



----------------------------------------------------------------------------------
                                                    SHARES             VALUE
----------------------------------------------------------------------------------
COMMON STOCK -- 99.4%
Government Corporate Bond Fund ..............       357,238      $     6,001,596
Abbott Laboratories .........................    10,387,812          579,120,519
ADC Telecommunications Inc. .................     5,196,534           23,904,056
Adobe Systems Inc. ..........................     1,595,603           49,543,473
Advanced Micro Devices Inc. .................     2,294,575           36,391,960
AES Corp. ...................................     3,561,510           58,230,689
Aetna Inc. ..................................       960,897           31,699,992
Aflac Inc. ..................................     3,582,719           87,991,579
Agilent Technologies Incorporated ...........     3,047,715           86,890,355
Air Products & Chemicals Inc. ...............     1,536,879           72,094,994
Alberto-Culver Co ...........................       389,820           17,440,547
Albertson's Incorporated ....................     2,699,741           85,014,844
Alcan Inc. ..................................     2,123,256           76,288,588
Alcoa Incorporated ..........................     5,840,366          207,625,011
Allegheny Energy Incorporated ...............       832,349           30,147,681
Allegheny Technologies Incorporated .........       529,730            8,872,978
Allergan Inc. ...............................       882,957           66,265,923
Allied Waste Industries Inc. ................     1,292,661           18,174,814
Allstate Corporation ........................     4,857,801          163,707,894
Alltel Corp. ................................     2,114,548          130,531,048
Altera Corp. ................................     2,577,470           54,693,913
AMBAC Financial Group Inc. ..................       713,130           41,261,702
Amerada Hess Corporation ....................       604,143           37,758,938
Ameren Corporation ..........................       922,467           39,020,354
American Electric Power Co. Inc. ............     2,180,119           94,900,580
American Express Company ....................     8,874,850          316,743,396
American Greetings Corp. ....................       416,504            5,739,425
American Home Products Corp. ................     8,884,309          545,141,200
American International Group Inc. ...........    17,600,951        1,397,515,509
American Power Conversion Corp. .............     1,288,633           18,633,633
AmerisourceBergen Corp. .....................       689,382           43,810,226
Amgen Inc. ..................................     7,053,804          398,116,698
AMR Corp. ...................................     1,027,501           22,779,697
Amsouth Bancorporation ......................     2,474,090           46,760,301
Anadarko Petroleum Corporation ..............     1,704,791           96,917,368
Analog Devices Inc. .........................     2,420,595          107,450,212
Andrew Corp. ................................       568,008           12,433,695
Anheuser-Busch Companies Inc. ...............     6,031,892          272,701,837


   The accompanying notes are an integral part of these financial statements.

                                     SAI-61

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)                                SHARES             VALUE
-------------------------------------------------------------------------------------
AOL Time Warner Inc. .............................    29,747,368     $   954,890,513
Aon Corp. ........................................     1,799,689          63,924,953
Apache Corp. .....................................       923,112          46,044,802
Apple Computer Inc. ..............................     2,325,147          50,920,719
Applied Biosystems Group - Applera Corp. .........     1,437,336          56,444,185
Applied Materials Inc. ...........................     5,473,723         219,496,292
Applied Micro Circuits Corp. .....................     2,001,400          22,655,848
Archer-Daniels-Midland Co. .......................     4,433,817          63,625,274
Ashland Inc. .....................................       466,283          21,486,321
AT&T Corp. .......................................    23,788,322         431,520,161
AT&T Wireless Services Inc. ......................    16,906,588         242,947,670
Autodesk Inc. ....................................       355,289          13,241,621
Automatic Data Processing Inc. ...................     4,174,235         245,862,441
Autozone Inc. ....................................       745,740          53,544,132
Avaya Incorporated ...............................     1,902,943          23,120,757
Avery Dennison Corp. .............................       736,097          41,611,563
Avon Products Incorporated .......................     1,586,018          73,749,837
Baker Hughes Incorporated ........................     2,308,777          84,201,097
Ball Corp. .......................................       183,529          12,975,500
Bank of America Corporation ......................    10,605,457         667,613,518
Bank of New York Co., Inc. .......................     5,026,687         205,088,830
Bank One Corporation .............................     7,908,124         308,812,242
Barrick Gold Corporation .........................     3,538,854          56,444,721
Bausch & Lomb Inc. ...............................       359,155          13,525,777
Baxter International Inc. ........................     4,008,676         214,985,294
BB&T Corp. .......................................     2,925,809         105,650,963
Bear Stearns Cos., Inc. ..........................       631,188          37,012,864
Becton Dickinson & Co. ...........................     1,719,801          57,011,403
Bed Bath & Beyond Inc. ...........................     2,029,269          68,792,219
Bellsouth Corporation ............................    12,566,935         479,428,570
Bemis Company Inc. ...............................       352,930          17,357,097
Best Buy Co., Inc. ...............................     1,400,626         104,318,624
Big Lots Incorporated ............................       742,099           7,717,830
Biogen Inc. ......................................       994,328          57,024,711
Biomet Inc. ......................................     1,798,841          55,584,187
Black & Decker Corporation .......................       543,947          20,523,120
BMC Software Inc. ................................     1,629,028          26,667,188
Boeing Company ...................................     5,630,663         218,357,111
Boise Cascade Corp. ..............................       376,532          12,805,853



   The accompanying notes are an integral part of these financial statements.

                                     SAI-62

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)                          SHARES             VALUE
--------------------------------------------------------------------------------
Boston Scientific Corp. ....................     2,766,612     $    66,730,681
Bristol-Myers Squibb Co. ...................    13,062,926         666,209,226
Broadcom Corp. .............................     1,747,245          71,409,903
Brown-Forman Corp. - Class B ...............       456,600          28,583,160
Brunswick Corp. ............................       630,177          13,712,652
Burlington Northern Santa Fe Corp. .........     2,621,676          74,796,416
Burlington Resources Incorporated ..........     1,455,910          54,654,861
C.R. Bard Inc. .............................       338,740          21,848,730
Calpine Corporation ........................     2,011,280          33,769,391
Campbell Soup Company ......................     2,723,494          81,350,766
Capital One Financial Corp. ................     1,395,960          75,312,042
Cardinal Health Inc. .......................     3,044,309         196,845,020
Carnival Corp. .............................     3,901,417         109,551,789
Caterpillar Incorporated ...................     2,295,849         119,958,110
Cendant Corporation ........................     6,455,230         126,587,060
Centex Corp. ...............................       399,216          22,791,241
CenturyTel Inc. ............................       963,967          31,618,118
Charles Schwab Corp. .......................     9,222,374         142,670,126
Charter One Financial Inc. .................     1,447,024          39,286,702
ChevronTexaco Corp. ........................     7,205,243         645,661,825
Chiron Corp. ...............................     1,271,556          55,745,015
Chubb Corporation ..........................     1,190,383          82,136,427
CIENA Corporation ..........................     2,171,006          31,067,096
Cigna Corporation ..........................     1,002,304          92,863,466
Cincinnati Financial Corp. .................     1,071,695          40,885,164
Cinergy Corporation ........................     1,097,524          36,690,227
Cintas Corp. ...............................     1,130,408          54,259,584
Circuit City Stores Inc. ...................     1,407,338          36,520,421
Cisco Systems Inc. .........................    49,297,288         892,773,886
Citigroup Incorporated .....................    34,696,208       1,751,464,580
Citizens Communications Company ............     1,913,052          20,393,134
Citrix Systems Inc. ........................     1,238,497          28,064,342
Clear Channel Communications ...............     3,963,765         201,795,276
Clorox Co. .................................     1,575,279          62,302,284
CMS Energy Corporation .....................       913,892          21,960,825
Coca-Cola Co. ..............................    16,712,731         788,005,267
Coca-Cola Enterprises Inc. .................     2,948,024          55,835,575
Colgate-Palmolive Co. ......................     3,759,238         217,095,994
Comcast Corp. ..............................        30,000           1,080,000



   The accompanying notes are an integral part of these financial statements.

                                     SAI-63

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)                                      SHARES             VALUE
-------------------------------------------------------------------------------------------
Comcast Corp. ..........................................     6,406,396     $   230,630,256
Comerica Inc. ..........................................     1,190,153          68,195,767
Compaq Computer Corp. ..................................    11,358,761         110,861,507
Computer Associates International Incorporated .........     3,848,110         132,721,314
Computer Sciences Corp. ................................     1,136,768          55,678,897
Compuware Corp. ........................................     2,458,118          28,981,211
Comverse Technology Inc. ...............................     1,249,364          27,948,273
Conagra Foods Inc. .....................................     3,677,586          87,416,219
Concord EFS Inc. .......................................     3,241,368         106,252,043
Conexant Systems Inc. ..................................     1,653,227          23,740,340
Conoco Incorporated ....................................     4,184,856         118,431,425
Conseco Inc. ...........................................     2,267,856          10,114,638
Consolidated Edison Inc. ...............................     1,413,456          57,047,084
Constellation Energy Group Inc. ........................     1,095,395          29,082,737
Convergys Corp. ........................................     1,144,741          42,916,340
Cooper Industries Inc. .................................       622,178          21,726,456
Cooper Tire & Rubber Co. ...............................       492,508           7,860,428
Coors (Adolph) Co. .....................................       257,370          13,743,558
Corning Inc. ...........................................     6,222,553          55,505,173
Costco Wholesale Corp. .................................     3,086,517         136,979,624
Countrywide Credit Industries Inc. .....................       813,522          33,329,996
Crane Co. ..............................................       400,293          10,263,513
CSX Corporation ........................................     1,456,613          51,054,286
Cummins Inc. ...........................................       273,931          10,557,301
CVS Corporation ........................................     2,659,438          78,719,365
Dana Corp. .............................................       981,784          13,627,162
Danaher Corp. ..........................................       988,604          59,622,707
Darden Restaurants Inc. ................................       784,853          27,783,796
Deere & Company ........................................     1,594,525          69,616,962
Dell Computer Corp. ....................................    17,534,074         476,576,131
Delphi Automotive Systems Corporation ..................     3,756,269          51,310,635
Delta Air Lines Inc. ...................................       823,317          24,090,255
DeLuxe Corp. ...........................................       465,692          19,363,473
Devon Energy Corporation ...............................       885,426          34,221,715
Dillards Inc. ..........................................       561,956           8,991,296
Dollar General Corp. ...................................     2,287,169          34,078,818
Dominion Resources Inc/Va ..............................     1,754,476         105,444,008
Dover Corporation ......................................     1,351,826          50,112,190
Dow Chemical Company ...................................     6,101,278         206,101,171



   The accompanying notes are an integral part of these financial statements.

                                     SAI-64

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)                              SHARES             VALUE
-----------------------------------------------------------------------------------
Dow Jones & Co., Inc ...........................       587,974     $    32,179,817
DTE Energy Co. .................................     1,096,630          45,992,662
Du Pont (E.I.) de Nemours & Co .................     7,018,264         298,346,403
Duke Energy Corp. ..............................     5,198,369         204,087,967
Dynegy Incorporated ............................     2,180,837          55,611,344
Eastman Chemical Company .......................       511,558          19,960,993
Eastman Kodak Co. ..............................     1,938,956          57,063,475
Eaton Corp. ....................................       464,618          34,572,225
Ecolab Inc. ....................................       855,652          34,439,993
Edison International ...........................     2,179,005          32,902,976
El Paso Corporation ............................     3,444,207         153,646,074
Electronic Data Systems Corporation ............     3,127,284         214,375,318
Eli Lilly & Co. ................................     7,584,524         595,688,515
EMC Corp. ......................................    14,787,325         198,741,648
Emerson Electric Company .......................     2,869,390         163,842,169
Engelhard Corp. ................................       875,796          24,242,033
Entergy Corp. ..................................     1,546,937          60,500,706
EOG Resources Inc. .............................       779,139          30,472,126
Equifax Inc. ...................................       956,745          23,105,392
Equity Office Properties Trust .................     2,717,284          81,735,903
Equity Residential Properties Trust ............     1,771,231          50,852,042
Exelon Corporation .............................     2,192,461         104,975,033
Exxon Mobil Corp. ..............................    46,013,349       1,808,324,616
Family Dollar Stores Inc. ......................     1,174,352          35,207,073
Federal Home Loan Mortgage Corporation .........     4,681,658         306,180,433
Federal National Mortgage Association ..........     6,735,002         535,432,659
Federated Department Stores Inc. ...............     1,322,514          54,090,823
Fedex Corporation ..............................     2,038,478         105,756,239
Fifth Third Bancorp ............................     3,848,378         236,021,023
First Data Corp. ...............................     2,617,060         205,308,357
Firstenegy Corporation .........................     2,000,678          69,983,716
Fiserv Inc. ....................................     1,248,514          52,837,112
FleetBoston Financial Corp. ....................     7,126,986         260,134,989
Fluor Corporation ..............................       522,554          19,543,520
Ford Motor Company .............................    12,209,381         191,931,469
Forest Laboratories Inc. .......................     1,185,183          97,125,747
Fortune Brands Inc. ............................     1,021,332          40,434,534
FPL Group Inc. .................................     1,201,596          67,770,014
Franklin Resources Inc. ........................     1,760,288          62,085,358



   The accompanying notes are an integral part of these financial statements.

                                     SAI-65

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)                            SHARES             VALUE
-----------------------------------------------------------------------------------
Freeport-McMoran Copper & Gold Inc. ..........       941,905     $    12,612,108
Gannett Co., Inc. ............................     1,788,523         120,242,401
Gap Incorporated .............................     5,730,096          79,877,538
Gateway Inc. .................................     2,130,331          17,127,861
General Dynamics Corp. .......................     1,343,847         107,023,975
General Electric Capital Corporation .........    66,852,571       2,679,451,046
General Mills Inc. ...........................     2,437,609         126,780,044
General Motors Corp. .........................     3,655,349         177,649,961
Genuine Parts Co. ............................     1,189,963          43,671,642
Genzyme Corp-Genl Division ...................     1,405,210          84,115,871
Georgia-Pacific Corp. ........................     1,509,199          41,668,984
Gillette Company .............................     7,160,878         239,173,325
Golden West Financial Corp. ..................     1,071,494          63,057,422
Goodrich Corp. ...............................       686,187          18,266,298
Goodyear Tire & Rubber Co. ...................     1,087,353          25,889,875
Great Lakes Chemical Corp. ...................       349,841           8,494,139
Guidant Corp. ................................     2,047,584         101,969,683
H&R Block Inc. ...............................     1,228,269          54,903,624
H.J. Heinz Co. ...............................     2,406,468          98,953,964
Halliburton Company ..........................     2,925,094          38,318,731
Harley-Davidson Inc. .........................     2,030,801         110,292,802
Harrah's Entertainment Inc. ..................       792,697          29,337,716
Hartford Financial Services Group ............     1,605,499         100,873,502
Hasbro Inc. ..................................     1,152,923          18,711,940
HCA Inc. .....................................     3,602,238         138,830,253
Health Management Associates Inc. ............     1,634,970          30,083,448
Healthsouth Corp. ............................     2,607,220          38,639,000
Hercules Inc. ................................       718,830           7,188,300
Hershey Foods Corporation ....................       963,832          65,251,426
Hewlett-Packard Co. ..........................    13,034,916         267,737,175
Hilton Hotels Corporation ....................     2,463,792          26,904,609
Home Depot Incorporated ......................    15,746,441         803,225,955
Honeywell International Inc. .................     5,477,020         185,232,816
Household Finance Corp. ......................     3,144,019         182,164,461
Humana Incorporated ..........................     1,137,353          13,409,392
Huntington Bancshares Inc. ...................     1,715,887          29,496,098
Illinois Tool Works Inc. .....................     2,078,549         140,759,338
Immunex Corp. ................................     3,569,292          98,905,081
IMS Health Inc. ..............................     1,959,979          38,239,190


   The accompanying notes are an integral part of these financial statements.

                                     SAI-66

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)                               SHARES             VALUE
------------------------------------------------------------------------------------
INCO Limited ....................................     1,191,684     $    20,187,127
Ingersoll-Rand Co ...............................     1,126,632          47,104,484
Intel Corp. .....................................    45,310,267       1,425,007,897
International Business Machines Corp. ...........    11,593,548       1,402,355,566
International Flavors & Fragrances Inc. .........       640,562          19,031,097
International Game Technology ...................       492,132          33,612,616
International Paper Company .....................     3,313,862         133,714,332
Interpublic Group Cos. Inc. .....................     2,508,338          74,096,305
Intuit Inc. .....................................     1,387,971          59,377,399
ITT Industries Inc. .............................       655,536          33,104,568
J.C. Penney Co., Inc. ...........................     1,786,638          48,060,562
Jabil Circuit Inc. ..............................     1,285,808          29,213,558
JDS Uniphase Corporation ........................     8,779,357          76,204,819
Jefferson-Pilot Corp. ...........................     1,012,887          46,866,281
John Hancock Financial Services .................     2,051,101          84,710,471
Johnson & Johnson ...............................    20,595,758       1,217,209,298
Johnson Controls Inc. ...........................       588,037          47,483,988
Jones Apparel Group Inc. ........................       810,599          26,887,569
JP Morgan Chase & Co. ...........................    13,360,474         485,653,230
K Mart Corporation ..............................     3,277,983          17,897,787
KB Home .........................................       299,572          12,012,837
Kellogg Company .................................     2,709,002          81,540,960
Kerr-McGee Corp. ................................       678,001          37,154,455
Keycorp .........................................     2,838,634          69,092,352
Keyspan Corporation .............................       963,299          33,378,310
Kimberly-Clark Corp. ............................     3,582,702         214,245,580
Kinder Morgan Inc. ..............................       769,014          42,826,390
King Pharmaceuticals Inc. .......................     1,649,647          69,499,628
KLA-Tencor Corp. ................................     1,258,697          62,381,023
Knight Ridder Inc. ..............................       489,694          31,795,831
Kohls Corporation ...............................     2,262,761         159,388,885
Kroger Company ..................................     5,666,207         118,253,740
Leggett & Platt Inc. ............................     1,339,985          30,819,655
Lehman Brothers Holdings Inc. ...................     1,658,160         110,765,088
Lexmark International Group Inc. ................       857,069          50,567,071
Limited Inc. ....................................     2,837,082          41,761,847
Lincoln National Corp. ..........................     1,280,689          62,203,065
Linear Technology Corp. .........................     2,148,037          83,859,364
Liz Claiborne Inc. ..............................       354,158          17,619,361



   The accompanying notes are an integral part of these financial statements.

                                     SAI-67

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)                            SHARES             VALUE
-----------------------------------------------------------------------------------
Lockheed Martin Corp. ........................     2,904,521     $   135,553,995
Loews Corp. ..................................     1,313,423          72,737,366
Louisiana-Pacific Corp. ......................       729,720           6,158,837
Lowe's Companies .............................     5,232,879         242,857,914
LSI Logic Corp. ..............................     2,413,817          38,090,032
Lucent Technologies Inc. .....................    23,018,400         144,785,736
Manor Care Inc. ..............................       689,576          16,349,847
Marathon Oil Corporation .....................     2,088,688          62,660,640
Marriott International Inc. ..................     1,653,407          67,210,995
Marsh & McLennan Cos., Inc. ..................     1,840,751         197,788,695
Masco Corporation ............................     3,075,382          75,346,859
Mattel Inc. ..................................     2,874,287          49,437,736
Maxim Integrated Products Inc. ...............     2,196,628         115,344,936
May Department Stores Co. ....................     2,044,194          75,594,294
Maytag Corp. .................................       505,502          15,685,727
MBIA Inc. ....................................       986,287          52,894,572
MBNA Corp. ...................................     5,704,170         200,786,784
McDermott International Inc. .................       478,165           5,867,085
McDonald's Corp. .............................     8,653,344         229,054,016
McGraw-Hill Cos., Inc. .......................     1,308,532          79,794,281
McKesson Corp. ...............................     1,907,209          71,329,617
Mead Corp. ...................................       664,767          20,534,653
Medimmune Inc. ...............................     1,430,640          66,310,164
Medtronic Inc. ...............................     8,168,611         418,314,569
Mellon Financial Corp. .......................     3,197,926         120,305,976
Merck & Co., Inc. ............................    15,299,572         899,614,834
Mercury Interactive Corp. ....................       553,125          18,795,188
Meredith Corp. ...............................       325,210          11,593,737
Merrill Lynch & Company Inc. .................     5,678,472         295,961,961
Metlife Incorporated .........................     4,991,844         158,141,618
MGIC Investment Corp. ........................       712,718          43,988,955
Micron Technology Inc. .......................     3,986,796         123,590,676
Microsoft Corp. ..............................    36,173,538       2,396,496,892
Millipore Corp. ..............................       315,134          19,128,634
Minnesota Mining & Manufacturing Co. .........     2,674,494         316,151,936
Mirant Corporation ...........................     2,264,890          36,283,538
Molex Inc. ...................................     1,326,448          41,053,566
Moodys Corporation ...........................     1,051,658          41,919,088
Morgan Stanley Dean Witter & Co. .............     7,438,849         416,129,213


   The accompanying notes are an integral part of these financial statements.

                                     SAI-68

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------
COMMON STOCK (CONTINUED)                    SHARES             VALUE
--------------------------------------------------------------------------
Motorola Incorporated ................    14,752,157     $   221,577,398
Nabors Industries Inc. ...............       986,784          33,876,295
National City Corp. ..................     3,997,455         116,885,584
National Semiconductor Corp. .........     1,166,560          35,918,382
Navistar International Corp. .........       406,140          16,042,530
NCR Corp. ............................       647,031          23,849,563
Network Appliance Inc. ...............     2,174,727          47,561,279
New York Times Co. ...................     1,070,696          46,307,602
Newell Rubbermaid Inc. ...............     1,838,469          50,686,590
Newmont Mining Corp. .................     1,307,861          24,993,224
Nextel Communications Inc. ...........     5,080,938          55,687,080
Niagara Mohawk Holdings Inc. .........     1,074,333          19,047,924
Nicor Inc. ...........................       299,263          12,461,311
Nike Incorporated ....................     1,798,541         101,149,946
Nisource Incorporated ................     1,380,153          31,826,328
Noble Drilling Corporation ...........       906,274          30,849,567
Nordstrom Inc. .......................       898,153          18,169,635
Norfolk Southern Corp. ...............     2,599,191          47,643,171
Nortel Networks Corporation ..........    21,131,107         158,483,303
Northern Trust Corp. .................     1,494,846          90,019,626
Northrop Grumman Corp. ...............       740,672          74,667,144
Novell Inc. ..........................     2,407,698          11,051,334
Novellus Systems Inc. ................       964,693          38,057,139
Nucor Corp. ..........................       519,643          27,520,293
Nvidia Corporation ...................       931,187          62,296,410
Occidental Petroleum Corp. ...........     2,475,159          65,665,968
Office Depot Inc. ....................     1,993,016          36,950,517
Omnicom Group Inc. ...................     1,243,631         111,118,430
Oracle Corp. .........................    37,586,395         519,068,115
PACCAR Inc. ..........................       506,050          33,207,001
Pactiv Corporation ...................     1,070,767          19,006,114
Pall Corp. ...........................       816,005          19,633,080
Palm Incorporated ....................     3,794,692          14,723,405
Parametric Technology Corp. ..........     1,775,786          13,868,889
Parker Hannifin Corp. ................       802,483          36,841,995
Paychex Inc. .........................     2,490,220          86,784,167
Peoples Energy Corp. .................       238,284           9,038,112
PeopleSoft Inc. ......................     1,969,747          79,183,829
Pepsi Bottling Group Inc. ............     1,923,781          45,208,854


   The accompanying notes are an integral part of these financial statements.

                                     SAI-69

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)                                       SHARES             VALUE
--------------------------------------------------------------------------------------------
PepsiCo Inc. ............................................    11,757,669     $   572,480,904
PerkinElmer Inc. ........................................       841,580          29,472,132
Pfizer Inc. .............................................    42,389,120       1,689,206,432
PG&E Corp. ..............................................     2,587,178          49,777,305
Pharmacia Corporation ...................................     8,694,030         370,800,379
Phelps Dodge Corporation ................................       528,441          17,121,488
Philip Morris Companies Inc. ............................    14,577,690         668,387,086
Phillips Petroleum Co. ..................................     2,535,084         152,764,162
Pinnacle West Capital Corp. .............................       564,055          23,605,702
Pitney Bowes Incorporated ...............................     1,641,886          61,751,332
Placer Dome Incorporated ................................     2,182,627          23,812,461
PMC - Sierra Inc. .......................................     1,094,631          23,271,855
PNC Financial Services Group Inc. .......................     1,988,651         111,762,186
Power One Incorporated ..................................       546,144           5,685,359
PPG Industries Incorporated .............................     1,170,099          60,517,520
Ppl Corporation .........................................     1,008,634          35,150,895
Praxair Incorporated ....................................     1,088,058          60,115,205
Procter & Gamble Company ................................     8,668,135         685,909,523
Progress Energy Incorporated ............................     1,446,811          65,149,899
Progressive Corporation Ohio ............................       492,803          73,575,488
Providian Financial Corp. ...............................     1,922,849           6,826,114
Public Service Enterprise Group Inc. ....................     1,432,283          60,428,020
Pulte Homes Inc. ........................................       396,624          17,717,194
Qlogic Corp. ............................................       618,180          27,515,192
Qualcomm Inc. ...........................................     5,059,073         255,483,186
Quintiles Transnational Corp. ...........................       808,993          12,984,338
Qwest Communications International Incorporated .........    11,131,941         157,294,326
RadioShack Corporation ..................................     1,240,480          37,338,448
Raytheon Company ........................................     2,563,095          83,223,695
Reebok International Ltd. ...............................       392,933          10,412,725
Regions Financial Corp. .................................     1,514,916          45,356,585
Reliant Energy Inc. .....................................     2,002,788          53,113,938
Robert Half International Inc. ..........................     1,196,532          31,947,404
Rockwell Collins Inc. ...................................     1,220,482          23,799,399
Rockwell International Corp. ............................     1,224,490          21,869,391
Rohm & Haas Company .....................................     1,463,733          50,689,074
Rowan Companies Inc. ....................................       643,098          12,456,808
Royal Dutch Petroleum Co. ...............................    14,323,074         702,117,087
RR Donnelley & Sons Co. .................................       792,174          23,519,646


   The accompanying notes are an integral part of these financial statements.

                                     SAI-70

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


---------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)                                SHARES             VALUE
---------------------------------------------------------------------------------------
Ryder Systems Inc. ...............................       398,151     $     8,819,045
Sabre Holdings Corp. .............................       887,250          37,575,038
SAFECO Corp. .....................................       852,557          26,557,151
Safeway Incorporated .............................     3,445,948         143,868,329
Sanmina-SCI Corp. ................................     3,603,593          71,711,501
Sapient Corp. ....................................       823,878           6,360,338
Sara Lee Corporation .............................     5,294,500         117,696,735
SBC Communications Inc. ..........................    22,671,729         888,051,625
Schering-Plough Corporation ......................     9,872,515         353,534,762
Schlumberger Ltd. ................................     3,876,779         213,029,006
Scientific-Atlanta Inc. ..........................     1,089,930          26,092,924
Sealed Air Corp. .................................       560,027          22,860,302
Sears Roebuck and Company ........................     2,184,808         104,084,253
Sempra Energy ....................................     1,405,727          34,510,598
Sherwin-Williams Co. .............................     1,073,200          29,513,000
Siebel Systems Inc. ..............................     3,047,731          85,275,513
Sigma-Aldrich ....................................       508,602          20,044,005
Snap-On Inc. .....................................       389,151          13,098,823
Solectron Corp. ..................................     5,344,144          60,281,944
Southern Co. .....................................     4,570,190         115,854,317
Southtrust Corp. .................................     2,273,178          56,079,301
Southwest Airlines Company .......................     5,107,755          94,391,312
Sprint Corp-FON Group ............................     5,927,092         119,016,007
Sprint Corp-PCS Group ............................     6,602,157         161,158,652
St. Jude Medical Inc. ............................       572,569          44,459,983
St. Paul Companies ...............................     1,449,440          63,731,877
Stanley Works ....................................       571,801          26,628,773
Staples Inc. .....................................     3,044,955          56,940,659
Starbucks Corp. ..................................     2,662,879          50,727,845
Starwood Hotels & Resorts Worldwide Inc. .........     1,346,861          40,203,801
State Street Corp. # .............................     2,184,071         114,117,710
Stilwell Financial Inc. ..........................     1,493,164          40,643,924
Stryker Corp. ....................................     1,303,751          76,099,946
Sun Microsystems Inc. ............................    21,899,072         269,358,586
Sunoco Incorporated ..............................       563,143          21,027,760
Suntrust Banks Incorporated ......................     1,949,412         122,228,132
Supervalu Incorporated ...........................       890,736          19,703,080
Symbol Technologies Inc. .........................     1,551,397          24,636,184
Synovus Financial Corp. ..........................     1,933,674          48,438,534


   The accompanying notes are an integral part of these financial statements.

                                     SAI-71

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)                             SHARES             VALUE
-----------------------------------------------------------------------------------
Sysco Corporation .............................     4,493,480     $   117,819,046
T Rowe Price Group Inc. .......................       855,350          29,706,306
Target Corporation ............................     6,020,197         247,129,087
Teco Energy Incorporated ......................       914,432          23,994,696
Tektronix Inc. ................................       628,718          16,208,350
Tellabs Inc. ..................................     2,735,030          40,916,049
Temple Inland Inc. ............................       327,119          18,557,461
Tenet Healthcare Corporation ..................     2,164,281         127,086,580
Teradyne Inc. .................................     1,163,679          35,073,285
Texas Instruments Inc. ........................    11,694,654         327,450,312
Textron Inc. ..................................       965,184          40,016,529
Thermo Electron Corp. .........................     1,245,332          29,713,622
Thomas & Betts Corp. ..........................       400,602           8,472,732
Tiffany & Co. .................................     1,015,928          31,971,254
TJX Companies, Inc. ...........................     1,871,138          74,583,561
TMP Worldwide Inc. ............................       713,472          30,607,949
Torchmark Corp. ...............................       834,913          32,837,128
Toys R Us Incorporated ........................     1,309,971          27,168,799
Transocean Sedco Forex Inc. ...................     2,117,074          71,599,443
Tribune Co. ...................................     1,989,708          74,474,770
Tricon Global Restaurants Inc. ................       981,510          48,290,292
TRW Incorporated ..............................       851,741          31,548,487
Tupperware Corp. ..............................       376,931           7,255,922
TXU Corporation ...............................     1,710,205          80,636,166
Tyco International Ltd. .......................    13,343,083         785,907,589
Unilever NV ...................................     3,789,992         218,341,439
Union Pacific Corporation .....................     1,676,513          95,561,241
Union Planters Corporation ....................       932,519          42,084,582
Unisys Corp. ..................................     2,119,237          26,575,232
United Sts Steel Corporation New ..............           481               8,711
United Technologies Corp. .....................     3,203,792         207,061,077
Unitedhealth Group Inc. .......................     2,114,831         149,666,590
Univision Communications Incorporated .........     1,477,883          59,795,146
Unocal Corp. ..................................     1,638,332          59,094,635
Unumprovident Corporation .....................     1,638,673          43,441,221
US Airways Group Inc. .........................       453,716           2,876,559
U.S. Bancorp ..................................    13,113,565         274,466,915
USA Education Inc. ............................     1,080,283          90,765,378
UST Inc. ......................................     1,090,152          38,155,320


   The accompanying notes are an integral part of these financial statements.

                                     SAI-72

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)                              SHARES             VALUE
-----------------------------------------------------------------------------------
USX United States Steel ........................       599,418     $    10,855,460
Veritas Software Co. ...........................     2,732,067         122,478,564
Verizon Communications .........................    18,235,768         865,469,559
VF Corp. .......................................       750,350          29,271,154
Viacom Inc. Class B ............................    11,972,176         528,571,570
Visteon Corporation ............................       882,173          13,267,881
Vitesse Semiconductor Corp. ....................     1,223,916          15,213,276
Vulcan Materials Company .......................       675,500          32,383,470
W.W. Grainger Inc. .............................       635,550          30,506,400
Wachovia Corporation ...........................     9,129,492         286,300,869
Wal-Mart Stores Inc. ...........................    29,981,021       1,725,407,759
Walgreen Co. ...................................     6,877,544         231,498,131
Walt Disney Co. ................................    13,885,071         287,698,671
Washington Mutual Inc. .........................     5,953,675         194,685,172
Waste Management Inc. ..........................     4,195,648         133,883,128
Waters Corp. ...................................       874,500          33,869,385
Watson Pharmaceuticals Inc. ....................       714,345          22,423,290
Wellpoint Health Networks Incorporated .........       420,715          49,160,548
Wells Fargo & Company ..........................    11,509,081         500,069,569
Wendy's International Inc. .....................       785,705          22,919,015
Westvaco Corporation ...........................       678,655          19,307,735
Weyerhaeuser Company ...........................     1,431,021          77,389,616
Whirlpool Corporation ..........................       456,027          33,440,460
Willamette Industries Inc. .....................       727,683          37,926,838
William Wrigley Jr. Co. ........................     1,503,062          77,212,295
Williams Cos Incorporated ......................     3,433,349          87,619,066
Winn-Dixie Stores Inc. .........................       944,769          13,462,958
WorldCom Inc-WorldCom Group ....................    19,548,476         275,242,542
Worthington Industries .........................       563,332           7,999,314
Xcel Energy Incorporated .......................     2,285,379          63,396,413
Xerox Corp. ....................................     4,637,616          48,323,959
Xilinx Inc. ....................................     2,220,413          86,707,128
Xl Capital Limited .............................       884,076          80,769,183
Yahoo Inc. .....................................     3,764,706          66,785,884
Zimmer Holdings Inc. ...........................     1,308,950          39,975,333
Zions Bancorporation ...........................       616,752          32,428,820
                                                                   ---------------
TOTAL COMMON STOCK .............................                    70,431,497,105
                                                                   ---------------


   The accompanying notes are an integral part of these financial statements.

                                     SAI-73

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


   PRINCIPAL
     AMOUNT       LONG TERM INSTRUMENTS -- 0.1%                                        VALUE
---------------                                                                 ------------------
$ 75,600,000      United States Treasury Bills (a) 1.65% 14-MAR-02 ..........    $    73,350,520

                  STATE STREET BANK AND TRUST COMPANY
                  INVESTMENT FUNDS FOR TAX EXEMPT
    UNITS         RETIREMENT FUNDS -- 0.5%
------------
 367,560,920      Short Term Investment Fund* 2.43% .........................        367,560,920
                                                                                 ---------------
                  TOTAL INVESTMENTS -- 100% .................................
                  (COST $63,093,912,168).....................................    $70,874,408,545
                                                                                 ===============



----------
*    Collective investment fund advised by State Street Global Advisors.

#    Parent company of State Street Bank and Trust Company.

(a) At December 31, 2001, U.S. Treasury Bills with principal of $75,600,000 were pledged to cover initial margin requirements for open futures contracts. The following futures contracts were pledged to cover initial margin requirements for open futures contracts. The following futures contracts were open at December 31, 2001:



                     NUMBER OF
    FUTURES          CONTRACTS         NOTIONAL        MATURITY      UNREALIZED
    CONTRACT       LONG/(SHORT)          COST            DATE        GAIN/(LOSS)
---------------    ------------      ------------     ----------     -----------
S&P 500 Index         2,319          $665,021,485     March 2002     $1,236,215
                                                                     ==========









   The accompanying notes are an integral part of these financial statements.

                                     SAI-74

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                       S&P 500 FLAGSHIP NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2001


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Flagship Fund (collectively, the "Fund") were formed by State Street Bank under the State Street Bank and Trust Company Investment Funds For Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match the return of the S&P 500 Index. State Street Bank is Trustee, custodian, and recordkeeper of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION
      Equity investments for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME
      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

     C. INCOME TAXES
      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION
      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit and the closing market value on the valuation date of the securities bought or sold. The cost or proceeds of securities bought or sold are recorded at the execution price. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. Market effect and transaction costs (which include brokerage commissions, taxes and other direct costs related to the transactions), are recorded as realized gain/loss.

   E. EXPENSES
      Under the Declaration of Trust, the Fund may pay certain expenses for services received, including but not limited to custody and audit fees. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.



                                     SAI-75

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                       S&P 500 FLAGSHIP NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

   F. DISTRIBUTIONS TO PARTICIPANTS
      Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending fees, if any, is distributed monthly to participants of the Lending Fund.

   G. FUTURES CONTRACTS
      The Fund may use futures contracts to manage exposure to the equity market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

      Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

      Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.

3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

   The participants in the S&P 500 Flagship Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the S&P 500 Flagship Non-Lending Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

   Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2001, the market value of securities loaned by the Lending Fund was $445,387,041 against which was held cash collateral of $471,644,961 and securities of $10,317. Cash collateral provided by the Borrowers is invested State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Lending Fund.



                                     SAI-76

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                       S&P 500 FLAGSHIP NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2001



   State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2001 were $18,034,841,869 and $13,840,426,696, respectively.

5. UNITS OF PARTICIPATION

   Participant transactions for the Fund were as follows:



                                                          YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------------------------------
                                              2001                                   2000
                                   -------------------------------      --------------------------------
                                      UNITS            AMOUNT              UNITS             AMOUNT
                                   -----------    ----------------      ------------    ----------------
LENDING FUND
Units issued ..................     99,682,659    $ 19,746,911,922        85,151,659    $ 20,427,157,830
Issued upon reinvestment of
 distributions ................          2,093             411,656                --                  --
Units redeemed ................    (69,392,439)    (13,495,927,787)     (104,516,489)    (25,270,965,642)
                                   -----------    ----------------      ------------    ----------------
 Total ........................     30,292,313    $  6,251,395,791       (19,364,830)   $ (4,843,807,812)
                                   -----------    ----------------      ------------    ----------------
NON-LENDING FUND
Units issued ..................     10,183,674    $  2,090,382,395        16,353,498    $  4,008,962,635
Units redeemed ................    (22,818,968)     (4,858,269,481)      (19,421,298)     (4,725,228,179)
                                   -----------    ----------------      ------------    ----------------
 Total ........................    (12,635,294)   $ (2,767,887,086)       (3,067,800)   $   (716,265,544)
                                   -----------    ----------------      ------------    ----------------
Net increase (decrease) .......     17,657,019    $  3,483,508,705       (22,432,630)   $ (5,560,073,356)
                                   ===========    ================      ============    ================



LENDING FUND

Units in excess of 10% of the Lending Fund units outstanding at December 31, 2001 held by 1 of the Lending Fund's unitholders aggregated 33% of the Lending Fund's total units outstanding.


NON-LENDING FUND

Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 2001 held by 4 of the Non-Lending Fund's unitholders aggregated 73% of the Non-Lending Fund's total units outstanding.



                                     SAI-77

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Russell 2000 Index Securities Lending Fund and State Street Bank and Trust Company
Russell 2000 Index Fund


In our opinion, the accompanying combined statements of assets and liabilities, including the schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Russell 2000 Index Securities Lending Fund and State Street Bank and Trust Company Russell 2000 Index Fund at December 31, 2001, and the results of their operations, the changes in their net assets and each of their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
----------------------------------
PricewaterhouseCoopers LLP
February 8, 2002


                                     SAI-78

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 2001



--------------------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value, (including securities on loan of $346,329,560),
 (total cost $2,767,491,916)..................................................................  $2,637,068,959
Investments held as collateral for securities loaned .........................................     369,692,783
Receivable for Fund units issued .............................................................      32,036,049
Receivable for investments sold ..............................................................       3,241,429
Dividends receivable .........................................................................       2,981,543
Interest receivable ..........................................................................         148,546
Tax reclaim receivable .......................................................................           2,210
--------------------------------------------------------------------------------------------------------------
   Total assets ..............................................................................   3,045,171,519
--------------------------------------------------------------------------------------------------------------
LIABILITIES
--------------------------------------------------------------------------------------------------------------
Payable for collateral on securities loaned ..................................................     369,692,783
Payable for Fund units redeemed ..............................................................       7,596,899
Payable for investments purchased ............................................................      25,611,474
Variation margin payable .....................................................................         731,168
Accrued expenses .............................................................................          77,909
--------------------------------------------------------------------------------------------------------------
   Total liabilities .........................................................................     403,710,233
--------------------------------------------------------------------------------------------------------------
Net assets ...................................................................................  $2,641,461,286
==============================================================================================================
Russell 2000 Index Securities Lending Fund (83,097,238 units outstanding, at $27.52 per unit net asset value)..........................................................  $2,286,512,621
Russell 2000 Index Fund (12,899,668 units outstanding, at $27.52 per unit net asset value) ...     354,948,665
--------------------------------------------------------------------------------------------------------------
                                                                                                $2,641,461,286
==============================================================================================================





   The accompanying notes are an integral part of these financial statements.

                                     SAI-79

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Statement of Operations
December 31, 2001




-------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends (net of taxes withheld of $10,157)...............................................     $ 31,048,788
 Interest ..................................................................................        2,856,600
 Securities lending fee income (net of related expenses), allocated to the Lending Fund ....        1,519,084
-------------------------------------------------------------------------------------------------------------
   Total investment income .................................................................       35,424,472
-------------------------------------------------------------------------------------------------------------
EXPENSES
 Custody ...................................................................................          707,814
 Audit .....................................................................................           21,000
 Other .....................................................................................            1,500
-------------------------------------------------------------------------------------------------------------
   Total expenses ..........................................................................          730,314
-------------------------------------------------------------------------------------------------------------
   Net investment income (loss) ............................................................       34,694,158
-------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments .............................................................................      (68,014,698)
   Futures contracts .......................................................................        1,949,412
-------------------------------------------------------------------------------------------------------------
                                                                                                  (66,065,286)
-------------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments .............................................................................       93,736,611
   Futures contracts .......................................................................       (2,316,794)
-------------------------------------------------------------------------------------------------------------
                                                                                                   91,419,817
-------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) ...................................................       25,354,531
-------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ............................     $ 60,048,689
=============================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                     SAI-80

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Statement of Changes in Net Assets
December 31, 2001



                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                                  2001               2000
-----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .............................................................   $   34,694,158    $   39,142,017
Net realized gain (loss) .................................................................      (66,065,286)      182,093,370
Net change in unrealized appreciation (depreciation) .....................................       91,419,817      (378,019,360)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations ..........................       60,048,689      (156,783,973)
-----------------------------------------------------------------------------------------------------------------------------
Distributions of securities lending fee income allocated to the lending fund participants        (1,519,084)       (1,820,976)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions ............      383,250,199       336,155,267
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets ....................................................      441,779,804       177,550,318
NET ASSETS
 Beginning of year .......................................................................    2,199,681,482     2,022,131,164
-----------------------------------------------------------------------------------------------------------------------------
 End of year .............................................................................   $2,641,461,286    $2,199,681,482
=============================================================================================================================










   The accompanying notes are an integral part of these financial statements.

                                     SAI-81

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND



Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)



                                                                          YEAR ENDED DECEMBER 31,
                                                          -------------------------------------------------------
                                                            2001        2000        1999        1998        1997
-----------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ....................    $26.92      $27.78      $23.07      $23.77      $19.24
-----------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ......................      0.41        0.44        0.39        0.38        0.36
Net realized and unrealized gain (loss) ...............      0.21       (1.28)       4.34       (1.06)       4.19
-----------------------------------------------------------------------------------------------------------------
Total from investment operations ......................      0.62       (0.86)       4.71       (0.70)       4.53
Distribution of securities lending fee income .........     (0.02)      (0.02)      (0.02)      (0.02)      (0.02)
-----------------------------------------------------------------------------------------------------------------
Net asset value, end of year ..........................    $27.52      $26.92      $27.78      $23.07      $23.77
=================================================================================================================
Total return (%) (b) ..................................      2.33       (3.01)      20.50       (2.88)      23.66
=================================================================================================================
Ratios to Average Net Assets
Ratio of expenses (%) .................................      0.03        0.03        0.03        0.04        0.06
-----------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) ....................      1.56        1.57        1.61        1.61        1.63
-----------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ................................        91          76          51          57         105
-----------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ....................    $2,287      $1,818      $1,904      $1,256      $1,174
=================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.







   The accompanying notes are an integral part of these financial statements.

                                     SAI-82

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX FUND




Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)






                                                                    YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------------
                                                      2001        2000        1999        1998        1997
-----------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $26.92      $27.78      $23.07      $23.77      $19.24
-----------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ................      0.39        0.42        0.37        0.36        0.34
Net realized and unrealized gain (loss) .........      0.21       (1.28)       4.34       (1.06)       4.19
-----------------------------------------------------------------------------------------------------------
Total from investment operations ................      0.60       (0.86)       4.71       (0.70)       4.53
-----------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $27.52      $26.92      $27.78      $23.07      $23.77
===========================================================================================================
Total return (%) (b) ............................      2.23       (3.10)      20.42       (2.94)      23.54
===========================================================================================================
Ratios to Average Net Assets
Ratio of expenses (%) ...........................      0.03        0.03        0.03        0.04        0.06
-----------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) ..............      1.48        1.48        1.54        1.55        1.56
-----------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ..........................        91          76          51          57         105
-----------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $  355      $  382      $  118      $  129      $  120
===========================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.









   The accompanying notes are an integral part of these financial statements.

                                     SAI-83

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001



---------------------------------------------------------------------------------
                                                     SHARES           VALUE
---------------------------------------------------------------------------------
COMMON STOCK -- 97.0% (unless otherwise noted)
1-800 Contacts Inc. ............................     20,200      $      251,288
1-800-Flowers.com Inc. .........................     27,085             422,526
3 Dimensional Pharmaceutical Inc. ..............     17,900             151,971
3D Systems Corp. ...............................     24,300             346,275
3DO Co. ........................................     98,667             205,227
3TEC Energy Corporation ........................     47,000             658,000
4 Kids Entertainment Inc. ......................     29,884             598,577
7-Eleven Inc. ..................................     79,500             930,945
99 Cents Only Stores ...........................     85,798           3,268,904
A. Schulman Inc. ...............................     94,918           1,295,631
A.O. Smith Corp. ...............................     29,979             584,591
Aaipharma Incorporated .........................     29,500             742,220
AAR Corp. ......................................     72,059             649,252
Aaron Rents Inc. ...............................     42,996             700,835
Abiomed Inc. ...................................     43,776             692,536
ABM Industries Inc. ............................     56,165           1,760,773
Acacia Research Corp. ..........................     60,373             668,329
Acadia Reality Trust ...........................     56,800             360,680
Acclaim Entertainment Inc. .....................    176,400             934,920
Accredo Health Incorporated ....................     84,023           3,335,713
Ackerley Group Inc. ............................     44,779             783,633
Aclara BioSciences Incorporated ................    104,208             528,335
Act Manufacturing Inc. .........................     27,228               9,530
Actel Corp. ....................................     73,960           1,472,544
Action Performance Cos., Inc. ..................     47,500           1,453,975
Active Power Incorporated ......................    112,100             762,280
Activision Inc. ................................    112,150           2,917,021
Actrade Financial Technologies Limited .........     22,300             656,735
Actuate Corporation ............................    146,839             773,842
ACTV Incorporated ..............................    121,376             226,973
Acuity Brands Incorporated .....................    128,631           1,556,435
Adaptec Inc. ...................................    342,200           4,961,900
Ade Corp. ......................................     27,076             270,760
Adelphia Business Solutions Inc. ...............     84,795              49,198
Administaff Inc. ...............................     69,580           1,907,188
Adolor Corporation .............................    102,042           1,831,654
Adtran Inc. ....................................     68,700           1,753,224
Advanced Digital Information ...................    193,498           3,103,708
Advanced Energy Industries Inc. ................     60,488           1,611,400
Advanced Marketing Services Inc. ...............     47,632             869,284
Advanced Neuromodulation Systems Inc. ..........     20,200             712,050
Advanced Tissue Sciences Inc. ..................    231,398           1,008,895
Advanta Corp. ..................................     65,042             646,517
Advo Inc. ......................................     60,162           2,586,966
AEP Industries Inc. ............................      5,000             119,800
Aeroflex Inc. ..................................    192,098           3,636,415
Aether Systems Inc. ............................     64,900             597,080


   The accompanying notes are an integral part of these financial statements.

                                     SAI-84

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)         SHARES           VALUE
--------------------------------------------------------------------------------------
AFC Enterprises .....................................     30,000      $      851,700
Affiliated Managers Group Inc. ......................     70,519           4,970,179
Agco Corp. ..........................................    206,975           3,266,065
Agile Software Corp. ................................     96,600           1,663,452
AGL Resources Inc. ..................................    172,689           3,975,301
Airborne Incorporated ...............................    154,791           2,295,551
Airgas Inc. .........................................    186,907           2,826,034
Airgate Pcs Inc .....................................     37,260           1,697,193
Airtran Holdings Inc. ...............................    190,842           1,259,557
Akamai Technologies Inc. ............................    243,100           1,444,014
Aksys Limited .......................................     51,800             240,870
Alabama National Bancorp ............................     27,960             942,532
Alamosa Holdings Inc. ...............................    219,469           2,618,265
Alaska Air Group Inc. ...............................     84,859           2,469,397
Alaska Communications Systems Incorporated ..........     28,684             228,611
Albany International Corp. ..........................     52,699           1,143,568
Albany Molecular Research Incorporated ..............     68,382           1,811,439
Albemarle Corp. .....................................     81,962           1,967,088
Alexander & Baldwin Inc. ............................    132,027           3,525,121
Alexander's Inc. ....................................      4,873             277,274
Alexandria Real Estate Equities .....................     48,046           1,974,691
Alexion Pharmaceuticals Inc. ........................     54,228           1,325,332
Alfa Corp. ..........................................    122,389           2,746,409
Alico Inc. ..........................................     10,600             332,310
Align Technology Inc. ...............................     31,000             139,500
Allen Telecom Inc. ..................................     75,654             643,059
Alliance Fiber Optic Products Incorporated ..........     55,200              78,384
Alliance Gaming Corporation .........................     47,000           1,381,330
Alliance Semiconductor Corp. ........................     79,969             966,026
Alliant Techsystems Inc. ............................     68,724           5,305,493
Alloy Inc ...........................................     54,300           1,169,079
Allscripts Healthcare Solutions Inc .................     92,706             300,367
Alpha Industries ....................................    144,300           3,145,740
Alpharma Inc. .......................................     99,537           2,632,754
Ambassadors International Inc. ......................     20,500             430,295
AMC Entertainment Inc. ..............................     55,300             663,600
Amcol International Corp. ...........................     64,271             462,751
Amcore Financial Inc. ...............................     80,506           1,799,309
Amerco Inc. .........................................     38,249             719,846
America Online Latin America Inc. ...................     66,000             300,300
America West Holding Corp. ..........................    101,612             355,642
American Axle & Manufacturing Holdings Inc. .........     34,151             730,148
American Capital Strategies Limited .................    100,336           2,844,526
American Financial Holdings Incorporated ............     68,476           1,739,975
American Greetings Corp. ............................    203,517           2,804,464
American Healthways Inc. ............................     36,699           1,172,166
American Italian Pasta Co. ..........................     52,019           2,186,359


   The accompanying notes are an integral part of these financial statements.

                                     SAI-85

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES          VALUE
--------------------------------------------------------------------------------------
American Management Systems Inc. ...................    132,200     $    2,390,176
American Med Systems Holdings Incorporated .........     99,400          2,056,586
American Physicians Capital Incorporated ...........     34,200            743,850
American Realty Investors Inc. .....................     10,300            101,661
American States Water Co. ..........................     30,813          1,076,914
American Superconductor Corp. ......................     70,803            868,045
American Woodmark Corp. ............................     18,000            967,500
Ameripath Inc. .....................................     87,553          2,802,572
Ameristar Casinos Inc. .............................      8,000            200,400
Ameron International Corp ..........................     10,800            747,360
AmerUs Group Co. ...................................    132,400          4,745,216
Ametek Inc. ........................................    103,540          3,301,891
AMLI Residential Properties ........................     43,366          1,093,691
Amsurg Corporation .................................     63,300          1,720,494
Amtran Inc. ........................................     10,100            150,995
Amylin Pharmaceuticals Inc. ........................    181,872          1,662,310
Anadigics Inc. .....................................     98,354          1,499,898
Analogic Corp. .....................................     20,227            778,942
Anaren Microwave Inc. ..............................     68,248          1,182,055
ANC Rental Corporation .............................    111,575              3,347
Anchor Bancorp Wisconsin Inc. ......................     57,497          1,019,997
Andrew Corp. .......................................    263,200          5,761,448
Anixter International Inc. .........................     87,966          2,551,894
Annaly Mortgage Management Incorporated ............    189,500          3,032,000
Anntaylor Stores Corp. .............................     77,731          2,720,585
Ansoft Corporation .................................     19,000            277,400
answerthink inc. ...................................    132,200            863,266
Ansys Inc. .........................................     47,700          1,175,805
Anthracite Capital Inc. ............................    118,400          1,301,216
Antigenics Incorporated Delaware ...................     43,761            717,680
APAC Customer Services Inc. ........................     75,590            196,534
Aphton Corp. .......................................     45,993            671,498
Apogee Enterprises Inc. ............................     89,600          1,417,472
Applebees International Inc. .......................    107,424          3,673,901
Applica Incorporated ...............................     49,247            443,715
Applied Industrial Technologies Inc. ...............     52,501            979,144
Applied Innovation Inc. ............................     31,400            194,680
Applied Molecular Evolution Incorporated ...........     47,800            588,418
Apria Healthcare Group Inc. ........................    128,293          3,206,042
Aptargroup Inc. ....................................    102,739          3,598,947
Arbitron Incorporated ..............................     93,200          3,182,780
Arch Chemicals Inc. ................................     64,160          1,488,512
Arctic Cat Inc. ....................................     49,847            847,399
Arden Group Inc. ...................................      4,300            258,000
Area Bancshares Corp. ..............................     46,424            903,875
Arena Pharmaceuticals Incorporated .................     53,600            644,808
Argonaut Group Inc. ................................     71,378          1,396,867


   The accompanying notes are an integral part of these financial statements.

                                     SAI-86

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
--------------------------------------------------------------------------------------
Argosy Gaming Company .............................     70,503      $    2,292,758
Ariad Pharmaceuticals Inc. ........................     92,028             490,509
Arkansas Best Corp. ...............................     64,272           1,852,319
Armor Holdings Inc. ...............................     57,208           1,544,044
Armstrong Holdings Incorporated ...................    115,526             393,944
Arqule Inc. .......................................     66,400           1,128,800
Array Biopharma Incorporated ......................     44,800             665,728
Arris Group Incorporated ..........................    171,700           1,675,792
Arrow Financial Corp. .............................     19,005             554,756
Arrow International Inc. ..........................     37,981           1,516,961
Art Technology Group Incorporated .................    157,700             548,796
Artesyn Technologies Inc. .........................    102,332             952,711
Arthrocare Corp. ..................................     66,942           1,200,270
Artisan Components Inc ............................     39,500             624,100
ArvinMeritor Inc. .................................    213,382           4,190,822
Ascential Software Corporation ....................    823,500           3,335,175
Asiainfo Holdings Inc. ............................     89,100           1,552,122
Aspect Communications Corp. .......................    151,300             587,044
Aspect Medical Systems Inc. .......................     37,144             371,440
Aspen Technology Inc. .............................     98,584           1,656,211
Associated Estates Realty Corp. ...................     48,100             441,558
Astec Industries Inc. .............................     46,225             668,414
AstroPower Inc. ...................................     38,500           1,556,555
Asyst Technologies Inc. ...........................    118,828           1,516,245
AT&T Latin America Corp. ..........................    129,700             153,046
Atlantic Coast Airlines Holdings Inc. .............    126,022           2,935,052
Atlas Air Worldwide Holdings Inc. .................     51,908             760,452
ATMI Inc. .........................................     87,541           2,087,853
Atmos Energy Corp. ................................    129,495           2,751,769
ATP Oil & Gas Corp. ...............................     12,800              38,144
Atrix Laboratories Inc. ...........................     61,300           1,263,393
ATS Medical Inc. ..................................     71,537             379,146
Atwood Oceanics Inc. ..............................     31,236           1,088,575
Audiovox Corp. ....................................     54,915             409,666
August Technology Corporation .....................     19,600             216,384
Aurora Foods Inc. .................................     79,160             399,758
Auspex Systems Inc. ...............................    132,900             239,220
Avanex Corporation ................................     86,000             507,400
Avanir Pharmaceuticals ............................    197,000             839,220
Avant Corp. .......................................    124,321           2,547,337
Avant Immunotherapeutics Inc. .....................    192,603             772,338
Avatar Holdings Inc. ..............................     14,900             351,044
AVI BioPharma Inc. ................................     55,300             603,865
Aviall Inc. .......................................     54,800             413,740
Avici Systems Inc. ................................    144,100             419,331
Avid Technology Inc. ..............................     77,564             942,403
Avigen Incorporated ...............................     68,398             787,261


   The accompanying notes are an integral part of these financial statements.

                                     SAI-87

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
--------------------------------------------------------------------------------------
Avista Corp. ......................................    149,339     $    1,980,235
Avocent Corporation ...............................    139,959          3,394,006
Aware Inc. ........................................     67,258            558,241
Axt Incorporated ..................................     57,971            836,522
Aztar Corp. .......................................    106,094          1,941,520
Baldor Electric Co. ...............................     74,967          1,566,810
Baldwin & Lyons Inc. ..............................     18,964            485,478
Ball Corp. ........................................     87,510          6,186,957
Bally Total Fitness Holding .......................     82,908          1,787,496
Bancfirst Corp. ...................................     14,796            513,421
Bancfirst Ohio Corp. ..............................     23,100            557,865
Bancorpsouth Inc. .................................    264,142          4,384,757
Bandag Inc. .......................................     34,541          1,200,645
Bank Mutual Corporation ...........................     33,300            508,824
Bank of Granite Corp. .............................     34,261            677,340
Bankatlantic Bancorp Inc. .........................     93,694            860,111
Bankunited Financial Corp. ........................     58,500            868,725
Banner Corporation ................................     31,200            527,592
Banta Corp. .......................................     79,128          2,335,859
Barnes Group Inc. .................................     49,572          1,189,232
Barra Inc. ........................................     38,609          1,818,098
Bassett Furniture Industries Inc. .................     30,600            428,706
Bay View Capital Corp. ............................    193,416          1,417,739
BE Aerospace Inc. .................................     99,400            911,498
Beacon Power Corporation ..........................     92,054            119,670
Beasley Broadcast Group Incorporated ..............     30,064            391,133
Beazer Homes USA Inc. .............................     27,800          2,034,126
Bebe Stores Inc. ..................................     10,004            186,675
Bedford Property Investors ........................     45,583          1,025,618
BEI Technologies Inc. .............................     31,500            549,360
Bel Fuse Inc. -- Class B ..........................     25,219            631,736
Belden Inc. .......................................     79,363          1,868,999
Bell Microproducts Incorporated ...................     51,400            648,668
Benchmark Electronics Inc. ........................     63,502          1,203,998
Berry Petroleum Co. ...............................     55,400            869,780
Bethlehem Steel Corp. .............................    376,265            169,319
Beverly Enterprises Inc. ..........................    318,886          2,742,420
Bio-Rad Laboratories ..............................     26,971          1,707,264
Bio-Technology General Corp. ......................    191,618          1,577,016
BioMarin Pharmaceuticals Inc. .....................     72,241            970,919
Biopure Corporation ...............................     52,034            739,403
Biosite Incorporated ..............................     37,662            691,851
BioSphere Medical Inc. ............................      9,100            102,557
BKF Capital Group Inc. ............................     17,300            496,510
Black Box Corporation .............................     64,325          3,401,506
Blue Martini Software Incorporated ................     94,200            283,542
Blyth Industries Inc. .............................    104,951          2,440,111


   The accompanying notes are an integral part of these financial statements.

                                     SAI-88

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
--------------------------------------------------------------------------------------
BMC Industries Inc. ...............................     82,800      $      170,568
Bob Evans Farms Inc. ..............................    111,175           2,731,570
Boca Resorts Inc. -- Class A ......................     93,655           1,226,880
BOK Financial Corporation .........................     38,816           1,223,092
Bone Care International Inc. ......................     29,622             507,425
BorgWarner Inc. ...................................     85,395           4,461,889
Borland Software Corp. ............................    165,063           2,584,887
Boron Lepore & Associates Inc .....................     23,900             329,581
Boston Beer Company Inc. ..........................     28,300             485,345
Boston Communications Group .......................     45,200             513,020
Boston Private Financial Holdings Inc. ............     39,300             867,351
Bowne & Co., Inc. .................................    104,992           1,343,898
Boyd Gaming Corp. .................................     89,923             584,500
Boyds Collection Limited ..........................    175,575           1,188,643
Boykin Lodging Company ............................     52,954             422,043
Brady Corporation -- Class A ......................     56,473           2,066,912
Brandywine Realty Trust ...........................     80,585           1,697,926
Braun Consulting Inc. .............................     32,206             114,331
BRE Properties ....................................    144,400           4,470,624
Briggs & Stratton Corp. ...........................     67,806           2,895,316
Bright Horizons Family Solutions Inc. .............     33,966             950,708
Brightpoint Inc. ..................................    175,629             551,475
Brio Software Inc. ................................     56,977             164,094
Britesmile Inc. ...................................     42,400             212,000
Brookline Bancorp Inc. ............................     36,476             599,665
Brooks Automation Inc. ............................     60,776           2,471,760
Brown & Brown Inc. ................................    137,732           3,760,084
Brown Shoe Co., Inc. ..............................     52,266             848,800
Bruker Daltonics Inc. .............................    143,200           2,341,320
Brush Engineered Materials Inc. ...................     50,906             724,901
BSB Bancorp Inc. ..................................     29,556             700,773
Bsquare Corp. .....................................     48,133             200,715
Buca Incorporated .................................     36,157             586,105
Buckeye Technologies Inc. .........................     65,484             753,066
Buckle Inc. .......................................     19,123             426,443
Building Material Holding Corp. ...................     38,200             414,470
Burlington Coat Factory Warehouse .................     58,836             988,445
Burnham Pacific Properties Inc. ...................     88,037             362,712
Bush Industries Inc. -- Class A ...................     32,027             347,813
Butler Manufacturing Co. ..........................     15,300             423,810
C&D Technologies Inc. .............................     84,556           1,932,105
C-COR.net Corporation .............................    101,831           1,483,678
Cable Design Technologies Corp. ...................    137,191           1,876,773
Cabot Oil & Gas Corp. .............................     96,077           2,310,652
Cacheflow Incorporated ............................     66,800             179,024
CACI International Inc. ...........................     58,908           2,325,982
Cadiz Inc. ........................................    102,986             825,948


   The accompanying notes are an integral part of these financial statements.

                                     SAI-89

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
--------------------------------------------------------------------------------------
Cal Dive International Inc. .......................    104,463     $    2,578,147
Calgon Carbon Corp. ...............................    102,104            852,568
California Pizza Kitchen Inc. .....................     50,550          1,251,112
California Water Service Group ....................     42,803          1,102,177
Caliper Technologies Corporation ..................     72,114          1,125,700
Callon Petroleum Company ..........................     19,103            130,856
Cambrex Corp. .....................................     70,932          3,092,635
Camden Property Trust .............................    114,530          4,203,251
Caminus Corporation ...............................     27,113            623,599
Capital Automotive REIT ...........................     59,908          1,191,570
Capital City Bank Group Inc. ......................     20,091            486,805
Capitol Federal Financial .........................     91,280          1,902,275
Capitol Transamerica Corp. ........................     27,400            450,730
Capstead Mortage Corporation ......................     26,197            615,630
Caraustar Industries Inc. .........................     90,924            630,103
Carbo Ceramics Inc. ...............................     24,377            954,603
Cardiodynamics International Corporation ..........     92,242            609,720
Career Education Corp. ............................    132,902          4,555,881
Carlisle Cos., Inc. ...............................     98,629          3,647,300
Carpenter Technology Corp. ........................     63,291          1,684,806
Carreker Corporation ..............................     49,865            294,204
Carrier Access Corp. ..............................     31,043             90,646
Cascade Natural Gas Corp. .........................     36,507            804,979
Casella Waste Systems Inc. ........................     56,766            840,704
Casey's General Stores Inc. .......................    125,646          1,872,125
Cash America International Inc. ...................     65,049            552,917
Castle (A.M.) & Co. ...............................     20,200            165,640
Catalytica Energy Systems Incorporated ............     58,400            266,888
Catapult Communications Corp. .....................     15,700            409,142
Cathay Bancorp Inc. ...............................     25,239          1,616,558
Cato Corp. ........................................     43,864            829,030
CBL & Associates Properties .......................     66,142          2,083,473
CBRL Group Inc. ...................................    175,001          5,152,029
CCBT Financial Companies Inc. .....................     25,300            597,080
CCC Information Services Group ....................     27,953            172,750
CDI Corp. .........................................     36,745            698,155
CEC Entertainment Inc. ............................     88,435          3,837,195
Celeritek Incorporated ............................     35,715            478,224
Cell Genesys Inc. .................................    113,757          2,643,713
Cell Pathways Inc. ................................     87,129            606,418
Cell Therapeutics Inc. ............................    107,817          2,602,702
Centennial Bancorp ................................     62,370            460,291
Centennial Communications Corporation .............     23,925            244,992
Centerpoint Properties Corporation ................     72,090          3,590,082
Centex Construction Products Inc. .................     19,573            627,315
Centillium Communications Incorporated ............     80,797            635,064
Centra Software Inc. ..............................     62,100            496,800


   The accompanying notes are an integral part of these financial statements.

                                     SAI-90

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


----------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)           SHARES           VALUE
----------------------------------------------------------------------------------------
Central Coast Bancorp .................................     17,800      $      391,600
Central Parking Corp. .................................     57,534           1,129,968
Central Vermont Public Service Corp. ..................     34,200             571,140
Century Aluminum Company ..............................     39,035             521,508
Centurybusiness Services Inc. .........................    230,104             529,239
Cerus Corp ............................................     37,114           1,697,965
CFS Bancorp Inc. ......................................     47,400             680,190
CH Energy Group Inc. ..................................     54,666           2,376,331
Champion Enterprises Inc. .............................    150,046           1,847,066
Championship Auto Racing Teams Inc. ...................     34,965             562,587
Charles River Laboratories International ..............    132,800           4,446,144
Charlotte Russe Holding Incorporated ..................     65,100           1,211,511
Charming Shoppes Inc. .................................    308,373           1,637,461
Charter Municipal Mortgage Acceptance Company .........    107,292           1,743,495
Chateau Communities Inc. ..............................     65,496           1,958,330
Checkpoint Systems Inc. ...............................     95,548           1,280,343
Cheesecake Factory ....................................    121,896           4,238,324
Chelsea Property Group Incorporated ...................     51,381           2,522,807
Chemed Corp. ..........................................     27,161             920,758
Chemfirst Inc. ........................................     36,038             863,831
Chemical Financial Corp. ..............................     72,716           2,193,115
Chesapeake Corp. ......................................     49,374           1,373,091
Chesapeake Energy Corp. ...............................    438,596           2,899,120
Chicos Fas Inc. .......................................     72,671           2,885,039
Childrens Place .......................................     33,596             912,131
Chiles Offshore Incorporated ..........................     28,000             556,920
ChipPAC Inc. ..........................................     94,800             703,416
Chittenden Corp. ......................................     96,396           2,660,530
Choice Hotels International Inc. ......................    107,728           2,386,175
Choice One Communications Incorporated ................     18,976              66,416
Chordiant Software Inc. ...............................     86,483             684,081
Christopher & Banks Corporation .......................     71,850           2,460,862
Church & Dwight Co., Inc. .............................    116,017           3,089,533
Churchill Downs Inc. ..................................      8,577             317,092
Ciber Inc. ............................................    156,044           1,474,616
Cima Labs Incorporated ................................     45,900           1,659,285
Ciphergen Biosystems Incorporated .....................     50,800             406,400
Circor International Incorporated .....................     25,600             472,320
Circuit City Stores Inc. ..............................    116,600           2,651,484
Citizens Banking Corp. Mich ...........................    147,385           4,846,019
Citizens Inc. .........................................     58,400             738,760
City Bank Lynnwood WA .................................     29,122             697,763
City Holding Co. ......................................     50,200             604,408
Claire's Stores Inc. ..................................    136,281           2,057,843
Clarcor Inc. ..........................................     71,539           1,942,284
Clarent Corp. .........................................     87,648             470,670
Clark/Bardes Inc. .....................................     33,400             842,682


   The accompanying notes are an integral part of these financial statements.

                                     SAI-91

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
------------------------------------------------------------------------------------
Cleco Corp. .......................................    136,245     $    2,993,303
Cleveland-Cliffs Inc. .............................     29,034            531,322
Click Commerce Inc. ...............................     51,400            162,424
Closure Medical Corp. .............................     16,156            377,404
CNA Surety Corporation ............................     46,054            713,837
Coachmen Industries Inc. ..........................     44,169            530,028
Coastal Bancorp ...................................     12,600            364,140
Cobalt Corporation ................................     29,100            185,658
Cobiz Incorporated ................................     21,600            291,600
Coca-Cola Bottling Co. Consolidated ...............      2,913            110,286
Cognex Corp. ......................................    105,200          2,694,172
Cognizant Technology Solutions Corp. ..............     28,208          1,155,964
Coherent Inc. .....................................     88,491          2,736,142
Cohu Inc. .........................................     64,118          1,266,330
Coinstar Inc. .....................................     69,045          1,726,125
Coldwater Creek Inc. ..............................     12,030            254,795
Cole National Corp. ...............................     32,000            529,600
Collins & Aikman Corp. ............................    380,484          2,929,727
Colonial Bancgroup Inc. ...........................    372,772          5,252,357
Colonial Properties Trust .........................     48,003          1,495,293
Columbia Banking Systems Inc. .....................     39,000            508,950
Columbia Laboratories Inc. ........................     78,555            271,015
Comdisco Inc. .....................................    354,200            184,184
Commerce Group Inc. ...............................     78,516          2,959,268
Commerce One Inc ..................................    909,700          3,247,629
Commercial Federal Corp. ..........................    147,035          3,455,322
Commercial Metals Co. .............................     38,436          1,344,491
Commercial Net Lease Realty .......................     97,964          1,273,532
Commonwealth Bancorp Inc. .........................     25,900            573,685
Commonwealth Telephone Enterprises Inc. ...........     34,329          1,561,969
Commscope Inc. ....................................    165,700          3,524,439
Community Bank Systems Inc. .......................     38,300          1,003,460
Community Banks Inc. ..............................     25,800            696,600
Community First Bankshares Inc. ...................    113,958          2,927,581
Community Trust Bancorp Inc. ......................     30,400            722,000
Compucredit Corp. .................................     37,082            436,084
Computer Network Technology Corporation ...........     95,924          1,706,488
Computerized Thermal Imaging Inc. .................    187,300            290,315
Compx International Inc. ..........................     10,952            142,047
Comstock Resources Inc. ...........................     81,248            568,736
Conceptus Inc. ....................................     31,600            745,760
Concord Camera Corp. ..............................     75,143            595,133
Concurrent Computer Corp. .........................    192,867          2,864,075
Conestoga Enterprises Incorporated ................     27,600            881,823
Conmed Corp. ......................................     75,339          1,503,766
Connecticut Bancshares Incorporated ...............     38,100            984,885
Connecticut Water Service Inc. ....................     22,650            669,761


   The accompanying notes are an integral part of these financial statements.

                                     SAI-92

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
------------------------------------------------------------------------------------
Connetics Corporation .............................     93,596      $    1,113,792
Consolidated Freightways Corp. ....................     50,400             256,536
Consolidated Graphics Inc. ........................     30,000             577,500
Constellation 3D Inc. .............................     43,700              37,582
Convera Corporation ...............................     63,506             212,745
Cooper Companies Inc ..............................     44,474           2,222,811
Cooper Tire & Rubber Company ......................    205,024           3,272,183
CoorsTek Inc. .....................................     27,419             873,021
Copart Inc. .......................................    128,736           4,682,128
Copper Mountain Networks ..........................    158,800             268,372
Corillian Corporation .............................     60,451             289,560
Corinthian Colleges Inc. ..........................     24,639           1,007,489
Corixa Corp. ......................................    130,942           1,973,296
Corn Products International Inc. ..................    113,409           3,997,667
Cornerstone Realty Income Trust Inc. ..............    152,488           1,730,739
Corporate Executive Board Company .................    111,278           4,083,903
Corporate Office Properties Trust .................     28,100             333,547
Corrections Corp of America .......................     84,435           1,567,114
Corus Bankshares Inc. .............................     28,919           1,312,923
Corvas International Inc. .........................     80,200             525,310
Corvel Corp. ......................................     22,488             736,482
CoSine Communications Inc. ........................    259,200             401,760
Cost Plus Inc. ....................................     68,052           1,803,378
Costar Group Inc. .................................     39,816             955,982
Cousins Properties Inc. ...........................    114,224           2,782,497
Covance Inc. ......................................    190,112           4,315,542
Covansys Corporation ..............................     58,753             525,839
Covanta Energy Corp. ..............................    161,110             728,217
Covenant Transport Inc. ...........................     21,800             347,928
Coventry Helath Care Inc. .........................    207,040           4,130,448
CPB Inc. ..........................................     21,477             631,639
CPI Corp. .........................................     19,766             328,116
Crawford & Company ................................    115,047           1,348,351
Credence Systems Corp. ............................    181,320           3,367,112
Credit Acceptance Corp. ...........................     42,328             376,719
Crestline Capital Corp. ...........................     44,081           1,369,156
Crompton Corporation ..............................    368,720           3,318,480
Crossmann Communities Inc. ........................     19,758             652,014
Crossroads Systems Inc. ...........................     59,023             265,013
Crown America Realty Trust ........................     63,000             491,400
Crown Cork & Seal Co., Inc. .......................    377,700             959,358
Crown Media Holdings Incorporated .................     48,445             546,944
Cryolife Inc. .....................................     51,914           1,557,420
CSK Auto Corp. ....................................     72,876             725,116
CSS Industries Inc. ...............................     12,748             394,041
CT Communications Inc. ............................     48,556             801,660
CTS Corp. .........................................     95,741           1,522,282


   The accompanying notes are an integral part of these financial statements.

                                     SAI-93

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
------------------------------------------------------------------------------------
Cubic Corp. .......................................     15,428      $      792,382
Cubist Pharmaceuticals Incorporated ...............     84,904           3,053,148
Cumulus Media Inc. ................................     90,200           1,459,436
Cuno Inc. .........................................     48,413           1,476,596
Curis Incorporated ................................     94,300             529,023
Curtiss-Wright Corp. ..............................     31,981           1,527,093
CV Therapeutics Inc. ..............................     63,990           3,328,760
CVB Financial Corp. ...............................     65,126           1,523,948
Cyberonics Inc. ...................................     60,538           1,606,073
Cygnus Inc. .......................................    119,151             625,543
Cymer Inc. ........................................     98,249           2,626,196
Cytec Industries Inc. .............................    125,404           3,385,908
Cytogen Corp. .....................................    236,063             710,550
Daisytek International Corp. ......................     46,900             617,673
Daktronics Incorporated ...........................     40,400             341,380
Dal-Tile International Inc. .......................    179,292           4,168,539
Datascope Corp. ...................................     36,433           1,235,807
Datastream Systems Inc. ...........................     49,415             304,891
DDI Corp /CA ......................................    126,197           1,241,778
Dean Foods Company New ............................    139,860           9,538,452
Deb Shops Inc. ....................................     15,700             380,725
Decode Genetics Inc. ..............................    103,500           1,014,300
Delaware Monte Foods Co. ..........................     74,975             638,037
dELiA*s Corp. .....................................    106,200             658,440
Delphi Financial Group Inc. .......................     42,861           1,427,271
Delta & Pine Land Co. .............................    105,166           2,379,907
Deltagen Incorporated .............................     33,900             311,880
Deltic Timber Corp. ...............................     30,301             830,247
Denbury Resources Inc .............................     65,841             481,298
Dendreon Corporation ..............................     45,200             455,164
Dendrite International Inc. .......................     97,078           1,362,004
Developers Diversified Realty Corp. ...............    159,651           3,049,334
Diagnostic Products Corp. .........................     68,264           3,000,203
Dial Corp. ........................................    301,437           5,169,645
Diamondcluster International Incorporated .........     86,046           1,127,203
Dianon Systems Inc. ...............................     28,806           1,751,405
Digene Corp .......................................     35,860           1,057,870
Digex Incorporated ................................     63,800             190,762
Digimarc Corporation ..............................     32,237             598,963
Digital Generation Systems Incorporated ...........    108,500             120,435
Digital Insight Corp. .............................     84,552           1,890,583
Digital Lightwave Inc. ............................     36,800             345,184
Digitalthink Incorporated .........................     71,398             771,098
Digitas Incorporated ..............................     15,376              61,812
Dillards Inc. .....................................    205,694           3,291,104
Dime Community Bancorp Inc. .......................     44,733           1,255,208
Dimon Inc. ........................................    137,700             991,440


   The accompanying notes are an integral part of these financial statements.

                                     SAI-94

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
------------------------------------------------------------------------------------
Dionex Corp. ......................................     63,178      $    1,611,671
Direct Focus Inc. .................................     94,556           2,950,147
Ditech Communications Corporation .................     71,000             427,420
Diversa Corporation ...............................     79,725           1,128,109
Divine Incorporated ...............................    409,100             302,734
DMC Stratex Networks Inc. .........................    267,500           2,081,150
Dobson Communications Corporation .................     68,200             582,428
Docent Incorporated ...............................    107,200             339,824
Documentum Inc. ...................................    126,095           2,738,783
Dole Food Company .................................    133,553           3,583,227
Dollar Thrifty Automotive Group ...................     71,381           1,106,405
Donaldson Co., Inc. ...............................    124,813           4,847,737
Doral Financial Corp. .............................    119,747           3,737,304
Dover Downs Entertainment Inc. ....................     51,435             786,956
Downey Financial Corp. ............................     61,838           2,550,817
DQE Inc. ..........................................    177,200           3,354,396
Dress Barn Inc. ...................................     45,078           1,127,401
Dreyers Grand Ice Cream Inc. ......................     61,886           2,383,230
Dril Quip Inc. ....................................     19,856             478,530
DRS Technologies Inc ..............................     38,700           1,379,655
DSP Group Inc. ....................................     78,441           1,824,538
Duane Reade Inc. ..................................     34,526           1,047,864
Dupont Photomasks Inc. ............................     15,569             676,473
Dura Automotive Systems Inc. ......................     43,697             480,667
Duraswitch Industries Inc. ........................     15,100             128,350
Durect Corporation ................................     55,500             643,245
Dusa Pharmaceuticals Inc. .........................     43,784             352,461
DVI Inc. ..........................................     38,499             662,183
Dyax Corporation ..................................     56,400             618,708
Dycom Industries Inc. .............................    133,500           2,230,785
Dynacq International Inc. .........................     12,900             287,283
E.piphany Inc. ....................................    193,700           1,687,127
Earthshell Corp. ..................................    144,575             289,150
East-West Bancorp Inc. ............................     75,791           1,951,618
Eastgroup Properties Inc. .........................     50,382           1,162,313
Echelon Corp. .....................................     79,500           1,125,720
Eclipsys Corp. ....................................    138,602           2,321,583
Eden Bioscience Corp. .............................     58,100             294,567
Edison Schools Inc. ...............................     83,181           1,634,507
Edo Corporation ...................................     30,500             806,725
Education Management Corp. ........................     64,894           2,352,407
Edwards Lifesciences Corporation ..................    189,018           5,222,567
EEX Corp. .........................................    106,421             195,815
eFunds Corp. ......................................    149,741           2,058,939
Egl Incorporated ..................................    115,204           1,607,096
El Paso Electric Co. ..............................    162,138           2,351,001
Elantec Semiconductor Incorporated ................     71,128           2,731,315


   The accompanying notes are an integral part of these financial statements.

                                     SAI-95

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
------------------------------------------------------------------------------------
Elcor Chemical Corp. ..............................     63,065      $    1,752,576
Electro Rent Corp. ................................     43,300             558,137
Electro Scientific Industries Inc. ................     86,201           2,586,892
Electroglas Inc. ..................................     64,796             957,037
Electronics Boutique Holdings Corp. ...............     30,986           1,237,581
Electronics for Imaging Inc. ......................    172,800           3,855,168
Elizabeth Arden Incorporated ......................     27,600             421,452
Embarcadero Technologies Inc. .....................     26,597             643,647
EMCOR Group Inc. ..................................     34,960           1,587,184
Emcore Corp. ......................................     74,513           1,002,200
Emex Corporation ..................................     41,614             129,003
Emisphere Technologies Inc. .......................     48,848           1,558,740
Empire District Electric Co. ......................     60,174           1,263,654
Encompass Services Corporation ....................    184,365             534,659
Encore Aquisition Company .........................     25,900             344,729
Encore Wire Corp. .................................     39,300             475,530
Endo Pharmaceutical Holdings Incorporated .........     71,400             833,238
Endocare Inc. .....................................     42,213             756,879
Energen Corporation ...............................     87,715           2,162,175
Energy Conversion Devices Inc. ....................     43,494             825,081
Energy Partners Limited ...........................     64,100             483,955
Engage Technologies Incorporated ..................     52,100              22,924
Engineered Support Systems Incorporated ...........     22,100             756,041
Entergris Incorporated ............................    122,400           1,341,504
Entertainment Properties Trust ....................     50,185             971,080
Entremed Inc. .....................................     42,167             356,311
Entrust Technologies Inc. .........................    154,900           1,578,431
Enzo Biochem Inc. .................................     71,844           1,688,334
EPIQ Systems Inc. .................................     33,450             647,258
Equity Inns Inc. ..................................    112,037             741,685
Equity One Incorporated ...........................     10,200             140,148
ESCO Technologies Inc. ............................     32,889           1,134,342
Espeed Incorporated ...............................     45,915             380,176
Esperion Therapeutics Incorporated ................     73,400             539,490
ESS Technology Inc. ...............................     90,932           1,933,214
Essex Property Trust ..............................     45,907           2,268,265
Esterline Technologies Corp. ......................     71,004           1,136,774
Evergreen Resources ...............................     53,282           2,057,218
Exact Sciences Corporation ........................     15,600             160,056
Exar Corp. ........................................    125,353           2,613,610
Excel Technology Inc. .............................     29,631             515,579
Exe Technologies Inc. .............................     91,600             466,244
Exelixis Incorporated .............................    108,138           1,797,254
Exide Corp. .......................................     78,743              96,854
Extensity Incorporated ............................     44,565              97,152
F&M Bancorp/Frederick MD ..........................     33,372             849,317
F5 Networks Incorporated ..........................     57,199           1,232,066


   The accompanying notes are an integral part of these financial statements.

                                     SAI-96

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES           VALUE
------------------------------------------------------------------------------------
Factory 2-U Stores Inc. ............................     37,999      $      761,500
Factset Research Systems Inc. ......................     68,054           2,378,487
Fair, Isaac & Company Inc. .........................     58,150           3,664,613
Fairchild Corp. ....................................     34,100              98,890
FalconStor Software Inc ............................    140,491           1,272,848
Farmer Brothers Co. ................................      2,963             785,195
Farmers Capital Bank Corp. .........................     21,541             789,908
FBL Financial Group Inc. ...........................     36,852             614,691
Featherlite Manufacturing Incorporated .............     74,654             226,948
Federal Agricultural Mortgage Corporation ..........     25,700           1,040,850
Federal Mogul Corp. ................................    168,073             132,778
Federal Realty Investment Trust ....................    118,065           2,715,495
Federal Signal Corp. ...............................    141,777           3,157,374
FEI Co. ............................................     47,913           1,509,739
Felcor Lodging Trust Inc. ..........................     98,316           1,642,860
Ferro Corp. ........................................     91,164           2,352,031
Fibercore Incorporated .............................     94,300             226,320
Fidelity Bankshares Inc. ...........................     50,000             798,500
Filenet Corp. ......................................    113,897           2,310,970
Financial Federal Corp. ............................     33,757           1,054,906
Financial Institutions Incorporated ................     24,600             575,640
Finish Line Inc. ...................................     51,500             787,435
Finova Group Inc. ..................................    151,700              92,537
First American Financial Corp. .....................    218,550           4,095,627
First Bancorp North Carolina .......................     19,600             441,980
First Bancorp Puerto Rico ..........................     68,009           1,938,256
First Bank America Inc. ............................      2,900              91,408
First Busey Corp. ..................................     28,385             609,710
First Charter Corp. ................................     98,957           1,762,424
First Citizens Bancshares Inc. .....................     19,656           1,921,374
First Commonwealth Financial Corp. .................    183,159           2,109,992
First Community Bancshares Incorporated ............     23,700             698,439
First Consulting Group Inc. ........................     55,677             862,994
First Essex Bancorp Inc. ...........................     19,100             538,238
First Federal Capital Corp. ........................     52,657             826,715
First Financial Bancorp ............................    114,342           2,018,136
First Financial Bankshares Inc. ....................     34,975           1,052,747
First Financial Corp. -- Indiana ...................     20,611             903,792
First Financial Holdings Inc. ......................     40,854             987,441
First Horizon Pharmaceutical .......................     34,350           1,009,547
First Industrial Realty Trust Incorporated .........    127,489           3,964,908
First Industries Corp. .............................     29,173             639,180
First Merchants Corp. ..............................     34,362             825,375
First Midwest Bancorp Inc. .........................    154,150           4,499,638
First Niagara Financial Group Incorporated .........     29,706             499,952
First Place Financial Corporation ..................     45,500             716,625
First Republic Bank ................................     36,600             883,890


   The accompanying notes are an integral part of these financial statements.

                                     SAI-97

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES           VALUE
------------------------------------------------------------------------------------
First Sentinel Bancorp Inc. ........................     84,892      $    1,062,848
First Source Corp. .................................     39,838             824,647
Firstfed Financial Corp. ...........................     57,328           1,469,317
Fisher Communications Incorporated .................     11,900             523,600
Fisher Scientific International Inc. ...............    172,375           5,033,350
Flagstar Bancorp Inc. ..............................     20,250             407,633
Fleetwood Enterprises Inc. .........................    109,777           1,243,773
Fleming Companies., Inc. ...........................    132,068           2,443,258
Flir Systems Incorporated ..........................     34,100           1,293,072
Florida East Coast Industries Incorporated .........     72,100           1,669,115
Florida Rock Industries Inc. .......................     59,104           2,162,024
Flow International Corp. ...........................     38,900             481,193
Flowers Foods Inc. .................................     53,200           2,123,744
Flowserve Corp. ....................................    140,568           3,740,514
Flushing Financial Corp. ...........................     31,950             568,710
FNB Corp ...........................................     83,321           2,195,508
Foamex International Inc. ..........................     49,600             401,760
Focal Communications Corporation ...................     19,800              12,078
Focal Communications Corporation -- WTS ............      3,117                   0
Footstar Inc. ......................................     64,180           2,008,834
Forest City Enterprises Inc. .......................     87,572           3,389,036
Forrester Research Inc. ............................     40,111             807,836
Forward Air Corp. ..................................     48,777           1,654,516
Fossil Inc. ........................................     38,295             804,195
Franklin Electric Co., Inc. ........................     13,151           1,078,382
Freds Inc. .........................................     39,073           1,600,430
Freemarkets Incorporated ...........................     92,100           2,207,637
Fremont General Corp. ..............................    192,252           1,503,411
Friedman Billings Ramsey Group .....................     69,120             358,733
Friedmans Inc. .....................................     41,700             351,114
Frontier Airls Inc. ................................     90,621           1,540,557
Frontier Financial Corp. ...........................     52,696           1,378,527
Frontier Oil Corporation ...........................     82,898           1,379,423
Frontline Capital Group ............................    126,200              13,882
FSI International Inc. .............................     86,857             800,822
FTD.com Inc. .......................................     26,500             185,500
FTI Consulting Inc. ................................     30,400             997,120
Fuelcell Energy Incorporated .......................    104,632           1,898,024
Furniture Brands International Inc. ................    161,276           5,164,058
FYI Inc ............................................     43,778           1,466,563
G&K Services Inc. ..................................     66,384           2,144,203
Gabelli Asset Management Inc. Class A ..............     16,850             727,920
Gables Residential Trust ...........................     75,554           2,236,398
Garan Inc. .........................................     11,100             471,750
Gardner Denver Inc. ................................     48,844           1,090,198
Gartner Group Inc. .................................    250,694           2,930,613
Gaylord Entertainment Co. ..........................     71,345           1,755,087


   The accompanying notes are an integral part of these financial statements.

                                     SAI-98

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)             SHARES           VALUE
-----------------------------------------------------------------------------------------
GBC Bancorp .............................................     24,946      $      735,907
Genaissance Pharmaceuticals .............................     53,500             248,775
Gencorp Inc. ............................................    101,030           1,425,533
Gene Logic Inc. .........................................     86,608           1,631,695
Genelabs Technologies Inc. ..............................    122,200             226,070
Genencor International Incorporated .....................     29,500             470,820
General Cable Corp. .....................................    104,155           1,364,430
General Communication Inc. ..............................    121,153           1,033,435
Genesco Inc. ............................................     69,440           1,441,574
GenesisIntermedia Inc. ..................................     35,200             207,680
Genlyte Group Inc. ......................................     39,453           1,174,121
Genome Therapeutics Corp. ...............................     67,079             456,808
Genstar Therapeutics Corporation ........................     33,200              82,004
Genta Incorporated ......................................     74,601           1,061,572
Gentek Inc. .............................................     16,782              28,697
Gentiva Health Services .................................     66,840           1,467,138
Genuity Incorporated ....................................    557,700             881,166
Genzyme Corp-Genzyme Biosurgery Division ................    110,500             586,755
Genzyme Molecular Oncology ..............................     44,800             358,400
Genzyme Transgenics Corp. ...............................     64,015             372,567
Georgia Gulf Corp. ......................................     77,497           1,433,694
Gerber Scientific Inc. ..................................     62,418             580,487
German American Bancorp .................................     28,350             459,270
Geron Corporation .......................................     58,119             505,635
Getty Images Inc. .......................................    107,300           2,465,754
Getty Realty Corp. ......................................     36,400             686,140
Gibraltor Steel Corp. ...................................     18,493             323,997
Glacier Bancorp Inc. ....................................     47,100             980,622
Glatfelter ..............................................     37,978             591,697
Glenborough Realty Trust Inc. ...........................     64,647           1,254,152
Glimcher Realty Trust ...................................     79,834           1,503,274
Global Imaging Systems Inc. .............................     21,900             326,967
Global Payments Inc. ....................................    111,384           3,831,610
Global Sports Inc. ......................................     43,400             865,830
Globalscape Incorporated ................................      7,870               1,181
Globespan Virata Inc. ...................................    338,930           4,389,143
Gold Banc Corporation Inc. ..............................     99,237             705,575
Golden Telecom Inc. .....................................     28,836             336,516
Gorman-Rupp Co. .........................................     21,900             588,015
Graco Inc. ..............................................     98,601           3,850,369
Granite Construction Inc. ...............................     97,635           2,351,051
Gray Communications Systems Inc. ........................     27,500             381,700
Great American Financial Resources Incorporated .........     18,622             349,163
Great Atlantic & Pacific Tea Co. ........................     60,263           1,433,054
Great Lakes REIT Inc. ...................................     35,183             562,928
Great Southern Bancorp Inc. .............................     17,000             518,500
Greater Bay Bancorp .....................................    157,315           4,496,063


   The accompanying notes are an integral part of these financial statements.

                                     SAI-99

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
-----------------------------------------------------------------------------------
Green Mountain Coffee Inc. ........................     13,400      $      367,026
Greif Brothers Corp. ..............................     40,911           1,348,017
Grey Global Group Inc. ............................      2,389           1,592,866
Grey Wolf Incorporated ............................    478,796           1,422,024
Griffon Corp. .....................................     88,483           1,327,245
Group 1 Automotive Inc. ...........................     52,013           1,482,891
Gtech Holdings Corp. ..............................     84,933           3,846,616
Guess ? Inc. ......................................     19,416             145,620
Guilford Pharmaceuticals Inc. .....................     77,665             931,980
Guitar Center Inc. ................................     51,151             697,700
Gulf Islands Fabrication Inc. .....................     23,033             288,143
Gulfmark Offshore Inc .............................     13,700             387,847
Gymboree Corp. ....................................     95,600           1,140,508
H Power Corporation ...............................     72,600             226,512
H.B. Fuller Co. ...................................     88,866           2,556,675
Haemonetics Corp. .................................     63,502           2,153,988
Hain Celestial Group Inc. .........................     74,695           2,051,125
Hancock Fabrics Inc. ..............................     47,100             619,365
Hancock Holding Co. ...............................     25,871           1,113,488
Handleman Co. .....................................     75,566           1,122,155
Handspring Incorporated ...........................     59,800             403,052
Harbor Florida Bancshares Inc. ....................     67,178           1,142,026
Harleysville Group Inc. ...........................     92,131           2,201,010
Harleysville National Corp. .......................     57,916           1,363,922
Harman International Industries Inc. ..............    101,091           4,559,204
Harmonic Inc. .....................................    183,500           2,205,670
Harsco Corp. ......................................    129,743           4,450,185
Harvard Bioscience Inc. ...........................     21,400             212,716
Haverty Furniture .................................     49,045             811,695
Hawaiian Electric Industries Inc. .................    111,800           4,503,304
Hayes Lemmerz International Inc. ..................     53,757              13,439
Headwaters Incorporated ...........................     79,700             913,362
Health Care REIT Inc. .............................    104,720           2,549,932
Healthcare Realty Trust Inc. ......................    131,695           3,687,460
HealthExtras Inc. .................................     35,300             201,563
Heartland Express Inc. ............................     46,905           1,302,552
Heico Corp. .......................................     37,032             558,072
Heidrick & Struggles International Inc. ...........     57,923           1,051,302
Helix Technology Corp. ............................     73,428           1,655,801
Hemispherx Biopharma Inc. .........................     55,200             248,400
Herbalife International Inc. ......................     46,224             657,305
Hexcel Corp. ......................................     66,963             206,246
HI/FN Inc. ........................................     26,225             379,476
Hibbett Sporting Goods Incorporated ...............     11,100             336,330
Hickory Tech Corp. ................................     38,301             649,202
Highwoods Properties Inc. .........................    168,351           4,368,708
Hilb, Rogal & Hamilton Co. ........................     45,347           2,541,699


   The accompanying notes are an integral part of these financial statements.

                                     SAI-100

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
-----------------------------------------------------------------------------------
HNC Software Inc. .................................    116,389     $    2,397,613
Holly Corp. .......................................     24,500            471,625
Hollywood Casino Corp. ............................     33,400            350,700
Hollywood Entertainment Corp. .....................    136,455          1,949,942
Home Properties Of NY Inc. ........................     56,083          1,772,223
Hooper Holmes Inc. ................................    181,244          1,622,134
Horace Mann Educators .............................    127,261          2,700,478
Horizon Offshore Inc. .............................     45,173            340,604
HOT Topic Inc. ....................................     58,621          1,840,113
HotJobs.com Ltd ...................................     80,151            832,769
Houston Exploration Co. ...........................     30,918          1,038,226
Hovnanian Enterprises Inc. ........................     46,500            989,520
HRPT Properties Trust .............................    420,037          3,637,520
Hudson River Bancorp Inc. .........................     50,800          1,112,520
Hudson United Bancorp .............................    146,414          4,202,082
Hughes Supply Inc. ................................     74,934          2,313,213
Hutchinson Technology Inc. ........................     81,730          1,897,771
Hydril Company ....................................     43,600            768,668
Hyperion Solutions Corp. ..........................    104,918          2,083,671
Hyseq Incorporated ................................     50,385            388,972
I-many Inc. .......................................    116,400          1,123,260
I-Stat Corp. ......................................     53,448            421,705
Ibasis Incorporated ...............................    101,221            132,600
Iberiabank Corporation ............................     16,700            462,924
ICT Group Inc. ....................................      6,500            120,965
ICU Medical Inc. ..................................     20,100            894,450
Identix Inc. ......................................    109,069          1,591,317
Idex Corp. ........................................     98,864          3,410,808
IDEXX Laboratories Inc. ...........................    106,490          3,036,030
IDT Corp. .........................................    137,689          2,686,312
IDX Systems Corp. .................................     51,265            666,958
Igen Inc. .........................................     39,925          1,600,992
IHOP Corp. ........................................     57,039          1,671,243
Ikon Office Solutions Inc. ........................    452,799          5,293,220
Ilex Oncology Incorporated ........................    101,012          2,731,364
Illumina Incorporated .............................     54,500            640,920
Imation Corp. .....................................    105,540          2,277,553
IMC Global Inc ....................................    351,500          4,569,500
Immune Response Corp. .............................    103,201            138,289
Immunogen Inc. ....................................    123,379          2,045,624
Immunomedics Inc. .................................    123,463          2,501,360
Impath Inc. .......................................     50,609          2,252,607
Impax Laboratories Inc. ...........................     58,300            783,552
Impco Technologies Inc. ...........................     23,194            294,332
Impsat Fiber Networks Inc. ........................     15,264              2,671
Inamed Corporation ................................     46,920          1,410,884
Incyte Genomics Inc ...............................    212,900          4,164,324


   The accompanying notes are an integral part of these financial statements.

                                     SAI-101

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)         SHARES          VALUE
-----------------------------------------------------------------------------------
Independence Community Bank Corp. ...................    188,556     $    4,291,535
Independent Bank Corp. -- Mich ......................     39,675          1,102,965
Independent Bank Corp. -- Mass ......................     38,248            821,950
Indus International Inc. ............................     91,692            669,352
IndyMac Bancorp Inc. ................................    197,627          4,620,519
Inet Technologies Inc. ..............................     34,700            366,779
Infocus Corporation .................................    123,704          2,723,962
Infogrames Incorporated .............................     43,995            311,925
Information Holdings Inc. ...........................     63,980          1,811,274
Information Resources Inc. ..........................     93,400            775,220
Infospace Inc. ......................................    794,500          1,628,725
Infousa Inc. ........................................     88,576            614,717
Ingles Markets Inc. .................................     36,521            436,426
Inkine Pharmaceutical Company .......................    102,600            160,056
Inktomi Corporation .................................    411,716          2,762,614
Innkeepers USA Trust ................................     68,452            670,830
Innovative Solutions & Support Incorporated .........     24,200            188,034
Input/Output Inc. ...................................    146,104          1,199,514
Insight Enterprises Inc. ............................    124,944          3,073,622
Insignia Financial Group Inc. .......................     69,352            749,002
Insituform Technologies Inc. ........................     75,033          1,919,344
Insmed Incorporated .................................     97,300            371,686
Inspire Phamaceutical Incorporated ..................     47,700            672,093
Insurance Auto Auctions Inc. ........................     34,948            507,095
Integra Bank Corporation ............................     52,830          1,106,260
Integra Lifesciences Corp ...........................     37,000            974,580
Integral Systems Incorporated Maryland ..............     27,900            537,075
Integrated Circuit Systems Incorporated .............     89,681          2,025,894
Integrated Silicon Solution .........................     80,562            986,079
Intellidata Technologies Corp. ......................    134,509            380,660
Inter-Tel Inc. ......................................     57,733          1,109,628
Interactive Data Corporation ........................    116,493          1,647,211
Interactive Intelligence Inc. .......................     19,025            132,224
Interdigital Communications Corp. ...................    177,912          1,725,746
Interface Incorporated ..............................    136,628            766,483
Intergraph Corp. ....................................    160,233          2,201,601
Intergrated Electrical Services .....................     89,859            460,078
Interland Incorporated ..............................    193,582            408,458
Interlogix Incorporated .............................     62,073          2,400,363
Intermagnetics General Corp. ........................     46,770          1,211,343
Intermune Incorporated ..............................     90,933          4,479,360
Internap Network Services Corporation ...............    441,900            512,604
International Bancshares Corp. ......................     51,762          2,181,768
International Game Technology .......................        386             26,364
International Multifoods Corp. ......................     51,810          1,238,259
International Specialty Products ....................     35,311            316,033
Internet Capital Group Inc. .........................    608,154            735,866


   The accompanying notes are an integral part of these financial statements.

                                     SAI-102

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
-----------------------------------------------------------------------------------
Interneuron Pharmaceuticals Inc. ..................    122,000     $    1,352,980
Interpool Inc. ....................................     43,900            845,075
Interstate Bakeries ...............................     91,014          2,200,719
Intertan Inc. .....................................     88,939          1,117,074
Intertrust Technologies Corp. .....................    226,213            278,242
InterVoice-Brite Inc. .............................     97,964          1,253,939
Intrado Incorporated ..............................     39,900          1,069,320
Intuitive Surgical Incorporated ...................    103,400          1,037,102
Invacare Corp. ....................................     66,537          2,242,962
Investors Real Estate Trust .......................     76,300            717,220
Iomega Corporation ................................    171,922          1,435,549
Ionics Inc. .......................................     56,649          1,701,169
IRT Property Co. ..................................    101,419          1,075,041
Irwin Financial Corp. .............................     29,122            495,074
Isis Pharmaceuticals Inc. .........................    131,688          2,922,157
Isle of Capri Casinos Inc. ........................     67,040            896,995
ITC Deltacom Inc. .................................    115,144            100,175
Itron Inc. ........................................     44,900          1,360,470
ITT Educational Services Inc. .....................     74,956          2,763,628
ITXC Corp. ........................................     73,258            526,725
Ivex Packaging Corp. ..............................     48,925            929,575
Ixia ..............................................    132,700          1,705,195
IXYS Corporation ..................................     33,059            267,447
J Jill Group Incorporated .........................     37,600            809,528
J&J Snack Foods Corp. .............................     17,500            427,875
J. B. Hunt Transport Services Inc. ................     47,592          1,104,134
Jack In The Box Inc. ..............................    117,014          3,222,566
Jakks Pacific Inc. ................................     55,916          1,059,608
JD Edwards & Co ...................................    319,616          5,257,683
JDA Software Group Inc. ...........................     67,681          1,512,670
JDN Realty Corp. ..................................    104,145          1,284,108
Jefferies Group Inc. ..............................     74,182          3,138,640
JLG Industries Inc. ...............................    136,722          1,456,089
JM Smucker Company ................................     61,079          2,160,975
Jni Corporation ...................................     66,348            551,352
John H. Harland Co. ...............................     93,781          2,072,560
John Wiley & Sons Inc. ............................    143,090          3,295,363
Jones Lang Lasalle Inc. ...........................     97,379          1,757,691
Journal Register Co. ..............................     87,929          1,850,026
JP Realty Inc. ....................................     37,868            900,880
K V Pharmaceutical Co. ............................     74,770          2,427,034
K-Swiss Inc. ......................................     20,000            665,000
K2 Inc. ...........................................     53,300            384,293
Kadant Incorporated ...............................     36,961            535,935
Kaiser Aluminum Corp. .............................     84,456            136,819
Kaman Corp. .......................................     74,055          1,155,258
Kana Software Inc. ................................     46,859            911,876


   The accompanying notes are an integral part of these financial statements.

                                     SAI-103

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)          SHARES           VALUE
--------------------------------------------------------------------------------------
Kansas City Life Insurance Co. .......................     18,534      $      687,611
Kansas City Southern Industries Incorporated .........    193,250           2,730,622
Kaydon Corp. .........................................     87,468           1,983,774
KB Home ..............................................    132,086           5,296,649
KCS Energy Inc. ......................................     92,700             289,224
Keane Inc. ...........................................    169,100           3,048,873
Keithley Instruments Inc. ............................     23,662             399,888
Kellwood Co. .........................................     73,185           1,757,172
Kelly Services Inc. ..................................     51,698           1,131,669
Kendle International Inc. ............................     28,900             582,624
Kennametal Inc. ......................................    100,428           4,044,236
Kenneth Cole Productions Inc. ........................     24,286             429,862
Keryx Biopharmaceuticals Incorporated ................     38,100             278,130
Key Energy Group Inc. ................................    303,895           2,795,834
Key Production Inc. ..................................     44,306             753,202
Key3Media Group Incorporated .........................    110,054             586,588
Keynote Systems Inc. .................................     69,454             649,395
Keystone Property Trust Corporation ..................     25,500             333,795
kforce Inc. ..........................................     81,331             511,572
Kilroy Realty Corp. ..................................     76,795           2,017,405
Kimball International Inc. ...........................    104,524           1,583,539
Kirby Corp. ..........................................     60,195           1,658,372
Knight Transportation Inc. ...........................     56,412           1,059,417
Koger Equity Inc. ....................................     88,662           1,445,191
Kopin Corp. ..........................................    211,200           2,956,800
Korn/Ferry International .............................    124,392           1,324,775
KOS Pharmaceuticals Inc. .............................     14,786             511,596
Kosan Biosciences Inc. ...............................     41,700             333,183
Kramont Reality Trust ................................     64,600             943,160
Kroll Incorporated ...................................     45,100             681,010
Kronos Inc. ..........................................     59,383           2,872,950
Kulicke & Soffa Industries Inc. ......................    155,479           2,666,465
La Jolla Pharmaceutical Co. ..........................    108,200             967,308
La-Z-Boy Inc. ........................................    151,561           3,307,061
Labor Ready Inc. .....................................    120,685             616,700
Laclede Group Incorporated ...........................     60,109           1,436,605
Ladish Company Inc. ..................................     27,400             299,208
Lakeland Bancorp Inc. ................................     35,280             575,064
Lancaster Colony Corp. ...............................     89,034           3,161,597
Lance Inc. ...........................................     78,562           1,122,651
Landamerica Financial Group Inc. .....................     58,502           1,679,007
Landauer Inc. ........................................     25,400             859,790
Landry's Restaurants Inc. ............................     47,113             878,657
Lands' End Inc. ......................................     35,516           1,781,483
Landstar Systems Inc. ................................     26,718           1,937,322
Lantronix Incorporated ...............................     57,900             365,928
Large Scale Biology Corporation ......................     40,500             182,250


   The accompanying notes are an integral part of these financial statements.

                                     SAI-104

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
-----------------------------------------------------------------------------------
LaSalle Hotel Properties ..........................     38,252      $      449,078
Lawson Products Inc. ..............................     14,899             387,374
Leap Wireless International Inc. ..................     98,000           2,055,060
Learning Tree International Inc. ..................     38,449           1,072,727
Lecroy Corp. ......................................     26,800             487,760
Lee Enterprises Inc. ..............................    139,628           5,078,270
Legato Systems Inc. ...............................    281,357           3,649,200
Lennox International Inc. .........................    137,057           1,329,453
Lexar Media Incorporated ..........................    126,500             333,960
Lexent Incorporated ...............................     59,600             372,500
Lexicon Genetics Incorporated .....................    111,518           1,286,918
Lexington Corporate Properties Trust ..............     63,814             989,117
LI-VI Inc. ........................................     33,381             575,155
Libbey Inc. .......................................     49,636           1,620,615
Liberate Technologies .............................    339,500           3,897,460
Liberty Corp. .....................................     54,057           2,224,446
Liberty Digital Inc. ..............................     71,600             247,736
Liberty Livewire Corp. ............................     20,061             139,366
LifePoint Hospitals Inc. ..........................    123,552           4,205,710
Ligand Pharmaceuticals Inc. .......................    130,499           2,335,932
Lightbridge Inc ...................................     77,399             940,398
Lightpath Technologies Incorporated ...............     62,277             221,083
Lincoln Electric Holdings Inc. ....................    103,410           2,527,340
Lindsay Manufacturing Co. .........................     31,457             608,693
Linens 'N Things Inc. .............................    114,887           2,929,618
Liqui-Box Corp. ...................................      7,968             328,680
Lithia Motors Inc. ................................     20,900             432,630
Littelfuse Inc. ...................................     58,228           1,527,903
LNR Property Corp. ................................     69,863           2,178,328
Local Financial Corp ..............................     60,000             839,400
Lodgenet Entertainment Corp. ......................     31,817             543,753
Lone Star Steakhouse & Saloon .....................     54,763             812,135
Lone Star Technologies Inc. .......................     83,578           1,470,973
Longs Drug Stores Corp. ...........................     95,021           2,221,591
Longview Fibre Co. ................................    164,856           1,946,949
Loudcloud Incorporated ............................     82,200             348,528
Louisiana Quinta Pptys Incorporated ...............    406,156           2,331,335
Louisiana-Pacific Corp. ...........................    327,998           2,768,303
LSI Industries Inc. ...............................     49,450             860,430
LTX Corp. .........................................    153,833           3,221,263
Luby's Cafeterias Inc. ............................     66,343             378,819
Lufkin Industries Inc. ............................     16,500             442,200
Luminex Corp. .....................................     55,160             935,514
Lydall Inc. .......................................     44,000             440,000
Lynch Interactive Corporation .....................      6,000             414,000
M T R Gaming Group Inc. ...........................     66,600           1,065,600
M/I Schottenstein Homes Inc. ......................     17,400             865,998


   The accompanying notes are an integral part of these financial statements.

                                     SAI-105

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
-----------------------------------------------------------------------------------
MacDermid Inc. ....................................     64,963      $    1,101,123
Macerich Co. ......................................     98,282           2,614,301
Macrochem Corp. ...................................     63,500             193,675
Macromedia Inc. ...................................    189,860           3,379,508
Madison Gas & Electric Co. ........................     53,198           1,407,087
MAF Bancorp Inc. ..................................     58,281           1,719,289
Magellan Health Services, Inc. ....................     67,700             429,895
Magna Entertainment Corp. .........................     66,100             462,700
MagneTek Inc. .....................................     59,781             538,627
Magnum Hunter Resources Incorporated ..............     91,800             761,940
Mail Well Holdings Inc. ...........................     99,408             407,573
Main Street Banks Inc. ............................     28,700             470,680
Management Network Group Incorporated .............     33,815             233,324
Manhattan Associates Inc. .........................     47,675           1,389,726
Manitowoc Co., Inc. ...............................     78,491           2,441,070
Manufactured Home Communities Inc. ................     46,942           1,465,060
Manufacturers Services Limited ....................     48,200             301,250
Mapinfo Corp. .....................................     42,435             665,805
Marcus Corp. ......................................     52,753             746,455
Martek Biosciences Corp. ..........................     47,184           1,026,252
Martha Stewart Living Inc. ........................     25,457             418,768
Mastec Inc. .......................................     67,100             466,345
Mathews International Corp. .......................     94,364           2,319,467
Matrix Pharmaceutical Inc. ........................     83,935             131,778
Matrixone Incorporated ............................     96,483           1,253,314
Mattson Technology Inc. ...........................    107,354             945,789
Maui Land & Pineapple Co. .........................      6,400             153,664
Maverick Tube Corp. ...............................    114,278           1,479,900
Maxim Pharmaceuticals Inc. ........................     76,456             527,546
Maximus Inc. ......................................     39,253           1,650,981
Maxwell Technologies Inc. .........................     29,600             290,080
Maxygen Incorporated ..............................     92,504           1,625,295
MB Financial Corp. ................................     43,500           1,182,765
Mcafee.com Inc. ...................................     20,032             679,285
McGrath RentCorp ..................................     21,122             792,497
McMoRan Exploration Co. ...........................     37,948             219,719
MCSi Inc. .........................................     46,171           1,082,710
MDC Holdings Inc. .................................     58,964           2,228,250
Measurement Specialties Inc. ......................     35,500             334,055
Mechanical Technology Incorporated ................     53,484             146,546
Med-Design Corp. ..................................     21,500             423,550
Medallion Financial Corp. .........................     49,294             389,423
Medford Bancorp Inc. ..............................     18,600             393,576
Media General Incorporated ........................     39,974           1,991,904
Medicines Company .................................     75,700             877,363
Medis Technologies Limited ........................     25,200             185,220
Medquist Inc. .....................................     34,781           1,017,344


   The accompanying notes are an integral part of these financial statements.

                                     SAI-106

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
-----------------------------------------------------------------------------------
Meemic Holdings Inc. ..............................      1,800      $       39,312
Memberworks Inc. ..................................     33,022             462,638
MEMC Electronic Materials Inc. ....................    120,592             428,102
Men's Wearhouse Inc. ..............................    102,235           2,111,153
Mentor Corp. ......................................     66,450           1,897,812
Mercury Computer Systems Incorporated .............     57,955           2,266,620
Meridian Resource Corp. ...........................    100,654             401,609
Meristar Hospitality Corporation ..................    122,954           1,745,947
Meritage Corporation ..............................     10,200             523,260
Merix Corp. .......................................     41,600             717,600
Mesa Air Group Inc. ...............................     88,198             663,249
Mesaba Holdings Inc. ..............................     30,227             215,216
Mestek Inc. .......................................      9,600             227,040
Metasolv Incorporated .............................     92,874             729,934
Metawave Communications Corporation ...............    163,004             508,572
Methode Electronics Inc. ..........................    114,783             918,264
Metro One Telecommunications ......................     56,724           1,715,901
Metromedia International Group Inc. ...............    239,090             193,663
MGI PHARMA Inc. ...................................     75,714           1,156,910
Michaels Stores Inc. ..............................    207,066           6,822,825
Micro General Corporation .........................     31,000             425,010
Microfinancial Incorporated .......................     21,000             215,250
Micros Systems Inc. ...............................     55,497           1,392,975
Microsemi Corporation .............................     88,058           2,615,323
Microstrategy Inc. ................................     92,587             356,460
Microtune Incorporated ............................     74,800           1,754,808
Microvision Incorporated Washington ...............     31,527             448,944
Mid Atlantic Medical Services Inc. ................    154,036           3,496,617
Mid Atlantic Reality Trust ........................     38,100             592,455
Mid-America Apartment Communities Inc. ............     47,111           1,239,019
Mid-America Bancorp ...............................     29,508             976,715
Mid-State Bancshares ..............................     75,664           1,231,810
Midas Inc. ........................................     52,027             598,311
Middlesex Water Co. ...............................     15,200             515,584
Midland Co. .......................................     11,896             521,045
Midway Games Inc. .................................     92,022           1,381,250
Midwest Banc Holdings Incorporated ................     17,700             376,125
Midwest Express Holdings Inc. .....................     37,867             552,858
Milacron Inc. .....................................     54,425             860,459
Millennium Cell Incorporated ......................     47,600             248,472
Millennium Chemicals Inc. .........................    208,061           2,621,569
Mills Corp. .......................................     57,943           1,534,331
Mine Safety Appliances Co. ........................     29,121           1,169,208
Minerals Technologies Inc. ........................     64,060           2,987,758
MIPS Technologies Inc. ............................    126,689           1,094,593
Miravant Medical Technologies .....................     40,373             387,985
Mission West Properties ...........................     45,000             572,400


   The accompanying notes are an integral part of these financial statements.

                                     SAI-107

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
-----------------------------------------------------------------------------------
Mississippi Valley Bankshares Inc. ................     18,160      $      711,872
MKS Instruments Inc. ..............................     65,503           1,770,546
Mobile Mini Incorporated ..........................     41,036           1,605,328
Modine Manufacturing Co. ..........................     89,587           2,090,065
Modis Professional Services Inc. ..................    294,025           2,099,338
Moldflow Corporation ..............................     13,500             193,320
Molecular Devices Corp. ...........................     46,079             961,669
Monaco Coach Corp. ................................     75,574           1,652,803
Montana Power Co. .................................    338,900           1,948,675
Moog Inc. .........................................     44,716             974,809
Movado Group Inc ..................................     29,100             558,720
Movie Gallery Inc. ................................     22,649             551,730
Mro Software Incorporated .........................     48,727           1,139,237
MRV Communications Inc. ...........................    252,146           1,069,099
MSC Industrial Direct Co. .........................    129,900           2,565,525
Msc Software Corporation ..........................     90,300           1,408,680
MTS Systems Corp. .................................     73,700             745,107
Mueller Industries Inc. ...........................     95,985           3,191,501
Multex.com Inc ....................................     80,267             361,202
Myers Industries Inc. .............................     52,182             712,284
NABI Inc. .........................................    116,313           1,200,350
Nacco Industries ..................................     21,504           1,221,212
Nanogen Incorporated ..............................     39,014             225,111
Nanometrics Incorporated ..........................     21,608             419,195
Nanophase Technologies Corporation ................     35,200             207,328
Napro Biotherapeutics Inc. ........................     81,500             929,100
Nash Finch Co. ....................................     36,400           1,132,040
Natco Group Incorporated ..........................     31,800             222,600
National Beverage Corp. ...........................     10,800             127,980
National Golf Properties Inc. .....................     29,069             257,842
National Health Investors Inc. ....................     67,902           1,004,950
National Healthcare Corp ..........................     24,700             379,639
National Penn Bancshares Inc. .....................     57,602           1,267,244
National Presto Industries Inc. ...................     14,240             395,160
National Processing Inc. ..........................     20,626             670,345
National Service Industries Inc. ..................    128,631             259,835
National Western Life Insurance Co. ...............      6,468             719,242
Nationwide Health Properties Inc. .................    149,743           2,798,697
Nature's Sunshine Products Inc. ...................     34,800             408,552
Nautica Enterprises Inc. ..........................     83,764           1,071,342
Navigant Consulting Company .......................    117,321             645,266
Navigant International Incorporated ...............     47,400             542,730
NBC Capital Corp. .................................     17,100             525,141
NBT Bancorp Inc. ..................................     81,900           1,186,731
NBTY Inc. .........................................    139,809           1,635,765
NCH Corp. .........................................      6,223             324,529
NCI Building Systems Inc. .........................     49,098             869,035


   The accompanying notes are an integral part of these financial statements.

                                     SAI-108

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES            VALUE
------------------------------------------------------------------------------------
NCO Group Inc. ....................................       60,972      $    1,396,259
NDCHealth Corp. ...................................      104,036           3,594,444
Neon Communications Inc. ..........................       30,027              81,373
Neopharm Incorporated .............................       38,220             957,411
Neose Technologies Inc. ...........................       38,532           1,411,042
Net.B@nk Inc. .....................................       92,839             972,953
Net2Phone Incorporated ............................       58,478             394,727
Netegrity Incorporated ............................       74,271           1,437,887
NETIQ Corp. .......................................      127,875           4,508,872
Netratings Incorporated ...........................       19,790             310,307
Netro Corporation .................................      137,368             504,141
Netscout Systems Inc. .............................       61,963             490,127
Network Plus Corporation ..........................       23,772              27,576
Neurocrine Biosciences Inc. .......................       77,131           3,957,592
Neurogen Corp. ....................................       37,045             647,547
New Century Financial Corporation .................       29,400             397,782
New England Business Service Inc. .................       35,960             688,634
New Focus Incorporated ............................      152,900             582,549
New Horizons Worldwide Incorporated ...............       19,900             228,850
New Jersey Resources Corp. ........................       58,411           2,733,635
New York Community Bancorp Incorporated ...........      259,035           5,924,130
Newmark Homes Corporation .........................       12,700             183,388
Newpark Resources Inc. ............................      209,312           1,653,565
Newport Corp. .....................................      111,300           2,145,864
Newport News Shipbuilding Inc. ....................           72               5,130
Newpower Holdings Incorporated ....................      129,100              95,534
Next Level Communications Incorporated ............       62,800             210,380
Nextcard Incorporated .............................       90,460              47,039
NL Industries Inc. ................................       29,179             445,563
NMS Communciations Corp. ..........................      119,559             576,274
Nn Incorporated ...................................       34,800             388,020
Nordson Corp. .....................................       75,630           1,997,388
Nortek Incorporated ...............................       25,307             706,065
North American Scientific Incorporated ............       21,300             285,420
North Pittsburgh Systems Inc. .....................       51,288             948,828
Northfield Laboratories Inc. ......................       31,900             273,734
Northwest Bancorp Inc. ............................       35,532             406,486
Northwest Natural Gas Co. .........................       81,165           2,069,707
Northwestern Corp. ................................       88,597           1,864,967
Novadigm Inc. .....................................       43,909             416,696
Novatel Wireless Incorporated .....................       77,100              94,062
Novavax, Inc. .....................................       47,100             664,110
Novell Inc. .......................................    1,124,557           5,161,717
Noven Pharmaceuticals Inc. ........................       74,934           1,330,078
Novoste Corp ......................................       45,648             398,964
NPS Pharmaceuticals Inc. ..........................       89,805           3,439,531
NS Group Inc. .....................................       54,417             407,039


   The accompanying notes are an integral part of these financial statements.

                                     SAI-109

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)         SHARES           VALUE
-------------------------------------------------------------------------------------
NTELOS Inc. .........................................     58,587      $      907,513
Nu Horizons Electrs Corporation .....................     44,100             453,348
NU Skin Enterprises Inc. ............................    143,435           1,255,056
Nuance Communications ...............................     89,552             814,923
Nuevo Energy Co. ....................................     46,336             695,040
Nui Corporation .....................................     46,100           1,092,570
Numerical Technologies Inc. .........................     61,057           2,149,206
NVR Inc. ............................................     19,358           3,949,032
Nyfix Incorporated ..................................     74,729           1,496,075
NYMAGIC Inc. ........................................      8,800             141,592
O Charleys Incorporated .............................     52,849             978,235
O'Reilly Automotive Inc. ............................    118,391           4,317,720
Oak Technology Inc. .................................    150,244           2,065,855
Oceaneering International Inc. ......................     70,997           1,570,454
Oceanfirst Financial Corporation ....................     21,530             520,165
Octel Corp ..........................................     29,600             532,800
Ocular Sciences Inc .................................     54,393           1,267,357
Ocwen Financial Corp. ...............................    124,587           1,056,498
OfficeMax Inc. ......................................    355,024           1,597,608
Offshore Logistics Inc. .............................     53,022             941,671
Oglebay Norton Co. ..................................      6,000              93,000
Ohio Casualty Corp. .................................    177,314           2,845,890
Oil States International Incorporated ...............     33,300             303,030
Old Second Bancorp Inc. .............................     17,300             681,966
Olin Corp. ..........................................    113,028           1,824,272
Omega Financial Corp. ...............................     24,658             792,755
Omnova Solutions Incorporated .......................    135,380             920,584
On Assignment Inc. ..................................     70,086           1,609,875
On Command Corp. ....................................      8,890              27,115
On Semiconductor Corp. ..............................     98,900             204,723
Oneida Ltd. .........................................     41,384             535,923
Oneok Inc. ..........................................    174,224           3,108,156
Onyx Pharmaceuticals Inc. ...........................     54,600             279,552
Onyx Software Corporation ...........................     97,540             380,406
Oplink Communications Incorporated ..................    338,000             637,130
Opnet Technologies Inc. .............................     25,700             370,337
Optical Cable Corp. .................................     10,843              17,674
Optical Communication Products Incorporated .........     17,900              70,526
Option Care Incorporated ............................     27,800             543,490
Orasure Technologies Incorporated ...................     88,200           1,071,630
Orbital Sciences Corp. ..............................    109,359             451,653
Orchid Biosciences Incorporated .....................    124,228             683,254
Oregon Steel Mills Inc. .............................     76,000             376,200
Organogenesis Inc. ..................................    101,524             487,315
Oriental Financial Group Inc. .......................     32,296             600,706
Osca Incorporated ...................................     20,100             419,085
Oshkosh B'gosh Inc. .................................     29,814           1,250,399


   The accompanying notes are an integral part of these financial statements.

                                     SAI-110

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--00---------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)          SHARES           VALUE
-------------------------------------------------------------------------------------
Oshkosh Truck Corp. ..................................     53,485      $    2,607,394
Osmonics Inc. ........................................     31,800             445,836
OTG Software Inc. ....................................     45,338             453,380
Otter Tail Corp. .....................................     81,045           2,361,651
Overseas Shipholding Group Inc. ......................     88,018           1,980,405
Overture Services Inc. ...............................     61,027           2,162,187
Owens & Minor Inc. ...................................    113,596           2,101,526
Owens-Illinois Inc. ..................................    461,300           4,608,387
Oxford Industries Inc. ...............................     17,800             420,080
P F Changs China Bistro Incorporated .................     28,628           1,354,104
Pacific Capital Bancorp ..............................     84,744           2,355,036
Pacific Northwest Bancorp ............................     42,437             868,261
Pacific Sunwear Of California ........................     94,989           1,939,675
Pacificare Health Systems ............................     92,500           1,480,000
Packeteer Incorporated ...............................     65,358             481,688
Pain Therapeutics Incorporated .......................     48,200             441,512
Palm Harbor Homes Inc. ...............................     51,670           1,237,496
Pan Pacific Retail Properties Inc. ...................     74,926           2,151,875
Panera Bread Company .................................     31,300           1,628,852
Papa John's International Inc. .......................     48,349           1,328,631
Paradigm Enetics Incorporated ........................     78,515             447,536
Parexel International Corp. ..........................     75,720           1,086,582
Park Electrochemical Corp. ...........................     55,800           1,473,120
Park National Corp. ..................................     36,776           3,410,974
Parker Drilling Co. ..................................    293,517           1,083,078
Parkervision Inc. ....................................     24,540             515,340
Parkway Properties Inc. ..............................     28,169             935,211
Pathmark Stores Inc. .................................     94,400           2,327,904
Patina Oil & Gas Corp. ...............................     58,847           1,618,292
PAXAR Corp. ..........................................    114,313           1,623,245
Paxson Communications Corp. ..........................     96,767           1,011,215
Pc Connection Inc. ...................................     24,379             361,541
PC-Tel Inc. ..........................................     40,269             391,012
Pdi Incorporated .....................................     22,194             495,370
Pec Solutions Incorporated ...........................      5,244             197,227
Peco II Incorporated .................................     40,900             243,764
Pediatrix Medical Group Inc. .........................     67,537           2,290,855
Pegasus Communications Corp. .........................    142,153           1,479,813
Pegasus Systems Inc. .................................     81,613           1,158,905
Pemstar Incorporated .................................     75,100             901,200
Penn Engineering & Manufacturing Corporation .........     36,788             616,199
Penn National Gaming Inc. ............................     30,121             913,871
Penn Virginia Corp. ..................................     24,394             831,835
Pennfed Financial Services ...........................     17,900             444,278
Pennsylvania Real Estate Invest Trust ................     41,463             961,942
Pennzoil-Quaker State Co. ............................    252,103           3,642,888
Penton Media Inc. ....................................     67,387             421,843


   The accompanying notes are an integral part of these financial statements.

                                     SAI-111

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
-----------------------------------------------------------------------------------
Penwest Pharmaceuticals Company ...................     43,400      $      870,170
Peoples Energy Corp. ..............................    113,087           4,289,390
Peoples Holding Co. ...............................     18,000             666,000
PEP Boys-Manny Moe & Jack .........................    144,021           2,469,960
Per Se Technologies Inc. ..........................     94,864           1,019,788
Peregrine Pharmaceuticals Incorporated ............    343,517           1,178,263
Performance Food Group Inc. .......................    138,032           4,854,585
Performance Technologies Inc. .....................     30,200             402,264
Pericom Semiconductor Corporation .................     64,750             938,875
Perini Corp. ......................................     34,800             243,600
Perot Systems Corporation .........................    198,828           4,060,068
Perrigo Co. .......................................    192,874           2,279,771
Petroquest Energy Inc .............................     66,700             354,844
PETSMART Inc. .....................................    309,913           3,049,544
PFF Bancorp Inc. ..................................     38,608           1,065,581
Phar-Mor Corp. ....................................    162,300             381,405
Pharmaceutical Resources Inc. .....................     60,458           2,043,480
Pharmacopeia Inc. .................................     67,431             936,617
Pharmacyclics Inc. ................................     48,574             482,826
Philadelphia Consolidated Holding Corp. ...........     35,923           1,354,656
Philadelphia Suburban Corp. .......................    181,220           4,086,511
Phillips-Van Heusen Corp. .........................     68,507             746,726
Phoenix Technology Ltd. ...........................     80,670             938,999
Photon Dynamics Incorporated ......................     42,388           1,935,012
Photronics Inc. ...................................     83,642           2,622,177
Pico Holdings Incorporated ........................     31,385             392,313
Piedmont Natural Gas Co., Inc. ....................     96,524           3,455,559
Pier 1 Imports Inc. ...............................    295,897           5,130,854
Pilgrim's Pride Corp. .............................     44,954             609,127
Pinnacle Entertainment Incorporated ...............     55,498             334,653
Pinnacle Holdings Incorporated ....................    125,400              42,636
Pinnacle Systems Inc. .............................    177,178           1,406,793
Pioneer-Standard Electronics Inc. .................     87,605           1,112,583
Pitt-Des Moines Inc ...............................     13,400             415,400
Pittston Brink's Group ............................    174,224           3,850,350
Pixelworks Incorporated ...........................     73,217           1,175,865
Plains Resources Inc. .............................     78,319           1,927,431
Planar Systems Inc. ...............................     33,200             700,520
Plantronics Inc. ..................................    107,432           2,754,556
Plato Learning Inc. ...............................     46,000             764,060
Playboy Enterprises Inc. ..........................     44,636             753,902
Playtex Products Inc. .............................     81,341             793,075
Plexus Corp. ......................................    132,005           3,506,053
Plx Technology Inc. ...............................     51,827             653,538
PMA Capital Corporation ...........................     50,752             979,514
Polaris Industries Inc. ...........................     72,298           4,175,209
Polymedica Corporation ............................     34,397             570,990


   The accompanying notes are an integral part of these financial statements.

                                     SAI-112

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
-----------------------------------------------------------------------------------
Polyone Corporation ...............................    247,575     $    2,426,235
Pomeroy Computer Resources ........................     29,800            402,300
Pope & Talbot Inc. ................................     52,452            747,441
Port Financial Corp. ..............................     20,400            531,828
Portal Software Inc. ..............................    311,700            648,336
Possis Medical Inc. ...............................     55,600            968,552
Post Properties Inc. ..............................    116,500          4,136,915
Potlatch Corp. ....................................     92,889          2,723,505
Powell Industries Inc. ............................     18,700            350,999
Power Integrations Inc. ...........................     83,020          1,896,177
Powerwave Technologies Inc. .......................    195,600          3,379,968
Pozen Incorporated ................................     58,500            307,125
Praecis Pharmaceuticals Incorporated ..............    152,992            890,413
Pre-Paid Legal Services Inc. ......................     50,467          1,105,227
Prentiss Properties Trust .........................    102,431          2,811,731
Presidential Life Corp. ...........................     72,845          1,497,693
Presstek Inc. .....................................    106,025            972,249
PRI Automation Inc. ...............................     76,747          1,569,476
Price Communications Corporation ..................    150,921          2,881,082
Priceline.com Inc. ................................    328,600          1,912,452
Pricesmart Incorporated ...........................     11,049            386,715
Prima Energy Corp .................................     30,263            658,220
Prime Group Reality Trust .........................     16,083            148,446
Prime Hospitality Corp. ...........................    147,273          1,627,367
Private Media Group Incorporated ..................     43,901            430,230
Prize Energy Corporation ..........................     15,264            352,904
ProAssurance Corp .................................     69,519          1,222,144
Probusiness Services Inc ..........................     55,075          1,035,410
ProcureNet Inc. ...................................     64,900              9,735
Profit Recovery Group International Inc. ..........    126,921          1,034,406
Progenics Pharmaceuticals Incorporated ............     23,900            441,433
Progress Software Corp. ...........................     97,408          1,683,210
Promistar Financial Corporation ...................     54,082          1,322,305
Proquest Company ..................................     44,627          1,513,302
Prosperity Bancshares Incorporated ................     16,700            450,733
Proton Energy Systems Incorporated ................    105,300            868,725
Provident Bancorp Incorporated ....................     12,400            362,080
Provident Bankshares Corp. ........................     81,417          1,978,433
Province Healthcare Company .......................    100,362          3,097,171
Proxim Inc. .......................................     82,489            818,291
PS Business Parks Inc. ............................     32,745          1,031,467
PSS World Medical Inc. ............................    223,232          1,821,573
Public Service Co. of New Mexico ..................    127,571          3,565,609
Pulitzer Incorporated .............................     26,194          1,335,894
Pumatech Inc. .....................................    128,403            331,280
Pure Resources Inc. ...............................     40,000            804,000
PYR Energy Corp. ..................................     44,300             87,714


   The accompanying notes are an integral part of these financial statements.

                                     SAI-113

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
-----------------------------------------------------------------------------------
QRS Corp. .........................................     39,678      $      559,460
Quaker Chemical Corp. .............................     23,100             475,860
Quaker City Bancorp Inc ...........................     13,600             405,960
Quaker Fabric Corp. ...............................     38,500             319,935
Quanex Corp. ......................................     41,024           1,160,979
Quicksilver Resources Inc. ........................     24,200             461,010
Quiksilver Inc. ...................................     69,069           1,187,987
Quixote Corp. .....................................     18,200             345,800
R&G Financial Corp. ...............................     31,790             544,881
Radiant Systems Inc. ..............................     52,329             601,784
Radisys Corp. .....................................     53,452           1,050,866
Railamerica Incorporated ..........................     67,600             977,496
Rainbow Technologies Inc. .........................     70,262             519,939
Ralcorp Holdings Inc. .............................     96,876           2,199,085
Rambus Inc. .......................................    264,100           2,110,159
Range Resources Corp. .............................    170,000             773,500
Rare Hospitality International Inc. ...............     67,954           1,531,683
Raymond James Financial Inc. ......................    120,752           4,289,111
Rayonier Inc. .....................................     88,549           4,469,068
Rayovac Corp. .....................................     62,874           1,106,582
RCN Corporation ...................................     88,600             259,598
Read-Rite Corp. ...................................    380,300           2,513,783
Realty Income Corp. ...............................    104,388           3,069,007
Reckson Associates Realty Corp. ...................    115,903           2,707,494
Recoton Corp. .....................................     28,000             380,800
Red Hat Inc. ......................................     80,000             568,000
Redwood Trust Inc. ................................     22,900             554,867
Regal Beloit Corp. ................................     62,628           1,365,290
Regency Centers Corp. .............................     74,812           2,076,033
Regeneration Technologies Inc. ....................     40,000             407,600
Regeneron Pharmaceuticals Inc. ....................     83,023           2,337,928
Regent Communications Inc. ........................     56,142             378,959
Regis Corp. .......................................    120,318           3,101,798
Register.Com Incorporated .........................     66,852             768,798
Rehabcare Group Inc. ..............................     52,098           1,542,101
Reliance Steel & Aluminum Co. .....................     75,113           1,971,716
Remec Inc. ........................................    150,895           1,507,441
Remington Oil & Gas Corp. .........................     50,200             868,460
Renaissance Learning Incorporated .................     23,014             701,237
Renal Care Group Inc. .............................    155,734           4,999,061
Rent-A-Center Inc. ................................     21,004             705,104
Rent-Way Inc ......................................     76,666             459,229
Republic Bancorp Inc. .............................    159,221           2,205,211
Republic Bancorp Incorporated Kentucky ............     23,600             318,364
Republic Bancshares Inc ...........................     15,700             204,100
Research Frontiers Incorporated ...................     30,360             508,834
Resortquest International Incorporated ............     51,100             243,236


   The accompanying notes are an integral part of these financial statements.

                                     SAI-114

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
-----------------------------------------------------------------------------------
Resource America Inc. .............................     45,500      $      424,970
Resources Connection Incorporated .................     19,300             508,169
Respironics Inc. ..................................     98,143           3,399,674
Revlon Inc. .......................................     18,341             122,151
RFS Hotel Investors Inc. ..........................     79,886             909,103
RGS Energy Group Inc. .............................    109,295           4,109,492
RH Donnelley Corp .................................     94,131           2,734,506
Ribozyme Pharmaceuticals Incorporated .............     34,642             158,314
Richardson Electronics Ltd. .......................     16,900             204,490
Rigel Pharmaceuticals Incorporated ................     77,900             362,235
Riggs National Corp. ..............................     37,258             520,494
Right Management Consultants Incorporated .........     27,750             480,075
Rightchoice Managed Care Inc. .....................     13,539             947,595
Riviana Foods Inc. ................................     17,263             306,418
RLI Corp. .........................................     19,775             889,875
Roadway Corporation ...............................     36,235           1,329,824
Roanoke Electric Steel Corp. ......................     39,200             540,960
Robbins & Myers Inc. ..............................     26,487             620,061
Robert Mondavi Corp. ..............................     25,414             965,732
Rock-Tenn Co. .....................................     40,899             588,946
Rogers Corp. ......................................     49,760           1,507,728
ROHN Industries Inc. ..............................     57,700             118,862
Rollins Inc. ......................................     45,576             911,520
Roper Industries Inc. .............................     93,744           4,640,328
Roxio Incorporated ................................     57,400             949,970
Royal Bancshares Of Pennsylvania ..................     10,500             211,575
RPC Inc. ..........................................     32,713             577,384
RPM Inc. ..........................................    331,319           4,790,873
RTI International Metals Inc. .....................     74,076             737,056
Ruby Tuesday Inc. .................................    201,397           4,154,820
Ruddick Corp. .....................................     96,527           1,543,467
Rudolph Technologies Inc. .........................     30,052           1,031,385
Rural Celluar Corp ................................     20,580             457,905
Russ Berrie & Co., Inc. ...........................     27,662             829,860
Russell Corp. .....................................     78,809           1,182,923
Ryan's Family Steak Houses Inc. ...................     96,398           2,087,017
Ryder Systems Inc. ................................    170,169           3,769,243
Ryerson Tull Inc. .................................     68,731             756,041
Ryland Group Inc. .................................     42,539           3,113,855
S&T Bancorp Inc. ..................................     75,675           1,837,389
S1 Corporation ....................................    195,300           3,159,954
Saba Software Inc. ................................     92,535             483,033
Safeguard Scientifics Inc. ........................    397,600           1,391,600
Saga Communications Inc. ..........................     30,826             638,098
Sage Incorporated .................................     37,500           1,390,125
Salem Communications Corporation Delaware .........     26,141             601,243
Salton Inc. .......................................     17,030             321,526


   The accompanying notes are an integral part of these financial statements.

                                     SAI-115

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
-----------------------------------------------------------------------------------
Sanchez Computer Associates Inc. ..................     44,503      $      380,501
Sanderson Farms Inc. ..............................     18,800             401,380
Sandy Spring Bancorp Inc ..........................     45,798           1,459,124
Sangamo Biosciences Incorporated ..................     29,700             277,398
Sangstat Medical Corp. ............................     59,725           1,172,999
Santander Bancorp .................................     22,315             433,134
Sapient Corp. .....................................    262,900           2,029,588
Satcon Technology Corp. ...........................     26,314             136,833
Sauer-Danfoss Inc. ................................     29,329             234,632
Saul Centers Inc. .................................     31,144             664,924
SBA Communications Corp. ..........................    125,063           1,628,320
SBS Technologies Inc. .............................     50,220             731,705
Scansource Inc ....................................     19,600             932,960
Schawk Inc ........................................     30,500             335,500
Scholastic Corp. ..................................     89,323           4,495,627
School Specialty Inc. .............................     49,601           1,134,871
Schuler Homes Inc. ................................     98,400           1,953,240
Schweitzer-Mauduit International Inc. .............     45,117           1,071,529
SciClone Pharmaceuticals Inc. .....................    105,070             315,210
Scientific Games Corp. ............................     49,300             431,375
Scios Inc. ........................................    148,000           3,517,960
SCM Microsystems Inc. .............................     46,102             674,933
Scotts Co. ........................................     51,287           2,441,261
SCP Pool Corp. ....................................     59,055           1,621,060
Scpie Holdings Inc. ...............................     30,850             902,363
Seaboard Corp. ....................................      1,197             366,282
Seachange International Inc. ......................     56,086           1,913,654
Seacoast Banking Corp. Florida ....................     11,000             510,400
Seacoast Financial Services Corporation ...........     75,403           1,293,161
Seacor Smit Inc. ..................................     53,627           2,488,293
Seattle Genetics Inc. /WA .........................     21,000             119,700
Second Bancorp Inc. ...............................     25,900             559,699
Secure Computing Corp. ............................     88,771           1,824,244
Seebeyond Technology Corporation ..................     97,336             944,159
Seitel Inc. .......................................     61,197             832,279
Select Medical Corporation ........................     27,700             445,416
Selectica Inc. ....................................     54,640             330,572
Selective Insurance Group Inc. ....................     80,054           1,739,573
Semco Energy Inc. .................................     55,932             601,269
Semitool Inc. .....................................     48,995             562,463
Senior Housing Properties Trust ...................     68,949             959,081
Sensient Technologies Corporation .................    150,189           3,125,433
Sequa Corp. .......................................     10,362             492,402
Sequenom Incorporated .............................     87,475             933,358
Serena Software Inc. ..............................     52,217           1,135,198
Serologicals Corp. ................................     59,100           1,270,650
ShopKo Stores Inc. ................................     89,695             852,103


   The accompanying notes are an integral part of these financial statements.

                                     SAI-116

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
-----------------------------------------------------------------------------------
Shuffle Master Inc. ...............................     60,000      $      940,200
Shurgard Storage Centers Inc. .....................     97,948           3,134,336
Sierra Health Services Inc. .......................     71,500             579,150
Sierra Pacific Resources ..........................    325,443           4,897,917
Signalsoft Corporation ............................     53,200             237,804
Silgan Holdings Inc. ..............................     28,800             753,408
Silicon Graphics Inc. .............................    636,382           1,336,402
Silicon Image Inc. ................................    168,423             633,270
Silicon Laboratories Inc. .........................     27,600             930,396
Silicon Storage Technology Inc. ...................    252,800           2,436,992
Silicon Valley Bancshares .........................    133,550           3,569,791
Siliconix Inc. ....................................     17,392             476,889
Simmons First National Corp. ......................     21,400             688,010
Simone Central Holdings Incorporated ..............      1,329                 797
Simplex Solutions Inc. ............................     12,100             200,255
Simpson Manufacturing Co. Inc. ....................     24,716           1,416,227
Sinclair Broadcast Group Inc. .....................     72,140             682,444
Sipex Corp. .......................................     77,754             999,139
Sirenza Microdevices Inc. .........................     35,421             215,714
Sirius Satellite Radio Inc. .......................    159,102           1,850,356
Sitel Corp. .......................................    201,537             483,689
SJW Corp. .........................................      5,961             508,414
Skechers U.S.A. Inc. ..............................     48,018             702,023
Skillsoft Corporation .............................     14,900             386,208
Skyline Corp. .....................................     20,083             647,677
Sl Green Realty Corp. .............................     85,775           2,634,150
SLI Inc. ..........................................     72,156             188,327
Smart & Final Inc. ................................     44,012             459,485
Sola International Inc. ...........................     71,600           1,389,040
Somera Communications Incorporated ................     95,393             720,217
Sonic Automotive Inc. .............................     73,820           1,730,341
Sonic Corp. .......................................     67,321           2,423,556
Sonicblue Incorporated ............................    294,615           1,190,245
Sonicwall Incorporated ............................    135,894           2,641,779
Sonosite Incorporated .............................     34,631             889,670
Sorrento Networks Corporation .....................     38,270             137,389
Sotheby's Holdings Inc. ...........................     67,852           1,127,022
Soundview Technology Group Incorporated ...........    159,636             371,952
South Financial Group Incorporated ................    134,007           2,378,624
South Jersey Industries Inc. ......................     39,526           1,288,548
Southern Peru Copper Corp. ........................     41,690             498,196
Southern Union Co. ................................    105,989           1,998,953
Southwest Bancorp Of Texas ........................     85,264           2,580,941
Southwest Gas Corp. ...............................     91,710           2,049,718
Southwestern Energy Company .......................     81,953             852,311
Sovran Self Storage Inc. ..........................     41,700           1,298,955
Spanish Broadcasting Systems Incorporated .........    123,570           1,222,107


   The accompanying notes are an integral part of these financial statements.

                                     SAI-117

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
-----------------------------------------------------------------------------------
Spartan Stores Incorporated .......................     67,600      $      808,496
Spartech Corp. ....................................     45,830             941,807
Specialty Laboratories Incorporated ...............     14,900             409,601
Spectralink Corporation ...........................     45,064             771,946
Spectrasite Holdings Inc. .........................    233,259             837,400
Spectrian Corp. ...................................     34,300             378,329
Speechworks International Incorporated ............     82,600             929,250
Speedway Motorsports Inc. .........................     44,651           1,128,777
Spherion Corporation ..............................    168,690           1,646,414
Spiegel Inc. ......................................     41,752             189,972
Spinnaker Exploration Co. .........................     60,349           2,483,965
Sports Resorts International Inc. .................     73,000             562,830
SPS Technologies Inc. .............................     32,581           1,137,729
SPSS Inc. .........................................     32,364             574,461
SRI/Surgical Express Incorporated .................      5,200              83,200
St. Francis Capital Corp. .........................     22,400             518,112
St. Mary Land & Exploration Co. ...................     88,560           1,876,586
Stamps.com Inc. ...................................    106,434             381,034
Stancorp Financial Group ..........................     94,520           4,466,070
Standard Commercial Corp. .........................     30,400             501,600
Standard Microsystems Corp. .......................     45,489             705,989
Standard Motor Products Inc. ......................     22,400             311,360
Standard Pacific Corp. ............................     84,338           2,051,100
Standard Register Co. .............................     41,769             773,980
Standex International Corp. .......................     34,532             751,071
Stanley Furniture Company, Incorporated ...........     16,700             396,959
Star Scientific Incorporated ......................     60,156             152,195
Starbase Corporation ..............................    205,136             139,492
Starmedia Network Incorporated ....................    137,462              52,236
Startek Inc. ......................................     29,039             550,289
State Auto Financial Corp. ........................     37,326             606,174
Staten Islands Bancorp Inc. .......................    180,138           2,938,051
Station Casinos Inc. ..............................    119,625           1,338,604
Steak N Shake Co. .................................     77,224             852,553
Steel Dynamics Inc. ...............................     79,656             924,806
Stein Mart Inc. ...................................     75,343             629,867
Steinway Musical Instruments ......................     18,500             307,285
Stellent Incorporated .............................     61,346           1,813,388
Stepan Co. ........................................     19,027             461,976
Stericycle Incorporated ...........................     51,070           3,109,142
Steris Corp. ......................................    207,908           3,798,479
Sterling Bancorp ..................................     30,130             879,796
Sterling Bancshares Inc. ..........................    110,476           1,383,160
Sterling Financial Corporation ....................     35,600             867,216
Steven Madden Ltd. ................................     28,474             400,629
Stewart & Stevenson Services Inc. .................     82,836           1,558,145
Stewart Enterprises Inc. ..........................    310,178           1,857,966


   The accompanying notes are an integral part of these financial statements.

                                     SAI-118

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
-----------------------------------------------------------------------------------
Stewart Information Services Corp. ................     37,653      $      743,647
Stillwater Mining Co. .............................    124,526           2,303,731
Stone Energy Corp. ................................     68,669           2,712,425
Stoneridge Inc. ...................................     35,134             319,719
Storage USA Inc. ..................................     48,433           2,039,029
Stratos Lightwave Inc. ............................    201,108           1,236,814
Strayer Education Inc. ............................     14,023             683,201
Stride Rite Corp. .................................    128,416             841,125
Student Loan Corp. ................................     13,483           1,086,730
Sturm Ruger & Co., Inc. ...........................     57,794             692,372
Suffolk Bancorp ...................................     18,500           1,009,360
Summit Properties Inc. ............................     78,861           1,973,102
Sun Communities Inc. ..............................     46,577           1,734,993
Sunrise Assisted Living Inc. ......................     56,736           1,651,585
Sunrise Telecom Inc. ..............................     55,800             223,758
SuperGen Inc. .....................................     49,453             708,167
Superior Energy Services Inc. .....................    148,133           1,281,350
Superior Industries International Inc. ............     60,109           2,419,387
Supertex Inc. .....................................     28,099             492,013
Support.Com Incorporated ..........................     65,500             410,685
Surebeam Corporation ..............................     20,800             217,776
Surmodics Incorporated ............................     43,016           1,568,363
Susquehanna Bancshares Inc. .......................    129,070           2,691,109
Swift Energy Co. ..................................     76,778           1,550,916
Swift Transportation Co., Inc. ....................    183,488           3,946,827
Sws Group Incorporated ............................     41,686           1,060,909
SY Bancorp Incorporated ...........................     16,300             542,790
Sybron Dental Specialties Incorporated ............    118,866           2,565,128
Sykes Enterprises Inc. ............................     71,480             667,623
Sylvan Learning Systems Inc. ......................     94,714           2,090,338
Symmetricom Inc. ..................................     73,080             556,139
Symyx Technologies Incorporated ...................     84,337           1,791,318
Syncor International Corp. ........................     61,309           1,755,890
Synplicity Incorporated ...........................     30,600             412,794
Syntel Inc ........................................     14,454             186,890
Syntroleum Corp ...................................     62,975             447,123
Systems & Computer Technology Corporation .........    101,169           1,046,087
Take Two Interactive Software .....................    116,474           1,883,385
Talx Corporation ..................................     37,440             935,251
Tanger Factory Outlet Centers Inc. ................     15,654             326,386
Tanox Incorporated ................................     74,885           1,385,560
Targeted Genetics Corporation .....................    111,026             300,880
Taubman Centers Inc. ..............................     94,805           1,407,854
TBC Corp. .........................................     52,200             698,958
Techne Corp. ......................................    132,500           4,882,625
Technitrol Inc. ...................................     99,408           2,745,649
Tecumseh Products Co. .............................     48,684           2,464,871


   The accompanying notes are an integral part of these financial statements.

                                     SAI-119

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)         SHARES           VALUE
------------------------------------------------------------------------------------
Tejon Ranch Co. .....................................     22,691      $      542,542
Teledyne Technologies Inc. ..........................    104,099           1,695,773
Teletech Holdings Inc. ..............................    112,600           1,613,558
Telik Incorporated ..................................     67,000             904,500
Tennant Co. .........................................     27,562           1,022,550
Terayon Communication Systems .......................    191,500           1,583,896
Terex Corp. .........................................    104,003           1,824,213
Terra Industries Inc. ...............................    115,400             403,900
Terremark Worldwide Incorporated ....................    444,713             253,486
Tesoro Petroleum Corp. ..............................    110,314           1,446,217
Tetra Technologies Inc. .............................     35,800             750,010
Tetra Tech Inc. .....................................    159,493           3,175,506
Texas Biotechnology Corp. ...........................    133,920             870,480
Texas Industries Inc. ...............................     66,903           2,468,721
Texas Regional Bancshares Inc. ......................     43,230           1,636,255
The Intercept Group Inc. ............................     45,297           1,852,647
Theragenics Corp. ...................................    101,142             997,260
Therma Wave Incorporated ............................     56,139             837,594
Third Wave Technologies Incorporated ................     23,900             175,665
Thomas & Betts Corp. ................................    186,900           3,952,935
Thomas Industries Inc. ..............................     47,676           1,191,900
Thor Industries Inc. ................................     18,826             697,503
Thoratec Labs Corp. .................................    112,204           1,907,468
Thornburg Mortgage Inc. .............................    105,600           2,080,320
THQ Inc. ............................................     77,945           3,777,994
Three Five Systems Inc. .............................     65,159           1,036,680
Timken Co. ..........................................    155,659           2,518,563
Titan Corporation ...................................    197,300           4,922,635
Titan Pharmaceuticals Incorporated Delaware .........     78,318             768,300
Titanium Metals Corp. ...............................     57,600             229,824
Tivo Incorporated ...................................     50,924             333,552
Toll Brothers Inc. ..................................     70,971           3,115,627
Tollgrade Communications Incorporated ...............     38,815           1,294,480
Tom Brown Inc. ......................................    106,172           2,867,706
Tompkinstrustco Inc. ................................     22,800             917,700
Too Incorporated ....................................    100,518           2,764,245
Topps Co., Inc. .....................................    113,358           1,377,300
Toro Co. ............................................     39,667           1,785,015
Tower Automotive Inc. ...............................    129,386           1,168,356
Town & Country Trust ................................     46,252             966,667
Tradestation Group Incorporated .....................     63,300              98,748
Trammell Crow Company ...............................     79,535             930,560
Transaction Systems Architects Inc. .................    117,313           1,438,257
Transgenomic Incorporated ...........................     35,600             391,600
Transkaryotic Therapies Inc. ........................     74,034           3,168,655
Transmontaigne Inc. .................................     50,739             276,528
Transport World Entertainment Corp. .................     83,807             636,933


   The accompanying notes are an integral part of these financial statements.

                                     SAI-120

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)           SHARES          VALUE
-------------------------------------------------------------------------------------
Transwitch Corp. ......................................    283,800     $    1,277,100
TRC Companies Inc. ....................................     16,900            845,000
Tredegar Industries Inc. ..............................     47,631            904,989
Tremont Corp. .........................................      2,500             72,250
Trendwest Resorts Inc. ................................     25,527            646,344
Trex Incorporated .....................................     18,240            346,378
Triad Guaranty Inc. ...................................     24,288            880,926
Triangle Pharmaceuticals Inc. .........................    148,768            596,560
Triarc Companies ......................................     36,064            876,355
Trico Marine Services Inc. ............................     79,525            600,414
Trikon Technologies Inc. ..............................     30,900            363,075
Trimble Navigation Ltd. ...............................     79,883          1,294,903
Trimeris Incorporated .................................     54,356          2,444,389
Trinity Industries Inc. ...............................    120,904          3,284,962
Tripath Imaging Incorporated ..........................     87,300            657,369
Tripath Technology Inc. ...............................     46,700             79,857
Triquint Semiconductor Inc. ...........................    421,997          5,173,683
Triumph Group Inc. ....................................     49,398          1,605,435
Trizetto Group Incorporated ...........................     77,007          1,010,332
Tropical Sportswear International Corporation .........     14,500            271,875
Troy Financial Corporation ............................     13,100            324,880
Trust Co. of New Jersey ...............................     59,093          1,489,144
Trustco Bank Corp. ....................................    225,577          2,835,503
TTM Technologies Inc. .................................     35,100            355,212
Tuesday Morning Corporation ...........................     30,258            547,367
Tularik Incorporated ..................................     63,805          1,532,596
Tupperware Corp. ......................................    163,439          3,146,201
Turnstone Systems Incorporated ........................     88,100            349,757
Tweeter Home Entertainment Group Inc. .................     63,269          1,834,801
Ubiquitel Incorporated ................................    176,300          1,313,435
UCAR International Inc. ...............................    174,014          1,861,950
Ucbh Holdings Incorporated ............................     63,512          1,806,281
UGI Corp. .............................................     86,948          2,625,830
UICI ..................................................    125,507          1,694,344
Uil Holding Corporation ...............................     40,211          2,062,824
Ulticom Incorporated ..................................     27,025            271,872
Ultimate Electronics Incorporated .....................     26,557            796,710
Ultratech Stepper Inc. ................................     67,270          1,111,300
UMB Financial Corp. ...................................     55,152          2,206,064
Umpqua Holdings Corporation ...........................     42,900            579,150
Unb Corporation Ohio ..................................     31,100            576,905
Unifi Inc. ............................................    161,587          1,171,506
Unifirst Corp. ........................................     26,100            588,555
Unify Corp. ...........................................     45,300             11,325
Uniroyal Technology Corp. .............................     39,708            127,066
Unisource Energy Corp. ................................    102,488          1,864,257
Unit Corp. ............................................    112,558          1,451,998


   The accompanying notes are an integral part of these financial statements.

                                     SAI-121

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)         SHARES           VALUE
------------------------------------------------------------------------------------
United Auto Group Inc. ..............................     16,721      $      431,569
United Bankshares Inc. ..............................    130,214           3,757,976
United Community Financial Corp. ....................     95,558             688,018
United Dominion Realty Trust ........................    321,498           4,629,571
United Fire & Casualty Co. ..........................     18,800             538,244
United Industrial Corp. .............................     40,800             683,400
United National Bancorp New Jersey ..................     46,097           1,106,789
United Natural Foods Inc. ...........................     28,922             723,050
United States Concrete Incorporated .................     71,600             472,560
United Stationers Inc. ..............................    102,709           3,456,158
United Therapeutics Corp. ...........................     54,584             568,219
UnitedGlobalCom Inc. ................................    242,200           1,211,000
Universal Access Global Holdings ....................    126,225             591,995
Universal American Financial Corporation ............    142,300             966,217
Universal Compression Holdings Inc. .................     35,563           1,048,753
Universal Corp. .....................................     84,416           3,073,587
Universal Display Corporation .......................     46,899             426,781
Universal Electronics Inc. ..........................     43,149             742,594
Universal Forest Products ...........................     36,617             766,394
Universal Health Realty Income Trust ................     34,800             817,800
Unova Inc. ..........................................    142,338             825,560
Urban Outfitters Inc. ...............................     19,900             479,988
Urologix Incorporated ...............................     38,900             779,945
URS Corp. ...........................................     42,646           1,168,927
US Industries Inc. ..................................    229,652             587,909
US Oncology Incorporated ............................    297,129           2,240,353
US Physical Therapy Inc. ............................     13,650             220,584
US Restaurants Properties Inc. ......................     59,300             864,594
US Unwired Incorporated .............................    100,900           1,027,162
USB Holding Inc. ....................................     32,898             554,331
Usec Incorporated ...................................    261,033           1,868,996
Usfreightways Corporation ...........................     86,617           2,719,774
USG Corp. ...........................................    111,000             634,920
Usinternetworking Inc. ..............................    203,800              40,760
VA Software Corp. ...................................     96,400             236,180
Vail Resorts Inc. ...................................     23,638             419,102
Valence Technology Inc. .............................     97,149             327,392
Valentis Incorporated ...............................     87,951             272,648
Valmont Industries Inc. .............................     45,084             651,915
Value City Department Stores Inc. ...................     52,724             247,803
Value Line Inc. .....................................      4,755             230,522
Valuevision International Inc. ......................     74,069           1,451,012
Vans Inc. ...........................................     54,634             696,037
Varian Incorporated .................................     97,583           3,165,593
Varian Semiconductor Equipment Incorporated .........    105,749           3,657,858
Vasomedical Incorporated ............................    167,769             620,745
Vastera Incorporated ................................     60,800           1,009,888


   The accompanying notes are an integral part of these financial statements.

                                     SAI-122

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
-----------------------------------------------------------------------------------
Vaxgen Incorporated ...............................     29,993      $      347,919
Vector Group Limited ..............................     55,954           1,838,089
Veeco Instruments Inc. ............................     91,097           3,284,047
Ventana Medical Systems ...........................     40,679             920,159
Ventas Inc. .......................................    192,823           2,217,464
Ventiv Health Inc. ................................     48,548             177,686
Veritas DGC Inc. ..................................     98,000           1,813,000
Verity Inc. .......................................     94,464           1,912,896
Versicor Incorporated .............................     44,000             895,400
Verticalnet Incorporated ..........................    207,700             290,780
Vesta Insurance Group Inc. ........................    118,700             949,600
Viasat Incorporated ...............................     41,867             653,125
Viasystems Group Inc. .............................    175,414             110,511
Vical Inc. ........................................     60,017             734,608
Vicor Corp. .......................................     69,110           1,119,582
Vidamedinc ........................................    121,400             949,348
Viewpoint Corporation .............................    136,181             927,393
Vintage Petroleum Inc. ............................    152,567           2,204,593
Virage Logic Corporation ..........................     26,300             505,749
Virgin Islands Technologies Incorporated ..........     19,000             132,050
Viropharma Inc ....................................     56,400           1,294,380
Visual Networks Inc ...............................     88,131             407,165
VISX Inc. .........................................    156,767           2,077,163
Vital Signs Inc. ..................................     16,781             585,657
Vitria Technology Inc. ............................    221,600           1,416,024
Volt Information Sciences Inc. ....................     24,062             411,460
Von Pharmaceuticls Incorporated ...................    104,200             459,522
W H Energy Services Incorporated ..................     65,700           1,251,585
W Holding Company Inc. ............................     88,718           1,437,232
Wabash National Corp. .............................     79,017             616,333
Wabtec Corp .......................................     74,508             916,448
Wackenhut Corp. ...................................     28,849             715,455
Wackenhut Corrections Corp. .......................     25,200             349,272
Wallace Computer Services Inc. ....................    121,882           2,314,539
Walter Industries Inc. ............................    100,911           1,141,303
Washington Real Estate Investment Trust ...........    122,659           3,052,983
Washington Trust Bancorp Inc. .....................     38,300             727,700
Waste Connections Inc. ............................     86,886           2,692,597
Watchguard Technologies Inc. ......................     63,336             412,317
Watsco Inc. .......................................     53,448             758,962
Watson Wyatt & Co. Holdings .......................     28,900             630,020
Watts Industries Inc. .............................     52,787             791,805
Wausau-Mosinee Paper Corp. ........................    151,492           1,833,053
Wave Systems Corporation ..........................    148,185             331,934
Waypoint Financial Corp. ..........................    111,200           1,676,896
WD40 Co. ..........................................     52,855           1,408,586
WebEx Communications Inc. .........................     57,600           1,431,360


   The accompanying notes are an integral part of these financial statements.

                                     SAI-123

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)          SHARES           VALUE
-------------------------------------------------------------------------------------
Webmethods Incorporated ..............................     72,200      $    1,210,072
Websense Incorporated ................................     52,247           1,675,561
Weingarten Realty Investors ..........................     90,311           4,334,928
Wellman Inc. .........................................     89,012           1,378,796
Werner Enterprises Inc. ..............................     88,221           2,143,770
Wesbanco Inc. ........................................     54,927           1,160,608
Wesco International Inc. .............................     58,265             288,412
West Coast Bancorp (Oregon) ..........................     48,300             672,336
West Pharmaceutical Services Incorporated ............     29,924             795,978
Westamerica Bancorporation ...........................    103,340           4,089,164
Westcorp .............................................     36,483             681,138
Western Digital Corp. ................................    598,311           3,751,410
Western Gas Resources Inc. ...........................     63,984           2,067,963
Western Multiplex Corp. ..............................    150,400             812,160
Westpoint Stevens Inc. ...............................     79,232             194,118
Westport Resources Corp. .............................     99,152           1,720,287
Wet Seal Inc. ........................................     44,100           1,038,555
WFS Financial Inc. ...................................     36,439             874,900
Wgl Holdings Incorporated ............................    153,361           4,458,204
Whitney Holding Corp. ................................     84,275           3,695,459
Wild Oats Markets Inc ................................     58,407             579,982
Williams Clayton Energy Incorporated .................     17,081             223,761
Wilson Greatbatch Technology Incorporated ............     27,100             978,310
Wilsons Leather Experts Inc ..........................     32,262             368,109
Winnebago Industries Inc. ............................     41,702           1,540,472
Winston Hotels .......................................     42,200             326,628
Wintrust Financial Corporation .......................     22,400             684,768
Wireless Facs Inc. ...................................     67,300             452,929
Witness Systems Incorporated .........................     35,000             466,200
Wj Communication Inc. ................................     51,200             186,880
WMS Industries Inc. ..................................     65,087           1,301,740
Wolverine Tube Inc. ..................................     34,181             387,954
Wolverine World Wide Inc. ............................    134,571           2,025,294
Woodhead Industries ..................................     31,778             504,635
Woodward Governor Co. ................................     28,742           1,674,221
World Acceptance Corp. ...............................     36,700             267,910
World Wrestling Federation Entertainment Inc .........     34,818             457,857
Worthington Industries ...............................    211,193           2,998,941
WPS Resources Corp. ..................................     91,201           3,333,397
WR Berkley Corp. .....................................     67,070           3,601,659
WSFS Financial Corp. .................................     25,400             440,690
Wyndham International Incorporated ...................    460,834             258,067
X-Rite Inc. ..........................................     55,269             470,339
Xanser Corporation ...................................     83,000             166,830
Xicor Inc. ...........................................     74,200             823,620
Xm Satellite Radio Holdings Incorporated .............     42,806             785,918
Xybernaut Corporation ................................    132,830             316,135


   The accompanying notes are an integral part of these financial statements.

                                     SAI-124

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                          SHARES             VALUE
--------------------------------------------------------------------------------------------------------
Yankee Candle Company Inc. .........................................         46,185      $    1,046,552
Yellow Corp. .......................................................         83,916           2,106,292
York International Corp. ...........................................        123,327           4,702,459
Young Broadcasting Inc. ............................................         46,162             828,608
Zale Corp. .........................................................        104,932           4,394,552
Zebra Technologies Corp. ...........................................         84,883           4,711,855
Zenith National Insurance Corp. ....................................         25,492             712,246
Zixit Corporation ..................................................         38,800             196,328
Zoll Medical Corp. .................................................         28,763           1,120,031
Zomax Optical Media Inc. ...........................................         89,797             717,478
Zoran Corp. ........................................................         57,143           1,865,148
Zygo Corp. .........................................................         44,529             708,011
                                                                                         --------------
TOTAL COMMON STOCK .................................................                      2,558,992,249
                                                                                         --------------
                                                                           UNITS             VALUE
                                                                         ----------      --------------
STATE STREET BANK AND TRUST COMPANY
COLLECTIVE INVESTMENT FUNDS -- 2.6%
SHORT TERM INVESTMENT FUND (B) .....................................     68,897,103          68,897,103
--------------------------------------------------------------------------------------------------------
                                                                         PRINCIPAL
                                                                          AMOUNT
                                                                        ----------
SHORT TERM U.S. GOVERNMENT OBLIGATIONS -- 0.4%
UNITED STATES TREASURY BILLS (A) MATURITY DATE: MARCH 2002 .........    $ 9,210,000           9,179,607
--------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
 (COST $2,767,491,916)..............................................                     $2,637,068,959
=======================================================================================================




   The accompanying notes are an integral part of these financial statements.

                                    SAI-125

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


(a) At December 31, 2001, U.S. Treasury Bills with principal of $9,210,000 were pledged to cover initial margin requirements for Open futures contracts. The following futures contracts were open at December 31, 2001:



                          NUMBER OF
       FUTURE             CONTRACTS        NOTIONAL        MATURITY      UNREALIZED
      CONTRACTS         LONG/(SHORT)         COST            DATE        GAIN/(LOSS)
--------------------   --------------   --------------   ------------   ------------
Russell 2000 Index          326          $78,012,581     March 2002      $1,743,319
                                                                         ==========



(b)  Collective investment fund advised by State Street Global Advisors.









   The accompanying notes are an integral part of these financial statements.

                                    SAI-126

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                  RUSSELL 2000 INDEX SECURITIES LENDING FUND
                            RUSSELL 2000 INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2001


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Russell 2000 Index Securities Lending Fund and State Street Bank and Trust Company Russell 2000 Index Fund (collectively, the "Fund") were formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match the return of the Russell 2000 Index. State Street Bank is Trustee, custodian, and recordkeeper of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION

      Equity investments for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit and the closing market value on the valuation date of the securities bought or sold. The cost or proceeds of securities bought or sold are recorded at the execution price. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. Market effect and transaction costs (which include brokerage commissions, taxes and other direct costs related to the transactions), are recorded as realized gain/loss.



                                    SAI-127

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                   RUSSELL 200 INDEX SECURITIES LENDING FUND
                            RUSSELL 2000 INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2001



   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received, including but not limited to custody and audit fees. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.

   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending fees, if any, is distributed monthly to participants of the Lending Fund.

   G. FUTURES CONTRACTS

      The Fund may use futures contracts to manage exposure to the equity market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

      Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

      Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.

3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

   The participants in the Russell 2000 Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Russell 2000 Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

   Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide



                                    SAI-128

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                   RUSSELL 200 INDEX SECURITIES LENDING FUND
                            RUSSELL 2000 INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2001



   cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2001, the market value of securities loaned by the Lending Fund was $346,329,560 against which was held cash collateral of $369,692,783 and securities of $1,063,244. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Lending Fund.

   State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the year ended December 31, 2001 were $2,454,219,456 and $2,040,162,636, respectively.

5. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:





                                                                   YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------------------
                                                         2001                                   2000
                                            ------------------------------         ------------------------------
                                               UNITS            AMOUNT                UNITS            AMOUNT
                                            -----------     --------------         -----------      -------------
   LENDING FUND
   Units issued ......................       41,268,081     $1,083,391,534          34,208,813      $ 987,716,543
   Issued upon reinvestment of
    distributions ....................            8,907           235,421                   --                 --
   Units redeemed ....................      (25,713,324)     (666,133,863)         (35,213,065)      (960,783,675)
                                            -----------     --------------         -----------      -------------
      Total ..........................       15,563,664     $ 417,493,092           (1,004,252)     $  26,932,868
                                            -----------     --------------         -----------      -------------
   NON-LENDING FUND
   Units issued ......................        6,009,120     $ 161,221,924           16,970,419      $ 501,422,530
   Units redeemed ....................       (7,302,832)     (195,470,817)          (7,039,666)      (192,200,131)
                                            -----------     --------------         -----------      -------------
      Total ..........................       (1,293,712)    $ (34,248,893)           9,930,753      $ 309,222,399
                                            -----------     --------------         -----------      -------------
   Total increase (decrease) .........       14,269,953     $ 383,250,199            8,926,501      $ 336,155,267
                                            ===========     ==============         ===========      =============



   LENDING FUND

   Units in excess of 10% of the Lending Fund units outstanding at December 31, 2001 held by 1 of the Lending Fund's unitholders aggregated 65% of the Lending Fund's total units outstanding.

   NON-LENDING FUND

   Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 2001 held by 3 of the Non-Lending Fund's unitholders aggregated 83% of the Non-Lending Fund's total units outstanding.



                                    SAI-129

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Daily EAFE Securities Lending Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily EAFE Securities Lending Fund at December 31, 2001, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
----------------------------------
PricewaterhouseCoopers LLP
March 22, 2002


                                    SAI-130

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND


Statement of Assets and Liabilities
December 31, 2001


------------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value (cost $1,871,115,683).............................  $1,568,619,940
------------------------------------------------------------------------------------------------------
   Total assets ......................................................................   1,568,619,940
------------------------------------------------------------------------------------------------------
LIABILITIES ..........................................................................              --
------------------------------------------------------------------------------------------------------
Net assets (equivalent to $8.84 per unit based on 177,475,807 units outstanding ......  $1,568,619,940
======================================================================================================




   The accompanying notes are an integral part of these financial statements.

                                    SAI-131

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND


Statement of Operations
December 31, 2001



----------------------------------------------------------------------------------------
INVESTMENT INCOME
 Securities lending fee income, net of related expenses .................  $   1,825,860
----------------------------------------------------------------------------------------
   Total investment income ..............................................      1,825,860
----------------------------------------------------------------------------------------
EXPENSES
 Audit ..................................................................         10,000
 Other ..................................................................          1,000
----------------------------------------------------------------------------------------
   Total expenses .......................................................         11,000
----------------------------------------------------------------------------------------
   Net investment income (loss) .........................................      1,814,860
----------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ..........................................................   (203,453,567)
----------------------------------------------------------------------------------------
                                                                            (203,453,567)
----------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ..........................................................   (221,831,431)
----------------------------------------------------------------------------------------
                                                                            (221,831,431)
----------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) ................................   (425,284,998)
----------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........  $(423,470,138)
========================================================================================







   The accompanying notes are an integral part of these financial statements.

                                    SAI-132

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND


Statement of Changes in Net Assets



                                                                                         YEAR ENDED DECEMBER 31
                                                                                          2001              2000
--------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .....................................................  $    1,814,860    $    1,071,789
Net realized gain (loss) .........................................................    (203,453,567)      128,346,609
Net change in unrealized appreciation (depreciation) .............................    (221,831,431)     (425,789,179)
Net increase (decrease) in net assets resulting from operations ..................    (423,470,138)     (296,370,781)
--------------------------------------------------------------------------------------------------------------------
Distributions of security lending fee income .....................................      (1,825,860)       (1,073,463)
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions ....     273,614,842       259,887,727
Net increase (decrease) in net assets ............................................    (151,681,156)      (37,556,517)
NET ASSETS
 Beginning of year ...............................................................   1,720,301,096     1,757,857,613
--------------------------------------------------------------------------------------------------------------------
 End of year .....................................................................  $1,568,619,940    $1,720,301,096
====================================================================================================================






















   The accompanying notes are an integral part of these financial statements.

                                    SAI-133

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)



                                                                            YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------------------
                                                              2001         2000        1999        1998        1997
--------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year .....................    $ 11.26      $ 13.19      $10.32      $ 8.54      $ 8.42
--------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) .......................       0.01         0.01        0.01        0.22        0.20
Net realized and unrealized gain (loss) ................      (2.42)       (1.93)       2.87        1.57       (0.07)
--------------------------------------------------------------------------------------------------------------------
Total from investment operations .......................      (2.41)       (1.92)       2.88        1.79        0.13
Distributions of securities lending fee income .........      (0.01)       (0.01)      (0.01)      (0.01)      (0.01)
--------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ...........................    $  8.84      $ 11.26      $13.19      $10.32      $ 8.54
====================================================================================================================
Total return (%) (b) ...................................     (21.41)      (14.62)      27.92       20.88        1.51
====================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) (d) ..........................       0.00         0.00        0.00        0.11        0.11
--------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) .....................       0.11         0.06        0.07        2.17        2.23
--------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) .................................         67           61          47         109           9
--------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) .....................    $ 1,569      $ 1,720      $1,758      $  686      $  333
====================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(d) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.








   The accompanying notes are an integral part of these financial statements.

                                    SAI-134

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001



     UNITS                                                                                            VALUE
---------------                                                                                  --------------
                  STATE STREET BANK AND TRUST COMPANY
                  COLLECTIVE INVESTMENT FUNDS -- 100%
  129,834,610     Daily MSCI Europe Index Securities Lending Fund* ..........................    $1,148,646,797
   38,176,582     Daily MSCI Japan Index Securities Lending Fund* ...........................       315,567,624
    9,758,437     Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund* ..........       104,405,519
                                                                                                 --------------
                  TOTAL INVESTMENTS -- 100%
                  (COST $1,871,115,683)......................................................    $1,568,619,940
                                                                                                 ==============



----------
*   Collective investment fund advised by State Street Global Advisors.








   The accompanying notes are an integral part of these financial statements.


                                    SAI-135

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                       DAILY EAFE SECURITIES LENDING FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Daily EAFE Funds (collectively, the "Funds") are organized by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The Funds are organized into separate regional funds, a country fund and umbrella funds that hold investments in separate country and regional funds (individually, a "Fund"). State Street Bank is Trustee, custodian, and recordkeeper of the Funds. State Street Global Advisors, a division of State Street Bank, is the Funds' investment manager.

   The investment objective of the Daily EAFE Securities Lending Fund (the "Fund") is to match the performance of the MSCI EAFE Index primarily by investing directly in equity securities which comprise the Index, or indirectly by acquiring units of collective investment funds maintained by the Trustee (the "Collective Investment Funds").

   The accounting policies of each separate country or regional fund are the same as described below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION

      Equity investments for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis; interest earned on foreign currency accounts is recorded when the Trustee is first notified of the amount credited by the depository bank. Interest income includes accretion of discounts and amortization of premiums, if any.

      Collective investment funds in which the Fund invests may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.

   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.



                                    SAI-136

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                       DAILY EAFE SECURITIES LENDING FUND

                         NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit and the closing market value on the valuation date of the securities bought or sold. The cost or proceeds of securities bought or sold are recorded at the execution price. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. Market effect and transaction costs (which include brokerage commissions, taxes and other direct costs related to the transactions), are recorded as realized gain/loss.

   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received, including but not limited to custody, stamp duty, and audit fees. The Fund indirectly bears the expenses paid by the underlying funds. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.

   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated from security lending fees, if any, is distributed monthly.

3. GLOBAL SECURITIES LENDING PROGRAM

   Fund participants have authorized the Fund to invest in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank.

4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2001 were $1,417,991,492 and $1,144,359,849, respectively.

5. UNITS OF PARTICIPATION

   Participant transactions for the Fund were as follows:



                                                            YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------------
                                                  2001                                  2000
                                     -------------------------------      -------------------------------
                                        UNITS            AMOUNT              UNITS            AMOUNT
                                     ------------    ---------------      ------------    ---------------
   Units issued .................     174,281,540    $ 1,708,959,582       134,323,929    $ 1,662,622,175
   Units redeemed ...............    (149,621,772)    (1,435,344,740)     (114,757,918)    (1,402,734,448)
                                     ------------    ---------------      ------------    ---------------
   Net increase (decrease) ......      24,659,768    $   273,614,842        19,566,011    $   259,887,727
                                     ============    ===============      ============    ===============



   Units in excess of 10% of the Fund units outstanding at December 31, 2001 held by 2 of the Fund's unitholders aggregated 67% of the Fund's total units outstanding.



                                    SAI-137

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company
Daily MSCI Europe Index Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Europe Index Fund at December 31, 2001, and the results of their operations, the changes in their net assets and each of their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
----------------------------------
PricewaterhouseCoopers LLP

February 22, 2002


                                    SAI-138

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND



Combined Statement of Assets and Liabilities
December 31, 2001



--------------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value, (including securities on loan of $212,205,279),
 (total $1,668,362,301).................................................................  $1,434,126,938
Foreign currency, at value (cost $20,638,247)...........................................      20,810,000
Foreign currency, segregated, at value (cost $8,919,176)................................       8,852,555
Investments held as collateral for securities loaned ...................................     221,172,288
Receivable for investments sold ........................................................       6,313,536
Receivable for open foreign currency contracts .........................................     150,138,373
Unrealized gain on open futures contracts ..............................................       1,783,666
Dividends receivable ...................................................................         932,587
Interest receivable ....................................................................          82,181
Tax reclaims receivable ................................................................       2,032,244
--------------------------------------------------------------------------------------------------------
    Total assets .......................................................................   1,846,244,368
--------------------------------------------------------------------------------------------------------
LIABILITIES
Payable for collateral on securities loaned ............................................     221,172,288
Payable for Fund units redeemed ........................................................         731,095
Payable for investments purchased ......................................................       3,223,537
Payable for open foreign currency contracts ............................................     149,058,197
Accrued expenses .......................................................................         219,207
--------------------------------------------------------------------------------------------------------
    Total liabilities ..................................................................     374,404,324
--------------------------------------------------------------------------------------------------------
NET ASSETS .............................................................................  $1,471,840,044
========================================================================================================
Daily MSCI Europe Index Securities Lending Fund
 (129,905,503 units outstanding, at $8.85 per unit net asset value).....................  $1,149,243,609
Daily MSCI Europe Index Fund
 (36,464,899 units outstanding, at $8.85 per unit net asset value)......................     322,596,435
--------------------------------------------------------------------------------------------------------
                                                                                          $1,471,840,044
========================================================================================================







   The accompanying notes are an integral part of these financial statements.

                                    SAI-139

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Operations
Year ended December 31, 2001



-------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends (net of taxes withheld of $4,616,886)..........................................................  $  44,828,994
 Interest ................................................................................................      3,014,029
 Securities lending fee income (net of related expenses), allocated to the lending fund participants .....      1,580,936
-------------------------------------------------------------------------------------------------------------------------
   Total investment income ...............................................................................     49,423,959
-------------------------------------------------------------------------------------------------------------------------
EXPENSES
 Custody .................................................................................................      1,021,364
 Audit ...................................................................................................         15,500
 Stamp duty ..............................................................................................         98,677
 Other ...................................................................................................         28,830
-------------------------------------------------------------------------------------------------------------------------
   Total expenses ........................................................................................      1,164,371
-------------------------------------------------------------------------------------------------------------------------
   Net investment income (loss) ..........................................................................     48,259,588
-------------------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ...........................................................................................   (274,594,568)
   Foreign currency transactions .........................................................................     (4,089,575)
   Futures contracts .....................................................................................    (27,247,874)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                             (305,932,017)
-------------------------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................................   (324,897,137)
   Foreign currency transactions .........................................................................     (4,603,689)
   Futures contracts .....................................................................................      7,552,734
-------------------------------------------------------------------------------------------------------------------------
                                                                                                             (321,948,092)
-------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) .................................................................   (627,880,109)
-------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................................  $(579,620,521)
=========================================================================================================================









   The accompanying notes are an integral part of these financial statements.

                                    SAI-140

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Changes in Net Assets



                                                                                             YEAR ENDED DECEMBER 31,
                                                                                            2001                 2000
---------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) ......................................................     $    48,259,588      $   59,560,570
Net realized gain (loss) ..........................................................        (305,932,017)         (7,314,446)
Net change in unrealized appreciation (depreciation) ..............................        (321,948,092)       (343,137,302)
---------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ..................        (579,620,521)       (290,891,178)
---------------------------------------------------------------------------------------------------------------------------
Distributions of securities lending fee income allocated to the lending fund
 participants .....................................................................          (1,580,936)           (833,365)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions .....        (727,791,599)        137,215,571
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets .............................................      (1,308,993,056)       (154,508,972)
NET ASSETS
 Beginning of year ................................................................       2,780,833,100       2,935,342,072
---------------------------------------------------------------------------------------------------------------------------
 End of year ......................................................................     $ 1,471,840,044      $2,780,833,100
===========================================================================================================================













   The accompanying notes are an integral part of these financial statements.

                                    SAI-141

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND



Financial Highlights
(For a Unit of Participation Outstanding Throughout the Period)



                                                                         PERIOD ENDED DECEMBER 31,
                                                               --------------------------------------------
                                                                  2001        2000        1999       1998(a)
-----------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of period .......................    $ 11.06      $12.16      $10.42      $10.00
-----------------------------------------------------------------------------------------------------------
Net investment income (loss) (b) (c) .......................       0.21        0.25        0.23       (0.00)
Net realized and unrealized gain (loss) ....................      (2.41)      (1.34)       1.52        0.42
-----------------------------------------------------------------------------------------------------------
Total from investment operations ...........................      (2.20)      (1.09)       1.75        0.42
Distributions of securities lending fee income (b) .........      (0.01)      (0.01)      (0.01)      (0.00)
-----------------------------------------------------------------------------------------------------------
Net asset value, end of period .............................    $  8.85      $11.06      $12.16      $10.42
===========================================================================================================
Total return (%) (d) .......................................     (19.91)      (8.99)      16.87        4.20
===========================================================================================================
Ratios to Average Net Assets
Ratio of expenses (%) (b) (e) ..............................       0.05        0.04        0.10        0.00
-----------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) (e) .....................       2.28        2.10        2.20        0.02
-----------------------------------------------------------------------------------------------------------
Portfolio turnover (%) (b) .................................      94.75       64.53       13.93        0.00
-----------------------------------------------------------------------------------------------------------
Net assets, end of period (000,000s) .......................    $ 1,149      $1,272      $1,211      $  499
===========================================================================================================



(a) The Daily MSCI Europe Index Securities Lending Fund commenced operations on December 18, 1998.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(d) Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e)  Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-142

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX FUND



Financial Highlights
(For a Unit of Participation Outstanding Throughout the Period)





                                                              PERIOD ENDED DECEMBER 31,
                                                    --------------------------------------------
                                                       2001        2000        1999       1998(a)
------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of period ............    $ 11.06      $12.16      $10.42      $10.00
------------------------------------------------------------------------------------------------
Net investment income (loss) (b) (c) ............       0.20        0.24        0.22        0.00
Net realized and unrealized gain (loss) .........      (2.41)      (1.34)       1.52        0.42
------------------------------------------------------------------------------------------------
Total from investment operations ................      (2.21)      (1.10)       1.74        0.42
------------------------------------------------------------------------------------------------
Net asset value, end of period ..................    $  8.85      $11.06      $12.16      $10.42
================================================================================================
Total return (%) (d) ............................     (19.98)      (9.05)      16.75        4.20
================================================================================================
Ratios to Average Net Assets
Ratio of expenses (%) (b) (e) ...................       0.05        0.04        0.10        0.00
------------------------------------------------------------------------------------------------
Ratio of net investment income (%) (e) ..........       2.15        2.04        2.14        0.02
------------------------------------------------------------------------------------------------
Portfolio turnover (%) (b) ......................      94.75       64.53       13.93        0.00
------------------------------------------------------------------------------------------------
Net assets, end of period (000,000s) ............    $   323      $1,509      $1,724      $  979
================================================================================================



(a)  The Daily MSCI Europe Index Fund commenced operations on December 18, 1998.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(d) Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e)  Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-143

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001



--------------------------------------------------------------------------------------
                                                            SHARES           VALUE
--------------------------------------------------------------------------------------
COMMON STOCK -- 95.6% (UNLESS OTHERWISE NOTED)
AUSTRIA -- 0.2%
Bohler Uddeholm .......................................      3,082      $      123,435
BWT AG ................................................      5,232             114,135
Erste Bank Der Ost ....................................      7,790             414,092
Flughafen Wien AG .....................................      5,907             157,788
Mayr Melnhof Karto ....................................      3,979             188,340
Oesterreichische Elektrizitaetswirtschafts AG .........      6,952             519,965
OMV AG ................................................      7,514             629,706
Radex Heraklith Industriebeteiligungs AG ..............      6,405              41,632
Telekom Austria .......................................     55,966             463,937
Virg Stahl AG .........................................      3,436              98,207
Virg Technologie AG ...................................      4,193              92,179
Wienerberger Baust ....................................     19,328             271,052
                                                                        --------------
                                                                             3,114,468
                                                                        --------------
BELGIUM -- 1.5%
Agfa Gevaert NV .......................................     38,959             526,927
Barco .................................................      3,468             121,663
Bekaert SA ............................................      6,277             241,838
CMB ...................................................      2,254             103,258
Colruyt SA ............................................      8,084             352,702
D Leteren Trading .....................................      1,538             253,345
Delhaize Le Lion SA ...................................     20,164           1,049,413
Dexia .................................................    100,971           1,451,959
Electrabel SA .........................................     12,733           2,652,966
Fortis ................................................    252,877           6,563,461
Gpe Bruxelles Lam .....................................     28,209           1,483,176
Interbrew .............................................     48,105           1,317,105
Kredietbank NV ........................................     56,800           1,906,666
Omega Pharma ..........................................        106               4,799
Solvay SA .............................................     18,436           1,110,503
Suez Lyonn ais de Eaux ................................    185,560               1,652
Total .................................................     33,930                 302
UCB ...................................................     34,036           1,377,998
Union Miniere SA ......................................      6,724             264,927
                                                                        --------------
                                                                            20,784,660
                                                                        --------------
DENMARK -- 1.2%
Bang & Olufsen Holdings ...............................      3,755              87,686
Carlsberg Brewery A/S .................................      7,977             333,388
Coloplast .............................................         82               5,401
D/S AF 1912 ...........................................        205           1,399,309
D/S Svendborg .........................................        142           1,292,370
Danisco A/S ...........................................     16,381             586,539
Danske Bank ...........................................    215,305           3,454,966
Dsv ...................................................        115               2,823
Falck .................................................      5,752             644,044




   The accompanying notes are an integral part of these financial statements.

                                    SAI-144

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES            VALUE
------------------------------------------------------------------------------------
FLS Industries ....................................       14,777      $      124,756
GN Store Nord .....................................        1,358               8,131
H Lundbeck A/S ....................................       10,234             263,493
Iss International .................................       11,782             579,890
Kobenhavn Lufthavne A/S ...........................           39               2,527
Navision Software .................................        8,495             227,875
Neg Micon .........................................          122               3,214
Nkt Holding .......................................        7,542              97,091
Novo Nordisk A/S ..................................       93,828           3,837,144
Novozymes A/S .....................................       21,086             425,480
Ostasiatiske Kompagni .............................        5,994             134,228
Tele Danmark A/S ..................................       50,693           1,806,009
Tk Development ....................................           69               1,454
Topdanmark A/S ....................................        8,188             191,204
Vestas Wind Systems ...............................       29,482             804,964
William Demant Holdings ...........................       20,746             539,112
                                                                      --------------
                                                                          16,853,098
                                                                      --------------
FINLAND -- 3.3%
Ameri Group .......................................        6,893             181,057
Asko ..............................................       10,779             179,955
Comptel ...........................................          331                 919
Enso Oy ...........................................       97,737           1,251,420
Fortum Oyj ........................................       76,372             323,008
Instrumentarium Corp. .............................        7,253             303,529
Kesko Oy ..........................................       27,098             248,519
Kone Corp .........................................        4,843             357,913
Konecranes International ..........................           93               2,360
Metra Oy ..........................................       12,310             227,985
Metso Oyj .........................................       41,149             432,341
Nokia AB ..........................................    1,418,940          36,588,756
Orion Yhtyma Oy ...................................        9,401             168,250
Outokumpu Oy ......................................       37,594             396,663
Oyj Hartwall Abp ..................................        5,927             324,754
Pohjola ...........................................       11,543             204,016
Rautaruukki Oy ....................................       38,726             141,375
Sampo .............................................       91,700             718,517
Sonera Group PLC ..................................      334,662           1,695,523
Tieto Corporation .................................       25,007             662,420
UPM Kymmene Oy ....................................       75,162           2,492,928
                                                                      --------------
                                                                          46,902,208
                                                                      --------------
FRANCE -- 13.4%
Accor .............................................       54,678           1,987,820
Air Liquide .......................................       23,762           3,330,219
Air Liquide (Prime Fidelity) ......................        8,414           1,179,213
Alcatel ...........................................      318,321           5,441,913
Alstom ............................................        1,331              14,802



   The accompanying notes are an integral part of these financial statements.

                                     SAI-145

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
----------------------------------------------------------------------------------
Altran Technologies ...............................        389      $       17,578
Atos ..............................................        135               8,841
Axa ...............................................    418,562           8,746,976
Banque Nationale de Paris .........................    116,036          10,383,502
BIC ...............................................     15,349             524,256
Bouygues ..........................................     67,638           2,216,275
Business Objects ..................................        378              12,638
Cap Gemini Sogeti SA ..............................     32,762           2,365,791
Carrefour Supermarche .............................    163,773           8,516,089
Casino Guich Perr .................................      3,031               9,932
Castorama Dubois ..................................     10,641             548,114
Club Mediterranee SA ..............................      5,363             195,784
Coflexip ..........................................      2,355             333,406
Compagnie de St. Gobain ...........................     22,569           3,406,176
Danone ............................................     39,061           4,764,847
Dassault Systemes .................................     21,681           1,042,457
Essilor Intl ......................................     28,124             850,162
Etab Eco Casino Guich Perr & Company ..............     17,718           1,366,999
France Telecom ....................................    187,565           7,498,652
Imetal SA .........................................      4,302             412,928
Lafarge ...........................................      9,175             856,972
Lafarge Coppee ....................................     34,119           3,186,815
Lagardere Groupe ..................................     37,948           1,588,078
Loreal ............................................    137,374           9,895,509
Lvmh Moet Hennessy ................................     99,546           4,050,653
Michelin ..........................................     37,140           1,225,223
Pechiney SA .......................................     22,700           1,170,279
Pernod Ricard SA ..................................     15,476           1,198,845
Peugeot SA ........................................     65,071           2,766,597
Pinault Printemps Redo ............................     25,756           3,316,132
Publicis Group SA .................................     38,614           1,022,861
Renault Regie Nationale ...........................     16,242             572,835
Rhone Poulenc SA ..................................    202,274          14,363,352
Sagem SA ..........................................     10,190             623,781
Sanofi Synthelabo .................................    148,733          11,097,788
SGE- SB ...........................................     22,162           1,299,421
Soc Generale ......................................     99,183           5,550,442
Sodexho Alliance ..................................     34,150           1,459,847
Spie Batignolles ..................................     46,347           2,228,437
Stmicroelectronics ................................    192,511           6,179,394
Suez ..............................................    248,509           7,523,260
Technip ...........................................      4,738             632,807
Tf1 Tv Francaise ..................................        783              19,793
Thomson CSF .......................................     31,811           1,097,575
Thomson Multimedia ................................        656              20,152
TOTAL SA ..........................................    182,629              26,083
Uniball SA ........................................     13,006             660,670



   The accompanying notes are an integral part of these financial statements.

                                     SAI-146

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
----------------------------------------------------------------------------------
Union Transport Aerien ............................        543      $        7,949
Usinor Sacilor ....................................     69,871             874,094
Valeo .............................................     23,070             920,260
Vivendi Universal SA ..............................    264,973          14,509,812
Zodiac ............................................      1,439             261,254
                                                                    --------------
                                                                       191,439,354
                                                                    --------------
GERMANY -- 10.2%
Adidas AG .........................................     13,220             992,303
Aixtron ...........................................        319               7,229
Allianz AG ........................................     56,607          13,407,161
Altana AG .........................................        434              21,640
BASF AG ...........................................    166,126           6,175,600
Bayer AG ..........................................    200,230           6,382,594
Bayer Vereinsbank .................................    129,401           3,954,303
Beiersdorf AG .....................................     16,722           1,898,381
Buderus AG ........................................     18,421             506,823
Continental AG ....................................     35,374             467,730
Daimlerchrysler AG ................................    274,421          11,814,052
Deutsche Bank AG ..................................    158,737          11,222,348
Deutsche Boerse AG ................................        191               7,349
Deutsche Post AG ..................................     47,357             632,078
Deutsche Telekom ..................................    714,579          12,279,837
Douglas Holding AG ................................     10,456             288,611
Epcos .............................................     18,922             935,072
FAG Kugelfischer ..................................     17,877             190,853
Fresenius Medical .................................     19,071           1,180,167
Gehe AG ...........................................     20,945             811,250
Heidelberg Zement .................................     18,028             866,815
Heidelberger Zemen ................................      6,716                  60
Infineon Technologies AG ..........................     48,622             993,575
Kamps AG ..........................................     22,793             182,654
Karstadt AG .......................................     23,371             923,943
Linde AG ..........................................     34,062           1,379,960
Lufthansa AG ......................................     81,214           1,072,401
Man AG ............................................     30,950             654,500
Marschollek Lauten ................................      7,864             572,842
Merck KGAA ........................................     31,691           1,170,751
Metro AG ..........................................     64,818           2,299,900
Munich Reinsurance ................................     37,614          10,213,232
Preussag AG .......................................     54,778           1,346,171
Rwe AG ............................................    128,405           4,824,801
SAP AG ............................................     75,857           9,881,549
Schering AG .......................................     54,764           2,906,207
SGL Carbon ........................................      6,014             120,752
Siemens AG ........................................    243,309          16,107,354
Software AG .......................................        114               4,365
Thyssen Krupp AG ..................................    140,039           2,043,681



   The accompanying notes are an integral part of these financial statements.

                                     SAI-147

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
----------------------------------------------------------------------------------
VEBA AG ...........................................    194,935     $   10,098,308
Volkswagen AG .....................................     85,405          3,992,341
WCM Beteil & Grundbe ..............................     59,601            647,438
                                                                   --------------
                                                                      145,478,981
                                                                   --------------
GREECE -- 0.5%
Alpha Credit Bank .................................     37,256            664,118
Aluminum Co. of Greece SA .........................      3,199             95,136
Athens Water Supply & Sewage ......................     11,852             67,117
Attica Enterprises ................................     15,413             69,717
Bank of Piraeus ...................................     31,484            279,773
Commercial Bank Greece ............................     18,394            607,624
Duty Free Shops ...................................      8,800             90,579
Efg Eurobank ......................................     35,535            494,222
Folli Follie ......................................      5,507             96,794
Fourlis ...........................................      7,701             30,308
Hellenic Bottling .................................     25,465            367,319
Hellenic Petroleum ................................     24,591            152,395
Hellenic Technodom ................................     16,150             89,156
Intracom ..........................................     14,829            190,134
Lambrakis Publishing ..............................      9,773             37,766
Mailis ............................................     12,098             56,661
National Bank of Greece ...........................     49,083          1,167,757
OTE Greek Telecom .................................     67,793          1,104,641
Panafon Hellenic T ................................     50,298            259,755
Papastratos Cigarette SA ..........................      6,434             83,641
Techniki Olympiaki ................................     27,823             56,484
Titan Cement Company SA ...........................      7,678            273,186
Viohalco ..........................................    187,842             23,031
                                                                   --------------
                                                                        6,522,125
                                                                   --------------
IRELAND -- 1.1%
Allied Irish Banks PLC ............................    248,607          2,877,675
Bk Of Ireland .....................................    146,396          1,358,257
CRH PLC ...........................................    146,613          2,588,691
DCC ...............................................     24,073            258,287
Elan Corporation ..................................     97,912          4,533,403
Green Property Co. ................................        637              3,573
Greencore Group ...................................     54,242            135,232
Independent Newspapers PLC ........................    145,527            272,112
Iona Technologies .................................      6,131            126,923
Irish Permanent ...................................     81,216            824,388
Jefferson Smurfit Group PLC .......................    305,569            666,592
Kerry Group PLC ...................................     48,172            585,480
Ryanair Hldgs .....................................    202,125          1,277,802
Waterford Wedgewood PLC ...........................    211,249            165,525
                                                                   --------------
                                                                       15,673,940
                                                                   --------------


   The accompanying notes are an integral part of these financial statements.

                                     SAI-148

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


---------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)           SHARES            VALUE
---------------------------------------------------------------------------------------
ITALY -- 5.2%
Acea Spar ............................................          658      $        4,464
Alitalia Linee .......................................      406,561             362,726
Alleanza Assicurazioni SpA ...........................       49,057             539,452
Arn Mondadori Edit ...................................       70,393             445,013
Assicurazioni Generali ...............................      309,890           8,608,891
Autogrill SpA ........................................       68,824             637,934
Autostrade SpA .......................................      276,109           1,917,610
Banca Fideuram SpA ...................................        1,686              13,496
Banca Populare di Milano .............................      104,842             365,937
Banco Ambrosiano Veneto SpA ITL 1000 .................    1,294,874           3,239,805
Banco Ambrosiano Veneto SpA Di Risp ITL 1000 .........      223,262             399,573
Bca Di Roma ..........................................      301,802             597,912
Bca Naz Del Lavoro ...................................      233,256             472,497
Benetton Group SpA ...................................       48,985             554,799
Bipop Carire .........................................      551,584             913,502
Bulgari SpA ..........................................       60,538             470,034
Credito Italiano SA ..................................    1,103,967           4,433,204
E.Bis.com SpA ........................................           78               3,549
Enel .................................................      832,305           4,691,063
Eni ..................................................      933,739          11,706,126
Fiat SpA Eur 5 .......................................       80,729           1,295,297
Fiat SpA Di Risp Eur 5 ...............................       21,193             218,140
Fiat SpA Priv Eur 5 ..................................       29,244             322,882
Gr Ed L Espresso .....................................       95,867             286,809
Italcementi Di Risp ..................................       49,504             387,890
Italgas SpA ..........................................       71,755             673,407
La Rinascente SpA ....................................       83,307             290,030
Luxottica Group ......................................          840              13,784
Mediaset .............................................      243,462           1,779,752
Mediobanca SpA .......................................      158,738           1,778,061
Mediolanum ...........................................        1,344              12,111
Monte Paschi Siena ...................................        4,796              11,957
Parmalat Finanz ......................................      221,230             596,859
Pirelli SpA ..........................................      395,185             693,189
RAS SpA ..............................................      148,171           1,745,453
Sao Paolo Imi SpA ....................................      308,486           3,309,844
Seat Pagine Gialle ...................................      767,713             619,999
Snia SpA .............................................      142,373             191,421
Telecom Italia Mobilia ...............................    1,763,823           9,847,083
Telecom Italia SpA Di Risp ITL 1000 ..................      249,572           1,333,313
Telecom Italia SpA ITL 1000 ..........................      983,504           8,406,833
Tiscali SpA ..........................................       48,024             435,303
                                                                         --------------
                                                                             74,627,004
                                                                         --------------
NETHERLANDS -- 7.9%
ABN Amro Holdings NV .................................      416,088           6,702,068
Aegon NV .............................................      332,639           9,003,924


   The accompanying notes are an integral part of these financial statements.

                                     SAI-149

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
----------------------------------------------------------------------------------
Ahold (Kon.) NV ...................................    227,616     $    6,623,231
Akzo Nobel NV .....................................     83,906          3,746,701
Asm Lithography Holdings ..........................    127,482          2,215,714
Buhrmann NV .......................................     36,377            399,370
Eads Euro Aero ....................................     43,738            531,200
Elsevier NV .......................................    201,262          2,379,824
Getronics NV ......................................     95,324            308,950
Hagemeyer .........................................     30,155            563,850
Heineken NV .......................................     86,250          3,270,784
IHC Caland NV .....................................      8,042            375,931
Ing Groep NV ......................................    549,212         14,005,483
KLM ...............................................     13,027            150,094
Kon Kpn NV ........................................    464,359          2,360,886
Numico (Kon) NV ...................................     21,101            491,878
OCE NV ............................................     24,462            245,471
Philips Electronics NV ............................    386,115         11,475,935
Qiagen NV .........................................     40,114            750,067
Royal Dutch Petroleum .............................    623,147         31,570,963
TNT Post Group NV .................................    130,368          2,820,735
Unilever NV .......................................    167,691          9,832,197
Vedior ............................................     31,565            378,581
Vendex NV .........................................     25,789            293,461
Ver Ned Uitgevers .................................     31,375            964,082
Wolters Kluwer ....................................     81,049          1,847,450
                                                                   --------------
                                                                      113,308,830
                                                                   --------------
NORWAY -- 0.7%
Bergesen DY A/S ...................................     13,543            240,065
Bergesen DY ASA ...................................      5,913             93,608
DNB Holdings ......................................    217,029            977,499
Edb Business Partner ..............................        280              1,576
Elkem ASA .........................................     13,644            228,166
Frontline Ltd .....................................     21,477            222,676
Kvaerner ..........................................     54,974              3,984
Kvaerner A/S ......................................     29,963             28,895
Merkantildata ASA .................................     46,923             55,451
Nera ASA ..........................................     34,631             74,900
Norsk Hydro ASA ...................................     74,071          3,104,941
Norske Skogsindust ................................     31,766            596,733
Opticom A/S .......................................      3,330            136,618
Orkla ASA .........................................     61,530          1,042,672
Pan Fish ASA ......................................        482                806
Petroleum Geo Services ............................     28,830            223,381
Schibsted A/S .....................................     19,367            186,765
Smedvig Series A ..................................     15,361            125,014
Smedvig Series B ..................................     11,945             81,899
Sparebanken Nor ...................................        289              8,764
Statoil ASA .......................................    123,217            844,818


   The accompanying notes are an integral part of these financial statements.

                                     SAI-150

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)         SHARES            VALUE
-------------------------------------------------------------------------------------
Tandberg ASA .......................................       15,809      $      352,494
Tandberg Televisjon ................................          270                 900
Telenor A/S Researchers ............................      152,123             654,635
Tomra Systems ASA ..................................       50,125             480,585
Unified Storebrand ASA .............................      120,023             695,801
                                                                       --------------
                                                                           10,463,646
                                                                       --------------
PORTUGAL -- 0.6%
Banco Espirito Santo e Comercial de Lisboa .........       43,629             562,120
BCO Com Portugues ..................................      575,241           2,330,485
BPI Sgps ...........................................      150,230             302,308
Brisa Auto Estrada .................................      133,730             566,788
Cimpor Ciment Port .................................       27,364             479,988
Elec De Portugal ...................................      698,070           1,516,610
Jeronimo Martins ...................................       26,675             219,701
Portugal Telecom ...................................      328,343           2,558,120
PT Multimedia Sgps .................................          391               2,715
Sonae Sgps SA ......................................      436,293             314,665
                                                                       --------------
                                                                            8,853,500
                                                                       --------------
SPAIN -- 3.8%
Acerinox SA ........................................       15,408             515,159
ACS Actividades Company ............................       16,968             413,968
Aguas De Barcelona .................................          371               4,559
Aguas De Barcelona Eur1 ............................       36,764             458,285
Amadeus Global Travel ..............................        1,459               8,418
Autopistas Concesionaria Espanola SA ...............       51,103             509,168
Banco Bilbao Vizcaya ...............................      764,444           9,461,185
Banco Sant Cent Hisp ...............................    1,077,851           9,030,949
Corp Mapfre SA .....................................       46,293             268,337
Corporacion Financiera Reunida SA ..................          665               6,614
Endesa SA ..........................................      252,598           3,951,725
Fom Const Y Contra .................................       31,587             653,908
Gas Natural SDG ....................................       72,735           1,211,072
Grupo Dragados SA ..................................       45,740             612,125
Grupo Prisa Sa Ord Shs .............................          541               5,058
Iberdrola SA .......................................      214,035           2,786,232
Inditex ............................................       54,520           1,039,340
Metrovacesa ........................................       15,995             220,750
Puleva Biotech SA ..................................        4,311              11,439
Repsol SA ..........................................      274,589           4,004,812
Sol Melia SA .......................................       48,598             369,540
Tabacalera SA ......................................       81,474           1,385,599
Telefonica SA ......................................    1,109,151          14,843,445
Telepizza ..........................................       57,423              88,965
Terra Networks SA ..................................        2,303              18,865
Tpi Telef Pubic Infomation .........................        1,138               4,509
Union Electrica Fenosa SA ..........................       81,073           1,312,367


   The accompanying notes are an integral part of these financial statements.

                                     SAI-151

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES            VALUE
-------------------------------------------------------------------------------------
Vallehermoso SA ...................................       37,890      $      235,823
Zeltia SA .........................................       52,896             411,642
                                                                      --------------
                                                                          53,843,858
                                                                      --------------
SWEDEN -- 3.1%
Assa Abloy ........................................       98,519           1,418,094
Atlas Copco AB Series A ...........................       39,210             876,491
Atlas Copco AB Series B ...........................       19,565             411,241
Billerud ..........................................       11,859              80,263
Drott AB ..........................................       28,633             294,780
Electrolux AB .....................................      102,978           1,536,267
Ericsson Lm Tel ...................................    2,420,731          13,153,137
Gambro Series A ...................................       70,096             437,666
Gambro Series B ...................................       26,310             165,528
Granges AB ........................................       10,219             140,275
Hennes & Mauritz ..................................      198,680           4,109,811
Hoganas AG ........................................          169               2,634
Mo Och Domsjo AB ..................................          288               6,548
Modern Time Group .................................       18,594             409,442
Netcom Systems AB .................................       34,763           1,252,613
Nobel Biocare .....................................          141               5,880
Norden -- SEK 3.5 .................................      805,295           4,260,455
OM Gruppen AB .....................................       23,382             307,587
Sandvik AB ........................................       72,871           1,559,477
Sas AB ............................................       20,827             135,003
Securitas .........................................      100,019           1,897,333
Skandia Forsakring ................................      287,460           2,082,567
Skandinaviska Enskilda Banken .....................      197,366           1,796,733
Skanska AB ........................................      127,695             833,820
SKF International AB Series B .....................       18,037             354,193
SKF International AB Series A .....................       13,846             246,816
Ssab Svenskt Stal Series B ........................        8,402              75,687
Ssab Svenskt Stal Series A ........................       22,912             223,870
Svenska Cellulosa .................................       64,504           1,764,723
Svenska Handelsbanken Series A ....................      182,566           2,680,085
Svenska Handelsbanken Series B Sek 4 ..............       18,055             251,280
Swedish Match Company .............................      109,189             577,670
Telia .............................................      360,272           1,603,819
Trelleborg AB .....................................       29,491             226,305
Volvo AB Series A .................................       38,843             627,611
Volvo AB Series B .................................       84,843           1,423,431
WM Data AB ........................................      103,093             258,460
                                                                      --------------
                                                                          47,487,595
                                                                      --------------
SWITZERLAND -- 10.3%
Abb Ltd ...........................................      359,708           3,466,439
Adecco SA .........................................       40,960           2,226,489
Ascom Holding AG ..................................        6,274             110,531


   The accompanying notes are an integral part of these financial statements.

                                     SAI-152

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
----------------------------------------------------------------------------------
Charles Vogele Hld ................................      2,471      $       94,878
Ciba Specialty Chemical ...........................      9,761             609,952
Clariant ..........................................     20,327             382,593
Credit Suisse Grp .................................    342,571          14,608,220
Forbo Holding .....................................        417             126,836
Georg Fischer AG ..................................        993             188,098
Givaudan AG .......................................      2,467             751,853
Holcim Reg D ......................................      2,882             126,021
Holcim Bearer .....................................      7,954           1,715,071
Kudelski SA .......................................     14,167             827,681
Kuoni Reisen Holding ..............................        845             224,444
Logitech International ............................     11,885             434,869
Lonza Group AG ....................................      1,572           1,027,296
Merkur Holding AG .................................      1,154             167,856
Nestle SA .........................................    118,694          25,307,279
Novartis AG .......................................    864,853          31,254,099
Oerlikon Buhrle Holding Limited ...................      3,657             394,268
Phonak ............................................      5,700             130,458
Publicitas Holdings ...............................        694             140,029
Richemont Cie Fin .................................     61,469           1,142,154
Roche Holdings Ltd. ...............................     43,165           3,535,771
Roche Holdings Ltd. Genusscheine NPV ..............    196,776          14,044,423
Schindler Holding AG ..............................        266             382,907
Serono SA .........................................      1,029             898,043
SGS Holdings ......................................      2,192             351,845
Sulzer Brothers Limited ...........................      1,022             156,966
Sulzer Medica .....................................      2,394             100,934
Swatch Group BR ...................................      9,817             882,483
Swatch Group Reg D ................................     40,173             796,056
Swiss Reinsurance .................................     88,060           8,857,447
Swisscom AG .......................................     15,155           4,198,820
Syngenta AG .......................................     32,228           1,669,342
Synthes Stratec ...................................        641             446,302
Tecan Group AG ....................................      1,951             129,260
UBS AG ............................................    398,669          20,121,943
Zurich Finance Svstems Group ......................     25,145           5,898,920
                                                                    --------------
                                                                       147,928,876
                                                                    --------------
UNITED KINGDOM -- 32.6%
3I Group ..........................................    162,370           2,031,253
Aegis Group PLC ...................................    153,564             207,867
Aggreko ...........................................     33,668             178,864
Airtours PLC ......................................    138,124             502,599
AMEC PLC ..........................................     64,736             372,182
Amey ..............................................     34,822             189,049
Argyll Group PLC ..................................    146,950             684,434
Arm Holdings ......................................    269,829           1,409,923
Associated British Ports Holdings PLC .............     46,609             284,926


   The accompanying notes are an integral part of these financial statements.

                                     SAI-153

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES            VALUE
------------------------------------------------------------------------------------
AWG ...............................................       75,385      $      592,504
BAA PLC ...........................................      296,611           2,376,604
Barclays PLC ......................................      464,845          15,392,241
Barratt Developments PLC ..........................       66,035             411,608
Bass PLC ..........................................      241,607           2,391,282
BBA Group PLC .....................................      123,222             507,559
Berkeley Group PLC ................................       36,030             370,500
BG Group ..........................................      984,323           4,011,511
BICC PLC ..........................................      118,135             297,466
Billiton ..........................................      323,498           1,643,271
BOC Group PLC .....................................      131,805           2,033,527
Boots Company., PLC ...............................      239,899           2,040,916
BP Amoco ..........................................    6,261,972          48,670,372
BPB Industries PLC ................................       63,921             279,111
Brambles Industrie ................................      192,555             952,897
British Aerospace .................................      638,900           2,878,100
British Airways PLC ...............................      285,416             810,075
British American Tobacco PLC ......................      578,514           4,904,809
British Land Company, PLC .........................      138,245             939,677
British Sky Broadcast .............................      395,202           4,348,638
BT Group ..........................................    2,398,853           8,833,574
BTG Incorporated ..................................       29,496             322,844
Bunzl PLC .........................................      123,172             788,818
Cable & Wireless PLC ..............................      390,855           1,880,180
Cadbury Schweppes PLC .............................      570,753           3,638,602
Canary Wharf Group ................................      176,774           1,146,891
Capita Group PLC ..................................      175,568           1,252,781
Caradon ...........................................      127,946             235,575
Carlton Communications PLC ........................      179,160             633,665
Celltech Group PLC ................................       73,273             932,111
Centrica ..........................................    1,121,570           3,624,029
Chubb .............................................      221,092             553,495
Close Brothers Group PLC ..........................       19,000             222,619
CMG ...............................................      163,741             579,130
Commercial Union PLC ..............................      628,783           7,733,388
Compass Group .....................................      618,889           4,639,084
Corus Group .......................................      832,434             872,358
Daily Mail & General Trust ........................       42,519             401,024
De Lousiana Rue PLC ...............................       54,259             356,173
Diageo PLC ........................................      946,130          10,810,176
Dixons Group ......................................      515,644           1,763,722
ED&F Man Group ....................................       33,597             582,893
Electrocomponents PLC .............................      115,827             903,622
EMI Group PLC .....................................      210,312           1,092,810
Firstbus ..........................................       58,742             251,367
FKI PLC ...........................................      162,798             438,362
Gkn ...............................................      193,020             744,493


   The accompanying notes are an integral part of these financial statements.

                                     SAI-154

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                           SHARES           VALUE
------------------------------------------------------------------------------------------------------
GlaxoSmithKline PLC ..................................................    1,740,669     $   43,652,966
Granada Compass ......................................................      738,276          1,541,995
Great Portland Estates ...............................................       58,790            210,072
Great Universal Stores PLC ...........................................      280,726          2,635,449
Hammerson Property & Investment Development Corporation, PLC .........       75,044            484,420
Hanson PLC ...........................................................      196,172          1,353,405
Hays PLC .............................................................      462,114          1,399,023
Hbos .................................................................      993,403         11,509,351
HSBC Holdings PLC ....................................................    2,609,448         30,612,301
IMI PLC ..............................................................       98,905            387,242
Imperial Chemical Industries PLC .....................................      194,143          1,070,960
Imperial Tobacco .....................................................       72,654            958,076
Invesco PLC ..........................................................      218,288          3,148,588
J. Sainsbury PLC .....................................................      511,915          2,727,038
Johnson Matthey PLC ..................................................       58,615            813,897
Kidde ................................................................      233,126            227,341
Kingfisher ...........................................................      346,075          2,019,886
Ladbroke Group PLC ...................................................      419,426          1,288,101
Land Securities PLC ..................................................      139,825          1,594,543
Lattice Group ........................................................      940,946          2,136,494
Legal & General Group PLC ............................................    1,437,838          3,327,510
Logica PLC ...........................................................      119,200          1,110,372
Marconi ..............................................................      784,754            476,873
Marks & Spencer PLC ..................................................      795,575          4,180,234
Misys ................................................................      154,455            730,630
National Grid Company ................................................      415,332          2,587,328
National Power PLC ...................................................      298,049            878,466
Next PLC .............................................................       46,484            605,534
North West Water PLC .................................................      147,507          1,321,457
Nycomed Amersham .....................................................      170,335          1,647,446
Ocean Group ..........................................................       79,363            906,776
P&O Holdings PLC .....................................................      187,805            649,890
P&O Princess Cruises .................................................      184,712          1,075,393
Pace Micro Tech ......................................................       63,265            322,288
Pearson PLC ..........................................................      223,116          2,568,736
Pilkington PLC .......................................................      330,893            539,409
Provident Finanacial .................................................       66,438            623,718
Prudential Corporation, PLC ..........................................      555,555          6,436,539
Railtrack Group (a) ..................................................      130,916                  0
Rank Group ...........................................................      157,490            527,221
Reckitt & Colman .....................................................       79,404          1,155,725
Reed International ...................................................      352,612          2,925,393
Rentokil Initial PLC .................................................      523,941          2,104,766
Reuters Group PLC ....................................................      399,060          3,949,657
Rexam ................................................................      109,729            598,515
RMC Group PLC ........................................................       73,055            658,192
Rolls Royce PLC ......................................................       88,406            214,244


   The accompanying notes are an integral part of these financial statements.

                                     SAI-155

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES            VALUE
-------------------------------------------------------------------------------------
Roya & Sun Alliance ...............................       200,512     $    1,152,059
Royal Bank of Scotland Group PLC ..................       755,578         18,387,719
RTZ Corporation, PLC ..............................       296,951          5,687,913
Sage Group ........................................       338,592          1,126,095
Schroders .........................................        78,278            962,739
Scot Power ........................................       514,781          2,847,203
Scottish & Newcastle Breweries PLC ................        90,333            690,268
Scottish Hydro Electric PLC .......................       119,845          1,064,050
Securicor .........................................        86,642            148,176
Serco Group .......................................        55,071            292,569
Seton Healthcare ..................................        53,194            420,025
Severn Trent PLC ..................................        47,882            501,087
Shell Transport & Trading Company PLC .............     1,360,376          9,345,730
Siebe PLC .........................................       933,381          1,620,054
Signet Group ......................................       236,509            328,748
Slough Estates PLC ................................       114,532            552,615
Smith & Nephew ....................................       245,851          1,485,020
Smiths Industries PLC .............................       148,200          1,460,324
Spirent PLC .......................................       116,663            268,289
Stagecoach Holdings ...............................       369,399            397,869
Tate & Lyle PLC ...................................       128,169            643,598
Taylor Woodrow PLC ................................       150,614            372,672
TBS Group .........................................     1,550,139         16,831,459
Telewest ..........................................       240,448            216,983
Tesco PLC .........................................     1,942,368          7,039,522
TI Automotive (b) .................................       195,737             40,712
Unilever ..........................................       812,239          6,667,687
United Business Media .............................        46,730            326,475
Vodafone Group PLC ................................    19,001,281         49,712,324
Whitbread .........................................        41,200            329,217
Wimpey (George) PLC ...............................       104,511            333,134
Wolseley PLC ......................................       153,698          1,286,318
WPP Group PLC .....................................       303,010          3,351,837
Yorkshire Water PLC ...............................        54,817            283,241
Zeneca Group ......................................       488,661         22,034,408
                                                                      --------------
                                                                         467,049,150
                                                                      --------------
TOTAL COMMON STOCK ................................                   $1,370,331,293
                                                                      --------------




   The accompanying notes are an integral part of these financial statements.


                                    SAI-156

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-------------------------------------------------------------------------
                                             SHARES            VALUE
-------------------------------------------------------------------------
PREFERRED STOCK -- 0.1%
BELGIUM -- 0.0%
Fortis ...............................        46,620      $          415
                                                          --------------
GERMANY -- 0.1%
Boss Hugo AG .........................        19,607             417,946
Fresenius Medical ....................           161               7,432
Mannesmann AG ........................        11,473             183,880
Metro AG .............................           192               7,736
Porsche AG ...........................            49              18,625
Prosiebensati Medical ................        41,803             214,023
Rwe AG ...............................        10,599             294,917
Volkswagen AG ........................        29,824             925,452
Wella AG .............................           145               7,475
                                                          --------------
                                                               2,077,486
                                                          --------------
 TOTAL PREFERRED STOCK ...............                         2,077,901
                                                          --------------
STATE STREET BANK AND TRUST COMPANY
COLLECTIVE INVESTMENT FUNDS -- 4.3%
SHORT TERM INVESTMENT FUND * .........    61,717,744          61,717,744
------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
 (COST $1,668,362,301) ...............                    $1,434,126,938
========================================================================



*    collective investment fund advised by State Street Global Advisors.

(a)  Issuer delisted due to bankruptcy.

(b)  Valued by management.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-157

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


a. At December 31, 2001, foreign currency balances totaling $8,852,555 were pledged to cover initial margin requirements for open futures contracts. The following futures contracts were open at December 31, 2001:



                       NUMBER OF
     FUTURES           CONTRACTS        NOTIONAL         MATURITY        UNREALIZED
    CONTRACTS        LONG/(SHORT)         COST             DATE          GAIN/(LOSS)
-----------------   --------------   --------------   --------------   --------------
FTSE 100 Index            559         $41,760,389       March 2002       $  634,671
MIB 30 Index               69           9,764,972       March 2002          194,370
DAX Index                 105          11,827,294       March 2002          299,787
CAC 40 10 EU              527          21,091,297       March 2002          764,500
IBEX Plus Index           183          13,669,795     January 2002         (109,662)
                                                                         ----------
                                                                         $1,783,666
                                                                         ==========



     The following foreign currency contracts were open at December 31, 2001:



 SETTLEMENT         CONTRACTS             IN EXCHANGE          UNREALIZED
    DATE            TO DELIVER                FOR              GAIN (LOSS)
------------   --------------------   --------------------   --------------
 1/3/2002      EUR       3,373,364    CHF       5,000,000      $    7,862
 1/3/2002      CHF      10,000,000    USD       5,899,705        (123,303)
 3/5/2002      USD       3,030,854    CHF       5,000,000         (19,169)
 3/5/2002      USD       2,360,996    CHF       4,000,000          48,352
 3/5/2002      CHF       5,000,000    USD       2,997,422         (14,263)
 3/5/2002      USD      26,609,220    EUR      30,200,000         213,718
 3/5/2002      USD       4,951,925    EUR       5,500,000         (66,953)
 3/5/2002      USD       4,488,500    EUR       5,000,000         (47,616)
 3/5/2002      USD      17,533,400    EUR      20,000,000         230,135
 3/5/2002      USD       7,070,400    EUR       8,000,000          35,014
 3/5/2002      EUR      13,000,000    USD      11,506,040         (40,258)
 3/5/2002      EUR      13,500,000    USD      12,152,700         162,314
 3/5/2002      USD      16,636,820    GBP      11,800,000         473,667
 3/5/2002      USD       2,178,000    GBP       1,500,000          (2,938)
 3/5/2002      USD       2,887,560    GBP       2,000,000          12,523
 3/5/2002      USD      18,630,300    GBP      13,000,000         220,236
 3/5/2002      GBP       4,900,000    USD       7,096,058          (9,145)
                                                               ----------
                                                               $1,080,176
                                                               ==========



CHF: Swiss Franc

EUR: Euro

GBP: British Pound Sterling

USD: United States Dollar




   The accompanying notes are an integral part of these financial statements.

                                    SAI-158

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2001


1. The following is a summary of significant accounting policies followed by each Fund in the preparation of its financial statements.

     The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of mangement estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

     A. SECURITY VALUATION
     Equity investments for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

     B. SECURITY TRANSACTIONS AND INVESTMENT INCOME
     Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date or as soon as the Fund is informed of the dividend. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis; interest earned on foreign currency accounts is recorded when the Trustee is first notified of the amount credited by the depository bank. Interest income includes accretion of discounts and amortization of premiums, if any.

     C. FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS
     The accounting records of the Fund are maintained in U.S. dollars. Foreign currency, investment securities, and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.

     Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

     The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against the foreign currency exposure of either specific transactions or portfolio positions. When entering into a forward foreign currency contract, the Fund agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed upon future date. Such contracts are valued based upon the difference in the forward exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.

     D. INCOME TAXES
     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

     E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION
     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit and the closing market value on the valuation date of the securities bought or sold. The cost or proceeds of securities bought or sold are recorded at the execution price. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. Market effect and transaction costs (which include brokerage commissions, taxes and other direct costs related to the transactions), are recorded as realized gain/loss.

     F. EXPENSES
     Under the Declaration of Trust, the Fund may pay certain expenses for services received, including but not limited to custody, stamp duty, and audit fees. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.

     G. DISTRIBUTIONS TO PARTICIPANTS
     Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending fees, if any, is distributed monthly to participants of the Lending Fund.

2. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

   The participants in the Daily MSCI Europe Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily MSCI Europe Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

   Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2001, the market value of securities loaned by the Lending Fund was $212,205,279 against which was held cash collateral of $221,172,288, securities of $10,070, and letters of credit of $172,728. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Lending Fund.

   State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

3. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2001 were $2,059,123,396 and $2,767,123,667, respectively.



                                    SAI-159

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


4. UNITS OF PARTICIPATION


     Participant transactions for the Fund were as follows:





                                                                  YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------------------------
                                                        2001                                    2000
                                          --------------------------------        ------------------------------
                                             UNITS             AMOUNT                UNITS             AMOUNT
                                          -----------      ---------------        -----------      -------------
   LENDING FUND
   Units issued ....................      106,923,274      $ 1,012,218,585         82,045,890      $ 952,940,136
   Units redeemed ..................      (92,027,363)        (842,130,556)       (66,614,181)      (763,180,830)
                                          -----------      ---------------        -----------      -------------
      Total ........................       14,895,911      $   170,088,029         15,431,709      $ 189,759,306
                                          -----------      ---------------        -----------      -------------
   NON-LENDING FUND
   Units issued ....................       17,575,506          157,495,150         49,350,662      $ 577,851,791
   Units redeemed ..................     (117,522,825)      (1,055,374,778)       (54,661,764)      (630,395,526)
                                         ------------      ---------------        -----------      -------------
      Total ........................      (99,947,319)     $  (897,879,628)        (5,311,102)     $ (52,543,735)
                                         ------------      ---------------        -----------      -------------
   Net increase (decrease) .........      (85,051,408)     $  (727,791,599)        10,120,607      $ 137,215,571
                                         ============      ===============        ===========      =============



   LENDING FUND

   Units in excess of 10% of the Lending Fund units outstanding at December 31, 2001 held by 1 of the Lending Fund's unitholders aggregated 99.9% of the Lending Fund's total units outstanding.

   NON-LENDING FUND

   Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 2001 held by 1 of the Non-Lending Fund's unitholders aggregated 98% of the Non-Lending Fund's total units outstanding.

   A transaction fee of .5% is charged on any contribution or withdrawal greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund. Such transaction fees are presented as a separate component of capital. For the year ended December 31, 2001 no participant transaction fees were charged.

5. FUTURES CONTRACTS

   The Fund may use futures contracts to manage exposure to the equity markets. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

   Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

   Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade.



                                    SAI-160

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                               DECEMBER 31, 2001


   Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.

6. OPTIONS CONTRACTS

   The Fund may purchase or write options contracts to manage exposure to the securities markets and to fluctuations in interest rates. Writing puts and buying calls tend to increase the Fund's exposure to the underlying instrument. Buying puts and writing calls tend to decrease the Fund's exposure to the underlying instrument held by the Fund, or hedge the fair value of other Fund investments.

   Exchange-traded options are valued using the last sale price or, in the absence of a sale, the last offering price. Options traded over-the-counter are valued using dealer-supplied valuations. Gain or loss is recognized when the option contract expires or is closed. When the Fund writes an option, the premium received is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from investments. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase, as a realized loss. When an option is exercised, the proceeds from the sale of the underlying security or the cost basis of the securities purchased is adjusted by the original premium received or paid.

   Options involve, to varying degrees, credit and market risks. Loss in value may arise from changes in the value of the underlying instruments. In writing a put option, the Fund assumes the risk of incurring a loss if the market price decreases and the option is exercised. Writing a call option will increase the risk of loss to the Fund, if the market price increases and the option is exercised. In addition, there is the risk that the Fund may not be able to enter into a closing transaction because of an illiquid secondary market for the contracts or if the counterparties do not perform in accordance with the contracts' terms.



                                    SAI-161

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Daily MSCI Japan Index Securities Lending Fund and State Street Bank and Trust Company
Daily MSCI Japan Index Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily MSCI Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Japan Index Fund at December 31, 2001, and the results of their operations, the changes in their net assets and each of their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
----------------------------------
PricewaterhouseCoopers LLP
February 22, 2002


                                    SAI-162

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 2001



----------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value, (including securities on loan of $37,699,439),
  (total cost $519,282,638) ..........................................................  $397,546,521
Foreign currency, at value (cost $3,310,465) .........................................     3,315,758
Foreign currency, segregated, at value (cost $2,122,304) .............................     1,944,822
Investments held as collateral for securities loaned .................................    39,793,315
Receivable for investments sold ......................................................       622,465
Receivable for open foreign currency contracts .......................................    41,103,445
Unrealized gain on open futures contracts ............................................       411,357
Dividends receivable .................................................................        74,910
Interest receivable ..................................................................        27,942
----------------------------------------------------------------------------------------------------
     Total assets ....................................................................   484,840,535
----------------------------------------------------------------------------------------------------
LIABILITIES
Payable for collateral on securities loaned ..........................................    39,793,315
Payable for Fund units redeemed ......................................................       201,843
Payable for open foreign currency contracts ..........................................    41,984,031
Accrued expenses .....................................................................        92,842
----------------------------------------------------------------------------------------------------
     Total liabilities ...............................................................    82,072,031
----------------------------------------------------------------------------------------------------
NET ASSETS ...........................................................................  $402,768,504
====================================================================================================
Daily MSCI Japan Index Securities Lending Fund
 (38,214,155 units outstanding, at $8.27 per unit net asset value) ...................  $315,869,058
Daily MSCI Japan Index Fund
 (10,513,182 units outstanding, at $8.27 per unit net asset value) ...................    86,899,446
----------------------------------------------------------------------------------------------------
                                                                                        $402,768,504
====================================================================================================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-163

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND



Combined Statement of Operations
Year ended December 31, 2001



-------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends (net of taxes withheld of $1,107,157) .............................................  $   6,273,887
 Interest ....................................................................................        840,154
 Securities lending fee income (net of related expenses), allocated to the Lending Fund ......        229,054
-------------------------------------------------------------------------------------------------------------
    Total investment income ..................................................................      7,343,095
-------------------------------------------------------------------------------------------------------------
EXPENSES
 Custody .....................................................................................        488,637
 Audit .......................................................................................         11,500
 Other .......................................................................................         11,127
-------------------------------------------------------------------------------------------------------------
    Total expenses ...........................................................................        511,264
-------------------------------------------------------------------------------------------------------------
    Net investment income (loss) .............................................................      6,831,831
-------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ...............................................................................   (155,828,208)
   Foreign currency transactions .............................................................     (5,903,809)
   Futures contracts .........................................................................     (7,513,716)
-------------------------------------------------------------------------------------------------------------
                                                                                                 (169,245,733)
-------------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ...............................................................................   (139,112,996)
   Foreign currency transactions .............................................................        616,451
   Futures contracts .........................................................................      2,520,873
-------------------------------------------------------------------------------------------------------------
                                                                                                 (135,975,672)
-------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) .....................................................   (305,221,405)
-------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..............................  $(298,389,574)
=============================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-164

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND



Combined Statement of Changes in Net Assets



                                                                                             YEAR ENDED DECEMBER 31,
                                                                                            2001                 2000
--------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) ......................................................    $    6,831,831       $   13,764,868
Net realized gain (loss) ..........................................................      (169,245,733)         (19,122,610)
Net change in unrealized appreciation (depreciation) ..............................      (135,975,672)        (514,234,360)
--------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ..................      (298,389,574)        (519,592,102)
--------------------------------------------------------------------------------------------------------------------------
Distributions of securities lending fee income allocated to the Lending Fund
 participants .....................................................................          (229,054)            (210,360)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions .....      (566,328,608)         (64,918,696)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets .............................................      (864,947,236)        (584,721,158)
NET ASSETS
 Beginning of year ................................................................     1,267,715,740        1,852,436,898
--------------------------------------------------------------------------------------------------------------------------
End of year .......................................................................    $  402,768,504       $1,267,715,740
==========================================================================================================================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-165

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND



Financial Highlights
(For a Unit of Participation Outstanding Throughout the Period)



                                                                          PERIOD ENDED DECEMBER 31,
                                                               ---------------------------------------------
                                                                  2001         2000        1999       1998(a)
------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of period .......................    $ 11.69      $ 16.35      $10.10      $10.00
------------------------------------------------------------------------------------------------------------
Net investment income (loss) (b)(c) ........................       0.09         0.13        0.15        0.00
Net realized and unrealized gain (loss) ....................      (3.50)       (4.78)       6.11        0.10
------------------------------------------------------------------------------------------------------------
Total from investment operations ...........................      (3.41)       (4.65)       6.26        0.10
Distributions of securities lending fee income (b) .........      (0.01)       (0.01)      (0.01)      (0.00)
------------------------------------------------------------------------------------------------------------
Net asset value, end of period .............................    $  8.27      $ 11.69      $16.35      $10.10
============================================================================================================
Total return (%)(d) ........................................     (29.21)      (28.45)      62.09        0.99
============================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%)(b)(e) ................................       0.05         0.04        0.03        0.00
------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%)(e) ......................       0.76         0.88        1.15        0.02
------------------------------------------------------------------------------------------------------------
Portfolio turnover (%)(b) ..................................      62.9         44.8         6.69        0.00
------------------------------------------------------------------------------------------------------------
Net assets, end of period (000,000s) .......................    $   316      $   404      $  491      $  146
============================================================================================================



(a) The Daily MSCI Japan Index Securities Lending Fund commenced operations on December 18, 1998.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(d) Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e)  Not annualized for the period ended December 31, 1998.







   The accompanying notes are an integral part of these financial statements.

                                    SAI-166

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Period)



                                                               PERIOD ENDED DECEMBER 31,
                                                    ----------------------------------------------
                                                       2001         2000        1999       1998(a)
--------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of period ............    $ 11.69      $ 16.35      $10.10      $10.00
--------------------------------------------------------------------------------------------------
Net investment income (loss) (b)(c) .............       0.08         0.12        0.14        0.00
Net realized and unrealized gain (loss) .........      (3.50)       (4.78)       6.11        0.10
--------------------------------------------------------------------------------------------------
Total from investment operations ................      (3.42)       (4.66)       6.25        0.10
--------------------------------------------------------------------------------------------------
Net asset value, end of period ..................    $  8.27      $ 11.69      $16.35      $10.10
==================================================================================================
Total return (%)(d) .............................     (29.26)      (28.48)      61.88        0.99
==================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%)(b)(e) .....................       0.05         0.04        0.03        0.00
--------------------------------------------------------------------------------------------------
Ratio of net investment (%)(e) ..................       0.70         0.84        1.07        0.02
--------------------------------------------------------------------------------------------------
Portfolio turnover (%)(b) .......................      62.9         44.8         6.69        0.00
--------------------------------------------------------------------------------------------------
Net assets, end of period (000,000s) ............    $    87      $   864      $1,361      $  626
==================================================================================================



(a)  The Daily MSCI Japan Index Fund commenced operation on December 18, 1998.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(d) Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e)  Not annualized for the period ended December 31, 1998.









   The accompanying notes are an integral part of these financial statements.

                                    SAI-167

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001



-----------------------------------------------------------------------------
                                                     SHARES          VALUE
-----------------------------------------------------------------------------
COMMON STOCK -- 94.4% (unless otherwise noted)
Acom Company ...................................     30,918      $  2,253,946
Aderans ........................................        100             2,954
Advantest ......................................     23,884         1,352,819
Aiful Corporation ..............................      6,561           424,712
Ajinomoto Company, Incorporated ................    172,195         1,682,516
All Nippon Airways Company, Limited ............     89,000           206,534
Alps Electric Company ..........................     49,774           338,159
Amada Company, Limited .........................     93,564           371,399
Amano Corporation ..............................     25,884           155,106
Aoyama Trading Co. .............................     18,812           179,504
Asahi Bank .....................................    781,503           489,185
Asahi Breweries ................................    134,382         1,209,438
Asahi Chemical Industry ........................    381,206         1,338,586
Asahi Glass Company, Limited ...................    280,540         1,659,683
Asatsu .........................................     14,245           278,376
Ashikaga Bank ..................................    168,210           154,085
Autobacs Seven .................................     10,555           245,746
Bank of Fukuoka Limited ........................    177,193           600,563
Bank of Yokohama Limited .......................    300,538         1,048,442
Banyu Pharmaceutical Company ...................     18,000           267,939
Bellsystem24 Inc ...............................         10             3,740
Benesse Corporation ............................     23,965           621,992
Bridgestone Corporation ........................    217,930         2,307,396
Canon Incorporated .............................    246,153         8,474,428
Capcom Co., Ltd. ...............................        100             2,649
Casio Computer Company .........................     75,656           328,035
Central Japan Railway ..........................        441         2,854,718
Chiba Bank .....................................     95,000           310,382
Chubu Electric Power ...........................     82,800         1,491,664
Chugai Pharmaceutical Company ..................     67,687           784,859
Chuo Trust & Banking Company, Limited ..........    226,956           225,224
Citizen Watch Company ..........................     85,618           426,783
Coca Cola West Japan Company, Limited ..........        100             1,798
Cosmo Oil Company ..............................        251               354
Credit Saison Company ..........................     40,512           788,592
CSK Corporation ................................     20,704           485,201
Dai Ichi Pharmaceutical Company ................     75,634         1,472,265
Dai Nippon Printing ............................    192,056         1,920,560
Daicel Chemical Industries Limited .............    101,529           298,387
Daiei Incorporated .............................    198,106           111,907
Daifuku Company ................................     32,857           132,933
Daikin Industries ..............................     59,666           935,982
Daikyo Inc. ....................................        784               461
Daimaru Inc. ...................................     75,676           304,437
Dainippon Ink & Chemicals Incorporated .........    220,965           315,423
Dainippon Screen ...............................     51,778           162,844
Daito Trust Construction .......................     30,726           470,272


   The accompanying notes are an integral part of these financial statements.

                                    SAI-168

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                   SHARES         VALUE
--------------------------------------------------------------------------------------------
Daiwa Bank Holdings ...........................................    567,385     $    355,157
Daiwa House Industry ..........................................    145,334          829,846
Daiwa Kosho Lease Co., Ltd. ...................................        807            1,848
Daiwa Securities ..............................................    352,343        1,853,163
Denki Kagaku Kogyo ............................................    127,423          295,699
East Japan Railway Company ....................................        954        4,609,786
Ebara Corporation .............................................     82,625          498,273
Eisai Company, Limited ........................................     77,654        1,932,458
Familymart Company, Limited ...................................        200            3,366
Fanuc Limited .................................................     50,391        2,146,426
Fast Retailing Company ........................................      4,500          400,534
Fuji Electric Company, Limited ................................      1,000            2,122
Fuji Machine Manufacturing Co. ................................     13,638          178,023
Fuji Photo Film Company, Limited ..............................    135,580        4,843,621
Fuji Soft ABC Inc. ............................................      9,059          360,977
Fuji Television Network Incorporated ..........................         91          367,473
Fujikura ......................................................    107,527          403,842
Fujisawa Pharmaceutical Company, Limited ......................     32,000          737,710
Fujitsu Limited ...............................................    500,425        3,644,316
Fujitsu Support And Service Incorporated ......................        100            1,656
Furukawa Electric .............................................    157,147          834,918
General Sekiyu KK .............................................     46,000          296,718
Gunma Bank ....................................................    141,338          647,350
Gunze Limited .................................................     65,697          237,713
Hankyu Department Stores ......................................     51,770          311,410
Haseko Corp. ..................................................         46                7
Hirose Electric ...............................................      9,550          651,004
Hitachi Limited ...............................................    842,962        6,177,431
Hitachi Software Engineering Company ..........................        100            3,374
Hitachi Zosen Corp. ...........................................    277,822          129,367
Hokuriku Bank Limited .........................................    190,129          207,545
Honda Motor Company ...........................................    218,814        8,735,857
House Food Corporation ........................................     31,855          261,406
Hoya Corporation ..............................................     30,701        1,835,029
Isetan Company ................................................     53,718          550,712
Ishihara Sangyo Kaisha ........................................    103,608          145,526
Ishikawajima Harima Heavy Industries Company, Limited .........    361,345          562,705
Ito En ........................................................        100            4,198
Ito Yokado Company ............................................    105,815        4,781,869
Itochu Corporation ............................................    377,183          852,261
Itochu Techno Scientific ......................................      4,400          182,046
Japan Airlines Company, Limited ...............................    350,733          840,688
Japan Energy Corporation ......................................    308,658          346,357
Japan Steel Works .............................................        554              347
Japan Tobacco Incorporated ....................................        393        2,475,000
JGC Corporation ...............................................     69,720          514,651
Joyo Bank .....................................................    241,878          670,242




   The accompanying notes are an integral part of these financial statements.

                                     SAI-169

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)             SHARES          VALUE
--------------------------------------------------------------------------------------
Jusco Company ...........................................     79,583      $  1,798,211
Kadokawa Shoten P .......................................         83             1,267
Kajima Corporation ......................................    253,776           689,651
Kaken Pharmaceutical ....................................     26,894           146,583
Kamigumi Co. ............................................     76,662           314,841
Kanebo ..................................................    142,382           217,377
Kaneka Corporation ......................................     80,550           491,294
Kansai Electric Power ...................................    233,663         3,347,981
Kao Corporation .........................................    162,216         3,374,340
Katokichi Co. ...........................................     15,232           243,014
Kawasaki Heavy Industries Limited .......................    386,175           353,748
Kawasaki Kisen ..........................................    164,289           219,470
Kawasaki Steel ..........................................    840,858           853,696
Keihin Electric Express Railway .........................    142,828           540,784
Keio Teito Electric Railway Company, Limited ............     84,000           413,588
Keyence Corporation .....................................      4,100           681,977
Kikkoman Corporation ....................................     54,751           296,324
Kinden Corporation ......................................     72,864           340,959
Kinki Nippon Railway ....................................    450,305         1,443,726
Kirin Brewery Co. .......................................    235,724         1,686,056
Kokuyo Company ..........................................     35,834           300,896
Komatsu .................................................    252,766           904,941
Komori Corp. ............................................     21,905           247,309
Konami Company, Limited .................................     30,756           913,289
Konica Corporation ......................................     98,542           579,969
Koyo Seiko Company ......................................     54,751           193,091
Kubota Corporation ......................................    337,206           885,488
Kuraray Company .........................................    106,537           680,698
Kureha Chemical Industry Co., Ltd. ......................        728             2,073
Kurita Water Industries Limited .........................     37,431           464,887
Kyocera Corporation .....................................     48,140         3,141,962
Kyowa Exeo Corp. ........................................     31,865           189,487
Kyowa Hakko Kogyo .......................................    104,459           495,981
Kyushu Electric Power Company, Limited ..................     53,300           768,171
Lawson ..................................................      6,200           177,481
Mabuchi Motor ...........................................      4,000           329,771
Maeda Road Construction Company .........................        876             2,782
Makino Milling ..........................................        888             2,373
Makita Corporation ......................................     42,803           211,401
Marubeni Corporation ....................................    410,096           247,310
Marui Company ...........................................     97,531         1,153,993
Matsushita Communication Industrial .....................     13,300           360,420
Matsushita Electric Industrial Company, Limited .........    549,475         7,059,286
Matsushita Electric Works Limited .......................     61,000           502,435
Meiji Milk Product ......................................     83,583           204,810
Meiji Seika Kaisha ......................................    107,504           430,837
Meitec ..................................................     11,149           272,342




   The accompanying notes are an integral part of these financial statements.

                                     SAI-170

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                     SHARES           VALUE
------------------------------------------------------------------------------------------------
Minebea Company ................................................      110,494      $    595,487
Mitsubishi Corporation .........................................      375,052         2,436,406
Mitsubishi Electric Corporation ................................      543,287         2,102,645
Mitsubishi Estate Company, Limited .............................      310,384         2,272,200
Mitsubishi Gas & Chemical Company, Limited .....................      134,396           187,744
Mitsubishi Heavy Industries Limited ............................      890,812         2,380,032
Mitsubishi Kasei Corporation ...................................      520,247         1,108,007
Mitsubishi Material Corporation ................................      307,579           420,280
Mitsubishi Paper Mills Ltd. ....................................       90,593           129,320
Mitsubishi Rayon Company, Limited ..............................      175,210           458,756
Mitsubishi Tokyo Finance .......................................        1,290         8,655,802
Mitsubishi Warehouse & Transportation Company, Limited .........       46,788           331,445
Mitsui & Company, Limited ......................................      400,031         1,981,833
Mitsui Engineering & Shipbuilding Company, Limited .............      230,038           228,282
Mitsui Fudosan Company .........................................      214,992         1,641,160
Mitsui Marine & Fire Insurance Company, Limited ................      390,000         1,830,916
Mitsui Mining & Smelting Company, Limited ......................      155,353           509,937
Mitsui OSK Lines Limited .......................................      102,000           205,557
Mitsui Petrochemical Industries Limited ........................       80,000           256,489
Mitsukoshi .....................................................      132,390           371,905
Mitsumi Electric Company, Limited ..............................          300             3,442
Mizuho Holdings ................................................        2,067         4,212,893
Mori Seiki Co. .................................................       26,880           161,075
Murata Manufacturing Company ...................................       68,190         4,091,400
Namco ..........................................................       15,332           292,595
NEC Corporation ................................................      437,606         4,466,254
New Oji Paper Company, Limited .................................      247,851           985,728
NGK Insulators Limited .........................................       95,544           708,193
NGK Spark Plug Company, Limited ................................       49,718           358,273
Nichiei Co. ....................................................           16               120
Nichii Company .................................................          614                 5
Nichirei Corporation ...........................................       86,604           192,380
Nikko Securities Company, Limited ..............................      188,000           839,542
Nikon Corporation ..............................................       98,537           758,961
Nintendo Company, Limited ......................................       33,831         5,926,881
Nippon Comsys Corp. ............................................       37,832           202,445
Nippon Densan ..................................................       13,520           712,122
Nippon Express Company .........................................      253,635           861,585
Nippon Light Metal Co. .........................................          210               111
Nippon Meat Packers ............................................       63,708           675,986
Nippon Oil Company, Limited ....................................      381,173         1,454,859
Nippon Sheet Glass .............................................      100,440           317,421
Nippon Shinpan Company, Limited ................................          608               761
Nippon Shokubai Company ........................................       53,768           192,908
Nippon Steel Corporation .......................................    1,720,549         2,482,319
Nippon Suisan ..................................................          658               914
Nippon Telegraph & Telephone Corporation .......................        2,264         7,379,603


   The accompanying notes are an integral part of these financial statements.

                                     SAI-171

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


---------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------------------------------------
Nippon Unipac Hold ................................        270      $  1,205,725
Nippon Yusen ......................................    325,446           981,307
Nippondenso Company ...............................    205,345         2,721,213
Nishimatsu Construction Company, Limited ..........     77,654           229,998
Nissan Motor Company, Limited .....................    892,974         4,737,534
Nisshin Flour Milling .............................     68,685           414,207
Nisshinbo Industries Incorporated .................     60,718           225,259
Nissin Food Products ..............................     28,634           559,565
Nitto Denko Corporation ...........................     41,489           959,631
NKK Corporation ...................................    431,000           305,977
NOF Corp. .........................................        737             1,446
Nomura Securities .................................    518,679         6,651,761
Noritake Company ..................................     44,805           170,327
NSK Limited .......................................    156,286           539,246
NTN Toyo Bearing Company, Limited .................    130,411           211,047
NTT Data Corporation ..............................        197           700,779
NTT Mobile Communications .........................        562         6,606,718
Obayashi Corporation ..............................    193,052           548,209
Oki Electric Industry Company, Limited ............     70,000           229,771
Okuma Corp. .......................................        840             1,186
Okumura Corp. .....................................     64,685           158,997
Olympus Optical Company, Limited ..................     63,666           916,110
Omron Corporation .................................     68,674           917,401
Onoda Cement Company, Limited .....................    263,712           400,601
Onward Kashiyama ..................................     39,784           382,048
Oracle Corporation Japan ..........................      4,700           287,023
Orient Corporation ................................        585               585
Oriental Land Company, Limited ....................     21,076         1,449,578
Orix Corporporation ...............................     21,792         1,952,962
Osaka Gas Company .................................    639,801         1,528,685
Oyo Corp. .........................................         62               572
Paris Miki Inc ....................................        100             2,626
Penta Ocean Construction Co., Ltd. ................        573               556
Pioneer Electronic ................................     47,574         1,038,638
Promise Company ...................................     28,010         1,515,961
Ricoh Company .....................................     88,000         1,639,084
Rohm Company ......................................     31,368         4,073,051
Sanden Corp. ......................................     39,817           117,019
Sankyo Company ....................................    107,430         1,841,071
Sanrio Company ....................................     21,500           169,866
Sanwa Shutter Corp. ...............................        722             1,565
Sanyo Electric Company ............................    473,631         2,237,997
Sapporo Breweries .................................     93,569           259,279
Secom Company .....................................     62,205         3,124,495
Sega Enterprises ..................................     34,200           682,695
Seino Transportation ..............................     41,815           169,814
Seiyu .............................................     93,664           195,193


   The accompanying notes are an integral part of these financial statements.

                                     SAI-172

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


----------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)             SHARES           VALUE
----------------------------------------------------------------------------------------
Sekisui Chemical .......................................      150,291      $    395,805
Sekisui House ..........................................      175,083         1,269,686
Seven Eleven Japan .....................................       57,469         2,096,960
Seventy Seven Bank .....................................      106,513           470,771
Sharp Corporation ......................................      285,575         3,341,881
Shimachu Co. ...........................................       14,339           197,024
Shimamura Co., Ltd. ....................................        7,455           438,195
Shimano Incorporated ...................................       37,923           431,338
Shimizu Corporation ....................................      206,998           701,581
Shin Etsu Chemical Company .............................      111,569         4,011,374
Shionogi & Company .....................................       92,864         1,587,904
Shiseido Company, Limited ..............................      110,595         1,022,371
Shizuoka Bank ..........................................      199,994         1,514,458
Sho-Bond Construction ..................................           67               588
Showa Denko KK .........................................      299,681           320,270
Showa Shell Sekiyu KK ..................................       74,521           395,928
Skylark Company ........................................       30,857           518,209
SMC Corporation ........................................       17,211         1,752,632
Snow Brand Milk ........................................       90,604           150,084
Softbank Corporation ...................................       70,882         1,147,098
Sony Corporation .......................................      242,852        11,104,454
Sumitomo Bank ..........................................    1,281,563         5,429,523
Sumitomo Chemical ......................................      372,984         1,267,007
Sumitomo Corporation ...................................      239,679         1,099,596
Sumitomo Electric Industries ...........................      180,069         1,257,734
Sumitomo Forestry ......................................       48,786           256,220
Sumitomo Heavy Industries Limited ......................      163,251            87,233
Sumitomo Metal Industries ..............................      997,376           319,769
Sumitomo Metal Mining ..................................      159,266           531,292
Sumitomo Osaka Cement ..................................      118,457           172,712
Sumitomo Realty & Development Company, Limited .........       53,000           242,748
Sumitomo Trust Banking Company, Limited ................      127,000           515,756
Suzuken Co Ltd .........................................          100             1,580
Taisei Corporation .....................................      268,772           582,681
Taisho Pharmaceutical Company, Limited .................       71,573         1,125,499
Taiyo Yuden Company ....................................       34,453           522,055
Takara Shuzo Company ...................................       60,722           510,806
Takashimaya Company ....................................       84,610           499,264
Takeda Chemical Industries Limited .....................      234,552        10,617,507
Takefuji Corporation ...................................       31,007         2,243,865
Takuma Co. .............................................       24,892           170,444
TDK Corporation ........................................       16,900           797,267
Teijin .................................................      239,830           920,874
Teikoku Oil Company ....................................       84,664           309,573
Terumo Corporation .....................................       55,632           721,093
Thk Company ............................................       13,900           202,876
Tobu Railway Company ...................................      238,892           629,143


   The accompanying notes are an integral part of these financial statements.

                                     SAI-173

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)             SHARES          VALUE
--------------------------------------------------------------------------------------
Toda Construction .......................................     89,598      $    246,224
Toei ....................................................        817             2,195
Toho Company ............................................      4,586           496,408
Tohoku Electric Power ...................................    132,760         1,822,156
Tokio Marine & Fire Insurance Company, Limited ..........    370,042         2,706,109
Tokyo Broadcasting ......................................     19,915           302,526
Tokyo Dome Corp. ........................................        797             1,758
Tokyo Electric Power ....................................    357,162         7,606,733
Tokyo Electron ..........................................     46,381         2,276,564
Tokyo Gas Company .......................................    742,509         1,989,471
Tokyo Style Company .....................................     28,880           247,795
Tokyu Corporation .......................................    290,579           876,173
Toppan Printing Company .................................    184,131         1,699,346
Toray Industries Incorpoated ............................    370,216           895,866
Toshiba Corporaton ......................................    850,353         2,921,060
Tosoh Corporation .......................................    166,237           323,591
Tostem Corporation ......................................     87,722         1,187,260
Toto ....................................................    103,323           492,953
Toyo Information ........................................     12,144           290,158
Toyo Seikan Kaisha Limited ..............................     51,816           662,137
Toyobo Company ..........................................    192,120           240,517
Toyoda Auto Loom ........................................     22,000           320,763
Toyoda Gosei ............................................        200             2,473
Toyota Motor Corporation ................................    827,461        20,970,767
Trans Cosmos Inc. .......................................      6,869           178,804
Trend Micro Incorporated ................................     13,000           307,634
Tsubakimoto Chain .......................................        757             1,734
UBE Industries Limited ..................................    233,934           230,362
Ufj Hldgs ...............................................        331           730,221
Uni-Charm ...............................................     16,007           334,803
UNY Company, Limited ....................................     52,759           536,450
Ushio Inc. ..............................................     15,000           169,580
Wacoal Corporation ......................................     42,811           341,181
West Japan Railway ......................................        141           630,733
World Co., Ltd. .........................................     13,834           417,132
Yakult Honsha ...........................................     48,778           364,904
Yamada Denki Company ....................................      3,600           252,824
Yamaha Corporation ......................................     57,734           427,496
Yamaichi Securities Company (a) .........................    117,000                 0
Yamanouchi Pharmaceutical Company, Limited ..............     95,546         2,523,581
Yamato Transport Company, Limited .......................    116,446         2,195,585
Yamazaki Baking Company .................................     60,722           333,276
Yasuda Fire & Marine Insurance Company, Limited .........    103,000           589,695
Yokogawa Electric .......................................     68,681           547,875
                                                                          ------------
                                                                           375,438,333
                                                                          ------------




   The accompanying notes are an integral part of these financial statements.

                                     SAI-174

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
----------------------------------------------------------------------------------
                                                        UNITS
                                                        -----
STATE STREET BANK AND TRUST COMPANY
COLLECTIVE INVESTMENT FUNDS -- 5.6%
SHORT TERM INVESTMENT FUND* .......................   22,108,188        22,108,188
----------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
 (COST $519,282,638) ..............................                   $397,546,521
==================================================================================



*   Collective investment fund advised by State Street Global Advisors.













   The accompanying notes are an integral part of these financial statements.

                                    SAI-175

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


(a)  Issuer filed for bankruptcy.

     At December 31, 2001, foreign currency balances totaling $1,944,822 were pledged to cover initial margin requirements for open futures contracts. The following futures contracts were open at December 31, 2001:



                   NUMBER OF
   FUTURES         CONTRACTS        NOTIONAL        MATURITY      UNREALIZED
  CONTRACTS      LONG/(SHORT)         COST            DATE        GAIN/(LOSS)
-------------   --------------   --------------   ------------   ------------
TOPIX Index          368          $28,275,478     March 2002       $411,357



     The following foreign currency contracts were open at December 31, 2001:





 SETTLEMENT          CONTRACTS               IN EXCHANGE           UNREALIZED
    DATE            TO DELIVER                   FOR               GAIN/(LOSS)
------------   ---------------------   -----------------------   --------------
3/05/02        USD       12,327,762    JPY      1,512,000,000      $ (748,417)
3/05/02        USD        3,844,131    JPY        475,000,000        (206,440)
3/05/02        USD        2,030,697    JPY        258,000,000         (54,856)
3/05/02        USD        2,354,049    JPY        300,000,000         (56,560)
3/05/02        USD       12,367,628    JPY      1,600,000,000        (114,353)
3/05/02        JPY      638,000,000    USD          5,072,349         186,355
3/05/02        JPY      545,000,000    USD          4,287,456         113,685
                                                                   ----------
                                                                   $ (880,586)
                                                                   ==========



CURRENCY LEGEND
---------------

JPY: Japanese Yen

USD: United States Dollar






   The accompanying notes are an integral part of these financial statements.

                                    SAI-176

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI JAPAN INDEX SECURITES LENDING FUND
                          DAILY MSCI JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2001

1. The following is a summary of significant accounting policies followed by each Fund in the preparation of its financial statements.

     The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of mangement estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

     A. SECURITY VALUATION
     Equity investments for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

     B. SECURITY TRANSACTIONS AND INVESTMENT INCOME
     Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date or as soon as the Fund is informed of the dividend. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis; interest earned on foreign currency accounts is recorded when the Trustee is first notified of the amount credited by the depository bank. Interest income includes accretion of discounts and amortization of premiums, if any.

     C. FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS
     The accounting records of the Fund are maintained in U.S. dollars. Foreign currency, investment securities, and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.

     Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

     The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against the foreign currency exposure of either specific transactions or portfolio positions. When entering into a forward foreign currency contract, the Fund agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed upon future date. Such contracts are valued based upon the difference in the forward exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.

     D. INCOME TAXES
     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

     E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION
     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit and the closing market value on the valuation date of the securities bought or sold. The cost or proceeds of securities bought or sold are recorded at the execution price. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. Market effect and transaction costs (which include brokerage commissions, taxes and other direct costs related to the transactions), are recorded as realized gain/loss.

     F. EXPENSES
     Under the Declaration of Trust, the Fund may pay certain expenses for services received, including but not limited to custody, stamp duty, and audit fees. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.

     G. DISTRIBUTIONS TO PARTICIPANTS
     Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending fees, if any, is distributed monthly to participants of the Lending Fund.

2. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

   The participants in the Daily MSCI Japan Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily MSCI Japan Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

   Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2001, the market value of securities loaned by the Lending Fund was $37,699,439 against which was held cash collateral of $39,793,315 and securities of $163,550. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Lending Fund.

   State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

3. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2001 were $590,260,047 and $1,155,191,550, respectively.



                                    SAI-177

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI JAPAN INDEX SECURITES LENDING FUND
                          DAILY MSCI JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

4. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:



                                                        YEAR ENDED DECEMBER 31,
                                    --------------------------------------------------------------
                                               2001                              2000
                                    ----------------------------      ----------------------------
                                       UNITS          AMOUNT             UNITS          AMOUNT
                                    -----------    -------------      -----------    -------------
   LENDING FUND
   Units issued ................     31,180,851    $ 323,619,569       26,012,090    $ 383,577,970
   Units redeemed ..............    (27,514,913)    (276,417,208)     (21,494,020)    (310,063,188)
                                    -----------    -------------      -----------    -------------
    Total ......................      3,665,938    $  47,202,361        4,518,070    $  73,514,782
                                    -----------    -------------      -----------    -------------
   NON-LENDING FUND
   Units issued ................      7,472,877    $  75,393,870       14,116,839    $ 212,567,898
   Units redeemed ..............    (70,817,765)    (688,924,839)     (23,495,149)    (351,001,376)
                                    -----------    -------------      -----------    -------------
    Total ......................    (63,344,888)   $(613,530,969)      (9,378,310)   $(138,433,478)
                                    -----------    -------------      -----------    -------------
   Net increase (decrease) .....    (59,678,950)   $(566,328,608)      (4,860,240)   $ (64,918,696)
                                    ===========    =============      ===========    =============



     LENDING FUND

     Units in excess of 10% of the Lending Fund units outstanding at December 31, 2001 held by 1 of the Lending Fund's unitholders aggregated 99.9% of the Lending Fund's total units outstanding.

     NON-LENDING FUND

     All of the Non-Lending Fund's units outstanding were held by one unitholder at December 31, 2001.

     A transaction fee of 0.35% is charged on any contribution or withdrawal greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund. Such transaction fees are presented as a separate component of capital. For the year ended December 31, 2001 no participant transaction fees were charged.

5. FUTURES CONTRACTS

     The Fund may use futures contracts to manage exposure to the equity markets. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

     Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

     Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.



                                    SAI-178

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund and State Street Bank and Trust Company
Daily MSCI Pacific Basin ex-Japan Index Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Fund at December 31, 2001, and the results of their operations, the changes in their net assets and each of their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
----------------------------------
PricewaterhouseCoopers LLP
February 22, 2002


                                    SAI-179

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 2001



--------------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value, (including securities on loan of $2,275,873),
  (cost $135,832,468) ....................................................................  $129,040,991
Foreign currency, at value (cost $3,160,634)..............................................     3,163,309
Foreign currency, segregated, at value (cost $1,010,221)..................................       975,033
Investments held as collateral for securities loaned .....................................     2,400,348
Receivable for open foreign currency contracts ...........................................     9,200,900
Unrealized gain on open futures contracts ................................................        98,831
Dividends receivable .....................................................................        56,892
Interest receivable ......................................................................         7,066
--------------------------------------------------------------------------------------------------------
     Total assets ........................................................................   144,943,370
--------------------------------------------------------------------------------------------------------
LIABILITIES
Payable for collateral on securities loaned ..............................................     2,400,348
Payable for Fund units redeemed ..........................................................        66,781
Payable for open foreign currency contracts ..............................................     9,199,310
Accrued expenses .........................................................................        36,271
--------------------------------------------------------------------------------------------------------
     Total liabilities ...................................................................    11,702,710
--------------------------------------------------------------------------------------------------------
NET ASSETS                                                                                  $133,240,660
========================================================================================================
Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund
 (9,768,025 units outstanding, at $10.70 per unit net asset Value) .......................  $104,503,937
Daily MSCI Pacific Basin ex-Japan Index Fund
 (2,686,033 units outstanding, at $10.70 per unit net asset value)........................    28,736,723
--------------------------------------------------------------------------------------------------------
                                                                                            $133,240,660
========================================================================================================








   The accompanying notes are an integral part of these financial statements.

                                    SAI-180

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Statement of Operations
December 31, 2001



-----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends (net of taxes withheld of $307,443) ...........................................    $  7,381,937
 Interest ................................................................................         348,776
 Securities lending fee income (net of related expenses), allocated to the Lending Fund ..          62,450
----------------------------------------------------------------------------------------------------------
    Total investment income ..............................................................       7,793,163
----------------------------------------------------------------------------------------------------------
EXPENSES
 Custody .................................................................................         155,591
 Audit ...................................................................................          14,500
 Stamp duty ..............................................................................             383
 Other ...................................................................................           7,330
----------------------------------------------------------------------------------------------------------
    Total expenses .......................................................................         177,804
----------------------------------------------------------------------------------------------------------
    Net investment income (loss) .........................................................       7,615,359
----------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ...........................................................................     (20,138,580)
   Foreign currency transactions .........................................................        (642,484)
   Futures contracts .....................................................................      (1,512,521)
----------------------------------------------------------------------------------------------------------
                                                                                               (22,293,585)
----------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................     (20,018,630)
   Foreign currency transactions .........................................................        (132,994)
   Futures contracts .....................................................................         159,438
----------------------------------------------------------------------------------------------------------
                                                                                               (19,992,186)
----------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) .................................................     (42,285,771)
----------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $(34,670,412)
----------------------------------------------------------------------------------------------------------







   The accompanying notes are an integral part of these financial statements.


                                    SAI-181

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Statement of Changes in Net Assets



                                                                                          YEAR ENDED DECEMBER 31,
                                                                                          2001               2000
--------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
 Net investment income (loss) ....................................................    $   7,615,359     $ 10,515,179
 Net realized gain (loss) ........................................................      (22,293,585)         892,048
 Net change in unrealized appreciation (depreciation) ............................      (19,992,186)     (69,528,511)
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations ..................      (34,670,412)     (58,121,284)
--------------------------------------------------------------------------------------------------------------------
Distributions of securities lending fee income allocated to the Lending Fund
 participants ....................................................................          (62,450)         (62,910)
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions ....     (165,984,977)     (18,266,701)
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets ............................................     (200,717,839)     (76,450,895)
NET ASSETS
 Beginning of year ...............................................................      333,958,499      410,409,394
--------------------------------------------------------------------------------------------------------------------
 End of year .....................................................................    $ 133,240,660     $333,958,499
====================================================================================================================







   The accompanying notes are an integral part of these financial statements.


                                    SAI-182

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND



Financial Highlights
(For a Unit of Participation Outstanding Throughout the Period)



                                                                         PERIOD ENDED DECEMBER 31,
                                                                -------------------------------------------
                                                                 2001         2000        1999       1998(a)
-----------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of period .......................    $11.85      $ 13.91      $ 9.97      $10.00
-----------------------------------------------------------------------------------------------------------
Net investment income (loss) (b)(c) ........................      0.34         0.37        0.41        0.00
Net realized and unrealized gain (loss) ....................     (1.48)       (2.42)       3.54       (0.03)
-----------------------------------------------------------------------------------------------------------
Total from investment operations ...........................     (1.14)       (2.05)       3.95       (0.03)
Distributions of securities lending fee income (b) .........     (0.01)       (0.01)      (0.01)      (0.00)
-----------------------------------------------------------------------------------------------------------
Net asset value, end of period .............................    $10.70      $ 11.85      $13.91      $ 9.97
===========================================================================================================
Total return (%)(d) ........................................     (9.65)      (14.76)      39.61       (0.30)
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%)(b)(e) ................................      0.07         0.05        0.07        0.00
Ratio of net investment income (%)(b)(e) ...................      3.12         2.97        3.49        0.00
Portfolio turnover (%)(b) ..................................     76.89        65.01       15.69        0.00
Net assets, end of period (000,000s) .......................    $  105      $   103      $  111      $   38
===========================================================================================================



(a) The Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund commenced operations on December 18, 1998.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(d) Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e)  Not annualized for the period ended December 31, 1998.






   The accompanying notes are an integral part of these financial statements.

                                    SAI-183

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND



Financial Highlights
(For a Unit of Participation Outstanding Throughout the Period)



                                                               PERIOD ENDED DECEMBER 31,
                                                     --------------------------------------------
                                                       2001         2000        1999       1998(a)
-------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of period .............    $11.85      $ 13.91      $ 9.97      $10.00
-------------------------------------------------------------------------------------------------
Net investment income (loss) (b)(c) ..............      0.33         0.36        0.40        0.00
Net realized and unrealized gain (loss) ..........     (1.48)       (2.42)       3.54       (0.03)
-------------------------------------------------------------------------------------------------
Total from investment operations .................     (1.15)       (2.06)       3.94       (0.03)
-------------------------------------------------------------------------------------------------
Net asset value, end of period ...................    $10.70      $ 11.85      $13.91      $ 9.97
=================================================================================================
Total return (%)(d) ..............................     (9.70)      (14.81)      39.52       (0.30)
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%)(b)(e) ......................      0.07         0.05        0.07        0.00
Ratio of net investment income (%)(b)(e) .........      3.06         2.90        3.40        0.00
Portfolio turnover (%)(b) ........................     76.89        65.01       15.69        0.00
Net assets, end of period (000,000s) .............    $   29      $   231      $  300      $  166
=================================================================================================



(a) The Daily MSCI Pacific Basin ex-Japan Index Fund commenced operations on December 18, 1998.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(d) Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e)  Not annualized for the period ended December 31, 1998.







   The accompanying notes are an integral part of these financial statements.

                                    SAI-184

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001



---------------------------------------------------------------------------------------
                                                             SHARES           VALUE
---------------------------------------------------------------------------------------
COMMON STOCK -- 92.5% (unless otherwise noted)
AUSTRALIA -- 50.0%
Amcor Limited .........................................      175,753      $    643,334
AMP Limited ...........................................      312,577         2,950,838
Aristocrat Leisure ....................................      117,411           396,716
Australia & New Zealand Banking Group Limited .........      208,292         1,899,064
Australian Gas & Light Company ........................       98,100           456,169
Australian Stock Exchange .............................       14,153            81,876
Boral Limited .........................................      157,629           265,497
Brambles Industries Limited ...........................      266,974         1,421,444
BRL Hardy Limited .....................................       21,526           121,774
Broken Hill Proprietary Company, Limited ..............    1,036,339         5,570,814
Coca Cola Amatil ......................................      160,551           491,603
Cochlear Limited ......................................       14,351           334,288
Coles Myer Limited ....................................      295,798         1,272,044
Colonial First Station ................................       59,659            66,277
Commercial Investments ................................      160,697           109,418
Commonwealth Bank of Australia ........................      348,258         5,338,022
Computershare Limited .................................      150,641           407,197
CRA Limited ...........................................       86,751         1,652,399
CSL Limited ...........................................       44,241         1,166,206
CSR Limited ...........................................      260,526           905,625
David Jones Limited ...................................      108,163            65,341
Energy Development ....................................          428             1,468
Erg Limited ...........................................      173,767            48,928
Erg Limited -- DFD ....................................       50,289            14,160
Fairfax & Roberts Limited .............................       71,801           141,263
Fosters Brewing Group .................................      556,198         1,383,863
Futuris Corporation, Limited ..........................      168,317           159,414
Gandel Retail Trust ...................................      354,587           211,483
General Property Trust ................................      494,257           716,089
Goodman Fielder Wattie Limited ........................      354,245           250,271
Grosvenor Trust .......................................      130,538           103,585
Harvey Norman Holding Npv .............................      103,457           214,507
ICI Australia Limited .................................       76,510           282,411
James Hardie Industries ...............................      107,183           328,850
Leighton Holdings Limited .............................       59,190           313,629
Lend Lease Corporation, Limited .......................      113,460           758,020
Macquarie Bank Limited ................................       26,616           510,323
Macquarie Infrastructure Group ........................      214,863           384,997
Mayne Nickless Limited ................................      215,518           759,101
Metway Bank Limited ...................................      106,285           763,409
MIM Holdings Limited ..................................      479,456           279,821
Mirvac Group ..........................................      169,046           334,922
National Australia Bank Limited .......................      433,705         7,074,043
Newcrest Mining Limited ...............................       77,627           164,528
News Corporation, Limited .............................      496,084         3,967,522
Nine Network Australia Limited ........................       18,227            91,447




   The accompanying notes are an integral part of these financial statements.

                                    SAI-185

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES           VALUE
----------------------------------------------------------------------------------
Normandy Mining Limited ...........................      492,187      $    456,075
Nrma Insurance Group ..............................      195,870           312,860
Onesteel ..........................................      127,795            72,229
Origin Energy .....................................       86,396           124,774
Pacific Dunlop Limited ............................      246,783           130,131
Paperlinx Limited .................................       89,174           222,374
QBE Insurance Group ...............................      145,530           572,191
Santos Limited ....................................      166,525           528,565
Schroders Property Fund ...........................      124,277           164,149
Sonic Healthcare Limited ..........................       32,119           131,547
Sons of Gwalia Limited ............................       34,681           132,984
Southcorp Holdings Limited ........................      174,453           674,300
Stockland Trust Group .............................      225,427           498,560
Tab ...............................................       70,001            97,477
Tab Corporation Holdings Limited ..................       72,709           366,278
Telstra Corporation ...............................    1,440,787         4,012,603
Transurban Group ..................................      147,573           330,380
Wesfarmers Limited ................................      101,000         1,602,398
Western Mining Corporation ........................      308,226         1,510,584
Westfield Holdings ................................       62,696           540,966
Westfield Trust -- New ............................       40,948            71,275
Westfield Trust ...................................      504,787           895,187
Westpac Banking Corporation .......................      489,051         3,944,573
Westralian Sands ..................................       60,180           137,101
Woodside Petroleum Limited ........................       65,321           447,809
Woolworths Limited ................................      288,913         1,662,497
Zimbabwe Platinum .................................       18,400             9,513
                                                                      ------------
                                                                        64,523,380
                                                                      ------------
HONG KONG -- 27.8%
Amoy Properties Limited ...........................      159,000           165,161
ASM Pacific Technologies ..........................       78,292           154,117
Bank of East Asia Limited .........................      396,052           853,270
Cathay Pacific Airways Limited ....................      598,484           767,499
Cheung Kong (Holdings) Limited ....................      224,000         2,326,795
Cheung Kong Infras ................................       63,000            98,162
CLP Holdings ......................................      620,593         2,367,658
Esprit Holdings ...................................      240,561           271,477
Giordano International Limited ....................      399,996           176,970
Hang Seng Bank Limited ............................      369,349         4,061,590
Henderson Land Development Company ................      286,169         1,302,795
Hong Kong & China Gas Company, Limited ............    1,240,739         1,527,484
Hong Kong Electric Holdings Limited ...............      206,500           767,968
Hong Kong Exchange ................................      144,000           218,830
Hutchison Whampoa Limited .........................      883,142         8,550,719
Hysan Development Company, Limited ................      227,450           228,971
Johnson Electric Holdings .........................      794,675           835,658
Li & Fung .........................................      635,921           713,570



   The accompanying notes are an integral part of these financial statements.

                                     SAI-186

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES           VALUE
----------------------------------------------------------------------------------
Mtr Corporation ...................................      180,000      $    235,449
New World Development Company, Limited ............      500,520           436,471
Pacific Century ...................................    3,564,096           982,682
Peregrine Investment Holdings (a) .................       45,000                 1
Qpl Intl Hldgs -- warrants ........................          224                11
Shangri-La Asia Limited ...........................      463,886           362,883
Sino Land Company, Limited ........................      747,310           297,090
South China Morning Post ..........................      406,385           255,364
Sun Hung Kai Properties Limited ...................      530,982         4,289,883
Swire Pacific Limited .............................      364,367         1,985,880
Television Broadcasting Limited ...................       90,375           391,733
Wharf Holdings Limited ............................      506,809         1,238,125
                                                                      ------------
                                                                        35,864,266
                                                                      ------------
NEW ZEALAND -- 1.9%
Auckland International ............................      116,965           176,330
Baycorp Advantage .................................          500             1,593
Carter Holt Harvey Limited ........................      378,505           267,968
Contact Energy Limited ............................      160,547           266,102
Fisher & Paykel Ap ................................       18,186            76,493
Fisher & Paykel Industries ........................       17,674           125,862
Fletcher Building .................................       96,648           118,332
Fletcher Challenge Forestry Limited ...............      247,678            22,692
Independent Newspapers Limited ....................          675             1,026
Sky City ..........................................       29,753            78,061
Telecom Corporation of New Zealand ................      498,825         1,038,678
Tower Limited .....................................          654             1,343
Warehouse Group ...................................       84,859           233,241
                                                                      ------------
                                                                         2,407,721
                                                                      ------------
SINGAPORE -- 12.8%
Allgreen Propertie ................................        2,000             1,116
Capitaland ........................................      448,774           454,485
Chartered Semi Conductors .........................      246,439           653,967
City Developments Limited .........................      182,511           597,992
Creative Technology ...............................       22,431           179,788
Cycle & Carriage Limited ..........................       63,686           106,230
Datacraft Asia ....................................       34,000            74,120
DBS Group Holdings Limited ........................      352,461         2,634,152
First Capital Corporation .........................       98,453            58,117
Fraser & Neave Limited ............................       72,362           297,834
Ges International .................................        2,000               612
Haw Par Brothers International Limited ............       54,920           120,756
Hotel Properties ..................................      128,339            88,965
Keppel Corporation, Limited .......................      185,379           285,121
Natsteel Limited ..................................        2,000               959
Neptune Orient Lines Limited ......................      332,640           174,742
Overseas Chinese Bank .............................      329,943         1,965,542



   The accompanying notes are an integral part of these financial statements.

                                     SAI-187

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES           VALUE
----------------------------------------------------------------------------------
Overseas Union Enterprise Limited .................       37,752      $    130,849
Parkway Holdings Limited ..........................      202,956           105,517
Sembcorp Industrie ................................      342,004           296,348
Sembcorp Logistics ................................        1,000               975
Sembcorp Marine ...................................        3,000             1,340
Singapore Airlines ................................      260,212         1,550,139
Singapore Exchange Limited ........................      103,000            69,169
Singapore Press Holdings ..........................      105,025         1,239,938
Singapore Technical Engineering ...................      613,854           781,238
Singapore Telecommunications ......................    1,772,979         1,689,923
SMRT Corporation Limited ..........................        3,000             1,162
St Assembly Test Services .........................        1,000             1,186
Straits Steamship Land Limited ....................        1,000               931
United Overseas Bank Limited ......................      334,662         2,301,764
United Overseas Land Limited ......................      173,139           158,465
Venture Manufacturing .............................       65,659           472,930
Wing Tai Holdings .................................      162,073            71,974
                                                                      ------------
                                                                        16,568,346
                                                                      ------------
TOTAL COMMON STOCK ................................                    119,363,713
                                                                      ------------




   The accompanying notes are an integral part of these financial statements.

                                    SAI-188

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------------------------
                                                                             SHARES           VALUE
------------------------------------------------------------------------------------------------------
PREFERRED STOCK -- 2.9%
AUSTRALIA -- 2.9%
News Corporation, Limited .............................................      559,700      $  3,739,326
                                                                                          ------------
NEW ZEALAND -- 0.0%
Fletcher Challenge Limited ............................................      494,414            45,298
                                                                                          ------------
TOTAL PREFERRED STOCK .................................................                      3,784,624
                                                                                          ------------
STATE STREET BANK AND TRUST COMPANY COLLECTIVE INVESTMENT FUNDS -- 4.6%
UNITED STATES -- 4.6%
SHORT TERM INVESTMENT FUND (B) ........................................    5,892,654         5,892,654
------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
 (COST $135,832,468) ..................................................                   $129,040,991
======================================================================================================






   The accompanying notes are an integral part of these financial statements.

                                    SAI-189

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


At December 31, 2001, foreign currency balances totaling $975,033 were pledged to cover initial margin requirements for open futures contracts. The following futures contracts were open at December 31, 2001:



                                  NUMBER OF
           FUTURES                CONTRACTS       NOTIONAL       MATURITY     UNREALIZED
          CONTRACTS             LONG/(SHORT)        COST           DATE       GAIN/(LOSS)
---------------------------     ------------    ----------       --------     -----------
Share Price Index 200               139         $5,976,363          Mar-02    $ 100,394
Hang Seng Stock Index                47         $3,441,634          Jan-02      (13,304)
MSCI Singapore Stock Index           56         $1,202,578          Jan-02       11,741
                                                                              ---------
                                                                              $  98,831
                                                                              =========




















   The accompanying notes are an integral part of these financial statements.


                                    SAI-190

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001



The following forward foreign currency contracts were open at December 31, 2000:





 SETTLEMENT         CONTRACTS            IN EXCHANGE         UNREALIZED
    DATE           TO DELIVER                FOR             GAIN (LOSS)
------------   -------------------   --------------------   ------------
3/5/02         USD      2,375,900    AUD       4,600,000     $ (30,744)
3/5/02         USD        661,141    AUD       1,300,000         1,620
3/5/02         USD      1,515,000    AUD       3,000,000        14,449
3/5/02         USD      1,013,600    AUD       2,000,000         6,033
3/5/02         AUD      1,200,000    USD         614,232         2,452
3/5/02         AUD      1,400,000    USD         721,980         8,237
3/5/02         USD      1,410,618    HKD      11,000,000          (364)
3/5/02         USD        897,528    HKD       7,000,000           (93)
                                                             ---------
                                                             $   1,590
                                                             =========



CURRENCY LEGEND
---------------

AUD:  Australian Dollar

HKD: Hong Kong Dollar

USD: United States Dollar

(a)  Issuer filed for bankruptcy.

(b)  Collective investment fund advised by State Street Global Advisors.








   The accompanying notes are an integral part of these financial statements.

                                    SAI-191

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
        DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
                  DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2001

1. The following is a summary of significant accounting policies followed by each Fund in the preparation of its financial statements.

     The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of mangement estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

     A. SECURITY VALUATION
     Equity investments for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

     B. SECURITY TRANSACTIONS AND INVESTMENT INCOME
     Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date or as soon as the Fund is informed of the dividend. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis; interest earned on foreign currency accounts is recorded when the Trustee is first notified of the amount credited by the depository bank. Interest income includes accretion of discounts and amortization of premiums, if any.

     C. FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS
     The accounting records of the Fund are maintained in U.S. dollars. Foreign currency, investment securities, and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.

     Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

     The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against the foreign currency exposure of either specific transactions or portfolio positions. When entering into a forward foreign currency contract, the Fund agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed upon future date. Such contracts are valued based upon the difference in the forward exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.

     D. INCOME TAXES
     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

     E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION
     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit and the closing market value on the valuation date of the securities bought or sold. The cost or proceeds of securities bought or sold are recorded at the execution price. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. Market effect and transaction costs (which include brokerage commissions, taxes and other direct costs related to the transactions), are recorded as realized gain/loss.

     F. EXPENSES
     Under the Declaration of Trust, the Fund may pay certain expenses for services received, including but not limited to custody, stamp duty, and audit fees. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.

     G. DISTRIBUTIONS TO PARTICIPANTS
     Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending fees, if any, is distributed monthly to participants of the Lending Fund.

2.   GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

     The participants in the Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily MSCI Pacific Basin ex-Japan Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

     Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2001, the market value of securities loaned by the Lending Fund was $2,275,873 against which was held cash collateral of $2,400,348 and securities of $16,184. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Lending Fund.

     State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

3.   INVESTMENT TRANSACTIONS

     Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2001 were $189,631,241 and $345,862,370, respectively.



                                    SAI-192

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
         DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITES LENDING FUND
                  DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

4.   UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:






                                                         YEAR ENDED DECEMBER  31,
                                       ------------------------------------------------------------
                                                   2001                              2000
                                       ----------------------------      --------------------------
                                         UNITS            AMOUNT            UNITS           AMOUNT
                                       ----------     -------------      ----------    ------------
   LENDING FUND
   Units issued ...................     8,947,758     $  97,322,451       6,901,592    $ 85,942,337
   Units redeemed .................    (7,839,044)      (83,412,259)     (6,195,577)    (76,731,466)
                                       ----------     -------------      ----------    ------------
                                        1,108,714     $  13,910,192         706,015    $  9,210,871
                                       ----------     -------------      ----------    ------------
   NON-LENDING FUND
   Units issued ...................     1,675,381     $  17,437,979       4,206,109    $ 52,207,133
   Units redeemed .................   (18,508,788)     (197,333,148)     (6,244,611)    (79,684,705)
                                      -----------     -------------      ----------    ------------
    Total .........................   (16,833,407)    $(179,895,169)     (2,038,502)   $(27,477,572)
                                      -----------     -------------      ----------    ------------
   Net increase (decrease) ........   (15,724,693)    $(165,984,977)     (1,332,487)   $(18,266,701)
                                      ===========     =============      ==========    ============



     LENDING FUND

     Units in excess of 10% of the Lending Fund units outstanding at December 31, 2001 held by 1 of the Lending Fund's unitholders aggregated 99% of the Lending Fund's total units outstanding.

     NON-LENDING FUND

     All of the Non-Lending Fund's units outstanding were held by one unitholder at December 31, 2001.

     A transaction fee of .80% is charged on any contribution or withdrawal greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund. Such transaction fees are presented as a separate component of capital. For the year ended December 31, 2001 no participant transaction fees were charged.

5. FUTURES CONTRACTS

     The Fund may use futures contracts to manage exposure to the equity markets. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

     Futures contractsare valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

     Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.



                                    SAI-193

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Government Corporate Bond Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Government Corporate Bond Fund at December 31, 2001, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
----------------------------------
PricewaterhouseCoopers LLP


March 1, 2002


                                    SAI-194

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CORPORATE BOND FUND



Statement of Assets and Liabilities
December 31, 2001



---------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value (cost $412,277,149)..............................  $443,212,066
Variation margin receivable .........................................................        28,035
Interest receivable .................................................................       509,251
Unrealized gain on open swap contracts ..............................................        12,076
---------------------------------------------------------------------------------------------------
   Total assets .....................................................................   443,761,428
---------------------------------------------------------------------------------------------------
LIABILITIES
Payable for investments purchased ...................................................     1,005,761
Accrued expenses ....................................................................           951
---------------------------------------------------------------------------------------------------
   Total Liabilities ................................................................     1,006,712
---------------------------------------------------------------------------------------------------
Net assets (equivalent to $16.80 per unit based on 26,355,113 units outstanding) ....  $442,754,716
===================================================================================================













   The accompanying notes are an integral part of these financial statements.

                                    SAI-195

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CORPORATE BOND FUND



Statement of Operations
December 31, 2001
--------------------------------------------------------------------------------



------------------------------------------------------------------------------------
INVESTMENT INCOME
 Interest ............................................................   $ 3,911,680
------------------------------------------------------------------------------------
   Total investment income ...........................................     3,911,680
------------------------------------------------------------------------------------
EXPENSES
 Custody .............................................................        10,717
 Audit ...............................................................        24,500
 Other ...............................................................         1,000
------------------------------------------------------------------------------------
   Total expenses ....................................................        36,217
------------------------------------------------------------------------------------
   Net investment income (loss) ......................................     3,875,463
------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments .......................................................    28,327,633
   Futures contracts .................................................       391,944
   Swap contracts ....................................................       553,618
   Written options ...................................................        62,969
------------------------------------------------------------------------------------
                                                                          29,336,164
------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments .......................................................     9,243,801
   Futures contracts .................................................      (520,717)
   Swap contracts ....................................................        12,076
------------------------------------------------------------------------------------
                                                                           8,735,160
------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) .............................    38,071,324
------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ......   $41,946,787
====================================================================================








   The accompanying notes are an integral part of these financial statements.



                                    SAI-196

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CORPORATE BOND FUND


Statement of Changes in Net Assets



                                                                                         YEAR ENDED DECEMBER 31,
                                                                                        2001                 2000
----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) ....................................................   $  3,875,463        $  247,335,384
Net realized gain (loss) ........................................................     29,336,164           (87,790,911)
Net change in unrealized appreciation (depreciation) ............................      8,735,160           149,172,273
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations .................     41,946,787           308,716,746
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions....   (136,768,706)       (4,578,784,160)
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets ...........................................    (94,821,919)       (4,270,067,414)
NET ASSETS
 Beginning of year ..............................................................    537,576,635         4,807,644,049
----------------------------------------------------------------------------------------------------------------------
 End of year ....................................................................   $442,754,716        $  537,576,635
======================================================================================================================



  The accompanying notes are an integral part of these financial statements.




                                    SAI-197

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CORPORATE BOND FUND


Financial Highlights
(For a Unit of Participant Outstanding Throughout the Year)





                                                                     YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------
                                                       2001       2000        1999        1998        1997
-----------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $15.47      $13.92      $14.18      $13.00      $11.85
Net investment income (loss) (a) ................      0.12        0.94        0.86        0.80        0.83
Net realized and unrealized gain (loss) .........      1.21        0.61       (1.12)       0.38        0.32
-----------------------------------------------------------------------------------------------------------
Total from investment operations ................      1.33        1.55       (0.26)       1.18        1.15
-----------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $16.80      $15.47      $13.92      $14.18      $13.00
===========================================================================================================
Total return (%) (b) ............................      8.60       11.14       (1.83)       9.09        9.70
===========================================================================================================
Ratio to Average Net Assets
Ratio of expenses (%) (c) .......................      0.01        0.02        0.01        0.01        0.01
-----------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) ..............      0.76        6.50        6.17        5.89        6.73
-----------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ..........................        65         734         824         478         294
-----------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $  443      $  538      $4,808      $4,644      $4,273
===========================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.













   The accompanying notes are an integral part of these financial statements.



                                    SAI-198

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001



-----------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                            VALUE
-----------------------------------------------------------------------------------------------------------------------------
                 DEBT INSTRUMENTS -- 10.0%
$  50,039,168    Asset Securitization Corporation IO Strip ..........................  1.07%       14-Apr-2029   $  2,664,085
    1,990,000    BMW Vehicle Lease Trust ............................................  6.67%       25-Oct-2003      2,073,642
   38,225,699    Chase Manhattan Bank-First Union National Bank IO Strip ............  0.31%       15-Aug-2031        784,009
    1,425,000    Citibank Credit Card Issuance Trust ................................  6.65%       15-May-2008      1,451,786
    4,978,419    CNH Equipment Test .................................................  7.34%       15-Feb-2007      5,245,038
   17,161,560    Credit Suisse First Boston Mortgage IO Strip .......................  0.93%       15-Dec-2008        898,236
    9,020,000    Credit Suisse First Boston Mortgage Securities Corp. IO Strip.......  1.94%       15-Aug-2034        964,689
      750,000    Detroit Edison Securitization Funding LLC ..........................  5.51%       01-Mar-2007        775,045
    1,879,000    Federal National Mortgage Association ..............................  5.26%       25-Aug-2027      1,897,790
      870,000    Financing Corp. .................................................... 10.35%       03-Aug-2018      1,252,818
      610,000    Financing Corp. ....................................................  9.40%       08-Feb-2018        814,844
   27,783,131    GE Capital Commercial Mortgage Corporation IO Strip ................  1.65%       15-Jan-2033      2,743,584
   14,740,000    GE Capital Commercial Mortgage Corporation IO Strip ................  1.05%       10-Jun-2038        943,065
    9,870,000    JP Morgan Chase Commercial Mortgage Securities Corp. IO Strip.......  1.18%       12-Oct-2035        650,038
   22,279,440    Morgan Stanley Dean Witter Capital IO Strip ........................  0.85%       15-Oct-2035        911,474
    2,870,000    Providian Master Trust .............................................  7.49%       17-Aug-2009      2,974,660
   15,413,497    Salomon Brothers Mortgage Secs VII Inc. IO Strip ...................  0.80%       15-Nov-2011        780,000
      772,651    Toyota Auto Receivables Owner Trust ................................  6.80%       15-Apr-2007        817,194
      100,000    United States Treasury Bills (a) ...................................  1.93%       24-Jan-2002         99,879
    1,250,000    United States Treasury Bond ........................................  5.38%       15-Feb-2031      1,231,638
    5,585,000    United States Treasury Bond ........................................  8.13%       15-May-2021      7,122,665
    3,600,000    United States Treasury Bond ........................................  8.13%       15-Aug-2021      4,597,056
    2,500,000    Washington Mutual ..................................................  5.42%       25-Sep-2031      2,525,488
-----------------------------------------------------------------------------------------------------------------------------

                 TOTAL DEBT INSTRUMENTS .............................................                              44,218,723
-----------------------------------------------------------------------------------------------------------------------------
SHARES
-----------------------------------------------------------------------------------------------------------------------------
                 STATE STREET BANK AND TRUST COMPANY -- 90.0%
                 COLLECTIVE INVESTMENT FUNDS
   10,145,831    Corporate Fund* ....................................................                            $114,769,645
   17,331,498    Government Fund* ...................................................                             196,556,523
    4,413,118    Intermediate Corporate Index Fund* .................................                              64,550,674
    1,460,457    Long Corporate Index Fund * ........................................                              20,887,462
    2,229,039    Short Term Investment Fund* ........................................                               2,229,039
-----------------------------------------------------------------------------------------------------------------------------
                 TOTAL COLLECTIVE INVESTMENT FUNDS ..................................                             398,993,343
-----------------------------------------------------------------------------------------------------------------------------
                 TOTAL INVESTMENTS -- 100%
                 (COST $412,277,149) ................................................                            $443,212,066
=============================================================================================================================



*     Collective investment funds advised by State Street Global Advisors






   The accompanying notes are an integral part of these financial statements.

                                    SAI-199

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CORPORATE BOND FUND

Schedule of Investments
Notes to Financial Statements
December 31, 2001 (Concluded)
--------------------------------------------------------------------------------


(a) At December 31, 2001, U.S. Treasury Bills with principle of $95,000 were pledged to cover initial margin requirements for open futures contracts. The following futures were open at December 31, 2001:



                          NUMBER OF
       FUTURES            CONTRACTS        NOTIONAL       MATURITY      UNREALIZED
      CONTRACTS         LONG/(SHORT)         COST           DATE        GAIN/(LOSS)
--------------------   --------------    ----------     ------------    -----------
U.S. Treasury Note           46          $4,874,012      March 2002     $ (37,543)
                                                                        =========



The following swap contract was open at December 31, 2001:



    CURRENT                                                                                    UNREALIZED
   NOTIONAL                                                                                   APPRECIATION
    AMOUNT       DESCRIPTION                                                                 (DEPRECIATION)
--------------   -----------                                                                ---------------
$10,000,000      Agreement with Goldman Sachs Capital Markets L.P. effective June 1,           $(95,738)
                 2001 and terminating June 1, 2002 to make monthly payments equal to 1 month Libor less 20 basis points multiplied by the Current Notional
                 Amount of $10,00,000; and to receive or make payments equal to the
                 Current Notional Amount multiplied by the month to date total return of the Lehman Brothers Commercial MBS Index.
$10,000,000      Agreement with Goldman Sachs Capital Markets, L.P. effective June 1,           107,814
                                                                                               --------
                 2001 and terminating June 1, 2002 to receive monthly payments equal to
                 1 month Libor plus 65 basis points multiplied by the Current Notional
                 Amount of $10,000,000, and to receive or make payments equal to the
                 Current Notional Amount multiplied by the month to date total return of the Lehman Brothers Long US Credit Index.
                                                                                               $ 12,076
                                                                                               ========



   The accompanying notes are an integral part of these financial statements.

                                    SAI-200

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                         GOVERNMENT CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001


1.   FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Government Corporate Bond Fund (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match or exceed the return of the Lehman Brothers Government Corporate Bond Index. State Street Bank is Trustee, custodian, and recordkeeper of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION

      Fixed income investments are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in collective investment funds or regulated investment companies are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any. Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.

   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit.

   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received, including but not limited to custody, administration and audit fees. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.



                                    SAI-201

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                         GOVERNMENT CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001



   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income and net realized gains are retained by the Fund.

   G. FUTURES CONTRACTS

      The Fund may use futures contracts to manage exposure to the bond market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

      Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

      Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.

   H. SWAP CONTRACTS

      The Fund uses swap contracts to gain exposure to different underlying investments and to gain exposure to markets that might be difficult to invest in through conventional securities. Swap contracts entered into by the Fund typically represent the exchange by the Fund with a counterparty of a commitment to pay interest at a variable rate for a cash flow based on the change in market price and/or total return (change in market price plus interest income) of the relevant bond index. Such contracts may have a term of one to ten years, but typically require periodic interim settlement in cash, at which time both the value of the index and the specified interest rate are reset for the next settlement period. During the period that the swap contract is open, the contract is marked-to-market as the net amount due to or from the Fund in accordance with the terms of the contract based on the closing level of the relevant index and interest accrual through valuation date. Changes in the value of the swap are reported as unrealized gains or losses in the Statement of Assets and Liabilities, while periodic cash settlements are reported as realized gains or losses in the Statement of Operations.

      Entering into a swap contract involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. Notional principal amounts are used to express the extent of involvement in the transactions, but are not delivered under the contracts. Accordingly, credit risk is limited to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the market risk arising from any change in index values or interest rates.



                                    SAI-202

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                         GOVERNMENT CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001



   I. OPTIONS CONTRACTS

      The Fund may purchase or write options contracts to manage exposure to the securities markets and to fluctuations in interest rates. Writing puts and buying calls tend to increase the Fund's exposure to the underlying instrument. Buying puts and writing calls tend to decrease the Fund's exposure to the underlying instrument held by the Fund, or hedge the fair value of other Fund investments.

      Exchange-traded options are valued using the last sale price or, in the absence of a sale, the last offering price. Options traded over-the-counter are valued using dealer-supplied valuations. Gain or loss is recognized when the option contract expires or is closed. When the Fund writes an option, the premium received is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from investments. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase, as a realized loss.

      Options involve, to varying degrees, credit and market risks. Loss in value may arise from changes in the value of the underlying instruments. In writing a put option, the Fund assumes the risk of incurring a loss if the market price decreases and the option is exercised. Writing a call option will increase the risk of loss to the Fund, if the market price increases and the option is exercised. In addition, there is the risk that the Fund may not be able to enter into a closing transaction because of an illiquid secondary market for the contracts or if the counterparties do not perform in accordance with the contracts' terms.

3.   INVESTMENT TRANSACTIONS

     Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2001 were $438,892,553 and $568,407,037, respectively.

4.   UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:






                                                            YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------------------------
                                                   2001                                2000
                                       ----------------------------      -------------------------------
                                          UNITS          AMOUNT             UNITS            AMOUNT
                                       -----------    -------------      ------------    ---------------
  Units issued ....................     10,626,856    $ 171,387,128        55,763,263    $   791,480,555
  Units redeemed ..................    (19,016,480)    (308,155,834)     (366,321,896)    (5,370,264,715)
                                       -----------    -------------      ------------    ---------------
  Net increase (decrease) .........     (8,389,624)   $(136,768,706)     (310,558,633)   $(4,578,784,160)
                                       ===========    =============      ============    ===============



     Units in excess of 10% of the Fund units outstanding at December 31, 2001 held by 3 of the Fund's unitholders aggregated 62% of the Fund's total units outstanding.

5.   NEW ACCOUNTING PRONOUNCEMENT

     In November 2000, the AICPA issued a revised Audit and Accounting Guide, Audits of Investment Companies, which is effective for fiscal years beginning after December 15, 2000. The revised Audit and Accounting Guide requires the Fund to classify as interest income any gains and losses realized on paydowns on mortgage-backed securities which had been included in realized gain/loss. Adopting this accounting principle does not affect the Fund's net asset value, but changes the classification of certain amounts between interest income and realized gain/loss in the Statement of Operations. The adoption of this principle is not material to the financial statements.



                                    SAI-203

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Short Term Investment Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Short Term Investment Fund at December 31, 2001, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
----------------------------------
PricewaterhouseCoopers LLP
January 25, 2002



                                    SAI-204

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND



Statement of Assets and Liabilities
December 31, 2001



----------------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at amortized cost ............................................  $34,675,867,460
Cash ....................................................................................              444
Interest ................................................................................      177,699,544
Other receivables .......................................................................           98,884
----------------------------------------------------------------------------------------------------------
     Total assets .......................................................................   34,853,666,332
----------------------------------------------------------------------------------------------------------
LIABILITIES
Distributions payable ...................................................................       74,609,223
Accrued expenses ........................................................................          543,485
----------------------------------------------------------------------------------------------------------
     Total liabilities ..................................................................       75,152,708
----------------------------------------------------------------------------------------------------------
Net assets (equivalent to $1.00 per unit based on 34,777,996,848 units outstanding) .....  $34,778,513,624
==========================================================================================================
























   The accompanying notes are an integral part of these financial statements.

                                    SAI-205

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND



Statement of Operations
Year ended December 31, 2001



-------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Interest ...............................................................    $1,534,471,736
-------------------------------------------------------------------------------------------
EXPENSES
 Audit ..................................................................            35,500
 Insurance ..............................................................         5,729,107
 Other ..................................................................            23,473
-------------------------------------------------------------------------------------------
     Total expenses .....................................................         5,788,080
-------------------------------------------------------------------------------------------
     Net investment income (loss) .......................................     1,528,683,656
-------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
Investments .............................................................           319,318
-------------------------------------------------------------------------------------------
                                                                                    319,318
-------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations .........    $1,529,002,974
===========================================================================================













   The accompanying notes are an integral part of these financial statements.

                                    SAI-206

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Statement of Changes in Net Assets






                                                                                    YEAR ENDED DECEMBER 31,
                                                                                    2001                2000
------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .............................................    $ 1,528,683,656      $ 1,864,928,501
Net realized gain (loss) .................................................            319,318               23,185
------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations .........      1,529,002,974        1,864,951,686
------------------------------------------------------------------------------------------------------------------
Distributions ............................................................     (1,528,683,656)      (1,864,928,501)
------------------------------------------------------------------------------------------------------------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant
 transactions ............................................................      7,250,708,768        4,568,901,576
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets ....................................      7,251,028,086        4,568,924,761
NET ASSETS
 Beginning of year .......................................................     27,527,485,538       22,958,560,777
------------------------------------------------------------------------------------------------------------------
 End of year .............................................................    $34,778,513,624      $27,527,485,538
==================================================================================================================











   The accompanying notes are an integral part of these financial statements.

                                    SAI-207

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout Each Year)



                                                                             YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------------------------------
                                                        2001            2000            1999            1998           1997
--------------------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............   $      1.00    $      1.00      $     1.00     $      1.00     $      1.00
--------------------------------------------------------------------------------------------------------------------------------
Net investment income (loss) ....................        0.0437         0.0643          0.0522          0.0551          0.0563
Net realized and unrealized gain (loss) (a) .....        0.0000         0.0000          0.0000          0.0000          0.0000
--------------------------------------------------------------------------------------------------------------------------------
Total from investment operations ................        0.0437         0.0643          0.0522          0.0551          0.0563
Distributions from net investment income ........        0.0437         0.0643          0.0522          0.0551          0.0563
--------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................   $      1.00    $      1.00      $     1.00     $      1.00     $      1.00
================================================================================================================================
Total return (%) (b) ............................          4.46           6.63            5.35            5.65            5.77
================================================================================================================================
Ratios to Average Net Assets
Ratio of expenses (%) ...........................          0.02           0.00(c)         0.00(c)         0.00(c)         0.00(c)
--------------------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) ..............          4.37           6.43            5.22            5.51            5.63
--------------------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000's) .................   $34,778,514    $27,527,486     $22,958,561     $20,508,724     $18,563,057
================================================================================================================================



(a) Zero amounts represent that which are less than $0.00005 or ($0.00005) if negative.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. It assumes reinvestment of distributions and includes only those expenses charged directly to the Fund.

(c)  Rounds to less than .005%.









   The accompanying notes are an integral part of these financial statements.

                                    SAI-208

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001



--------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                VALUE
--------------------------------------------------------------------------------------------------------------------
                     SHORT TERM INSTRUMENTS -- 93.5%
 $     365,000,000   Abbey National Number America .....................  2.01%     07-Jan-2002    $   364,859,500
       100,000,000   Abbey National Treasury Services PLC ..............  2.01%     20-May-2002         99,980,893
       185,000,000   Abbey National Treasury Services PLC ..............  1.94%     16-May-2002        184,917,361
        25,000,000   ABN Amro Bank NV ..................................  3.70%     30-Aug-2002         25,011,998
       100,000,000   Amsterdam Funding Corporation .....................  2.32%     11-Jan-2002         99,935,556
        90,000,000   Amsterdam Funding Corporation .....................  2.32%     14-Jan-2002         89,924,600
        50,000,000   Amsterdam Funding Corporation .....................  1.90%     04-Mar-2002         49,836,389
        50,000,000   Amsterdam Funding Corporation .....................  1.82%     22-Mar-2002         49,797,778
       100,511,000   Asset Portfolio Funding Corporation ...............  2.05%     15-Feb-2002        100,253,441
       100,000,000   Asset Securitization Corporation ..................  1.99%     08-Jan-2002        100,000,000
       215,000,000   Asset Securitization Corporation ..................  1.85%     16-Jan-2002        215,000,000
       215,000,000   Assets Securitization Cooperative .................  1.88%     22-Jan-2002        215,000,000
        50,000,000   Australia & NZ Banking Group ......................  2.62%     23-Sep-2002         50,024,934
       400,000,000   Bank of America Corporation .......................  2.41%     28-Mar-2002        400,000,000
       114,000,000   Bank of Nova Scotia ...............................  3.73%     12-Aug-2002        113,989,797
       150,000,000   Bank of Novia Scotia Euro CD ......................  2.06%     20-Feb-2002        150,002,072
        50,000,000   Bank of Scotland ..................................  3.60%     10-Sep-2002         50,000,000
       200,000,000   Bank of Scotland ..................................  3.43%     11-Mar-2002        200,000,000
       275,000,000   Bank of Scotland ..................................  2.45%     07-Oct-2002        274,960,901
       250,000,000   Bank of Scotland ..................................  2.00%     04-Feb-2002        250,004,706
       100,000,000   Bank of Scotland ..................................  1.88%     07-May-2002        100,000,000
       100,000,000   Bank of Scotland ..................................  1.88%     06-Jun-2002        100,000,000
        25,000,000   Bank of Scotland ..................................  1.86%     13-May-2002         24,981,790
       200,000,000   Bank One N A Chicago Illinois .....................  1.87%     11-Feb-2002        200,000,000
       150,000,000   Barclays Bank PLC .................................  4.89%     28-Feb-2002        149,997,698
        50,000,000   Barclays Bank PLC .................................  4.31%     24-Apr-2002         50,005,865
        50,000,000   Barclays Bank PLC .................................  4.29%     25-Apr-2002         50,002,958
       100,000,000   Barclays Bank PLC .................................  3.37%     13-Sep-2002        100,563,551
       250,000,000   Barclays Bank PLC .................................  1.78%     01-Jan-2002        249,998,666
       169,142,000   Barton Capital Corporation ........................  1.95%     11-Jan-2002        169,050,381
       158,658,000   Bavaria Trr Corporation Cp Years 1+2 ..............  2.20%     29-Jan-2002        158,386,519
       150,550,000   Bayerische Hypotheken Und .........................  2.04%     20-Feb-2002        150,123,442
       250,000,000   Bayerische Hypotheken Und .........................  1.81%     21-Mar-2002        250,000,000
       400,000,000   Bayerische Hypotheken Wechsel .....................  2.30%     22-Jan-2002        400,000,000
       150,000,000   Bayerische Hypotheken Wechsel .....................  1.92%     11-Feb-2002        150,003,400
       210,000,000   Bayerische Landesbank .............................  2.46%     04-Mar-2002        210,003,520
       325,000,000   Bayerische Landesbank .............................  2.06%     01-Jan-2002        324,866,305
       250,000,000   Bellsouth Telecommunications ......................  2.01%     04-Jan-2002        250,000,000
        50,000,000   Blue Ridge Asset ..................................  1.97%     08-Jan-2002         49,980,847
       124,364,000   Blue Ridge Asset ..................................  1.95%     09-Jan-2002        124,310,109
       300,000,000   Canadian Imperial Bank Commerce New York ..........  1.77%     01-Jan-2002        299,993,076
       250,000,000   Canadian Imperial Bank Commerce New York ..........  1.77%     01-Jan-2002        249,996,032
        25,000,000   Canadian Imperial Bank of Commerce ................  4.27%     23-Apr-2002         24,999,887
       170,000,000   Canadian Imperial Bank of Commerce ................  4.11%     10-May-2002        169,991,229
       100,000,000   Canadian Imperial Bank of Commerce ................  3.42%     21-Feb-2002        100,135,421
       100,000,000   Canadian Imperial Bank of Commerce (NY) ...........  4.30%     01-May-2002         99,996,806
       100,000,000   Canadian Imperial Bank of Commerce (NY) ...........  2.50%     15-Oct-2002         99,992,226
       170,000,000   Canadian Imperial Bank of Commerce (NY) ...........  2.49%     15-Oct-2002        169,986,782
       100,000,000   Cba Delaware Finance Incorporated .................  2.27%     22-Jan-2002         99,867,583
        75,000,000   Centex Home Mortgage Llc Extend ...................  2.10%     22-Feb-2002         74,772,500
       400,000,000   Chase Manhattan Bank USA ..........................  2.25%     18-Jan-2002        400,000,000
       400,000,000   Chase Manhattan Bank USA ..........................  1.75%     11-Mar-2002        400,000,000
       200,000,000   Chase Manhattan Bank USA ..........................  1.75%     12-Mar-2002        200,000,000
       100,000,000   Ciesco L P ........................................  2.06%     19-Feb-2002         99,719,611



   The accompanying notes are an integral part of these financial statements.

                                     SAI-209

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                              VALUE
------------------------------------------------------------------------------------------------------------------
                     SHORT TERM INSTRUMENTS (CONTINUED)
 $      50,000,000   Citibank NA .....................................  2.00%     19-Feb-2002    $    50,000,000
        50,000,000   Citibank NA New York ............................  1.94%     04-Mar-2002         50,000,000
       350,000,000   Citigroup Incorporated ..........................  1.91%     14-Jan-2002        350,000,000
       178,000,000   Comerica Bank ...................................  1.89%     25-Jan-2002        178,000,000
       125,000,000   Comerica Bank ...................................  1.87%     26-Jan-2002        124,997,010
       185,000,000   Comerica Bank ...................................  1.86%     19-Jan-2002        184,995,751
       400,000,000   Commerzbank AG ..................................  2.30%     12-Apr-2002        400,000,000
       200,000,000   Corporate Asset Fund ............................  2.06%     19-Feb-2002        199,439,222
       100,000,000   Corporate Asset Fund ............................  1.90%     07-Mar-2002         99,656,944
       651,560,000   Credit Suisse Fb Grand Cayman ...................  1.00%     02-Jan-2002        651,560,000
        50,000,000   Cregem Incorporated NA ..........................  2.06%     28-Feb-2002         49,834,056
       100,000,000   Cxc Incorporated Yrs 3+4 144A ...................  2.25%     08-Jan-2002         99,956,250
       100,000,000   Cxc Incorporated Yrs 3+4 144A ...................  2.22%     24-Jan-2002         99,858,167
        50,000,000   Cxc Incorporated Yrs 3+4 144A ...................  2.20%     14-Jan-2002         49,960,278
       100,000,000   Cxc Incorporated Yrs 3+4 144A ...................  2.20%     15-Jan-2002         99,914,444
       100,000,000   Cxc Incorporated Yrs 3+4 144A ...................  1.90%     05-Mar-2002         99,667,500
        50,000,000   Danske Corporation ..............................  2.46%     15-Oct-2002         49,984,250
        40,000,000   Den Danske Corporation ..........................  3.61%     14-Jan-2002         39,947,856
       100,000,000   Den Danske Corporation ..........................  3.38%     11-Mar-2002         99,352,167
       150,000,000   Den Danske Corporation ..........................  2.25%     18-Jan-2002        149,840,625
       175,000,000   Den Danske Corporation ..........................  1.87%     21-Jun-2002        173,445,563
        80,000,000   Deutsche Bank AG ................................  4.05%     13-May-2002         79,997,183
       300,000,000   Deutsche Bank Canada ............................  1.75%     01-Jan-2002        299,983,056
       200,000,000   Dexia Bank ......................................  4.05%     13-May-2002        199,992,958
       100,000,000   Dexia Bank ......................................  4.05%     13-May-2002         99,994,719
       196,000,000   Dexia Clf Finance Company .......................  2.04%     20-Feb-2002        195,444,667
       300,000,000   Dexia Credit Local De Fractional Paris ..........  2.24%     29-Jan-2002        300,000,000
       200,000,000   Dexia Delaware ..................................  2.15%     29-Jan-2002        199,665,556
       170,000,000   Dresdner Bank ...................................  1.90%     11-Mar-2002        170,028,867
       150,000,000   Dresdner Bank ...................................  1.88%     05-Mar-2002        150,005,175
        25,000,000   Dresdner Bank ...................................  1.88%     13-May-2002         24,982,698
        50,000,000   Dresdner Bank ...................................  1.80%     18-Mar-2002         49,998,921
       250,000,000   Edison Asset Securitization .....................  2.22%     25-Jan-2002        249,630,000
       150,000,000   Edison Asset Securitization .....................  2.20%     18-Jan-2002        149,844,167
       200,000,000   Edison Asset Securitization .....................  2.14%     25-Jan-2002        199,714,667
       300,000,000   Edison Asset Securitization .....................  1.82%     20-Mar-2002        298,817,000
        25,000,000   Federal Home Loan Bank ..........................  2.50%     01-Oct-2002         25,000,000
       100,000,000   Federal Home Loan Bank ..........................  1.96%     05-Jan-2002        100,000,000
       200,000,000   Federal Home Loan Bank ..........................  1.73%     15-Jan-2002        199,992,761
       100,000,000   Federal Home Loan Bank ..........................  1.72%     15-Mar-2002         99,651,222
        30,000,000   Federal Home Loan Mortgage Corp. ................  4.57%     28-Feb-2002         29,779,117
        90,000,000   Federal Home Loan Mortgage Corp. ................  3.33%     28-Feb-2002         89,517,150
       100,000,000   Federal Home Loan Mortgage Corp. ................  1.81%     27-Feb-2002         99,713,417
        80,000,000   Federal National Mortgage Association ...........  4.60%     08-Feb-2002         79,611,556
        70,000,000   Federal National Mortgage Association ...........  4.58%     22-Feb-2002         69,536,911
        75,000,000   Federal National Mortgage Association ...........  3.82%     17-May-2002         73,917,667
       100,000,000   Federal National Mortgage Association ...........  3.35%     31-Jan-2002         99,720,833
       100,000,000   Federal National Mortgage Association ...........  2.34%     28-Mar-2002         99,441,000
       118,945,000   Federal National Mortgage Association ...........  2.33%     28-Mar-2002        118,284,360
       350,000,000   Federal National Mortgage Association ...........  2.24%     17-Jan-2002        349,652,333
       150,000,000   Federal National Mortgage Association ...........  2.04%     23-May-2002        148,793,000
       100,000,000   Federal National Mortgage Association ...........  1.99%     21-Feb-2002         99,718,083
       100,000,000   Federal National Mortgage Association ...........  1.97%     03-Jun-2002         99,162,750




   The accompanying notes are an integral part of these financial statements.

                                     SAI-210

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-----------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                            VALUE
-----------------------------------------------------------------------------------------------------------------
                  SHORT TERM INSTRUMENTS (CONTINUED)
 $   50,000,000   Federal National Mortgage Association .............  1.73%     18-Mar-2002    $    50,000,000
    125,000,000   Federal National Mortgage Association .............  1.68%     14-Mar-2002        124,580,000
     92,000,000   Federal National Mortgage Association .............  3.64%     28-Jun-2002         90,344,204
     45,000,000   Federal National Mortgage Association .............  3.45%     23-Aug-2002         43,990,875
     80,000,000   First Tennessee Bank NA ...........................  2.21%     25-Jan-2002         80,000,000
    100,000,000   Firstar Bank Na Milwaukee Wi ......................  4.04%     13-May-2002         99,996,479
    125,000,000   Firststar Bank NA Milwaukee Wi ....................  4.50%     18-Apr-2002        124,955,636
     78,200,000   Ford Motor Credit Company .........................  2.47%     29-Jan-2002         78,175,368
     88,185,000   Ford Motor Credit Company .........................  2.32%     25-Feb-2002         88,177,945
     91,500,000   Ford Motor Credit Company .........................  2.25%     20-Feb-2002         91,459,741
     85,000,000   Ford Motor Credit Company .........................  2.18%     04-Jun-2002         84,974,892
     50,000,000   Ford Motor Credit Company .........................  2.15%     10-Feb-2002         49,977,843
    140,980,000   Ford Motor Credit Company .........................  2.05%     19-Mar-2002        140,964,849
    254,335,000   Ford Motor Credit Company .........................  2.72%     16-Jan-2002        254,428,436
    175,000,000   Fortis Bank Amsterdam .............................  2.10%     28-Feb-2002        175,000,000
    150,000,000   GE Capital International Funding ..................  2.25%     25-Jan-2002        149,775,000
     15,000,000   General Electric Capital Corporation ..............  3.82%     30-Jul-2002         15,000,000
    250,000,000   General Electric Capital Corporation ..............  2.08%     25-Apr-2002        248,353,333
    250,000,000   General Electric Capital Corporation ..............  2.08%     24-May-2002        247,934,444
    300,000,000   General Electric Capital Corporation ..............  2.05%     14-Feb-2002        299,248,333
    100,000,000   General Electric Capital Corporation ..............  1.89%     28-Feb-2002         99,695,500
     20,000,000   Giro Funding United States Corporation ............  2.35%     16-Jan-2002         19,980,417
    162,423,000   Giro Funding United States Corporation ............  2.30%     14-Jan-2002        162,288,099
    146,819,000   Giro Funding United States Corporation ............  2.28%     22-Jan-2002        146,623,731
     34,556,000   Giro Funding United States Corporation ............  2.28%     25-Jan-2002         34,503,475
     60,000,000   Giro Multi Funding Corp. ..........................  1.90%     07-Feb-2002         59,882,833
    200,000,000   Halifax ...........................................  2.48%     01-Feb-2002        200,008,540
    150,000,000   Halifax ...........................................  2.45%     01-Mar-2002        149,999,919
    100,000,000   Halifax ...........................................  2.17%     30-Jan-2002        100,000,791
    150,000,000   Halifax ...........................................  1.81%     21-Mar-2002        150,000,000
    100,000,000   Harris Trust & Savings Bank .......................  2.43%     07-Oct-2002         99,992,438
    145,000,000   Holmes Financing PLC ..............................  1.91%     15-Jan-2002        145,000,000
    200,000,000   ING Bank ..........................................  3.63%     25-Jan-2002        200,000,000
     85,000,000   ING Bank ..........................................  3.60%     10-Sep-2002         85,000,000
    100,000,000   ING Bank ..........................................  2.28%     02-Apr-2002        100,000,000
     50,000,000   ING Bank ..........................................  1.91%     11-Feb-2002         50,000,000
    150,000,000   ING Bank ..........................................  1.91%     20-Jun-2002        150,000,000
    200,000,000   ING Bank ..........................................  1.89%     07-Jun-2002        200,000,000
    300,000,000   ING Bank ..........................................  1.89%     21-Jun-2002        300,000,000
     50,000,000   JP Morgan & Co., Inc. .............................  2.51%     28-Jan-2002         50,010,556
    145,625,000   Jupiter Section ...................................  2.30%     22-Jan-2002        145,429,620
     50,000,000   Jupiter Section ...................................  2.09%     07-Jan-2002         49,982,583
    100,000,000   Jupiter Section ...................................  2.04%     30-Jan-2002         99,835,667
     60,015,000   Jupiter Section ...................................  1.94%     04-Mar-2002         59,814,483
    300,000,000   Kbc Financial Prods Int Limited Discount ..........  1.90%     07-Feb-2002         99,414,167
    120,000,000   KeyBank National Association ......................  1.82%     01-Jan-2002        120,000,000
    200,000,000   Landesbank Baden Wuerttemberg .....................  3.48%     19-Feb-2002        200,000,000
    100,000,000   Landesbank Baden Wuerttemberg .....................  2.31%     22-Jan-2002        100,000,290
    250,000,000   Landesbank Baden Wuerttemberg .....................  2.30%     22-Jan-2002        250,000,000
    200,000,000   Landesbank Baden Wuerttemberg .....................  2.24%     28-Jan-2002        200,010,343
    180,000,000   Landesbank Baden Wuerttemberg .....................  2.15%     28-May-2002        180,108,661
    100,000,000   Landesbank Baden Wuerttemberg .....................  1.90%     05-Jun-2002         99,999,914
     50,000,000   Landesbank Hessen Thuringen .......................  2.15%     29-Apr-2002         50,001,624




   The accompanying notes are an integral part of these financial statements.

                                     SAI-211

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


--------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                         VALUE
--------------------------------------------------------------------------------------------------------------
                   SHORT TERM INSTRUMENTS (CONTINUED)
 $   167,000,000   Landesbank Hessen Thuringen ...................  2.14%     28-May-2002    $   167,174,965
     100,000,000   Landesbank Hessen Thuringen ...................  1.95%     16-May-2002         99,959,042
     100,000,000   Landesbank Hessen Thuringen ...................  1.86%     07-Mar-2002        100,000,000
     200,000,000   Lloyds Bank ...................................  2.49%     25-Feb-2002        200,011,641
     200,000,000   Lloyds Bank ...................................  1.89%     05-Jun-2002        200,008,363
     100,000,000   Lloyds Bank ...................................  1.89%     06-Jun-2002        100,000,000
     100,000,000   Lloyds Bank PLC ...............................  5.13%     20-Feb-2002         99,997,360
     200,000,000   Lloyds Bank PLC ...............................  2.28%     22-Jan-2002        199,734,000
      50,000,000   Lloyds Bank PLC New York ......................  4.10%     14-May-2002         49,998,227
      98,000,000   MBNA Master Credit Card Trust .................  2.37%     09-Jan-2002         97,948,387
      55,000,000   MBNA Master Credit Card Trust .................  2.37%     17-Jan-2002         54,942,067
     129,000,000   MBNA Master Credit Card Trust .................  2.10%     15-Feb-2002        128,661,375
     100,000,000   Merita Bank Plc, New York .....................  2.44%     01-Apr-2002        100,000,000
     100,000,000   Merita London .................................  2.34%     18-Jan-2002        100,001,850
     200,000,000   Merita London .................................  2.32%     22-Jan-2002        200,002,320
     250,000,000   Merita London .................................  2.26%     28-Jan-2002        250,001,864
      44,517,000   Montana Blanc Capital Corporation .............  2.10%     07-Jan-2002         44,501,419
     130,000,000   Montana Blanc Capital Corporation .............  2.05%     24-Jan-2002        129,829,736
      50,000,000   National Australia Bank Ltd. ..................  4.32%     24-Apr-2002         50,007,369
     150,000,000   National Westminister Cd ......................  1.76%     01-Jan-2002        149,998,610
      75,000,000   National Westminster Bank PLC .................  4.36%     03-Jun-2002         74,996,798
     200,000,000   National Westminster Bank PLC .................  4.19%     15-May-2002        199,992,859
     150,000,000   National Westminster Yankee Cd ................  5.20%     20-Feb-2002        149,996,043
     150,000,000   National Westminster Yankee Cd ................  5.14%     19-Feb-2002        149,996,121
     200,000,000   Nestle Capital Corporation Yrs 1 + 2 ..........  1.92%     28-Mar-2002        199,082,667
     100,000,000   New Center Asset Trust ........................  2.44%     25-Mar-2002         99,437,444
      45,000,000   New Center Asset Trust ........................  2.28%     12-Apr-2002         44,712,150
      25,000,000   Nordeutsche Landesbank Euro ...................  3.63%     28-Jan-2002         25,001,911
      50,000,000   Nordeutsche Landesbank Euro ...................  3.51%     13-Feb-2002         50,000,587
     100,000,000   Nordeutsche Landesbank Euro ...................  3.50%     13-Feb-2002        100,000,000
     125,000,000   Nordeutsche Landesbank Euro ...................  2.30%     22-Jan-2002        125,000,000
     100,000,000   Nordeutsche Landesbank Euro ...................  2.14%     28-May-2002        100,056,277
      75,000,000   Nordeutsche Landesbank Euro ...................  1.97%     19-Feb-2002         74,991,830
     125,000,000   Pennine Funding ...............................  2.29%     23-Jan-2002        124,825,069
      84,000,000   Pennine Funding ...............................  2.29%     24-Jan-2002         83,877,103
      84,000,000   Pennine Funding ...............................  2.28%     23-Jan-2002         83,882,960
     115,000,000   Pennine Funding ...............................  2.07%     19-Feb-2002        114,675,988
      93,000,000   Pennine Funding ...............................  2.05%     05-Feb-2002         92,814,646
      35,000,000   Pennine Funding ...............................  1.93%     13-Feb-2002         34,919,315
      50,249,000   Principal Resources Mortgage ..................  1.90%     11-Jan-2002         50,222,480
      85,583,000   Receivables Capital Company ...................  2.10%     11-Jan-2002         85,533,077
     100,000,000   Royal Bank of Canada ..........................  5.17%     19-Feb-2002         99,997,415
     150,000,000   Royal Bank of Canada ..........................  1.77%     01-Jan-2002        149,996,489
     170,000,000   Royal Bank of Scotland ........................  3.63%     30-Aug-2002        169,980,819
     200,000,000   Royal Bank of Scotland ........................  3.61%     19-Aug-2002        199,981,515
     100,000,000   Royal Bank Of Scotland ........................  1.89%     06-Jun-2002        100,004,250
     151,510,000   Sheffield Receivables Corporation .............  2.33%     16-Jan-2002        151,362,909
      90,000,000   Societe General North America Inc. ............  1.97%     07-Feb-2002         89,817,775
     150,000,000   Surrey Funding Corporation ....................  1.83%     18-Mar-2002        149,420,500
      50,000,000   Svenska Handelsbanken .........................  5.23%     23-Jan-2002         49,999,710
      30,000,000   Svenska Handelsbanken .........................  4.07%     30-Jul-2002         29,994,974
     250,000,000   Svenska Handelsbanken .........................  3.89%     29-Jul-2002        249,958,254
      40,000,000   Svenska Handelsbanken .........................  3.88%     23-Jul-2002         39,995,673




   The accompanying notes are an integral part of these financial statements.

                                     SAI-212

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2001


-------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                       VALUE
-------------------------------------------------------------------------------------------------------------------------
                   SHORT TERM INSTRUMENTS (CONTINUED)
 $   140,000,000   Svenska Handelsbanken .....................................   3.77%    24-Jul-2002    $   139,988,539
     125,000,000   Svenska Handelsbanken .....................................   3.74%    06-Aug-2002        124,989,112
     130,000,000   Swedbank Inc. .............................................   2.04%    16-May-2002        129,005,500
      45,000,000   Toronto Dominion Bank .....................................   3.62%    22-Jan-2002         45,001,290
     240,000,000   Toyota Motor Credit Corp Med Term Note Bank Ent ...........   1.84%    24-Mar-2002        240,000,000
     111,710,000   Tulip Funding Corporation .................................   2.29%    24-Jan-2002        111,546,562
     150,000,000   UBS AG Stamford Branch ....................................   5.20%    20-Feb-2002        149,996,043
     200,000,000   UBS AG Stamford Branch ....................................   5.13%    19-Feb-2002        199,994,828
     150,000,000   UBS AG Stamford Branch ....................................   4.05%    14-May-2002        149,994,677
     110,000,000   UBS AG Stamford Branch ....................................   3.73%    06-Aug-2002        109,987,225
      50,000,000   United States Treasury Bills ..............................   2.30%    21-Mar-2002         49,748,188
     200,000,000   US Bank National Association ..............................   4.13%    15-May-2002        200,000,000
     165,000,000   Verizon Global Funding Corporation ........................   2.59%    02-Oct-2002        161,747,392
     112,000,000   Verizon Global Funding Corporation ........................   2.45%    04-Oct-2002        109,900,560
     150,000,000   Wells Fargo & Company .....................................   2.14%    18-Jan-2002        149,848,417
     150,000,000   Wells Fargo & Company .....................................   2.13%    18-Jan-2002        149,849,125
     200,000,000   Westdeutsche Landesbank ...................................   3.50%    19-Feb-2002        200,000,000
     200,000,000   Westdeutsche Landesbank ...................................   2.44%    04-Apr-2002        200,000,000
      85,000,000   Westdeutsche Landesbank ...................................   1.86%    13-May-2002         84,931,921
      71,800,000   Windmill Funding Corporation ..............................   2.32%    14-Jan-2002         71,739,842
-------------------------------------------------------------------------------------------------------------------------
                   TOTAL SHORT TERM INSTRUMENTS ..............................                           $32,425,722,460
-------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                      VALUE
-------------------------------------------------------------------------------------------------------------------------
                   REPURCHASE AGREEMENTS -- 6.5%
 $ 1,000,000,000   Merrill Lynch Tri Party Repo, 1.80% to be repurchased at
                    $1,000,100,000 on 01/01/02 ...............................                           $ 1,000,000,000
     700,000,000   Warburg Tri Party Repo, 1.35% to be repurchased
                    $700,052,500 on 01/02/02 .................................                               700,000,000
     550,145,000   Salomon Tri Party Repo, 1.80% to be repurchased at
                    $550,200,015 on 01/02/02 .................................                               550,145,000
-------------------------------------------------------------------------------------------------------------------------
                   TOTAL REPURCHASE AGREEMENTS
                   (cost $2,250,145,000)** ...................................                             2,250,145,000
-------------------------------------------------------------------------------------------------------------------------
                   TOTAL INVESTMENTS -- 100%
                   (COST $34,675,867,460) ....................................                           $34,675,867,460
=========================================================================================================================


** Repurchase agreements are fully collateralized by U.S. Treasury or Government agency securities.






   The accompanying notes are an integral part of these financial statements.

                                    SAI-213

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                           SHORT TERM INVESTMENT FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001


1.   FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ('State Street Bank') Short Term Investment Fund (the 'Fund') was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. State Street Bank is Trustee, custodian, and recordkeeper of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

     A.   SECURITY VALUATION

          Investments are stated at amortized cost, which approximates market value.

     B.   SECURITY TRANSACTIONS INVESTMENT INCOME

          Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

     C.   INCOME TAXES

          It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

     D.   ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

          Issuances and redemptions of participant units are made on each business day ("valuation date"). Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the market-value based net asset value of the Fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 net asset value would create inequitable results for the Fund's unitholders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the Fund's unitholders, may direct that units be issued or redeemed at the market-value based net asset value until such time as the disparity between the market-value based and the constant net asset value per unit is deemed to be immaterial.

     E.   EXPENSES

          Under the Declaration of Trust, the Fund may pay certain expenses for services received, including but not limited to custody and audit fees.

     F.   DISTRIBUTIONS TO PARTICIPANTS

          Distributions from net investment income are recorded on each valuation date and paid monthly. Net realized gains are retained by the Fund.




                                    SAI-214

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                           SHORT TERM INVESTMENT FUND

                         NOTES TO FINANCIAL STATEMENTS
                                               DECEMBER 31, 2001

     G.   REPURCHASE AGREEMENTS

          The Fund may enter into repurchase agreements whereby the Fund receives delivery of underlying collateral securities, and the seller of such securities agrees to repurchase the securities at an agreed upon price and time. The Fund values the underlying collateral securities daily on a mark-to-market basis to determine that the value, including accrued interest is at least equal to the repurchase price. The underlying collateral securities consist of securities in which the Fund is permitted to invest. The use of repurchase agreements involves certain risks. If the seller defaults as of a result of its bankruptcy or otherwise, and the value of the collateral declines, realization of the collateral by the Fund may be delayed or limited. The Fund may enter into repurchase agreements maturing within seven days with domestic dealers, banks and other financial institutions deemed to be creditworthy by the investment manager. Collateral for certain tri-party repurchase agreements is held at a custodian in a segregated account for the benefit of the Fund and the counterparty

3.   INVESTMENT TRANSACTIONS

     Purchases and sales of short-term investments (including maturities) during the year ended December 31, 2001 were $857,822,165,826 and $851,278,655,421, respectively

4.   FINANCIAL GUARANTY INSURANCE POLICY

     The Fund has entered into a Financial Guaranty Insurance Agreement (the "Default Insurance Policy") with MBIA Insurance Corporation ("MBIA") that provides limited coverage for certain loss events involving money market instruments held by the Fund. These loss events include non-payment of principal or interest or bankruptcy or insolvency of the issuer or credit enhancement provider (if any). The Default Insurance Policy is subject to an aggregate loss limitation of $360 million and a deductible of 0.30% of the holdings of the Fund, determined as of the close of business on the first business day prior to the loss event. The Default Insurance Policy is intended as a credit enhancement strategy for the Fund. The Default Insurance Policy does not cover losses resulting from changes in interest rates or other market developments. While the Default Insurance Policy is intended to provide some protection against credit risk and to help the Fund maintain a constant price per share of $1.00, there is no guarantee that the policy will do so. The Default Insurance Policy became effective February 15, 2001 and as of December 31, 2001, the Fund made no claims under the policy.

5.   UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:



                                                           YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------------------------------
                                                  2001                                2000
                                   ----------------------------------    --------------------------------
                                        UNITS             AMOUNT              UNITS           AMOUNT
                                   ---------------   ----------------    --------------   ---------------
Units issued ....................  109,889,289,902   $109,889,289,902    79,454,177,031   $79,454,177,031
Units redeemed ..................  102,638,581,134    102,638,581,134    74,885,275,455    74,885,275,455
                                   ---------------   ----------------    --------------   ---------------
Net increase (decrease) .........    7,250,708,768   $  7,250,708,768     4,568,901,576   $ 4,568,901,576
                                   ===============   ================    ==============   ===============


                                     SAI-215

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




PricewaterhouseCoopers LLP
New York, New York
February 6, 2002, except as to Note 15, for which the date is February 28, 2002

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                                                DECEMBER 31  December 31,
                                                                   2001         2000
                                                                ------------ ------------
                                                                       (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value .............   $   23,265.9   $   20,659.4
    Held to maturity, at amortized cost .....................           --            204.6
  Mortgage loans on real estate .............................        4,333.3        4,712.6
  Equity real estate ........................................          875.7        1,017.8
  Policy loans ..............................................        4,100.7        4,034.6
  Other equity investments ..................................          756.6        2,427.2
  Other invested assets .....................................          738.2          765.8
                                                                ------------   ------------
      Total investments .....................................       34,070.4       33,822.0
Cash and cash equivalents ...................................          627.8        2,116.8
Cash and securities segregated, at estimated fair value .....        1,415.2        1,306.3
Broker-dealer related receivables ...........................        1,950.9        1,900.3
Deferred policy acquisition costs ...........................        5,513.7        5,128.8
Intangible assets, net ......................................        3,370.2        3,525.8
Amounts due from reinsurers .................................        2,233.7        2,097.9
Loans to affiliates .........................................          400.0           --
Other assets ................................................        3,754.1        3,787.4
Separate Accounts assets ....................................       46,947.3       51,705.9
                                                                ------------   ------------

TOTAL ASSETS ................................................   $  100,283.3   $  105,391.2
                                                                ============   ============

LIABILITIES
Policyholders' account balances .............................   $   20,939.1   $   20,445.8
Future policy benefits and other policyholders liabilities ..       13,539.4       13,432.1
Broker-dealer related payables ..............................        1,260.7        1,283.0
Customers related payables ..................................        1,814.5        1,636.9
Amounts due to reinsurers ...................................          798.5          730.3
Short-term and long-term debt ...............................        1,475.5        1,630.2
Federal income taxes payable ................................        1,885.0        2,003.3
Other liabilities ...........................................        1,702.0        1,650.7
Separate Accounts liabilities ...............................       46,875.5       51,632.1
Minority interest in equity of consolidated subsidiaries ....        1,776.0        1,820.4
Minority interest subject to redemption rights ..............          651.4          681.1
                                                                ------------   ------------
      Total liabilities .....................................       92,717.6       96,945.9
                                                                ------------   ------------

Commitments and contingencies (Notes 11, 13, 14, 15, 16)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
  issued and outstanding ....................................            2.5            2.5
Capital in excess of par value ..............................        4,694.6        4,723.8
Retained earnings ...........................................        2,653.2        3,706.2
Accumulated other comprehensive income ......................          215.4           12.8
                                                                ------------   ------------
      Total shareholder's equity ............................        7,565.7        8,445.3
                                                                ------------   ------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY ..................   $  100,283.3   $  105,391.2
                                                                ============   ============

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                    2001          2000          1999
                                                                 ----------    ----------    ----------
                                                                             (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee
  income .....................................................   $  1,342.3    $  1,413.3    $  1,257.5
Premiums .....................................................      1,019.9       1,175.0       1,177.1
Net investment income ........................................      2,404.3       2,751.9       2,815.1
Gain on sale of equity investee ..............................         --         1,962.0          --
Investment losses, net .......................................       (207.3)       (791.8)       (108.2)
Commissions, fees and other income ...........................      3,108.5       2,730.8       2,178.2
                                                                 ----------    ----------    ----------
      Total revenues .........................................      7,667.7       9,241.2       7,319.7
                                                                 ----------    ----------    ----------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits ......................................      1,886.9       2,060.3       2,048.6
Interest credited to policyholders' account balances .........        981.7       1,048.5       1,092.8
Compensation and benefits ....................................      1,221.1         809.0       1,020.1
Commissions ..................................................        742.1         779.3         528.7
Distribution plan payments ...................................        488.0         476.0         346.6
Amortization of deferred sales commissions ...................        230.8         219.7         163.9
Interest expense .............................................        102.6         116.3          93.0
Amortization of deferred policy acquisition costs ............        287.9         309.0         380.0
Capitalization of deferred policy acquisition costs ..........       (746.4)       (778.1)       (709.8)
Writedown of deferred policy acquisition costs ...............         --            --           131.7
Rent expense .................................................        156.2         120.1         113.9
Amortization of intangible assets, net .......................        178.2          65.0           4.9
Expenses related to AXA's minority interest acquisition ......         --           493.9          --
Other operating costs and expenses ...........................        845.7         936.7         795.4
                                                                 ----------    ----------    ----------
      Total benefits and other deductions ....................      6,374.8       6,655.7       6,009.8
                                                                 ----------    ----------    ----------

Earnings from continuing operations before Federal
  income taxes and minority interest .........................      1,292.9       2,585.5       1,309.9
Federal income tax expense ...................................       (316.2)       (958.3)       (332.0)
Minority interest in net income of consolidated subsidiaries .       (370.1)       (330.3)       (199.4)
                                                                 ----------    ----------    ----------

Earnings from continuing operations ..........................        606.6       1,296.9         778.5
Earnings from discontinued operations, net of Federal
    income taxes .............................................         43.9          58.6          28.1
Cumulative effect of accounting change, net of Federal
    income taxes .............................................         (3.5)         --            --
                                                                 ----------    ----------    ----------
Net Earnings .................................................   $    647.0    $  1,355.5    $    806.6
                                                                 ==========    ==========    ==========


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                  2001          2000          1999
                                                               ----------    ----------    ----------
                                                                            (IN MILLIONS)
Common stock, at par value, beginning and end of year ......   $      2.5    $      2.5    $      2.5
                                                               ----------    ----------    ----------

Capital in excess of par value, beginning of year ..........      4,723.8       3,557.2       3,110.2
(Decrease) increase in additional paid in capital in
  excess of par value ......................................        (29.2)      1,166.6         447.0
                                                               ----------    ----------    ----------
Capital in excess of par value, end of year ................      4,694.6       4,723.8       3,557.2
                                                               ----------    ----------    ----------

Retained earnings, beginning of year .......................      3,706.2       2,600.7       1,944.1
Net earnings ...............................................        647.0       1,355.5         806.6
Shareholder dividends paid .................................     (1,700.0)       (250.0)       (150.0)
                                                               ----------    ----------    ----------
Retained earnings, end of year .............................      2,653.2       3,706.2       2,600.7
                                                               ----------    ----------    ----------

Accumulated other comprehensive income (loss),
  beginning of year ........................................         12.8        (392.9)        355.8
Other comprehensive income (loss) ..........................        202.6         405.7        (748.7)
                                                               ----------    ----------    ----------
Accumulated other comprehensive income (loss), end of year .        215.4          12.8        (392.9)
                                                               ----------    ----------    ----------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR ....................   $  7,565.7    $  8,445.3    $  5,767.5
                                                               ==========    ==========    ==========

COMPREHENSIVE INCOME
Net earnings ...............................................   $    647.0    $  1,355.5    $    806.6
                                                               ----------    ----------    ----------
Change in unrealized gains (losses), net of reclassification
   adjustments .............................................        202.6         405.7        (776.9)
Minimum pension liability adjustment .......................         --            --            28.2
                                                               ----------    ----------    ----------
Other comprehensive income (loss) ..........................        202.6         405.7        (748.7)
                                                               ----------    ----------    ----------
COMPREHENSIVE INCOME .......................................   $    849.6    $  1,761.2    $     57.9
                                                               ==========    ==========    ==========












                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999



                                                                               2001          2000          1999
                                                                           -----------    ----------    -----------
                                                                                        (IN MILLIONS)

Net earnings .........................................................     $     647.0    $  1,355.5    $     806.6
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances ...............           981.7       1,048.5        1,092.8
  Universal life and investment-type product
    policy fee income ................................................        (1,342.3)     (1,413.3)      (1,257.5)
  Net change in broker-dealer and customer related
    receivables/payables .............................................           181.0        (422.9)        (119.9)
  Gain on sale of equity investee ....................................            --        (1,962.0)          --
  Investment losses, net .............................................           207.3         791.8          108.2
  Expenses related to AXA's minority interest acquisition ............            --           493.9           --
  Change in deferred policy acquisition costs ........................          (456.5)       (462.4)        (195.2)
  Change in future policy benefits ...................................           (15.1)       (825.6)          23.8
  Change in property and equipment ...................................          (228.5)       (321.0)        (256.3)
  Change in Federal income tax payable ...............................          (231.5)      2,100.2          134.8
  Purchase of segregated cash and securities, net ....................          (108.8)       (610.4)          --
  Other, net .........................................................           485.4         289.3           18.7
                                                                           -----------    ----------    -----------

Net cash provided by operating activities ............................           119.7          61.6          356.0
                                                                           -----------    ----------    -----------

Cash flows from investing activities:
  Maturities and repayments ..........................................         2,454.6       2,525.3        2,512.3
  Sales ..............................................................         9,285.2       8,069.2        7,729.5
  Purchases ..........................................................       (11,833.9)     (9,660.0)     (11,439.5)
  Decrease (increase) in short-term investments ......................           159.6         141.5         (182.0)
  Sale of equity investee ............................................            --         1,580.6           --
  Subsidiary acquisition .............................................            --        (1,480.0)          --
  Loans to affiliates ................................................          (400.0)         --             --
  Other, net .........................................................           (79.4)       (162.1)         (94.0)
                                                                           -----------    ----------    -----------

Net cash (used) provided by investing activities .....................          (413.9)      1,014.5       (1,473.7)
                                                                           -----------    ----------    -----------

Cash flows from financing activities: Policyholders' account balances:
    Deposits .........................................................         3,198.8       2,695.6        2,403.3
    Withdrawals and transfers to Separate Accounts ...................        (2,458.1)     (3,941.8)      (1,818.7)
  Net (decrease) increase in short-term financings ...................          (552.8)        225.2          378.2
  Additions to long-term debt ........................................           398.1            .3             .2
  Shareholder dividends paid .........................................        (1,700.0)       (250.0)        (150.0)
  Proceeds from newly issued Alliance units ..........................            --         1,600.0           --
  Other, net .........................................................           (80.8)         15.6         (183.6)
                                                                           -----------    ----------    -----------

Net cash (used) provided by financing activities .....................        (1,194.8)        344.9          629.4
                                                                           -----------    ----------    -----------

Change in cash and cash equivalents ..................................        (1,489.0)      1,421.0         (488.3)
Cash and cash equivalents, beginning of year .........................         2,116.8         695.8        1,184.1
                                                                           -----------    ----------    -----------

Cash and Cash Equivalents, End of Year ...............................     $     627.8    $  2,116.8    $     695.8
                                                                           ===========    ==========    ===========

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                    CONTINUED

                                         2001       2000       1999
                                       --------   --------   --------
                                                (IN MILLIONS)
Supplemental cash flow information
  Interest Paid ..................     $   82.1   $   97.0   $   92.2
                                       ========   ========   ========
  Income Taxes Paid ..............     $  524.2   $  358.2   $  116.5
                                       ========   ========   ========



                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1)      ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable of Colorado ("EOC"). Equitable Life's investment management business, which comprises the Investment Services segment, is principally conducted by Alliance Capital Management L.P. ("Alliance"), and, through November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate which was sold. On September 20, 1999, as part of AXA Financial's "branding" strategic initiative, EQ Financial Consultants, Inc., a broker-dealer subsidiary of Equitable Life, was merged into a new company, AXA Advisors, LLC ("AXA Advisors"). Also, on September 21, 1999, AXA Advisors was transferred by Equitable Life to AXA Distribution Holding Corporation ("AXA Distribution"), a wholly owned indirect subsidiary of the Holding Company, for $15.3 million. The excess of the sales price over AXA Advisors' book value has been recorded in Equitable Life's books as a capital contribution. In February 2000, Equitable Life transferred AXA Network, LLC ("AXA Network") to AXA Distribution for $8.7 million. The excess of sales price over AXA Network's book value has been recorded in Equitable Life's financial statements as a capital contribution. Equitable Life continues to develop and market the "Equitable" brand of life and annuity products, while AXA Distribution's subsidiaries provide financial planning services, distribute products and manage customer relationships.

        In October 2000, Alliance acquired substantially all of the assets and liabilities of Sanford C. Bernstein Inc. ("Bernstein") for an aggregate current value of approximately $3.50 billion: $1.48 billion in cash and
        40.8 million newly issued units in Alliance ("Alliance Units"). The Holding Company provided Alliance with the cash portion of the consideration by purchasing approximately 32.6 million Alliance Units for $1.60 billion in June 2000. Equitable Life and, collectively with its consolidated subsidiaries (the "Company"), recorded a non-cash gain of $416.2 million (net of related Federal income tax of $224.1 million) related to the Holding Company's purchase of Alliance Units which is reflected as an addition to capital in excess of par value. The acquisition was accounted for under the purchase method with the results of Bernstein included in the consolidated financial statements from the acquisition date. The excess of the purchase price over the fair value of net assets acquired resulted in the recognition of goodwill and intangible assets of approximately $3.40 billion and is being amortized over an estimated overall 20 year life. In connection with the issuance of Alliance Units to former Bernstein shareholders, the Company recorded a non-cash gain of $393.5 million (net of related Federal income tax of $211.9 million) which is reflected as an addition to capital in excess of par value. The Company's consolidated economic interest in Alliance was 39.2% at December 31, 2001, and together with the Holding Company's economic interest in Alliance exceeds 50%. In 1999, Alliance reorganized into Alliance Capital Management Holding L.P. ("Alliance Holding") and Alliance. Alliance Holding's principal asset is its interest in Alliance and it functions as a holding entity through which holders of its publicly traded units own an indirect interest in Alliance, the operating partnership. The Company exchanged substantially all of its Alliance Holding units for Alliance Units.

        AXA, a French holding company for an international group of insurance and related financial services companies, has been the Holding Company's largest shareholder since 1992. In October 2000, the Board of Directors of the Holding Company, acting upon a unanimous recommendation of a special committee of independent directors, approved an agreement with AXA for the acquisition of the approximately 40% of outstanding Holding Company common stock ("Common Stock") it did not already own. Under terms of the agreement, the minority shareholders of the Holding Company would receive $35.75 in cash and 0.295 of an AXA American Depositary Receipt ("AXA ADR") (before giving effect to AXA's May 2001 four-for-one stock split and related change in ADRs' parity) for each Holding Company share. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into the Holding Company, resulting in AXA Financial becoming a wholly owned subsidiary of AXA.

        Effective January 1, 2002, AXA Client Solutions, LLC ("AXA Client Solutions"), a wholly owned subsidiary of the Holding Company, transferred to the Holding Company all of the outstanding equity in Equitable Life and AXA Distribution. Accordingly, those two companies are now direct, wholly owned subsidiaries of the Holding Company.

2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation

        The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of Equitable Life and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally Alliance; and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest. The Company's investment in DLJ, which was sold in November 2000, was reported on the equity basis of accounting.

        All significant intercompany transactions and balances except those with discontinued operations (see Note 8) have been eliminated in consolidation. The years "2001," "2000" and "1999" refer to the years ended December 31, 2001, 2000 and 1999, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

        Closed Block

        When it demutualized on July 22, 1992, Equitable Life established a Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for the payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Discontinued Operations

        In 1991, management discontinued the business of certain pension operations ("Discontinued Operations"). Discontinued Operations at December 31, 2001 principally consists of the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2001 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of invested assets ("Discontinued Operations Investment Assets") held by Discontinued Operations. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result (see Note 8).

        New Accounting Pronouncements

        On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, as amended, that established new accounting and reporting standards for all derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. Free-standing derivative instruments maintained by the Company at January 1, 2001 included interest rate caps, floors and collars intended to hedge crediting rates on interest-sensitive individual annuity contracts and certain reinsurance contracts. Based upon guidance from the Financial Accounting Standards Board ("FASB") and the Derivatives Implementation Group ("DIG"), caps, floors and collars could not be designated in a qualifying hedging relationship under SFAS No. 133 and, consequently, require mark-to-market accounting through earnings for changes in their fair values beginning January 1, 2001. In accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative-effect-type charge to earnings of $3.5 million to recognize the difference between the carrying values and fair values of free standing derivative instruments at January 1, 2001. With respect to adoption of the requirements on embedded derivatives, the Company elected a January 1, 1999 transition date, thereby effectively "grandfathering" existing accounting for derivatives embedded in hybrid instruments acquired, issued, or substantively modified before that date. As a consequence of this election, coupled with interpretive guidance from the FASB and the DIG with respect to issues specifically related to insurance contracts and features, adoption of the new requirements for embedded derivatives had no material impact on the Company's results of operation or its financial position. Upon its adoption of SFAS No. 133, the Company reclassified $256.7 million of held-to-maturity securities as available-for-sale. This reclassification resulted in an after-tax cumulative-effect-type adjustment of $8.9 million in other comprehensive income, representing the after-tax unrealized gain on these securities at January 1, 2001.

        The Company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 00-3, which established new accounting and reporting standards for demutualizations, prospectively as of January 1, 2001 with no financial impact upon initial implementation. Prior period reclassifications have been made to include Closed Block assets, liabilities, revenues and expenses on a line-by-line basis as required by SOP 00-3.

        SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" provides the accounting and reporting rules for sales, securitizations, servicing of receivables and other financial assets, for secured borrowings and collateral transactions and extinguishments of liabilities. SFAS No. 140 emphasizes the legal form of the transfer rather than the previous accounting that was based upon the risks and rewards of ownership. SFAS No. 140 is effective for transfers after March 31, 2001 and is principally applied prospectively. During 2001, no significant transactions were impacted by SFAS No. 140.

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using only the purchase method. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be tested for impairment. Other intangible assets will continue to be amortized over their useful lives and periodically tested for recoverability. Adoption of SFAS No. 142 is required as of January 1, 2002, at which time the amortization of goodwill ceases. Amortization of goodwill and other intangible assets for 2001 was approximately $95.9 million, net of minority interest of $82.3 million, of which $84.7 million, net of minority interest of $72.4 million, related to goodwill. Impairment losses for goodwill and indefinite-lived intangible assets that result from initial application of SFAS No. 142 will be reported as the cumulative effect of a change in accounting principle. Management's preliminary analysis suggests that no impairment of goodwill should result upon adoption of SFAS No. 142. Management will be formally assessing the impairment aspect of implementation of SFAS No. 142 during 2002. SFAS No. 144, effective beginning in first quarter 2002, retains many of the fundamental recognition and measurement provisions previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of", except for the removal of goodwill from its scope and inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. SFAS No. 144 will have no effect on the net earnings of the Company upon its adoption on January 1, 2002.

        Investments

        The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. Those fixed maturities which the Company has both the ability and the intent to hold to maturity are stated principally at amortized cost. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Valuation allowances on real estate held for sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held for sale.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) are consolidated; those in which the Company does not have control and a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Equity securities includes common stock classified as both trading and available for sale securities and non-redeemable preferred stock; they are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Net Investment Income, Investment Gains (Losses), Net and Unrealized Investment Gains (Losses)

        Net investment income and realized investment gains (losses), net ("investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset in amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

        Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to Discontinued Operations, Closed Block policyholders dividend obligation, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs

        Acquisition costs, including commissions, underwriting, agency and policy issue expenses, all of which vary with and primarily are related to new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2001, the expected investment yield, excluding policy loans, was 8.0% over a 40 year period. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        In second quarter 1999, management completed a study of the cash flows and liability characteristics of its insurance product lines as compared to the expected cash flows of the underlying assets. That analysis reflected an assessment of the potential impact on future operating cash flows from current economic conditions and trends, including rising interest rates and securities market volatility and the impact of increasing competitiveness within the insurance marketplace (evidenced, for example, by the proliferation of bonus annuity products) on in force business. The review indicated that changes to the then-current invested asset allocation strategy were required to reposition assets with greater price volatility away from products with demand liquidity characteristics to support those products with lower liquidity needs. To implement these findings, the existing investment portfolio was reallocated, and prospective investment allocation targets were revised. The reallocation of the assets impacted investment results by product, thereby impacting the future gross margin estimates utilized in the amortization of DAC for universal life and investment-type products. The revisions to estimated future gross profits resulted in an after-tax writedown of DAC of $85.6 million (net of a Federal income tax benefit of $46.1 million) in 1999.

        Policyholders' Account Balances and Future Policy Benefits

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        Equitable Life issues certain variable annuity products with a guaranteed minimum death benefit ("GMDB") feature. Equitable Life also issues certain variable annuity products that contain a guaranteed minimum income benefit ("GMIB") feature which, if elected by the policyholder upon annuitization after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity that may be in excess of what the contract account value can purchase at current annuity purchase rates. Equitable Life bears the risk that a protracted significant downturn in the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Equitable Life partially reinsures its exposure to the GMDB liability and reinsures approximately 80.0% of its liability exposure resulting from the GMIB feature. GAAP prohibits the recording of reserves for the potential benefit payments resulting from these features.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 10.9% for life insurance liabilities and from 2.25% to 8.37% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $104.2 million and $120.3 million at December 31, 2001 and 2000, respectively. At December

        31, 2001 and 2000, respectively, $1,101.8 million and $1,046.5 million of DI reserves and associated liabilities were ceded through an indemnity reinsurance agreement principally with a single reinsurer (see
        Note 11). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                        2001       2000       1999
                                                      -------    --------   --------
                                                              (IN MILLIONS)
        Incurred benefits related to current year     $  44.0    $   56.1   $  150.7
        Incurred benefits related to prior years.       (10.6)       15.0       64.7
                                                      -------    --------   --------
        Total Incurred Benefits .................     $  33.4    $   71.1   $  215.4
                                                      =======    ========   ========

        Benefits paid related to current year ...     $  10.7    $   14.8   $   28.9
        Benefits paid related to prior years ....        38.8       106.0      189.8
                                                      -------    --------   --------
        Total Benefits Paid .....................     $  49.5    $  120.8   $  218.7
                                                      =======    ========   ========

        Policyholders' Dividends

        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        At December 31, 2001, participating policies, including those in the Closed Block, represent approximately 19.0% ($38.5 billion) of directly written life insurance in force, net of amounts ceded.

        Separate Accounts

        Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities.

        Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. They are shown as separate lines in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2001, 2000 and 1999, investment results of such Separate Accounts were (losses) gains of $(2,214.4) million, $8,051.7 million and $6,045.5 million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

        Recognition of Investment Management Revenues and Related Expenses

        Commissions, fees and other income principally include investment management advisory and service fees. Investment management advisory and service fees are recorded as revenue as the related services are performed. Certain investment advisory contracts provide for a performance fee, in addition to or in lieu of a base fee, that is calculated as a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period. Transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Institutional research services revenue consists of brokerage transaction charges and underwriting syndicate revenues related to services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Syndicate participation and underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which Sanford C. Bernstein & Co., LLC ("SCB"), a wholly owned subsidiary of Alliance, acts as an underwriter or agent. Syndicate participation and underwriting revenues are recorded on the offering date.

        Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five and one-half years, the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received. At December 31, 2001 and 2000, respectively, deferred sales commissions totaled $648.2 million and $715.7 million and are included within Other assets.

        Other Accounting Policies

        In accordance with regulations of the Securities and Exchange Commission ("SEC"), securities with a fair value of $1.42 billion have been segregated in a special reserve bank custody account at December 31, 2001 for the exclusive benefit of securities broker dealer or brokerage customers under Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

        Intangible assets consist principally of goodwill resulting from acquisitions and costs assigned to contracts of businesses acquired. Goodwill is being amortized on a straight-line basis over estimated useful lives ranging from twenty to forty years. Costs assigned to investment contracts of businesses acquired are being amortized on a straight-line basis over estimated useful lives of twenty years. Impairment of intangible assets is evaluated by comparing the undiscounted cash flows expected to be realized from those intangible assets to their recorded values, pursuant to SFAS No. 121. If the expected future cash flows are less than the carrying value of intangible assets, an impairment loss is recognized for the difference between the carrying amount and the estimated fair value of those intangible assets.

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

        The Holding Company and its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Minority interest subject to redemption rights represents the 40.8 million private Alliance Units issued to former Bernstein shareholders in connection with Alliance's acquisition of Bernstein. The Holding Company has agreed to provide liquidity to these former Bernstein shareholders after a two-year lock-out period ending October 2002 by allowing the 40.8 million Alliance Units to be sold to the Holding Company at the prevailing market price over the subsequent eight years but generally not more than 20% of such Units in any one annual period.

        The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 20 for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation".

3)      INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   GROSS       GROSS
                                                     AMORTIZED   UNREALIZED  UNREALIZED   ESTIMATED
                                                       COST        GAINS      LOSSES     FAIR VALUE
                                                    -----------   --------   --------    -----------
                                                                      (IN MILLIONS)
        DECEMBER 31, 2001
        Fixed Maturities:
          Available for Sale:
            Corporate .........................     $  18,582.9   $  663.5   $  291.7   $  18,954.7
            Mortgage-backed ...................         2,428.7       39.1        5.5       2,462.3
            U.S. Treasury, government and
              agency securities ...............         1,113.5       62.3        1.5       1,174.3
            States and political subdivisions .           138.9        6.8        1.3         144.4
            Foreign governments ...............           143.1       15.6        1.0         157.7
            Redeemable preferred stock ........           379.6       16.5       23.6         372.5
                                                    -----------   --------   --------   -----------
        Total Available for Sale ..............     $  22,786.7   $  803.8   $  324.6   $  23,265.9
                                                    ===========   ========   ========   ===========

        Equity Securities:
          Available for sale ..................     $      54.9   $    5.8   $    1.6   $      59.1
          Trading securities ..................             4.9         .9        3.4           2.4
                                                    -----------   --------   --------   -----------
        Total Equity Securities ...............     $      59.8   $    6.7   $    5.0   $      61.5
                                                    ===========   ========   ========   ===========


        December 31, 2000
        Fixed Maturities:
          Available for Sale:
            Corporate .........................     $  16,447.6   $  328.1   $  363.8   $  16,411.9
            Mortgage-backed ...................         2,304.5       20.2        7.8       2,316.9
            U.S. Treasury, government and
              agency securities ...............         1,226.4       51.3         .4       1,277.3
            States and political subdivisions .           125.4        4.8        1.1         129.1
            Foreign governments ...............           191.4       17.8        5.3         203.9
            Redeemable preferred stock ........           315.7       13.5        8.9         320.3
                                                    -----------   --------   --------   -----------
        Total Available for Sale ..............     $  20,611.0   $  435.7   $  387.3   $  20,659.4
                                                    ===========   ========   ========   ===========

          Held to Maturity:  Corporate ........     $     204.6   $    6.0   $     .1   $     210.5
                                                    ===========   ========   ========   ===========

        Equity Securities:
          Available for sale ..................     $      31.4   $    2.2   $    4.6   $      29.0
          Trading securities ..................         1,607.1        2.5       46.3       1,563.3
                                                    -----------   --------   --------   -----------
        Total Equity Securities ...............     $   1,638.5   $    4.7   $   50.9   $   1,592.3
                                                    ===========   ========   ========   ===========


        For publicly-traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2001 and 2000, securities without a readily ascertainable market value having an amortized cost of $5,368.3 million and $5,079.7 million, respectively, had estimated fair values of $5,453.8 million and $5,093.3 million, respectively.

        The contractual maturity of bonds at December 31, 2001 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                                 -------------------------------
                                                                                   AMORTIZED          ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                                 ------------       ------------
                                                                                           (IN MILLIONS)
        Due in one year or less................................................  $      369.0       $      371.3
        Due in years two through five..........................................       4,844.7            4,993.8
        Due in years six through ten...........................................       8,263.3            8,422.1
        Due after ten years....................................................       6,501.4            6,643.9
        Mortgage-backed securities.............................................       2,428.7            2,462.3
                                                                                 ------------       ------------
        Total..................................................................  $   22,407.1       $   22,893.4
                                                                                 ============       ============


        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2001, approximately 7.9% of the $22,407.1 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

        The Insurance Group holds equity in limited partnership interests which primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 2001 and 2000 were $695.2 million and $834.7 million, respectively.

        At December 31, 2001, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $170.1 million.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $31.5 million and $116.9 million at December 31, 2001 and 2000, respectively. Gross interest income on these loans included in net investment income aggregated $3.2 million, $9.7 million and $10.3 million in 2001, 2000 and 1999, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $4.2 million, $11.0 million and $11.7 million in 2001, 2000 and 1999, respectively.

        Impaired mortgage loans along with the related investment valuation allowances for losses follow:


                                                                                         DECEMBER 31,
                                                                             --------------       --------------
                                                                                   2001                 2000
                                                                             --------------       --------------
                                                                                         (IN MILLIONS)
        Impaired mortgage loans with investment valuation allowances.......  $        114.2       $        170.9
        Impaired mortgage loans without investment valuation allowances....            30.6                  5.8
                                                                             --------------       --------------
        Recorded investment in impaired mortgage loans.....................           144.8                176.7
        Investment valuation allowances....................................           (19.2)               (45.7)
                                                                             --------------       --------------
        Net Impaired Mortgage Loans........................................  $        125.6       $        131.0
                                                                             ==============       ==============

        During 2001, 2000 and 1999, respectively, the Company's average recorded investment in impaired mortgage loans was $141.7 million, $169.8 million and $178.8 million. Interest income recognized on these impaired mortgage loans totaled $7.2 million, $12.4 million and $15.3 million ($.4 million, $.5 million and $.3 million recognized on a cash basis) for 2001, 2000 and 1999, respectively.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2001 and 2000, the carrying value of equity real estate held for sale amounted to $216.6 million and $587.0 million, respectively. For 2001, 2000 and 1999, respectively, real estate of $64.8 million, $21.6 million and $20.5 million was acquired in satisfaction of debt. At December 31, 2001 and 2000, the Company owned $376.5 million and $364.2 million, respectively, of real estate acquired in satisfaction of debt of which $11.1 million and $21.3 million, respectively, are held as real estate joint ventures.

        Accumulated depreciation on real estate was $160.3 million and $209.9 million at December 31, 2001 and 2000, respectively. Depreciation expense on real estate totaled $16.1 million, $21.7 million and $22.5 million for 2001, 2000 and 1999, respectively.

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:


                                                                          2001               2000                1999
                                                                     -------------       ------------       ------------
                                                                                         (IN MILLIONS)
                Balances, beginning of year........................  $       126.2       $      177.9       $      257.2
                Additions charged to income........................           40.0               68.2               83.1
                Deductions for writedowns and
                  asset dispositions...............................          (78.6)            (119.9)            (162.4)
                                                                     -------------       ------------       ------------
                Balances, End of Year..............................  $        87.6       $      126.2       $      177.9
                                                                     =============       ============       ============

                Balances, end of year comprise:
                  Mortgage loans on real estate....................  $        19.3       $       50.5       $       32.1
                  Equity real estate...............................           68.3               75.7              145.8
                                                                     -------------       ------------       ------------
                Total..............................................  $        87.6       $      126.2       $      177.9
                                                                     =============       ============       ============

4)      JOINT VENTURES AND PARTNERSHIPS

        Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures and in limited partnership interests accounted for under the equity method with a total carrying value of $883.9 million and $1,037.2 million, respectively, at December 31, 2001 and 2000. The Company's total equity in net (losses) earnings for these real estate joint ventures and limited partnership interests was $(37.4) million, $242.2 million and $89.1 million, respectively, for 2001, 2000 and 1999.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (10 and 14 individual ventures at December 31, 2001 and 2000, respectively) and the Company's carrying value and equity in net (losses) earnings for those real estate joint ventures and limited partnership interests:


                                                                              DECEMBER 31,
                                                                          --------   --------
                                                                            2001       2000
                                                                          --------   --------
                                                                             (IN MILLIONS)
        BALANCE SHEETS
        Investments in real estate, at depreciated cost .............     $  570.5   $  657.7
        Investments in securities, generally at estimated fair value         255.7      226.6
        Cash and cash equivalents ...................................         23.7       34.5
        Other assets ................................................         39.4       63.5
                                                                          --------   --------
        Total Assets ................................................     $  889.3   $  982.3
                                                                          ========   ========

        Borrowed funds - third party ................................     $  269.6   $   53.8
        Borrowed funds - the Company ................................         --         12.9
        Other liabilities ...........................................         20.3       22.5
                                                                          --------   --------
        Total liabilities ...........................................        289.9       89.2
                                                                          --------   --------

        Partners' capital ...........................................        599.4      893.1
                                                                          --------   --------
        Total Liabilities and Partners' Capital .....................     $  889.3   $  982.3
                                                                          ========   ========

        The Company's carrying value in these entities included above     $  188.2   $  214.6
                                                                          ========   ========



                                                              2001       2000        1999
                                                            -------    --------    --------
                                                                     (IN MILLIONS)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures ........     $  95.6    $  147.6    $  180.5
        Revenues of other limited partnership interests        29.8        16.5        85.0
        Interest expense - third party ................       (11.5)      (17.0)      (26.6)
        Interest expense - the Company ................         (.7)       (2.0)       (2.5)
        Other expenses ................................       (58.2)      (88.0)     (133.0)
                                                            -------    --------    --------
        Net Earnings ..................................     $  55.0    $   57.1    $  103.4
                                                            =======    ========    ========

        The Company's equity in net earnings of these
          entities included above .....................     $  13.2    $   17.8    $    9.5
                                                            =======    ========    ========

5)      NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income follows:

                                             2001          2000          1999
                                          ----------    ----------    ----------
                                                      (IN MILLIONS)
        Fixed maturities ............     $  1,662.4    $  1,761.8    $  1,811.8
        Mortgage loans on real estate          361.6         387.1         398.7
        Equity real estate ..........          166.2         207.2         271.5
        Other equity investments ....          (50.4)        138.2         168.4
        Policy loans ................          268.2         258.3         246.8
        Other investment income .....          213.4         208.2         166.4
                                          ----------    ----------    ----------

          Gross investment income ...        2,621.4       2,960.8       3,063.6
          Investment expenses .......         (217.1)       (208.9)       (248.5)
                                          ----------    ----------    ----------

        Net Investment Income .......     $  2,404.3    $  2,751.9    $  2,815.1
                                          ==========    ==========    ==========

        Investment (losses) gains including changes in the valuation allowances follow:

                                                     2001        2000        1999
                                                   --------    --------    --------
                                                             (IN MILLIONS)

        Fixed maturities .....................     $ (225.2)   $ (795.0)   $ (294.9)
        Mortgage loans on real estate ........        (11.4)      (18.0)       (1.9)
        Equity real estate ...................         34.5         1.6       (15.8)
        Other equity investments .............        (13.0)      (23.4)       92.9
        Issuance and sales of Alliance Units .         (2.3)        3.9         5.5
        Issuance and sales of DLJ common stock         --          38.8       106.0
        Other ................................         10.1          .3        --
                                                   --------    --------    --------
         Investment Losses, Net ..............     $ (207.3)   $ (791.8)   $ (108.2)
                                                   ========    ========    ========



        Writedowns of fixed maturities amounted to $287.5 million, $635.5 million and $226.5 million for 2001, 2000 and 1999, respectively, including $499.2 million in fourth quarter 2000.

        For 2001, 2000 and 1999, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $7,372.3 million, $7,685.5 million and $7,782.7 million. Gross gains of $156.2 million, $79.7 million and $76.2 million and gross losses of $115.9 million, $220.9 million and $220.2 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2001, 2000 and 1999 amounted to $429.5 million, $954.5 million and $(1,668.8)
        million, respectively.

        In conjunction with the sale of DLJ in 2000, the Company received 11.4 million shares in Credit Suisse Group ("CSG") common stock, 2.8 million shares of which were immediately repurchased by CSG at closing. The CSG shares were designated as trading account securities. The $1.56 billion carrying value of CSG shares that were held by the Company at December 31, 2000 were sold in January 2001. Net investment income included realized gains of $27.1 million in 2001 and included unrealized holding losses of $43.3 million in 2000 on the CSG shares.

        On January 1, 1999, investments in publicly-traded common equity securities in the General Account portfolio within other equity investments amounting to $102.3 million were transferred from available for sale securities to trading securities. As a result of this transfer, unrealized investment gains of $83.3 million ($43.2 million net of related DAC and Federal income taxes) were recognized as realized investment gains in the consolidated statements of earnings. In 2001 and 2000, respectively, net unrealized holding gains (losses) on trading account equity securities of $25.0 million and $(42.2) million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $2.4 million and $1,563.3 million and costs of $4.9 million and $1,607.1 million at December 31, 2001 and 2000, respectively.

        For 2001, 2000 and 1999, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $96.7 million, $110.6 million and $131.5 million, respectively.

        Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated comprehensive income and the changes for the corresponding years, including Discontinued Operations on a line-by-line basis, follow:


                                                                  2001        2000        1999
                                                                --------    --------    ----------
                                                                         (IN MILLIONS)

        Balance, beginning of year ........................     $   12.9    $ (392.8)   $    384.1
        Changes in unrealized investment (losses) gains ...        436.0       979.7      (1,821.3)
        Changes in unrealized investment losses (gains)
          attributable to:
            Participating group annuity contracts,
              Closed Block policyholder dividend obligation
              and other ...................................        (48.6)      (18.3)         25.0
            DAC ...........................................        (71.6)     (262.1)        493.1
            Deferred Federal income taxes .................       (113.2)     (293.6)        526.3
                                                                --------    --------    ----------
        Balance, End of Year ..............................     $  215.5    $   12.9    $   (392.8)
                                                                ========    ========    ==========

        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities ..............................     $  496.0    $   65.9    $   (904.6)
            Other equity investments ......................          4.3        (2.3)        (22.2)
            Other .........................................         (1.9)       (1.2)          9.4
                                                                --------    --------    ----------
              Total .......................................        498.4        62.4        (917.4)
          Amounts of unrealized investment (losses) gains
            attributable to:
            Participating group annuity contracts,
              Closed Block policyholder dividend obligation
              and other ...................................        (63.9)      (15.3)          3.0
              DAC .........................................        (99.9)      (28.3)        233.8
              Deferred Federal income taxes ...............       (119.1)       (5.9)        287.8
                                                                --------    --------    ----------
        Total .............................................     $  215.5    $   12.9    $   (392.8)
                                                                ========    ========    ==========


        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

6)      ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

        Accumulated other comprehensive income (loss) represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                               2001         2000         1999
                                                                            ---------    ---------    ----------
                                                                                       (IN MILLIONS)

        Unrealized gains (losses) on investments .......................    $   215.5    $    12.9    $   (392.8)
        Minimum pension liability ......................................          (.1)         (.1)          (.1)
                                                                            ---------    ---------    ----------
        Total Accumulated Other

          Comprehensive Income (Loss) ..................................    $   215.4    $    12.8    $   (392.9)
                                                                            =========    =========    ==========




        The components of other comprehensive income (loss) for the past three years follow:

                                                                               2001         2000         1999
                                                                            ---------    ---------    ----------
                                                                                       (IN MILLIONS)
        Net unrealized gains (losses) on investments:
          Net unrealized gains (losses) arising during
            the period ..................................................   $   525.2    $   191.0    $ (1,625.6)
          (Gains) losses reclassified into net earnings
            during the period ...........................................       (89.2)       788.7        (195.7)
                                                                            ---------    ---------    ----------
        Net unrealized gains (losses) on investments ....................       436.0        979.7      (1,821.3)
        Adjustments for policyholders liabilities,
            DAC and deferred Federal income taxes .......................      (233.4)      (574.0)      1,044.4
                                                                            ---------    ---------    ----------

        Change in unrealized gains (losses), net of
            adjustments .................................................       202.6        405.7        (776.9)
        Change in minimum pension liability .............................        --           --            28.2
                                                                            ---------    ---------    ----------

        Total Other Comprehensive Income (Loss) .........................   $   202.6    $   405.7    $   (748.7)
                                                                            =========    =========    ==========

7)      CLOSED BLOCK

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block which would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Summarized financial information for the Closed Block is as follows:

                                                                         DECEMBER 31,  December 31,
                                                                             2001         2000
                                                                          ----------   ----------
                                                                                (IN MILLIONS)
        CLOSED BLOCK LIABILITIES:
        Future policy benefits, policyholders' account balances
           and other ................................................     $  9,049.9   $  9,026.4
        Other liabilities ...........................................           53.6         35.6
                                                                          ----------   ----------
        Total Closed Block liabilities ..............................        9,103.5      9,062.0
                                                                          ----------   ----------

        ASSETS DESIGNATED TO THE CLOSED BLOCK:
        Fixed maturities, available for sale, at estimated fair value
        (amortized
          cost of $4,600.4 and $4,373.5) ............................        4,705.7      4,408.0
        Mortgage loans on real estate ...............................        1,514.4      1,581.8
        Policy loans ................................................        1,504.4      1,557.7
        Cash and other invested assets ..............................          141.0        174.7
        Other assets ................................................          214.7        238.9
                                                                          ----------   ----------
         Total assets designated to the Closed Block ................        8,080.2      7,961.1
                                                                          ----------   ----------


        Excess of Closed Block liabilities over assets designated to
           the Closed Block .........................................        1,023.3      1,100.9
        Amounts included in accumulated other comprehensive income:
             Net unrealized investment gains, net of deferred Federal
               income tax of $20.4 and $12.2 ........................           37.8         22.7
                                                                          ----------   ----------


        Maximum Future Earnings To Be Recognized From Closed Block

           Assets and Liabilities ...................................     $  1,061.1   $  1,123.6
                                                                           ==========   ==========

        Closed Block revenues and expenses were as follows:

                                                        2001          2000          1999
                                                     ----------    ----------    ----------
                                                                 (IN MILLIONS)

        REVENUES:
        Premiums and other income ..............     $    571.5    $    594.7    $    619.1
        Investment income (net of investment
        expenses of $3.0, $8.1, and $15.8) .....          583.5         578.7         574.2
        Investment losses, net .................          (42.3)        (35.8)        (11.3)
                                                     ----------    ----------    ----------
        Total revenues .........................        1,112.7       1,137.6       1,182.0
                                                     ----------    ----------    ----------

        BENEFITS AND
        OTHER DEDUCTIONS:
        Policyholders' benefits and dividends ..        1,009.3       1,025.2       1,024.7
        Other operating costs and expenses .....            4.7           5.2           5.5
                                                     ----------    ----------    ----------
        Total benefits and other deductions ....        1,014.0       1,030.4       1,030.2
                                                     ----------    ----------    ----------

        Net revenues before Federal income taxes           98.7         107.2         151.8
        Federal income taxes ...................          (36.2)        (38.2)        (60.3)
                                                     ----------    ----------    ----------
        Net Revenues ...........................     $     62.5    $     69.0    $     91.5
                                                     ==========    ==========    ==========

        Impaired mortgage loans along with the related investment valuation allowances follows:

                                                                                DECEMBER 31,
                                                                            ------------------
                                                                              2001       2000
                                                                            -------    -------
                                                                               (IN MILLIONS)
        Impaired mortgage loans with investment valuation allowances ..     $  26.7    $  26.7
        Impaired mortgage loans without investment valuation allowances         6.5        4.0
                                                                            -------    -------
        Recorded investment in impaired mortgages .....................        33.2       30.7
        Investment valuation allowances ...............................        (5.8)      (8.7)
                                                                            -------    -------
        Net Impaired Mortgage Loans ...................................     $  27.4    $  22.0
                                                                            =======    =======

        During 2001, 2000 and 1999, the Closed Block's average recorded investment in impaired mortgage loans was $30.8 million, $31.0 million and $37.0 million, respectively. Interest income recognized on these impaired mortgage loans totaled $1.2 million, $2.0 million and $3.3 million ($.1 million, $.1 million and $.3 million recognized on a cash basis) for 2001, 2000 and 1999, respectively.

        Valuation allowances amounted to $5.7 million and $9.1 million on mortgage loans on real estate and $9.8 million and $17.2 million on equity real estate at December 31, 2001 and 2000, respectively. Writedowns of fixed maturities amounted to $30.8 million and $27.7 million for 2001 and 2000, respectively, including $23.3 million in fourth quarter 2001.

8)       DISCONTINUED OPERATIONS

        Summarized financial information for Discontinued Operations follows:


                                                                                 DECEMBER 31,
                                                                          -----------------------
                                                                             2001        2000
                                                                          ----------   ----------
                                                                                (IN MILLIONS)
        BALANCE SHEETS
        Mortgage loans on real estate ...............................     $    160.3   $    330.9
        Equity real estate ..........................................          252.0        350.9
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $542.9 and $321.5) .....................          559.6        336.5
        Other equity investments ....................................           22.3         43.1
        Other invested assets .......................................             .4          1.9
                                                                          ----------   ----------
          Total investments .........................................          994.6      1,063.3
        Cash and cash equivalents ...................................           41.1         84.3
        Other assets ................................................          152.6        148.8
                                                                          ----------   ----------
        Total Assets ................................................     $  1,188.3   $  1,296.4
                                                                          ==========   ==========

        Policyholders liabilities ...................................     $    932.9   $    966.8
        Allowance for future losses .................................          139.9        159.8
        Other liabilities ...........................................          115.5        169.8
                                                                          ----------   ----------
        Total Liabilities ...........................................     $  1,188.3   $  1,296.4
                                                                          ==========   ==========

                                                               2001       2000        1999
                                                            --------    --------    --------
                                                                      (IN MILLIONS)
        STATEMENTS OF EARNINGS
        Investment income (net of investment
          expenses of $25.3, $37.0 and $49.3) .........     $   91.6    $  102.2    $   98.7
        Investment gains (losses), net ................         33.6        (6.6)      (13.4)
        Policy fees, premiums and other income ........           .2          .7          .2
                                                            --------    --------    --------
        Total revenues ................................        125.4        96.3        85.5

        Benefits and other deductions .................        100.7       106.9       104.8
        Earnings credited (losses charged) to allowance
          for future losses ...........................         24.7       (10.6)      (19.3)
                                                            --------    --------    --------
        Pre-tax loss from operations ..................         --          --          --
        Pre-tax earnings from releasing the allowance
          for future losses ...........................         46.1        90.2        43.3
        Federal income tax expense ....................         (2.3)      (31.6)      (15.2)
                                                            --------    --------    --------
        Earnings from
          Discontinued Operations .....................     $   43.8    $   58.6    $   28.1
                                                            ========    ========    ========

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process which takes place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

        Valuation allowances of $4.8 million and $2.9 million on mortgage loans on real estate and $5.0 million and $11.4 million on equity real estate were held at December 31, 2001 and 2000, respectively. During 2001, 2000 and 1999, discontinued operations' average recorded investment in impaired mortgage loans was $32.2 million, $11.3 million and $13.8 million, respectively. Interest income recognized on these impaired mortgage loans totaled $2.5 million, $.9 million and $1.7 million ($1.0 million, $.5 million and $.0 million recognized on a cash basis) for 2001, 2000 and 1999, respectively.

        At December 31, 2001 and 2000, discontinued operations had real estate acquired in satisfaction of debt with carrying values of $7.4 million and $4.5 million, respectively.

        In 2001, Federal Income tax expense for discontinued operations reflected a $13.8 million reduction in taxes due to settlement of open tax years.

9)      SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:


                                                                   DECEMBER 31,
                                                             -----------------------
                                                                2001         2000
                                                             ----------   ----------
                                                                   (IN MILLIONS)
        Short-term debt ................................     $    229.6   $    782.2
                                                             ----------   ----------
        Long-term debt:
        Equitable Life:
          Surplus notes, 6.95%, due 2005 ...............          399.7        399.6
          Surplus notes, 7.70%, due 2015 ...............          199.7        199.7
          Other ........................................             .2           .4
                                                             ----------   ----------

              Total Equitable Life .....................          599.6        599.7
                                                             ----------   ----------

        Alliance:
          Senior Notes, 5.625%, due 2006 ...............          398.0       --
                                                             ----------   ----------
        Wholly Owned and Joint Venture Real Estate:
          Mortgage notes, 5.43% - 9.5%, due through 2017          248.3        248.3
                                                             ----------   ----------
        Total long-term debt ...........................        1,245.9        848.0
                                                             ----------   ----------

        Total Short-term and Long-term Debt ............     $  1,475.5   $  1,630.2
                                                             ==========   ==========

        Short-term Debt

        Equitable Life has a $350.0 million 5-year bank credit facility and a $250.0 million 364-day credit facility. The interest rates are based on external indices dependent on the type of borrowing ranging from 2.09% to 4.75%. There were no amounts outstanding under these credit facilities at December 31, 2001.

        Equitable Life has a commercial paper program with an issue limit of $1.0 billion. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $600.0 million bank credit facilities. At December 31, 2001, there were no amounts outstanding under this program.

        Equitable Life has an $18.4 million line of credit available relating to reinsurance of which no amounts were outstanding at December 31, 2001.

        During 1998, Alliance increased its commercial paper program to $425.0 million and entered into a $425.0 million five-year revolving credit facility with a group of commercial banks to provide back-up liquidity for the commercial paper program. Under the credit facility, the interest rate, at the option of the borrower, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds Rate. A facility fee is payable on the total facility. Borrowings under the credit facility and the commercial paper program may not exceed $425.0 million in the aggregate. In July 1999, Alliance entered into a $200.0 million three-year revolving credit facility with a group of commercial banks. During October 2000, Alliance entered into a $250.0 million two-year revolving credit facility. The terms of the $200.0 million and $250.0 million credit facilities are generally similar to the $425.0 million credit facility. The revolving credit facilities will be used to fund commission payments to financial intermediaries for the sale of Back-End Load Shares under Alliance's mutual fund distribution system, capital expenditures and for general working capital purposes. The revolving credit facilities contain covenants which, among other things, require Alliance to meet certain financial ratios. Alliance was in compliance with the covenants at December 31, 2001. At December 31, 2001, Alliance had commercial paper outstanding totaling $198.2 million at an effective interest rate of 1.9%; there were no borrowings outstanding under Alliance's revolving credit facilities.

        In December 1999, Alliance established a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2001, $24.9 million at an effective interest rate of 1.9% was outstanding under the ECN program.

        Long-term Debt

        Certain of the long-term debt agreements, principally mortgage notes, have restrictive covenants related to the total amount of debt, net tangible assets and other matters. At December 31, 2001, the Company is in compliance with all debt covenants.

        At December 31, 2001 and 2000, respectively, the Company has pledged real estate of $314.5 million and $298.8 million as collateral for certain long-term debt.

        At December 31, 2001, aggregate maturities of the long-term debt based on required principal payments at maturity was $248.5 million for 2002, $400.0 million for 2005, $400.0 million for 2006 and $200.0 million thereafter.

        In August 2001, Alliance issued $400.0 million 5.625% notes due 2006 in a public offering and are redeemable at any time. The registration statement filed with the SEC allows for the issuance of up to $600.0 million in senior debt securities. The proceeds were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.

10)     FEDERAL INCOME TAXES

        A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                    2001        2000       1999
                                                  --------    --------   --------
                                                           (IN MILLIONS)
        Federal income tax expense (benefit):
          Current ...........................     $  (38.2)   $  820.6   $  174.0
          Deferred ..........................        354.4       137.7      158.0
                                                  --------    --------   --------
        Total ...............................     $  316.2    $  958.3   $  332.0
                                                  ========    ========   ========

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                       2001        2000        1999
                                                     --------    --------    --------
                                                             (IN MILLIONS)
        Expected Federal income tax expense ....     $  452.5    $  904.9    $  458.4
        Minority interest ......................       (126.9)     (117.9)      (47.8)
        Non deductible stock option compensation
          expense ..............................         --          34.4        --
        Subsidiary gains .......................         --         161.4       (37.1)
        Adjustment of tax audit reserves .......        (28.2)       17.9        27.8
        Equity in unconsolidated subsidiaries ..         --         (48.7)      (64.0)
        Other ..................................         18.8         6.3        (5.3)
                                                     --------    --------    --------
        Federal Income Tax Expense .............     $  316.2    $  958.3    $  332.0
                                                     ========    ========    ========

        The components of the net deferred Federal income taxes are as follows:


                                                       DECEMBER 31, 2001                  December 31, 2000
                                                 --------------   ------------      ------------      -----------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                 --------------   ------------      ------------      -----------
                                                                           (IN MILLIONS)
        Compensation and related benefits......  $      --        $       92.0      $       --        $      79.7
        Other..................................         --                  .1               4.9             --
        DAC, reserves and reinsurance..........         --             1,020.1              --              733.0
        Investments............................         --               333.3              --              229.2
                                                 --------------   ------------      ------------      -----------
        Total..................................  $      --        $    1,445.5      $        4.9      $   1,041.9
                                                 ==============   ============      ============      ===========

       At December 31, 1999, $236.8 million in deferred tax assets were transferred to the Holding Company in conjunction with its assumption of the non-qualified employee benefit liabilities. See Note 12 for discussion of the benefit plans transferred.

        The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and their tax effects follow:

                                                                   2001               2000                1999
                                                              -------------       ------------       ------------
                                                                                 (IN MILLIONS)

        DAC, reserves and reinsurance......................  $       291.7       $      403.3       $       83.2
        Investments........................................           42.1             (140.7)               3.2
        Compensation and related benefits..................           15.7              (96.4)              21.0
        Other..............................................            4.9              (28.5)              50.6
                                                             -------------       ------------       ------------
        Deferred Federal Income Tax
          Expense..........................................  $       354.4       $      137.7       $      158.0
                                                             =============       ============       ============

        Federal income taxes payable at December 31, 2000 included $858.2 million of taxes related to the gain on disposal of DLJ.

        The Internal Revenue Service (the "IRS") is in the process of examining the Holding Company's consolidated Federal income tax returns for the years 1992 through 1996. Management believes these audits will have no material adverse effect on the Company's results of operations.

11)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                                  2001               2000                1999
                                                            -------------       ------------       ------------
                                                                                 (IN MILLIONS)
        Direct premiums....................................  $       990.0       $    1,103.8       $    1,039.5
        Reinsurance assumed................................          203.0              194.2              206.7
        Reinsurance ceded..................................         (173.1)            (123.0)             (69.1)
                                                             -------------       ------------       ------------
        Premiums...........................................  $     1,019.9       $    1,175.0       $    1,177.1
                                                             =============       ============       ============

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        86.9       $       92.1       $       69.7
                                                             =============       ============       ============
        Policyholders' Benefits Ceded......................  $       370.3       $      239.2       $      155.6
                                                             =============       ============       ============
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        50.4       $       46.5       $       38.5
                                                             =============       ============       ============


        Since 1997, the Company reinsures on a yearly renewal term basis 90% of the mortality risk on new issues of certain term, universal and variable life products. The Company's retention limit on joint survivorship policies is $15.0 million. All other in force business above $5.0 million is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

        During July 2000, Equitable Life transferred, at no gain or loss, all the risk of its directly written DI business for years 1993 and prior through an indemnity reinsurance contract. The cost of the arrangement will be amortized over the expected lives of the contracts reinsured and will not have a significant impact on the results of operations in any specific period.

        At December 31, 2001 and 2000, respectively, reinsurance recoverables related to insurance contracts amounting to $2,233.7 million and $2,098.0 million, of which $1,060.4 million and $1,009.1 million relates to one specific reinsurer, are included in Other assets and reinsurance payables related to insurance contracts amounting to $798.5 million and $730.3 million are included in Other liabilities in the consolidated balance sheets.

        The Insurance Group cedes 100% of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $444.2 million and $487.7 million at December 31, 2001 and 2000, respectively.

        In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life and annuity reinsurance from professional reinsurers. The Insurance Group also assumes accident, health, aviation and space risks by participating in various reinsurance pools. Reinsurance assumed reserves at December 31, 2001 and 2000 were $540.2 million and $515.0 million, respectively.

12)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA").

        Effective December 31, 1999, the Holding Company legally assumed primary liability from Equitable Life for all current and future obligations of its Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits; Equitable Life remains secondarily liable. The amount of the liability associated with employee benefits transferred was $676.5 million, including $183.0 million of non-qualified pension benefit obligations and $394.1 million of postretirement benefits obligations at December 31, 1999. This transfer was recorded as a non-cash capital contribution to Equitable Life.

        Components of net periodic pension credit follow:

                                                                  2001               2000                1999
                                                             -------------       ------------       ------------
                                                                                 (IN MILLIONS)
        Service cost.......................................  $        32.1       $       29.5       $       36.7
        Interest cost on projected benefit obligations.....          128.8              124.2              131.6
        Expected return on assets..........................         (218.7)            (223.2)            (189.8)
        Net amortization and deferrals.....................             .1                (.6)               7.5
                                                             -------------       ------------       ------------
        Net Periodic Pension Credit........................  $       (57.7)      $      (70.1)      $      (14.0)
                                                             ============        ============       ============

        The projected benefit obligations under the pension plans were comprised of:

                                                                                           DECEMBER 31,
                                                                                 -------------------------------
                                                                                     2001                2000
                                                                                 ------------       ------------
                                                                                           (IN MILLIONS)


        Benefit obligations, beginning of year.................................  $    1,712.6       $    1,659.6
        Service cost...........................................................          27.1               24.5
        Interest cost..........................................................         128.8              124.2
        Actuarial losses (gains)...............................................          64.4               13.4
        Benefits paid..........................................................        (120.6)            (109.1)
                                                                                 ------------       ------------
        Benefit Obligation, End of Year........................................  $    1,812.3       $    1,712.6
                                                                                 ============       ============

        The funded status of the pension plans was as follows:

                                                                                           DECEMBER 31,
                                                                                 -------------------------------
                                                                                     2001                2000
                                                                                 ------------       ------------
                                                                                           (IN MILLIONS)

        Plan assets at fair value, beginning of year...........................  $    2,112.0       $    2,341.6
        Actual return on plan assets...........................................        (148.0)            (115.9)
        Contributions..........................................................          --                 --
        Benefits paid and fees.................................................        (126.1)            (113.7)
                                                                                 ------------       ------------
        Plan assets at fair value, end of year.................................       1,837.9            2,112.0
        Projected benefit obligations..........................................       1,812.3            1,712.6
                                                                                 ------------       ------------
        Excess of plan assets over projected benefit obligations...............          25.6              399.4
        Unrecognized prior service cost........................................         (46.3)               1.2
        Unrecognized net loss (gain) from past experience different
          from that assumed....................................................         550.1               71.3
        Unrecognized net asset at transition...................................          (1.6)              (1.9)
                                                                                 ------------       ------------
        Prepaid Pension Cost, Net..............................................  $      527.8       $      470.0
                                                                                 ============       ============

        The accrued liability for pension plans with projected benefit obligations in excess of plan assets was $16.7 million and $13.5 million at December 31, 2001 and 2000, respectively. The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $49.7 million and $28.7 million, respectively, at December 31, 2001 and $38.9 million and $32.9 million, respectively, at December 31, 2000.

        The pension plan assets include corporate and government debt securities, equity securities, equity real estate and shares of group trusts managed by Alliance. The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 7.25% and 7.19%, respectively, at December 31, 2001 and 7.75% and 7.19%, respectively, at December 31, 2000. As of January 1, 2001 and 2000, the expected long-term rate of return on assets for the retirement plan was 10.25% and 10.5%, respectively.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $27.3 million, $28.7 million and $30.2 million for 2001, 2000 and 1999, respectively.

        Alliance maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to Alliance in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, Alliance agreed to invest $96.0 million per annum for three years to fund open market purchases of Alliance Holding units or money market funds in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or were hired to replace them. The Company has recorded compensation and benefit expenses in connection with the plans totaling $58.1 million, $29.8 million and $13.8 million for 2001, 2000 and 1999, respectively (including $34.6 million and $6.8 million for 2001 and 2000, respectively, relating to the Bernstein deferred compensation plan).

13)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Various derivative financial instruments are used to achieve this objective, including interest rate caps and floors to hedge crediting rates on interest-sensitive individual annuity contracts, interest rate futures to protect against declines in interest rates between receipt of funds and purchase of appropriate assets, and interest rate swaps to modify the duration and cash flows of fixed maturity investments. In addition, the Company periodically enters into forward and futures contracts to hedge certain equity exposures. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of guaranteed minimum income benefit features contained in certain annuity contracts issued by the Company.

        As earlier described in Note 2 of Notes to Consolidated Financial Statements, the Company adopted SFAS No. 133, as amended, on January 1, 2001. Consequently, all derivatives outstanding at December 31, 2001 are recognized on the balance sheet at their fair values. The outstanding notional amounts of derivative financial instruments purchased and sold were $6,675.0 million and $.3 million, respectively, at December 31, 2001. These amounts principally consist of interest rate cap contracts of Equitable Life that have a total fair value at December 31, 2001 of $13.6 million. At December 31, 2001 and during the year then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

        All gains and losses on derivative financial instruments utilized by the Company in 2001 are reported in earnings for the current year as none of the derivatives were designated to qualifying hedging relationships under SFAS No. 133 either at initial adoption of the Statement or at inception of the contracts. Gross gains and gross losses recognized on derivative positions was $27.5 million and $4.6 million, respectively, for 2001.

        Fair Value of Financial Instruments

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 2001 and 2000.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The estimated fair values for variable deferred annuities and single premium deferred annuities, which are included in policyholders' account balances, are estimated by discounting the account value back from the time of the next crediting rate review to the present, at a rate equal to the excess of current estimated market rates offered on new policies over the current crediting rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7 and 8:


                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              2001                               2000
                                                ---------------------------------  ---------------------------------
                                                   CARRYING         ESTIMATED         Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        Consolidated:
        Mortgage loans on real estate..........  $    4,333.3     $     4,438.7     $     4,712.6     $    4,767.0
        Other limited partnership interests....         701.9             701.9             834.9            834.9
        Policy loans...........................       4,100.7           4,476.4           4,034.6          4,290.0
        Policyholders' account balances -
          investment contracts.................      12,256.4          12,514.0          11,488.8         11,663.8
        Long-term debt.........................       1,245.9           1,280.6             848.0            847.5

        Closed Block:
        Mortgage loans on real estate..........  $    1,514.4     $     1,532.6     $     1,581.8     $    1,582.6
        Other equity investments...............          24.4              24.4              34.4             34.4
        Policy loans...........................       1,504.4           1,664.8           1,557.7          1,667.6
        SCNILC liability.......................          18.2              18.1              20.2             20.1

        Discontinued Operations:
        Mortgage loans on real estate..........  $      160.3     $       171.6     $       330.9     $      347.7
        Fixed maturities.......................         559.6             559.6             336.5            336.5
        Other equity investments...............          22.3              22.3              43.1             43.1
        Guaranteed interest contracts..........          18.8              16.1              26.4             23.4
        Long-term debt.........................         101.7             101.7             101.8            101.7

14)     COMMITMENTS AND CONTINGENT LIABILITIES

        From time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2001, these arrangements included commitments by the Company, under certain conditions, to make capital contributions of up to $8.5 million to affiliated real estate joint ventures and to provide equity financing to certain limited partnerships of $274.9 million. Management believes the Company will not incur any material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for Equitable Life to satisfy those obligations is remote.

        The Insurance Group had $10.5 million of letters of credit outstanding at December 31, 2001.

        The Company entered into continuity agreements with certain executives of the Company in connection with AXA's minority interest acquisition. The remaining continuity agreements generally provide cash severance payments ranging from 1.5 times to 2 times an executive's base salary plus bonus and other benefits. Such cash severance payments will generally be made if an executive's employment is terminated at any time within two years from December 27, 2000 for any reason other than the executive's death, disability, retirement or for cause, or if the executive resigns for good reason as defined in the agreements. In connection with cost reduction programs initiated in 2001, expenses related to continuity agreements, severance, benefits and outplacement were recorded, totaling $126.1 million related to the home office initiative and $24.5 million related to the field restructuring initiative. At December 31, 2001, in the event the remaining covered executives' employment terminates under the circumstances described above, cash severance payments that would be payable under these continuity agreements approximate $30.0 million.

15)     LITIGATION

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life, Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997, but whose existence continues for certain limited purposes, including the defense of litigation) and EOC, like other life and health insurers, from time to time are involved in such litigations. Among litigations against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following five paragraphs.

        In January 1996, an amended complaint was filed in an action entitled Frank Franze Jr. and George Busher, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company in the United States District Court for the Southern District of Florida. The action was brought by two individuals who purchased variable life insurance policies. The plaintiffs purport to represent a nationwide class consisting of all persons who purchased variable life insurance policies from Equitable Life and EVLICO between September 30, 1991 and January 3, 1996. The amended complaint alleges that Equitable Life's and EVLICO's agents were trained not to disclose fully that the product being sold was life insurance. Plaintiffs allege violations of the Federal securities laws and seek rescission of the contracts or compensatory damages and attorneys' fees and expenses. Equitable Life and EVLICO have answered the amended complaint, denying the material allegations and asserting certain affirmative defenses. In May 1999, the Magistrate Judge issued a Report and Recommendation recommending that the District Judge deny Equitable Life's and EVLICO's motion for summary judgment and grant plaintiffs' motion for class certification. In July 1999, Equitable Life and EVLICO filed Objections to the Report and Recommendation and urged that the District Judge reject the Magistrate's recommendations and grant Equitable Life's and EVLICO's motion for summary judgment and deny plaintiffs' motion for class certification. In October 2000, the District Judge affirmed the Magistrate's

        Report and Recommendation and, accordingly, denied Equitable Life's and EVLICO's motion for summary judgment and granted plaintiffs' motion for class certification. In May 2001, with permission of the United States Court of Appeals for the Eleventh Circuit, Equitable Life and EVLICO appealed the District Court's order. Oral argument is scheduled for March 2002.

        In March 2000, an action entitled Brenda McEachern v. The Equitable Life Assurance Society of the United States and Gary Raymond, Jr. was commenced against Equitable Life and one of its agents in Circuit Court, Mobile County, Alabama, and asserts claims under state law. The action was brought by an individual who alleges that she purchased a variable annuity from Equitable Life in 1997. The action purports to be on behalf of a class consisting of all persons who from January 1, 1989 (i) purchased a variable annuity from Equitable Life to fund a qualified retirement plan, (ii) were charged allegedly unnecessary fees for tax deferral for variable annuities held in qualified retirement accounts, or (iii) were sold a variable annuity while owning a qualified retirement plan from Equitable Life. The complaint alleges various improper sales practices, including misrepresentations in connection with the use of variable annuities in a qualified retirement plan or similar arrangement, charging inflated or hidden fees, and failure to disclose unnecessary tax deferral fees. Plaintiff seeks damages, including punitive damages, in an unspecified amount and attorneys' fees and expenses. In May 2000, Equitable Life removed the case to the United States District Court for the Southern District of Alabama and filed a motion to dismiss the complaint, and plaintiff filed a motion to remand the case to state court. The court has permitted limited discovery on the issue of whether the Securities Litigation Uniform Standards Act applies. In November 2001, plaintiff filed a motion for leave to join additional plaintiffs.

        In June 2000, an action entitled Raymond Patenaude v. The Equitable Life Assurance Society of the United States, AXA Advisors, LLC and Equitable Distributors, Inc. was commenced in the Superior Court of California, County of San Diego. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The named plaintiff purports to act as a private attorney general on behalf of the general public of the State of California under California consumer protection statutes and also asserts individual common-law claims. On behalf of the named plaintiff and the general public, the complaint asserts claims for unlawful, unfair or fraudulent business acts and practices and for false or misleading advertising. On behalf of the named plaintiff alone, the complaint alleges claims for fraud, fraudulent concealment and deceit, negligent misrepresentation and negligence. The complaint seeks injunctive relief, restitution for members of the general public of the State of California who have been harmed by defendants' conduct, compensatory and punitive damages on behalf of the named plaintiff, and attorneys' fees, costs and expenses. In July 2000, the defendants removed the case to the United States District Court for the Southern District of California and filed a motion to dismiss the complaint. In October 2000, the District Court granted defendants' motion to dismiss the action. In November 2000, the plaintiff appealed; the appeal is fully briefed.

        In October 2000, an action entitled Sham Malhotra, et al. v. The Equitable Life Assurance Society of the United States, AXA Advisors, LLC and Equitable Distributors, Inc. was commenced in the Supreme Court of the State of New York, County of Nassau. The action was brought by two individuals who purchased Equitable Life deferred annuity products. The action purports to be on behalf of a class consisting of all persons who purchased an individual deferred annuity contract or who received a certificate to a group deferred annuity contract, sold by one of the defendants, which was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment; excluded from the class are officers, directors and agents of the defendants. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The complaint asserts claims for: deceptive business acts and practices in violation of the New York General Business Law ("GBL"); use of misrepresentations and misleading statements in violation of the New York Insurance Law; false or misleading advertising in violation of the GBL; fraud, fraudulent concealment and deceit; negligent misrepresentation; negligence; unjust enrichment and imposition of a constructive trust; declaratory and injunctive relief; and reformation of the annuity contracts. The complaint seeks injunctive and declaratory relief, an unspecified amount of compensatory and punitive damages, restitution for all members of the class, and an award of attorneys' fees, costs and expenses. In October 2000, the defendants removed the action to the United States District Court for the Eastern District of New York, and thereafter filed a motion to dismiss. Plaintiffs filed a motion to remand the case to state court. In September 2001, the District Court issued a decision granting defendants' motion to dismiss and denying plaintiffs' motion to remand, and judgment was entered in favor of the defendants. In October 2001, plaintiffs filed a motion seeking leave to reopen the case for the purpose of filing an amended complaint. In addition, plaintiffs filed a new complaint in the District Court, alleging a similar class and similar facts. The new complaint asserts causes of action for violations of Federal securities laws in addition to the state law causes of action asserted in the previous complaint. In January 2002, the defendants filed a motion to dismiss the new action.

        Between June 2000 and December 2001 twelve lawsuits were filed in the state courts of Mississippi (the "Mississippi Actions") by more than 70 plaintiffs naming as defendants Equitable Life, EVLICO, EOC and various present and former individual sales agents associated with Equitable Life, EVLICO and/or EOC. The actions arise from the purchase by each of the plaintiffs of various types of life insurance policies from Equitable Life, EVLICO and/or EOC. The policies at issue include term, variable and whole life policies purchased as early as 1954. The actions allege misrepresentations in connection with the sale of life insurance policies including that the defendants misrepresented the stated number of years that premiums would need to be paid. Plaintiffs assert claims for breach of contract, fraud, fraudulent inducement, misrepresentation, conspiracy, negligent supervision and other tort claims. Plaintiffs seek unspecified compensatory and punitive damages. The parties are engaged in discovery in each of the pending actions.

        In October 2000, an action entitled American National Bank and Trust Company of Chicago, as trustee f/b/o Emerald Investments LP and Emerald Investments LP v. AXA Client Solutions, LLC; The Equitable Life Assurance Society of the United States; and AXA Financial, Inc. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants (i) in connection with certain annuities issued by Equitable Life breached an agreement with the plaintiffs involving the execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek unspecified lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In February 2001, the District Court granted in part and denied in part defendants' motion to dismiss the complaint. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and the Holding Company from the amended complaint, and dismissed the conversion claims in June 2001. The District Court denied defendants' motion to dismiss the remaining claims. Equitable Life has answered the amended complaint.

        On September 12, 1997, the United States District Court for the Northern District of Alabama, Southern Division, entered an order certifying James Brown as the representative of a class consisting of "[a]ll African-Americans who applied but were not hired for, were discouraged from applying for, or would have applied for the position of Sales Agent in the absence of the discriminatory practices, and/or procedures in the [former] Southern Region of AXA Financial from May 16, 1987 to the present." The second amended complaint in James W. Brown, on behalf of others similarly situated v. The Equitable Life Assurance Society of the United States alleges, among other things, that Equitable Life discriminated on the basis of race against African-American applicants and potential applicants in hiring individuals as sales agents. Plaintiffs sought a declaratory judgment and affirmative and negative injunctive relief, including the payment of back-pay, pension and other compensation. The court referred the case to mediation, pursuant to which the parties reached a proposed settlement agreement in November 2000. In connection therewith, the case was dismissed in the United States District Court for the Northern District of Alabama, Southern Division and refiled in the United States District Court for the Northern District of Georgia, Atlanta Division. The final settlement required notice to be given to class members and was subject to court approval. A hearing was held in January 2002 and thereafter, an order was entered approving the settlement.

        In November 1997, an amended complaint was filed in Peter Fischel, et al. v. The Equitable Life Assurance Society of the United States alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. In March 1999, the United States District Court for the Northern District of California entered an order certifying a class consisting of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of a unilateral contract, breach of fiduciary duty and promissory estoppel. In June 2000, plaintiffs appealed to the Court of Appeals for the Ninth Circuit contesting the District Court's award of legal fees to plaintiffs' counsel in connection with a previously settled count of the complaint unrelated to the health benefit claims. In that appeal, plaintiffs have challenged the District Court's subject matter jurisdiction over the health benefit claims. Oral argument on this appeal was heard in November 2001. In May 2001, plaintiffs filed a second amended complaint which, among other things, alleges that Equitable Life failed to comply with plan amendment procedures and deletes the promissory estoppel claim. Equitable Life answered the complaint in June 2001. In September 2001, Equitable Life filed a motion for summary judgment on all of plaintiffs' claims, and plaintiffs filed a motion for partial summary judgment on all claims except their claim for breach of fiduciary duty.

        A putative class action entitled Stefanie Hirt, et al. v. The Equitable Retirement Plan for Employees, Managers and Agents, et al. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. Defendants answered the complaint in October 2001.

        In September 1999, a complaint was filed in an action entitled R.S.M. Inc., et al. v. Alliance Capital Management L.P., et al. in the Chancery Court of the State of Delaware. The action was brought on behalf of a purported class of owners of limited partnership units of Alliance Capital Management Holding L.P. ("Alliance Holding") challenging the then-proposed reorganization of Alliance Holding. Named defendants include Alliance Holding, four Alliance Holding executives, the general partner of Alliance Holding and Alliance, which is a wholly owned indirect subsidiary of Equitable Life, and Alliance, which is the operating partnership whose units are not publicly traded. Equitable Life is obligated to indemnify the defendants for losses and expenses arising out of the litigation. Plaintiffs allege, inter alia, inadequate and misleading disclosures, breaches of fiduciary duties, and the improper adoption of an amended partnership agreement by Alliance Holding. The complaint seeks, inter alia, payment of unspecified money damages and an accounting of all benefits alleged to have been improperly obtained by the defendants. In August 2000, plaintiffs filed a first amended and supplemental class action complaint. The amended complaint alleges in connection with the reorganization that, inter alia, the partnership agreement of Alliance Holding was not validly amended, the reorganization of Alliance Holding was not validly effected, the information disseminated to holders of units of limited partnership interests in Alliance Holding was materially false and misleading, and the defendants breached their fiduciary duties by structuring the reorganization in a manner that was grossly unfair to plaintiffs. Plaintiffs seek declaratory, monetary and injunctive relief relating to the allegations contained in the amended complaint. In September 2000, all defendants other than Robert H. Joseph, Jr., filed an answer to the amended complaint denying the material allegations contained therein. In lieu of joining in the answer to the amended complaint, Mr. Joseph filed a motion to dismiss in September 2000. In November 2000, defendants, other than Mr. Joseph, filed a motion to dismiss the amended complaint. In December 2000, plaintiffs filed a motion for partial summary judgment on the claim that the Alliance Holding partnership agreement was not validly amended. In April 2001, the Chancery Court issued a decision granting in part and denying in part defendants' motion to dismiss; the claim alleging that the partnership agreement of Alliance Holding was not validly amended was one of the claims dismissed. In October 2001, a memorandum of understanding was executed, setting forth the terms of a settlement in principle, and in December 2001, a stipulation of settlement was filed with the Delaware Court of Chancery. The settlement is subject to a number of conditions, including preparation of definitive documentation and approval, after a hearing, by the Delaware Court of Chancery.

        Subsequent to the August 30, 2000 announcement of AXA's proposal to purchase the outstanding shares of AXA Financial common stock that it did not already own, the following fourteen putative class action lawsuits were commenced in the Delaware Court of Chancery: Fred Buff v. AXA Financial, Inc., et al., Sarah Wolhendler v. Claude Bebear, et al.; Jerome and Selma Stone v. AXA Financial, Inc., et al.; Louis Deranieri
        v. AXA Financial, Inc., et al.; Maxine Phillips v. AXA Financial, Inc., et al.; Ruth Ravnitsky v. AXA Financial, Inc., et al.; Richard Kager v. AXA Financial, Inc., et al.; Mortimer Cohen v. AXA Financial, Inc., et al.; Lee Koneche, et al. v. AXA Financial, Inc., et al.; Denver Employees Retirement Plan v. AXA Financial, Inc., et al.; Harry Hoffman
        v. AXA Financial, Inc., et al.; Joseph Villari v. AXA Financial, Inc., et al.; Max Boimal v. AXA Financial, Inc., et al.; and Jay Gottlieb v. AXA Financial, Inc., et al. AXA Financial, AXA, and directors and/or officers of AXA Financial are named as defendants in each of these lawsuits. The various plaintiffs each purport to represent a class consisting of owners of AXA Financial common stock and their successors in interest, excluding the defendants and any person or entity related to or affiliated with any of the defendants. They challenge the adequacy of the offer announced by AXA and allege that the defendants have engaged or will engage in unfair dealing, overreaching and/or have breached or will breach fiduciary duties owed to the minority shareholders of AXA Financial. The complaints seek declaratory and injunctive relief, an accounting, and unspecified compensatory damages, costs and expenses, including attorneys' fees. The Delaware suits have been consolidated under the name In re AXA Financial, Inc. Shareholders Litigation. A similar lawsuit was filed in the Supreme Court of the State of New York, County of New York, after the filing of the first Delaware action; it is captioned Harbor Finance Partners v. AXA Financial, Inc., et al. In December 2000, the parties to the Delaware suits reached a proposed agreement for settlement and executed a memorandum of understanding. Shortly thereafter, agreement was reached with the plaintiff in the New York suit to stay proceedings in New York and to participate in and be bound by the terms of the settlement of the Delaware suits. In November 2001, the parties filed a stipulation of settlement with the Delaware Court of Chancery. The settlement, which does not involve any payment by AXA Financial, is subject to conditions, including approval, after a hearing, by the Delaware Court of Chancery. The hearing on the settlement is scheduled for March 2002.

        Subsequent to the August 30, 2000 announcement of the proposed sale of DLJ, four putative class action lawsuits were filed in the Delaware Court of Chancery naming AXA Financial as one of the defendants and challenging the sale of DLJ because the transaction did not include the sale of DLJdirect tracking stock. These actions are captioned Irvin Woods, et al. v. Joe L. Roby, et al.; Thomas Rolle v. Joe L. Roby, et al.; Andrew Loguercio v. Joe L. Roby, et al.; and Robert Holschen v. Joe
        L. Roby, et al. The plaintiffs in these cases purport to represent a class consisting of the holders of DLJdirect tracking stock and their successors in interest, excluding the defendants and any person or entity related to or affiliated with any of the defendants. Named as defendants are AXA Financial, DLJ and the DLJ directors. The complaints assert claims for breaches of fiduciary duties, for violation of class members' voting rights under 8 Del. C. ss.242, and for breach of implied contractual promise, and seek an unspecified amount of compensatory damages and costs and expenses, including attorneys' fees. The parties in these cases have agreed to extend the time for defendants to respond to the complaints.

        Subsequent to the August 30, 2000 announcement of the proposed sale of DLJ, a putative class action lawsuit was filed in the United States District Court, Southern District of New York, captioned Siamac Sedighim
        v. Donaldson, Lufkin & Jenrette, Inc., et al. This action challenges the sale of DLJ (for omitting the DLJdirect tracking stock) and also alleges Federal securities law claims relating to the initial public offering of the DLJdirect tracking stock. The complaint alleges claims for violations of the securities laws, breaches of the fiduciary duties of loyalty, good faith and due care, aiding and abetting such breaches, and breach of contract. The plaintiff purports to represent a class consisting of: all purchasers of DLJdirect tracking stock in the initial public offering and thereafter (with respect to the securities law claims); and all owners of DLJdirect tracking stock who allegedly have been or will be injured by the sale of DLJ (with respect to all other claims). Named as defendants are AXA Financial, Equitable Life, AXA, DLJ, Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse Group, Diamond Acquisition Corp., and DLJ's directors. The complaint seeks declaratory and injunctive relief, an unspecified amount of damages, and costs and expenses, including attorney's fees. In February 2001, defendants moved to dismiss the complaint and in October 2001, the court granted defendants' motion, dismissing all claims based on Federal law with prejudice and dismissing all claims based on state law on jurisdictional grounds, and entered judgment for the defendants. The plaintiffs did not file a notice of appeal, and their time to appeal has expired.

        In April 2001, a putative class action entitled David Uhrik v. Credit Suisse First Boston (USA), Inc., et al. was filed in Delaware Court of Chancery on behalf of the holders of CSFBdirect tracking stock (formerly known as DLJdirect tracking stock). Named defendants include AXA Financial, Credit Suisse First Boston (USA), Inc., the former directors of DLJ and the directors of Credit Suisse First Boston (USA), Inc. The complaint challenges the sale of DLJ common stock as well as the March 2001 offer by Credit Suisse to purchase the publicly owned CSFBdirect tracking stock for $4 per share and asserts claims for breaches of fiduciary duties and breach of contract. Plaintiffs seek injunctive relief, an unspecified amount of compensatory damages, and costs and expenses, including attorneys' fees. The Uhrik action, along with the actions captioned Irvin Woods, et al. v. Joe L. Roby, et al.; Thomas Rolle v. Joe L. Roby, et al.; Andrew Loguercio v. Joe L. Roby, et al.; and Robert Holschen v. Joe. L. Roby, et al., are among the actions that have been consolidated under the caption In re CSFBdirect Tracking Stock Shareholders Litigation. In May 2001, the Delaware Court of Chancery ordered that the Uhrik complaint be the operative complaint in the consolidated actions. A memorandum of understanding outlining the terms of a proposed settlement was executed in July 2001. It is anticipated that a stipulation of settlement will be filed with the Delaware Court of Chancery in or before March 2002. The proposed settlement, which does not involve any payment by AXA Financial, is subject to a number of conditions, including confirmatory discovery and approval, after a hearing, by the Delaware Court of Chancery.

        In April 2001, an amended class action complaint entitled Miller, et al.
        v. Mitchell Hutchins Asset Management, Inc., et al. was filed in Federal District Court in the Southern District of Illinois against Alliance, Alliance Fund Distributors, Inc. ("AFD"), a wholly owned subsidiary of Alliance, and other defendants alleging violations of the Investment Company Act of 1940, as amended ("ICA"), and breaches of common law fiduciary duty. The allegations in the amended complaint concern six mutual funds with which Alliance has investment advisory agreements, including Premier Growth Fund, Alliance Health Care Fund, Alliance Growth Fund, Alliance Quasar Fund, Alliance Fund and Alliance Disciplined Value Fund. The amended complaint alleges principally that
        (i) certain advisory agreements concerning these funds were negotiated, approved, and executed in violation of the ICA, in particular because certain directors of these funds should be deemed interested under the ICA; (ii) the distribution plans for these funds were negotiated, approved, and executed in violation of the ICA; and (iii) the advisory fees and distribution fees paid to Alliance and AFD, respectively, are excessive and, therefore, constitute a breach of fiduciary duty. Alliance and AFD believe that plaintiffs' allegations are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance and AFD are unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition.

        On December 7, 2001 a complaint entitled Benak v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Benak Complaint") was filed in Federal District Court in the District of New Jersey against Alliance and Alliance Premier Growth ("Premier Growth Fund") alleging violation of the ICA. The principal allegations of the Benak Complaint are that Alliance breached its duty of loyalty to Premier Growth Fund because one of the directors of the General Partner of Alliance served as a director of Enron Corp. ("Enron") when Premier Growth Fund purchased shares of Enron and as a consequence thereof, the investment advisory fees paid to Alliance by Premier Growth Fund should be returned as a means of recovering for Premier Growth Fund the losses plaintiff alleges were caused by the alleged breach of the duty of loyalty. Plaintiff seeks recovery of fees paid by Premier Growth Fund to Alliance during the twelve months preceding the lawsuit. On December 21, 2001 a complaint entitled Roy v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Roy Complaint") was filed in Federal District Court in the Middle District of Florida, Tampa Divisions, against Alliance and Premier Growth Fund. The allegations and relief sought in the Roy Complaint are virtually identical to the Benak Complaint. On December 26, 2001 a compliant entitled Roffe v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Roffe Complaint") was filed in the Federal District Court in the District of New Jersey against Alliance and Premier Growth Fund. The allegations and relief sought in the Roffe Complaint are virtually identical to the Benak Complaint. On February 14, 2002, a complaint entitled Tatem v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Tatem Complaint") was filed in the Federal District Court in the District of New Jersey against Alliance and Premier Growth Fund. The allegations and relief sought in the Tatem Complaint are virtually identical to the Benak Complaint. Alliance believes the plaintiffs' allegations in the Benak Complaint, Roy Complaint, Roffe Complaint and Tatem Complaint are without merit and intends to vigorously defend against these allegations. At the present time Alliance's management is unable to estimate the impact, if any, that the outcome of these actions may have on Alliance's results of operations or financial condition.

        Although the outcome of litigation generally cannot be predicted with certainty, the Company's management believes that (i) the settlement of the Brown, R.S.M., In re AXA Financial, Inc. Shareholders Litigation and the Uhrik litigations will not have a material adverse effect on the consolidated financial position or results of operations of the Company and (ii) the ultimate resolution of the other litigations described above should not have a material adverse effect on the consolidated financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        In addition to the matters previously reported and those described above, the Holding Company, the Company and their subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

        However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

16)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2002 and the four successive years are $114.6 million, $107.3 million, $112.9 million, $100.5 million, $84.4 million and $921.0 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2002 and the four successive years is $6.0 million, $4.6 million, $4.6 million, $4.6 million, $3.1 million and $21.1 million thereafter.

        At December 31, 2001, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2002 and the four successive years is $80.3 million, $86.8 million, $82.9 million, $77.0 million, $75.4 million and $601.6 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2002 and the three successive years are $4.9 million, $4.6 million, $2.7 million and $.9 million.

17)    INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent, pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit Equitable Life to pay shareholder dividends not greater than $544.0 million during 2002. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2001, 2000 and 1999, the Insurance Group statutory net income totaled $547.7 million, $1,068.6 million and $547.0 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $6,100.4 million and $6,226.5 million at December 31, 2001 and 2000, respectively. In 2001, 2000 and 1999, respectively, $1.7 billion, $250.0 million and $150.0 million in dividends were paid to the Holding Company by Equitable Life.

        At December 31, 2001, the Insurance Group, in accordance with various government and state regulations, had $23.5 million of securities deposited with such government or state agencies.

        In 1998 the National Association of Insurance Commissioners ("NAIC") approved a codification of statutory accounting practices ("Codification"), which provides regulators and insurers with uniform statutory guidance, addressing areas where statutory accounting previously was silent and changing certain existing statutory positions. Equitable Life and EOC became subject to Codification rules for all state filings upon adoption of Codification by the respective states.

        On December 27, 2000, an emergency rule was issued by the New York Insurance Department ("NYID"), which adopted Codification in New York effective on January 1, 2001 except where the guidance conflicted with New York Law. Equitable Life is required to prepare the Quarterly and Annual Statements and Audited financial statements in accordance with New York rules and regulations which are filed in all states. Differences between the New York regulations and Codification consist of the accounting for deferred taxes and goodwill.

        The implementation of Codification resulted in a $1,630.9 million increase to surplus and capital stock, principally due to the $1,660.8 million valuation adjustment related to Alliance.

        The NYID is currently expected to adopt Codification's accounting for deferred income taxes and goodwill effective in 2002. The impact of adopting the deferred tax accounting is estimated to be a $363.6 million decrease to surplus and capital stock at December 31, 2001.

        The application of the Codification rules as adopted by the State of Colorado had no significant effect on Equitable Life or EOC.

        The NYID requires quarterly disclosure reconciling both net income and capital and surplus between practices prescribed and permitted by the State of New York and the January 1, 2001 NAIC Accounting Practices and Procedures manual. The 2001 reconciliation for Equitable Life follows:

                                                                                    DECEMBER 31,
                                                                                       2001
                                                                                 -----------------
                                                                                   (IN MILLIONS)

        Net Income, State of New York basis ................................        $    543.7
        Prescribed Practices ...............................................              --
        Permitted Practices ................................................              --
                                                                                    ----------

        Net Income, NAIC Basis .............................................        $    543.7
                                                                                    ==========

        Statutory surplus and capital stock, State of New York basis .......        $  5,446.0
        Prescribed Practices:
            Deferred tax liability .........................................            (363.6)
        Permitted practices ................................................              --
                                                                                    ----------

        Statutory Surplus and Capital Stock, NAIC Basis ....................        $  5,082.4
                                                                                    ==========

        The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies;
        (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) Federal income taxes are generally accrued under SAP based upon revenues and expenses in the Federal income tax return while under GAAP deferred taxes provide for timing differences between recognition of revenues and expenses for financial reporting and income tax purposes; (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in Alliance and Alliance Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and
        (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                                  2001              2000              1999
                                                                               ----------        ----------        ----------
                                                                                               (IN MILLIONS)
        Net change in statutory surplus and
          capital stock ..............................................         $    104.1        $  1,321.4        $    848.8
        Change in asset valuation reserves ...........................             (230.2)           (665.5)             (6.3)
                                                                               ----------        ----------        ----------
        Net change in statutory surplus, capital stock
          and asset valuation reserves ...............................             (126.1)            655.9             842.5
        Adjustments:
          Future policy benefits and policyholders'
            account balances .........................................              278.7             262.6             (80.4)
          DAC ........................................................              458.5             469.1             198.2
          Deferred Federal income taxes ..............................             (354.8)           (127.3)           (154.3)
          Valuation of investments ...................................               67.9            (134.8)             21.5
          Valuation of investment subsidiary .........................           (1,507.9)            (29.2)           (133.6)
          Limited risk reinsurance ...................................               --                --               128.4
          Dividends paid to the AXA Financial ........................            1,700.0             250.0             150.0
          Capital contribution .......................................               --                --              (470.8)
          Stock option expense related to AXA's minority
            interest acquisition .....................................               --              (493.9)             --
          Other, net .................................................              135.8             448.8             253.8
          GAAP adjustments of Other Discontinued
            Operations ...............................................               (5.1)             54.3              51.3
                                                                               ----------        ----------        ----------
        Net Earnings of the Insurance Group ..........................         $    647.0        $  1,355.5        $    806.6
                                                                               ==========        ==========        ==========


                                                                                                DECEMBER 31,
                                                                               ----------------------------------------------
                                                                                  2001              2000              1999
                                                                               ----------        ----------        ----------
                                                                                               (IN MILLIONS)
        Statutory surplus and capital stock ..........................         $  5,446.0        $  5,341.9        $  4,020.5
        Asset valuation reserves .....................................              654.4             884.6           1,550.1
                                                                               ----------        ----------        ----------
        Statutory surplus, capital stock and asset
          valuation reserves .........................................            6,100.4           6,226.5           5,570.6
        Adjustments:
          Future policy benefits and policyholders'
            account balances .........................................           (1,120.7)         (1,399.4)         (1,662.0)
          DAC ........................................................            5,513.7           5,128.8           4,928.6
          Deferred Federal income taxes ..............................           (1,252.2)           (640.7)           (223.5)
          Valuation of investments ...................................              635.9             140.2            (717.3)
          Valuation of investment subsidiary .........................           (2,590.8)         (1,082.9)         (1,891.7)
          Limited risk reinsurance ...................................               --                --               (39.6)
          Issuance of surplus notes ..................................             (539.4)           (539.1)           (539.1)
          Other, net .................................................              942.6             776.2             501.5
          GAAP adjustments of Other Discontinued
            Operations ...............................................             (123.8)           (164.3)           (160.0)
                                                                               ----------        ----------        ----------
        Equity of the Insurance Group ................................         $  7,565.7        $  8,445.3        $  5,767.5
                                                                               ==========        ==========        ==========

18)     BUSINESS SEGMENT INFORMATION

        The Company's operations consist of Insurance and Investment Services. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment principally includes Alliance. Alliance provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowments and domestic and foreign financial institutions, (b) private clients, including high net worth individuals, trusts and estates and charitable foundations, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy and other services. This segment also includes institutional Separate Accounts that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $116.6 million, $153.2 million and $75.6 million for 2001, 2000 and 1999, respectively, are included in total revenues of the Investment Services segment.

        The following tables reconcile segment revenues and earnings from continuing operations before Federal income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.


                                                          2001             2000          1999
                                                      ------------    ------------    -----------
                                                                      (IN MILLIONS)
        SEGMENT REVENUES:
        Insurance ...............................     $    4,763.3    $    4,681.9    $   5,179.4
        Investment Services .....................          2,994.4         4,672.5        2,163.8
        Consolidation/elimination ...............            (90.0)         (113.2)         (23.5)
                                                      ------------    ------------    -----------
        Total Revenues ..........................     $    7,667.7    $    9,241.2    $   7,319.7
                                                      ============    ============    ===========


        SEGMENT EARNINGS (LOSS) FROM CONTINUING
          OPERATIONS BEFORE FEDERAL INCOME
          TAXES AND MINORITY INTEREST:
        Insurance ...............................     $      707.5    $     (192.5)   $     555.7
        Investment Services .....................            585.4         2,778.0          754.2
                                                      ------------    ------------    -----------
        Total Earnings from Continuing Operations
           before Federal Income Taxes and
           Minority Interest ....................     $    1,292.9    $    2,585.5    $   1,309.9
                                                      ============    ============    ===========

                                                          2001             2000          1999
                                                      ------------    ------------    -----------
                                                                      (IN MILLIONS)
        ASSETS:
        Insurance ...............................     $   84,568.9    $   88,641.1    $  86,840.1
        Investment Services .....................         15,808.8        16,807.2       12,961.7
        Consolidation/elimination ...............            (94.4)          (57.1)          (8.9)
                                                      ------------    ------------    -----------
        Total Assets ............................     $  100,283.3    $  105,391.2    $  99,792.9
                                                      ============    ============    ===========

19)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2001 and 2000 are summarized below:

                                                                    THREE MONTHS ENDED

                                       -------------------------------------------------------------------------
                                          MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -------------      -------------       ------------         -------------
                                                                      (IN MILLIONS)
        2001
        Total Revenues................ $     2,023.1      $     1,898.6       $    1,804.8         $    1,941.2
                                       =============      =============       ============         ============

        Earnings from Continuing
          Operations.................. $       227.1      $       120.3       $      119.2         $      140.0
                                        =============      =============       ============         ============

        Net Earnings.................. $       233.6      $       118.5       $      118.7         $      176.2
                                       =============      =============       ============         ============
        2000
        Total Revenues................ $     1,898.9      $     1,954.5       $    1,982.9         $    3,404.9
                                       =============      =============       ============         ============
        Earnings from Continuing
          Operations.................. $       226.6      $       256.9       $       70.5         $      742.9
                                       =============      =============       ============         ============
        Net Earnings.................. $       221.7      $       255.4       $       70.5         $      807.9
                                       =============      =============       ============         ============

20)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Holding Company sponsors a stock incentive plan for employees of Equitable Life. Alliance sponsors its own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Had compensation expense as related to options awarded under AXA Financial's Stock Incentive Plans been determined based on SFAS No. 123's fair value based method, including the cost of the amendments and modifications made in connection with AXA's acquisition of the minority interest in the Holding Company, the Company's pro forma net earnings for 2001, 2000 and 1999 would have been $624.8 million, $1,627.3 million and $757.1 million, respectively.

        In conjunction with approval of the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock, generally all outstanding options awarded under the 1997 and 1991 Stock Incentive Plans were amended to become immediately and fully exercisable pursuant to their terms upon expiration of the initial tender offer. In addition, the agreement provided that at the effective time of the merger, the terms of all outstanding options granted under those Plans would be further amended and converted into options of equivalent intrinsic value to acquire a number of AXA ordinary shares in the form of ADRs. Also pursuant to the agreement, holders of non-qualified options were provided with an alternative to elect cancellation of those options at the effective time of the merger in exchange for a cash payment from the Holding Company. For the year ended December 31, 2000, the Company recognized compensation expense of $493.9 million, representing the cost of these Plan amendments and modifications offset by an addition to capital in excess of par value.

        Beginning in 2001, under the 1997 Stock Incentive Plan, the Holding Company can issue options to purchase AXA ADRs. The options, which include Incentive Stock Options and Nonstatutory Stock Options, are issued at the fair market value of the AXA ADRs on the date of grant. Generally, one-third of stock options granted vest and become exercisable on each of the first three anniversaries of the date such options were granted. Options are currently exercisable up to 10 years from the date of grant.

        Following completion of the merger of AXA Merger with and into the Holding Company, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights ("SARs") and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the SARs is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001, the closing date of the aforementioned merger. The Company recorded a reduction in the SARs liability of $63.2 million for 2001, reflecting the variable accounting for the SARs, based on the change in the market value of AXA ADRs for the period ended December 31, 2001.

        The Black-Scholes option pricing model was used in determining the fair values of option awards used in the pro-forma disclosures above. The option pricing assumptions for 2001, 2000 and 1999 follow:


                                       HOLDING COMPANY                           ALLIANCE
                           -----------------------------------------   ------------------------------
                             2001(1)          2000         1999          2001      2000       1999
                           -------------  ------------- ------------   -------------------- ---------

        Dividend yield....    1.52%          0.32%         0.31%         5.80%     7.20%     8.70%

        Expected
          volatility......     29%            28%           28%           33%       30%       29%

        Risk-free interest
          rate............    4.98%          6.24%         5.46%         4.5%      5.90%     5.70%

        Expected life
          in years........      5              5             5            7.2       7.4        7

        Weighted average
          fair value per
          option at
          grant-date......    $9.42          $11.08       $10.78         $9.23     $8.32     $3.88

        (1) Beginning in 2001, the option pricing assumptions reflect options granted by the Holding Company representing rights to acquire AXA ADRs.

        A summary of the activity in the option shares of the Holding Company and Alliance's option plans follows, including information about options outstanding and exercisable at December 31, 2001. Outstanding options at January 2, 2001 to acquire AXA ADRs reflect the conversion of 11.5 million share options of the Holding Company that remained outstanding following the above-described cash settlement made pursuant to the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock. All information presented below as related to options to acquire AXA ADRs gives appropriate effect to AXA's May 2001 four-for-one stock split and the related changes in ADR parity for each Holding Company share option:



                                                       HOLDING COMPANY                         ALLIANCE
                                             ------------------------------------   --------------------------------
                                                  Common
                                                   Stock            Weighted                           Weighted
                                                    and             Average                            Average
                                                  AXA ADRs          Exercise            Units          Exercise
                                               (In Millions)         Price          (In Millions)       Price
                                             -------------------  ---------------   -------------- -----------------
        Holding Company Option Shares:
        Balance as of
          December 31, 1998................       21.4              $22.00               12.3          $14.92
          Granted..........................        4.3              $31.70                2.0          $30.18
          Exercised........................       (2.4)             $13.26               (1.5)         $ 9.51
          Forfeited........................        (.6)             $24.29                (.3)         $17.79
                                             -------------------                    --------------

        Balance as of
          December 31, 1999................       22.7              $24.60               12.5          $17.95
          Granted..........................        6.5              $31.06                4.7          $50.93
          Exercised........................       (4.5)             $18.57               (1.7)         $10.90
          Forfeited........................       (1.2)             $26.15                (.1)         $26.62
                                             -------------------                    --------------

        Balance as of
          December 31, 2000................       23.5              $27.20               15.4          $28.73
                                             ===================  ==============

        AXA ADR Option Shares:
        Balance as of January 2, 2001......       18.3              $21.65
          Granted..........................       17.0              $31.55                2.5          $50.34
          Exercised........................       (2.2)             $11.57               (1.7)         $13.45
          Forfeited........................       (3.1)             $32.02                (.3)         $34.33
                                             -------------------                    --------------

        Balance as of
          December 31, 2001................       30.0              $26.89               15.9          $33.58
                                             ===================                    ==============

        Information about options outstanding and exercisable at December 31, 2001 follows:



                                            Options Outstanding                            Options Exercisable
                             ---------------------------------------------------   -------------------------------------
                                                   Weighted
                                                    Average         Weighted                               Weighted
              Range of             Number          Remaining        Average             Number              Average
              Exercise          Outstanding       Contractual       Exercise          Exercisable          Exercise
               Prices          (In Millions)     Life (Years)        Price           (In Millions)           Price
        --------------------------------------- ---------------- ---------------   ------------------   ----------------
              AXA ADRs
        ----------------------
        $ 6.325  - $ 9.01            1.9               2.25           $ 6.75              1.9                $ 6.75
        $10.195  - $14.30            2.2               5.69           $13.32              2.2                $13.34
        $15.995  - $22.84            5.2               7.29           $18.87              4.4                $18.74
        $26.095  - $33.025          15.7               6.58           $30.97              2.6                $26.78
        $36.03                       5.0               7.48           $36.03              5.0                $36.03
                              -----------------                                    ------------------
        $ 6.325  - $36.03           30.0               6.51           $26.89             16.1                $23.24
                              =================                                    ==================

              Alliance
        ----------------------
        $   7.97 - $18.78            4.7               4.20           $12.92              4.3                $12.48
        $  22.50 - $27.31            2.5               6.94           $26.29              1.4                $26.30
        $  30.25 - $46.78            1.7               7.93           $30.30               .6                $30.25
        $  48.50 - $50.56            4.9               9.18           $49.36               .5                $48.50
        $  51.10 - $58.50            2.1               8.95           $53.78               .5                $53.75
                              -----------------                                    ------------------
        $   7.97 - $58.50           15.9               7.20           $33.57              7.3                $21.42
                              =================                                    ==================

        The Company's ownership interest in Alliance will continue to be reduced upon the exercise of unit options granted to certain Alliance employees. Options are exercisable over a period of up to ten years.

        In 1997, Alliance Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by Alliance Holding at the time of grant. These awards include options, restricted Alliance Holding units and phantom restricted Alliance Holding units, performance awards, other Alliance Holding unit based awards, or any combination thereof. At December 31, 2001, approximately
        12.4 million Alliance Holding units of a maximum 40.0 million units were subject to options granted and 25,500 Alliance Holding units were subject to awards made under this plan.

21)     RELATED PARTY TRANSACTIONS

        Beginning January 1, 2000, the Company reimburses the Holding Company for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to the Holding Company of the benefits provided which totaled $19.1 million and $16.0 million, respectively, for 2001 and 2000.

        The Company paid $590.5 million and $678.9 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2001 and 2000. The Company charged AXA Distribution's subsidiaries $522.6 million and $395.0 million, respectively, for their applicable share of operating expenses for 2001 and 2000, pursuant to the Agreements for Services.

        In September 2001, Equitable Life loaned $400.0 million to AXA Insurance Holding Co. Ltd., a subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

        Both Equitable Life and Alliance, along with other AXA affiliates, participate in certain cost sharing and servicing agreements which include technology and professional development arrangements. Payments by Equitable Life and Alliance to AXA totaled approximately $12.7 million in 2001.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by Alliance described below:

                                                                  2001               2000               1999
                                                            -----------------   ----------------  ------------------
                                                                                 (IN MILLIONS)
       Investment advisory and services fees..............   $     1,088.2       $     1,021.8     $       895.8
       Distribution revenues..............................           544.6               621.6             441.8
       Shareholder servicing fees.........................            87.2                85.6              62.3
       Other revenues.....................................            11.0                11.6               9.9
       Brokerage..........................................             9.0                 1.7               --


22)      PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

        Assuming the Bernstein acquisition had occurred on January 1, 1999, revenues for the Company would have been $8.79 billion and $7.05 billion for 2000 and 1999, respectively, on a pro forma basis. The impact of the acquisition on net earnings on a pro-forma basis would not have been material.

        This pro forma financial information does not necessarily reflect the results of operations that would have resulted had the Bernstein acquisition actually occurred on January 1, 1999, nor is the pro forma financial information necessarily indicative of the results of operations that may be achieved for any future period.

                                     PART C

                               OTHER INFORMATION


Item 24. Financial Statements and Exhibits

         (a)  Financial Statements included in Part B.

              The following are included in the Statement of Additional Information relating to the American Dental Association Members Retirement Program:

         1.   Separate Account No. 195:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 2001 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 2001 and 2000
              -Notes to Financial Statements

         2.   Separate Account No. 197:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 2001 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 2001 and 2000
              -Notes to Financial Statements

         3.   Separate Account No. 198:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 2001 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 2001 and 2000
              -Notes to Financial Statements

         4.   The Equitable Life Assurance Society of the United States:
              -Report of Independent Accountants - Pricewaterhouse LLP -Consolidated Balance Sheets, December 31, 2001 and 2000 -Consolidated Statements of Earnings for the Years Ended
               December 31, 2001, 2000 and 1999
              -Consolidated Statements of Equity for Years Ended December 31,
               2001, 2000 and 1999
              -Consolidated Statements of Cash Flows for the Years Ended
               December 31, 2001, 2000 and 1999
              -Notes to Consolidated Financial Statements

         5.   Lifecycle Group Trust - Conservative:
              -Report of Independent Accountants - Lifecycle Group Trust
               Conservative -Statements of Assets and Liabilities, December 31, 2001 -Statements of Operations for the Year Ended December 31, 2001 -Statements of Changes in Net Assets for the Years Ended December 31, 2001 and 2000
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2001

         6.   Lifecycle Group Trust - Moderate:
              -Report of Independent Accountants - Lifecycle Group Trust -
               Moderate -Statements of Assets and Liabilities, December 31, 2001
              -Statements of Operations for the Year Ended December 31, 2001 -Statements of Changes in Net Assets for the Years Ended December
               31, 2001 and 2000
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2001

         7.   S&P 500 Flagship Fund:
              -Report of Independent Accountants - S&P 500 Index with Futures:
              -Combined Statements of Assets and Liabilities Ended December 31,
               2001
              -Combined Statements of Operations for the Years Ended December
               31, 2001 and 2000
              -Combined Statements of Changes in Net Assets for the Years Ended
               December 31, 2001 and 2000 Schedule of Investments, December 31, 2001

         8.   Russell 2000 Fund:
              -Report of Independent Accountants - Russell 2000 Fund -Statements of Assets and Liabilities, December 31, 2001 -Statements of Operations for the Year Ended December 31, 2001 -Statements of Changes in Net Assets for the Years Ended December
               31, 2001 and 2000
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2001

         9.   Daily EAFE Fund:
              -Report of Independent Accountants - Daily EAFE Fund -Statements of Assets and Liabilities, December 31, 2001 -Statements of Operations for the Year Ended December 31, 2001 -Statements of Changes in Net Assets for the Years Ended December 31,
              2001 and 2000
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2001

         10.  Daily Government/Corporate Bond Fund:
              -Report of Independent Accountants - Daily Government/Corporate
               Bond Fund
              -Statements of Assets and Liabilities, December 31, 2001 -Statements of Operations for the Year Ended December 31, 2001 -Statements of Changes in Net Assets for the Years Ended
               December 31, 2001 and 2000
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2001

         11.  Short Term Investment Fund:
              -Report of Independent Accountants - Short Term Investment Fund -Statements of Assets and Liabilities, December 31, 2001 -Statements of Operations for the Year Ended December 31, 2001 -Statements of Changes in Net Assets for the Years Ended December
               31, 2001 and 2000
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2001


         (b)  Exhibits.

         The following Exhibits are filed herewith:

         1.(a) Resolutions of the Board of Directors of The Equitable Life
               Assurance Society of the United States ("Equitable") authorizing the establishment of Separate Accounts Nos. 197 and 198, incorporated by reference to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         (b) Action by Brian S. O'Neil, Executive Vice President and Chief Investment Officer of Equitable, dated October, 1993 establishing Separate Account No. 195 and copies of resolutions of the Board of Directors of Equitable referenced in said action, incorporated by reference to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         2.   Not applicable.

         3.   (a)(1)Service Agreement, effective as of February 1, 1994, among The Seven Seas Series Fund, Russell Fund Distributors, Inc. in its capacity as distributor of the Seven Seas Series Fund and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No.33-75614 on Form N-4 of Registrant, filed on February 23, 1994.

              (a)(2)Service Agreement, effective as of February 1, 1994, between State Street Bank and Trust Company and The Equitable Life Assurance Society of The United States, incorporated by reference to Registration No.33-75614 on Form N-4 of Registrant, filed on February 23, 1994.

              (b) Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and Trustees of the American Dental Association Members Pooled Trust for Retirement, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (c) Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and Trustees of the American Dental Association Members Pooled Trust for Retirement, incorporated by reference to

                    Registration No. 33-75616 on Form N-4 of Registrant, filed on April 28, 1995.

              (d) Form of Agreement, effective as of May 1, 1995, between State Street Bank and Trust Company and The Equitable Life Assurance Society of the United States regarding Lifecycle Fund Group Trusts and Underlying Funds, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 28, 1995.

         4.   (a)   Exhibit 6(a)(2) (Group Annuity Contract AC 2100, as amended and restated effective February 1, 1991 on contract Form
                    No. APC 1,000-91, among the Trustees of the American Dental
                    Association Members Retirement Trust, the American Dental
                    Association Members Pooled Trust for Retirement Plans and
                    The Equitable Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-40162, filed on
                    December 20, 1991.

              (b) Rider No. 1 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed on April 8, 1992.

              (c) Form of Rider No. 2 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed on April 8, 1992.

               (d) Rider No. 3 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States incorporated by reference to Exhibit No. 4(i) to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (e) Form of Rider No. 4 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (f) Form of Rider No. 5 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrat, filed on February 27, 1995.


              (g) Form of Rider No. 6 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.

              (h) Form of Rider No. 7 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.

              (i) Form of Rider No. 8 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.


              (j) Form of Rider No. 9 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-75616 on Form N-4, filed on April 30, 1997.


         5.   (a)   Exhibit 7(a) (Form of Participation Agreement for the
                    standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of
                    Registrant, filed on April l6, 1986.

              (b) Exhibit 7(b) (Form of Participation Agreement for the non-standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed on April l6, 1986.

              (c) Exhibit 7(e) (Copy of Attachment to Profit Sharing Participation Agreement under the American Dental Association Members Retirement Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1988.

              (d) Exhibit 7(e)(2) (Form of Participant Enrollment Form under the ADA Program), incorporated by reference to Post-Effective Amendment No. 2 on Form N-3 to Registration

                    Statement on Form S-1 of Registrant, filed on April 2l, l987.

              (e) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (f) Exhibit 7(w) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (g) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

         6.   (a)   Copy of the Restated Charter of  The Equitable Life
                    Assurance Society of the United States, as amended January
                    1, 1997, incorporated by reference to Post-Effective
                    Amendment No. 4 to Registration Statement No. 33-75616, filed on April 29, 1997.

              (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-75616, filed on April 29, 1997.

         7.   Not applicable

         8.   (a)   Exhibit 11(a)(2) (Form of American Dental Association
                    Members Retirement Plan, as filed with the Internal Revenue
                    Service), incorporated by reference to Post-Effective
                    Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                    Registrant, filed on April 26, 1989.

              (b) Exhibit 11(g)(2) (Form of American Dental Association Members Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (c) Exhibit 11(i) (Form of First Amendment to the American Dental Association Members Retirement Trust), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed on December 20, 1991.

              (d) Exhibit 11(g) (Copy of Administration Services Agreement, dated January 10, 1986, among The Equitable Life Assurance Society of the United States, the Trustees of the Trust maintained under the American Dental Association Members Retirement Plan, the Trustees of the Pooled Trust maintained by the American Dental Association and the Council of Insurance of the American Dental Association), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed on April l6, 1986.

              (e) Exhibit 11(j) (Copy of American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1,
                    1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on Form N-3 of Registrant, filed on December 20, 1991.

              (f) Exhibit 11(k) (Form of First Amendment to the American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed on
                    December 20, 1991.

              (g) Administrative Services Agreement among The Equitable Life Assurance Society of the United States, the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Member Retirement Trust for Retirement Plans and the Council on Insurance of the American Dental Association, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (h) Declaration of Trust dated February 21, 1991 for the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (i) First Amendment to the Declaration of Trust dated as of July 19, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (j) Fund Declaration of State Street Bank and Trust Company establishing the Lifecycle Fund Group Trust-Conservative dated February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (j)(j) Second Amended and restated Declaration of Trust of the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, dated as of March 13, 1997 filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (k) First Amendment and Fund Declaration for the Lifecycle Group Trust-Conservative, effective April 26, 1995, incorporated by reference to Registration No. 33-75616, filed on April 28, 1995.

              (l) Fund Declaration of State Street Bank and Trust Company establishing the Lifecycle Fund Group Trust-Moderate dated February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (m) First Amendment and Fund Declaration for the Lifecycle Fund Group Trust-Moderate, effective April 26, 1995, incorporated by reference to Registration No. 33-75616, filed on April 28, 1995.

              (n) Amendment and Fund Declaration for the S&P 500 Flagship Fund effective September 1, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (n)(n) Amendment and Fund Declaration for S&P 500 Flagship Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (o) Amendment and Fund Declaration for the Short Term Investment Fund effective September 1, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (o)(o) Second Amendment and Fund Declaration for Short Term Investment Fund, effective November 1, 1998, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (p) Fund Declaration for the Daily EAFE Fund effective September 16, 1993, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (p)(p) Amendment and Fund Declaration for the Daily EAFE Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (q) First Amendment and Fund Declaration for the Daily Government/Corporate Bond Fund effective November 30, 1994, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (q)(q) Amendment and Fund Declaration for the Government Corporate Bond Fund, effective September 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (r) Second Amendment and Fund Declaration for the Russell 2000 Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (r)(r) Amendment and Fund Declaration for the Russell 2000 Index Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (s) Fund Declaration for the Russell 2000 Growth Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (s)(s) Amendment and Fund Declaration for the Russell 2000 Growth Index Securities Lending Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (t) Fund Declaration for the Russell 2000 Value Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (t)(t) Amendment and Fund Declaration for the Russell 2000 Value Index Securities Lending Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

         9.   (a)   Opinion and Consent of Peter A. Weinberg, Vice President
                    and Counsel and The Equitable Life Assurance Society, incorporated by reference to Pre-Effective Amendment No. 1 to Registration No. 33-75616 of Registrant, filed on April 29, 1994.


              (b) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States, incorporated herein by reference to Registration Statement File No. 333-51031 filed April 24, 1998.

              (c) Opinion and Consent of Mary Joan Hoene, Vice President and Counsel of the Equitable Life Assurance Society of the United States, incorporated herein by reference to Exhibit No. 9(c) to Registration Statement No. 333-77113, filed on April 26, 1999.

              (d) Opinion and Consent of Robin Wagner, Vice President and Counsel of the Equitable Life Assurance Society of the United States. Previously filed with this Registration Statement, File No. 333-35596, on April 26, 2000.

              (e) Opinion and Consent of Robin Wagner, Vice President and Counsel of the Equitable Life Assurance Society of the United States.

         10.  (a)   Consent of Peter A. Weinberg (included within Exhibit 9(a)
                    above).

              (b) Consent of Mary P. Breen (included within Exhibit 9(b) above).

              (b)(i)Consent of Mary Joan Hoene (included within
                    Exhibit 9(c)).

              (b)(ii)Consent of Robin Wagner (included within Exhibit 9(d)
                     above).

              (c)   Consent of Robin Wagner (included within Exhibit 9(e).

              (d)   Consent of PricewaterHouseCoopers LLP.

              (e) Powers of Attorney (Equitable). Previously filed with this Registration Statement, File No. 333-35596, on April 26, 2000.


              (f)   Powers of Attorney (State Street).

              (g) Power of Attorney for Claus-Michael Dill (Equitable), filed with this Registration Statement No. 333-35596, on
                    April 30, 2001.

              (h) Power of Attorney for Christopher M. Condron incorporated herein by reference to the Registration Statement on Form N-4, (File No. 333-61380) filed on May 22, 2001.

              (i) Power of Attorney for Bruce W. Calvert incorporated herein by reference to Exhibit 23(f) to the Registration Statement on Form N-4 (File No. 333-67876), filed on August 17, 2001.



         11.  Not applicable.

         12.  Not applicable.

         13.  Not applicable.

         14.  Not Applicable.

Item 25: Directors and Officers of Equitable.

         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

DIRECTORS


Bruce W. Calvert                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, N.Y. 10105


Francoise Colloc'h                          Director
AXA
25, Avenue Matignon
75008 Paris, France

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France


Claus-Michael Dill                          Director
AXA Konzern AG
Gereonsdriesch 9-11
50670 Cologne, Germany


Joseph L. Dionne                            Director
198 North Wilton Rd.
New Canaan, CT 06840

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Jean-Rene Fourtou                           Director
Aventis
46 quai de la Rapee
75601 Paris Cedex 12
France


Norman C. Francis                           Director
Xavier University of Louisiana
1 Drexel Drive
New Orleans, LA 70125

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Donald J. Greene                            Director
LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513


John T. Hartley                             Director
Harris Corporation
1025 W. NASA Boulevard
Melbourne, FL 32919

John H.F. Haskell Jr.                      Director
UBS Warburg LLC
299 Park Ave. 40th Floor
New York, NY 10171


Mary R. (Nina) Henderson                    Director
425 East 86th Street
Apt 12-C
New York, NY 10028


W. Edwin Jarmain                            Director
77 King Street West
Toronto, M5K 1K2
Canada

George T. Lowy                              Director
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY 10019

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Didier Pineau-Valencienne                   Director
Credit Suisse First Boston
64, rue de Miromesil
75008 Paris, France

George J. Sella, Jr.                        Director
P.O. Box 397
Newton, NJ 07860


Peter J. Tobin                              Director
St. John's University
8,000 Utopia Parkway
Jamaica, NY 11439




OFFICER-DIRECTORS
-----------------




*Christopher M. Condron                     Chairman of the Board,
                                            Chief Executive Officer
                                            and Director


* Stanley B. Tulin                          Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------


*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy Chief
                                            Information Officer


*Harvey Blitz                               Senior Vice President



*Kevin R. Byrne                             Senior Vice President and Treasurer




*Selig Erlich                               Executive Vice President
                                            and Chief Actuary

*Stuart L. Faust                            Senior Vice President
                                            and Chief Actuary

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

Jennifer Blevins                            Executive Vice President

MaryBeth Farrell                            Executive Vice President

John Lefferts                               Executive Vice President and
                                            President of Retail Distribution

William (Alex) MacGillivray                 Executive Vice President

Deanna Mulligan                             Executive Vice President

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor




*James D. Goodwin                           Senior Vice President


*Edward J. Hayes                            Senior Vice President



*Donald R. Kaplan                           Senior Vice President and Chief
                                            Compliance Officer and Associate
                                            General Counsel


*William I. Levine                          Executive Vice President and Chief
                                            Information Officer



*Richard J. Matteis                         Executive Vice President

*Peter D. Noris                             Executive Vice President and Chief
                                            Investment Officer


*Anthony C. Pasquale                        Senior Vice President

*Pauline Sherman                            Senior Vice President, Secretary and
                                            Associate General Counsel



*Richard V. Silver                          Executive Vice President and
                                            General Counsel




*Naomi J. Weinstein                         Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant:


            Separate Account Nos. 195, 197 and 198 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company") (formerly the Equitable Companies, Incorporated).



            AXA owns 100% of the Holding Company's outstanding common stock.
AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                                    AXA GROUP

                   CONSOLIDATED COMPANIES AS AT JUNE 30, 2000

     ACTIVITY           COUNTRY             CONSOLIDATED COMPANY                         SHAREHOLDERS                      OWNERSHIP

FINANCIAL SERVICES     AUSTRALIA        NATIONAL MUTUAL FUND MANAGEMENT         AXA ASIA PACIFIC HOLDINGS LIMITED            100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA INVESTMENT MANAGERS BRUSSELS        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA BANK BELGIUM                        AXA HOLDINGS BELGIUM                         100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          IPPA VASTGOED                           AXA HOLDINGS BELGIUM                         100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA ROYALE BELGE NON VIE                      33.03
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA ROYALE BELGE                              66.97
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA REAL ESTATE INVESTMENT MANAGERS     AXA BANK BELGIUM                               0.10
   & REAL ESTATE                          BENELUX
FINANCIAL SERVICES     BELGIUM          AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA        99.90
   & REAL ESTATE                          BENELUX
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ROYALE BELGE NON VIE                       1.75
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ROYALE BELGE                               2.15
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA                                           47.31
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA CORPORATE SOLUTIONS                        0.75
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ASSURANCES IARD                           14.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA KONZERN AG                                 6.84
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 DIRECT ASSURANCES IARD                         0.19
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA LEVEN NV                                   1.95
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 NATIONAL MUTUAL FUND MANAGEMENT                3.77
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA UK PLC                                    17.05
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA COURTAGE IARD                              0.84
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA FRANCE FINANCE                      AXA CONSEIL VIE                               50.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA FRANCE FINANCE                      AXA ASSURANCES VIE                            50.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA GESTION FCP                         AXA INVESTMENT MANAGERS PARIS                 99.99
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PRIVATE EQUITY  AXA INVESTMENT MANAGERS PRIVATE EQUITY       100.00
   & REAL ESTATE                          EUROPE SA
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PRIVATE EQUITY  AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA MULTI MANAGER FRANCE                AXA INVESTMENT MANAGERS                        0.01
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA MULTI MANAGER FRANCE                AXA MULTIMANAGER LIMITED                      99.93
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PARIS           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA CREDIT                              COMPAGNIE FINANCIERE DE PARIS                 65.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        AXA ASSURANCES IARD                           21.19
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        SOCIETE BEAUJON                                0.92
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        COMPAGNIE FINANCIERE DE PARIS                 51.07
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        JOUR FINANCE                                  20.63
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        AXA COURTAGE IARD                              2.53
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA BANQUE                              COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA                                           19.51
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA COURTAGE IARD                              8.20
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COMPAGNIE FINANCIERE DE PARIS           AXA                                          100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           CFP - CREDIT                            COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA INVESTMENT MANAGERS                       99.95
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA GESTION INTERESSEMENT               AXA INVESTMENT MANAGERS PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DES TUILERIES                    COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS FUNDS           AXA INVESTMENT MANAGERS                       98.84
   & REAL ESTATE                          MANAGEMENT
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS FUNDS           AXA INVESTMENT MANAGERS PARIS                  1.16
   & REAL ESTATE                          MANAGEMENT
FINANCIAL SERVICES     FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT MANAGERS PRIVATE               50.48
   & REAL ESTATE                                                                  EQUITY EUROPE SA
FINANCIAL SERVICES     FRANCE           AXA REAL ESTATE MANAGEMENT INVESTMENT   AXA REAL ESTATE INVESTMENT MANAGERS SA        99.96
   & REAL ESTATE                          MANAGERS
FINANCIAL SERVICES     FRANCE           AXA REAL ESTATE INVESTMENT MANAGERS SA  AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           SOFAPI                                  COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           HOLDING SOFFIM                          COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           SOFINAD                                 COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA ASSET MANAGEMENT DEUTSCHLAND        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE                          GMBH
FINANCIAL SERVICES     GERMANY          AXA INVESTMENT MANAGERS DEUTSCHLAND     AXA INVESTMENT MANAGERS                       85.00
   & REAL ESTATE                          GMBH
FINANCIAL SERVICES     GERMANY          AXA TRUST GMBH                          SUN LIFE DEUTSCHLAND LIMITED                 100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA VORSORGEBANK                        AXA KONZERN AG                               100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA REAL ESTATE MANAGEMENT              AXA VERSICHERUNG                              14.00
   & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES     GERMANY          AXA REAL ESTATE MANAGEMENT              AXA REAL ESTATE INVESTMENT MANAGERS SA        86.00
   & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES     GERMANY          AXA BAUSPARKASSE AG                     AXA KONZERN AG                                66.67
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA BAUSPARKASSE AG                     AXA LEBEN                                     33.01
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA ASSET MANAGEMENT LTD                AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS GS              AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS LIMITED         AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA MULTIMANAGER LIMITED                AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA REAL ESTATE INVESTMENT              AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          MANAGERS LTD
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA INVESTMENT MANAGERS                       66.67
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA ASSET MANAGEMENT LTD                      33.33
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE DEUTSCHLAND LIMITED            AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE GLOBAL MANAGEMENT LIMITED      AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE GLOBAL SERVICES LIMITED        AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE MANAGEMENT LIMITED             SUN LIFE GLOBAL MANAGEMENT LIMITED           100.00
   & REAL ESTATE                          ISLE OF MAN
FINANCIAL SERVICES     HONG KONG        AXA INVESTMENT MANAGERS HK SAR         AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     HONG KONG        AXA INVESTMENT MANAGERS HONG KONG       AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     HUNGARY          AXA BIZTOSITO PENSION FUND              AXA KONZERN AG (Austria)                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA INVESTMENT MANAGERS                       99.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA ASSICURAZIONI                              1.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          ITALIA
FINANCIAL SERVICES     JAPAN            AXA INVESTMENT MANAGERS TOKYO           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     SPAIN            AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          IBERICA
FINANCIAL SERVICES     THE NETHERLANDS  AXA INVESTMENT MANAGERS DEN HAAG        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA GLOBAL STRUCTURED PRODUCT           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS HOLDINGS INC.   AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS NEW YORK        AXA INVESTMENT MANAGERS ROSE                 100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS PRIVATE         AXA INVESTMENT MANAGERS PRIVATE EQUITY       100.00
   & REAL ESTATE                          EQUITY F
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS                       90.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS HOLDING INC.          10.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA ROSENBERG LLC                       AXA INVESTMENT MANAGERS ROSE                  50.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    ALLIANCE CAPITAL MANAGEMENT CORP.       THE EQUITABLE LIFE ASSURANCE SOCIETY          74.91
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    ALLIANCE CAPITAL MANAGEMENT CORP.       AXA FINANCIAL INC.                            25.09
   & REAL ESTATE
HOLDINGS & MISC.       AUSTRALIA        AXA ASIA PACIFIC HOLDINGS LIMITED       AXA EQUITY & LAW LIFE ASSURANCE SOCIETY        8.90
   BUSINESSES
HOLDINGS & MISC.       AUSTRALIA        AXA ASIA PACIFIC HOLDINGS LIMITED       AXA                                           42.10
   BUSINESSES
HOLDINGS & MISC.       AUSTRIA          AXA KONZERN AG (Austria)                AXA LEBEN                                     10.05
   BUSINESSES
HOLDINGS & MISC.       AUSTRIA          AXA KONZERN AG (Austria)                AXA VERSICHERUNG                              89.95
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          ROYALE BELGE INTERNATIONAL              ROYALE BELGE INVESTISSEMENT                  100.00
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA CORPORATE SOLUTION ASSURANCE               6.21
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA                                           84.28
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA COURTAGE IARD                              5.41
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    VINCI BV                                       4.07
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA CHINA                               AXA CHINA REGION LIMITED                      49.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA CHINA                               AXA                                           51.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA PARTICIPATION II                    AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA INVESTMENT MANAGERS                        2.33
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA INSURANCE HOLDING JAPAN                    4.21
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA ROYALE BELGE NON VIE                       3.45
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA ROYALE BELGE                               4.24
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA                                           20.17
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA CORPORATE SOLUTIONS                        3.27
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA KONZERN AG                                14.28
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA FRANCE ASSURANCE                          20.03
   BUSINESSES
HOLDINGS & MISC.       FRANCE           SOCIETE BEAUJON                         AXA                                           99.77
   BUSINESSES
HOLDINGS & MISC.       FRANCE           SOCIETE BEAUJON                         AXA ASSURANCES IARD                            0.22
   BUSINESSES
HOLDINGS & MISC.       FRANCE           COLISEE EXCELLENCE                      AXA PARTICIPATION II                         100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           JOUR FINANCE                            AXA CONSEIL VIE                               60.47
   BUSINESSES
HOLDINGS & MISC.       FRANCE           JOUR FINANCE                            AXA ASSURANCES IARD                           39.53
   BUSINESSES
HOLDINGS & MISC.       FRANCE           MOFIPAR                                 AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA FRANCE ASSURANCE                    AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          AXA                                           25.49
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          KOLNISCHE VERWALTUNGS                         25.63
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          VINCI BV                                      39.73
   BUSINESSES
HOLDINGS & MISC.       GERMANY          GRE CONTINENTAL EUROPE HOLDING GMBH     AXA KONZERN AG                               100.00
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   AXA                                            8.83
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   AXA KONZERN AG                                23.02
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   VINCI BV                                      67.72
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA EQUITY & LAW PLC                    AXA                                           99.94
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    GUARDIAN ROYAL EXCHANGE PLC             AXA UK PLC                                   100.00
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA UK PLC                              AXA EQUITY & LAW PLC                          21.70
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA UK PLC                              AXA                                           78.30
   BUSINESSES
HOLDINGS & MISC.       ITALY            AXA ITALIA S.P.A                        AXA CONSEIL VIE                                1.76
   BUSINESSES
HOLDINGS & MISC.       ITALY            AXA ITALIA S.P.A                        AXA                                           98.24
   BUSINESSES
HOLDINGS & MISC.       JAPAN            AXA INSURANCE HOLDING JAPAN             AXA                                           96.42
   BUSINESSES


     ACTIVITY                COUNTRY               CONSOLIDATED COMPANY                  SHAREHOLDERS                      OWNERSHIP

HOLDINGS & MISC.          LUXEMBOURG          AXA LUXEMBOURG SA                    AXA HOLDINGS BELGIUM                      100.00
   BUSINESSES
HOLDINGS & MISC.          MOROCCO             AXA ONA                              AXA                                        51.00
   BUSINESSES
HOLDINGS & MISC.          SINGAPORE           AXA INSURANCE INVESTMENT HOLDING     AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          SPAIN               AXA AURORA                           AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     GELDERLAND                           AXA HOLDINGS BELGIUM                      100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA ROYALE BELGE NON VIE                   17.29
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA ROYALE BELGE                           21.24
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     GELDERLAND                                 38.94
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     ROYALE BELGE INTERNATIONAL                 12.77
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA HOLDINGS BELGIUM                        4.11
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA VERZEKERINGEN                    AXA NEDERLAND BV                          100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     VINCI BV                             AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          TURKEY              AXA OYAK HOLDING AS                  AXA                                        50.00
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA EQUITY & LAW LIFE ASSURANCE SOCIETY     4.09
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA                                        92.48
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA CORPORATE SOLUTIONS                     2.95
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   SOCIETE BEAUJON                             0.44
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA CORPORATE SOLUTIONS REINSURANCE CY      0.03
   BUSINESSES
INSURANCE & REINSURANCE   AUSTRALIA           AUSTRALIAN CASUALTY INSURANCE        AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
                                                PTY LTD
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL HEALTH INSUR PY      AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
                                                LIMITED
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL INTERNATIONAL        AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL FINANCIAL SERVICES   AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
INSURANCE & REINSURANCE   AUSTRIA             AXA VERSICHERUNG                     AXA KONZERN AG (Austria)                  100.00
INSURANCE & REINSURANCE   AUSTRIA             AXA LEBEN                            AXA KONZERN AG (Austria)                  100.00
INSURANCE & REINSURANCE   BELGIUM             AXA ROYALE BELGE                     AXA HOLDINGS BELGIUM                       99.58
INSURANCE & REINSURANCE   BELGIUM             AXA ROYALE BELGE                     UAB                                         0.42
INSURANCE & REINSURANCE   BELGIUM             ARDENNE PREVOYANTE                   AXA ROYALE BELGE NON VIE                    0.05
INSURANCE & REINSURANCE   BELGIUM             ARDENNE PREVOYANTE                   AXA HOLDINGS BELGIUM                       99.95
INSURANCE & REINSURANCE   BELGIUM             ASSURANCES LA POSTE                  AXA HOLDINGS BELGIUM                       50.00
INSURANCE & REINSURANCE   BELGIUM             ASSURANCES LA POSTE VIE              AXA HOLDINGS BELGIUM                       50.00
INSURANCE & REINSURANCE   BELGIUM             UAB NON VIE                          AXA HOLDINGS BELGIUM                      100.OO
INSURANCE & REINSURANCE   CANADA              AXA CS ASSURANCE CANADA              AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   CANADA              AXA CANADA                           AXA                                       100.00
INSURANCE & REINSURANCE   CHINA               AXA MINMETALS ASSURANCE CO LTD       AXA CHINA                                  51.00
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTION ASSURANCE     AXA CORPORATE SOLUTIONS                    98.49
INSURANCE & REINSURANCE   FRANCE              AXA CONSEIL VIE                      AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              ARGOVIE                              AXA COLLECTIVES                            94.03
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA                                        94.97
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA ASSURANCES IARD                         2.72
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA FRANCE ASSURANCE                        0.10
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA COURTAGE IARD                           2.20
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA COLLECTIVES                             0.02
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES IARD                  AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              AXA RE FINANCE                       AXA CORPORATE SOLUTIONS                    65.83
INSURANCE & REINSURANCE   FRANCE              AXA RE FINANCE                       AXA CESSIONS                               13.17
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES VIE                   AXA FRANCE ASSURANCE                       88.87
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES VIE                   AXA COLLECTIVES                            11.13
INSURANCE & REINSURANCE   FRANCE              C.G.R.M. MONTE-CARLO                 AXA CORPORATE SOLUTIONS                    99.99
INSURANCE & REINSURANCE   FRANCE              JURIDICA                             AXA FRANCE ASSURANCE                       98.51
INSURANCE & REINSURANCE   FRANCE              DIRECT ASSURANCES IARD               AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              DIRECT ASSURANCES VIE                AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              NATIO ASSURANCES                     AXA ASSURANCES IARD                        50.00
INSURANCE & REINSURANCE   FRANCE              NSM VIE                              AXA ASSURANCES IARD                         0.16
INSURANCE & REINSURANCE   FRANCE              NSM VIE                              AXA FRANCE ASSURANCE                       39.91
INSURANCE & REINSURANCE   FRANCE              AXA ASSISTANCE                       AXA                                       100.00
INSURANCE & REINSURANCE   FRANCE              SPS RE                               AXA CORPORATE SOLUTIONS                    69.94
INSURANCE & REINSURANCE   FRANCE              AXA CESSIONS                         AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   FRANCE              SAINT GEORGES RE                     AXA                                       100.00
INSURANCE & REINSURANCE   FRANCE              AXA CONSEIL IARD                     AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              AXA COURTAGE IARD                    AXA FRANCE ASSURANCE                       99.65
INSURANCE & REINSURANCE   FRANCE              AXA COLLECTIVES                      AXA ASSURANCES IARD                         3.69
INSURANCE & REINSURANCE   FRANCE              AXA COLLECTIVES                      AXA FRANCE ASSURANCE                       95.71
INSURANCE & REINSURANCE   GERMANY             AXA LEBEN                            AXA KONZERN AG                             47.81
INSURANCE & REINSURANCE   GERMANY             AXA LEBEN                            AXA VERSICHERUNG                           52.19
INSURANCE & REINSURANCE   GERMANY             AXA VERSICHERUNG                     AXA KONZERN AG                             74.41
INSURANCE & REINSURANCE   GERMANY             AXA VERSICHERUNG                     GRE CONTINENTAL EUROPE HOLDING GMBH        25.59
INSURANCE & REINSURANCE   GERMANY             AXA KRANKEN VERSICHERUNG             AXA KONZERN AG                             52.69
INSURANCE & REINSURANCE   GERMANY             AXA KRANKEN VERSICHERUNG             AXA LEBEN                                  46.71
INSURANCE & REINSURANCE   GERMANY             AXA ART                              AXA KONZERN AG                            100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       ACS ASSURANCE UK BRANCH              AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA EQUITY & LAW LIFE ASSURANCE      AXA SUN LIFE                              100.00
                                                SOCIETY
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA INSURANCE UK                     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA SUN LIFE                         AXA UK PLC                                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA UK HOLDING PLC                   AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       E_BUSINESS AXA UK                    AXA UK PLC                                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       THE ROYAL EXCHANGE ASSURANCE PLC     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA GLOBAL RISKS (U.K.) LTD          AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA UK                               AXA                                       100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       PPP GROUP PLC                        GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA PPP HEALTHCARE LTD               AXA INSURANCE UK                          100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       PPP LIFETIMECARE                     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA REINSURANCE UK PLC               AXA UK HOLDING PLC                        100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       ENGLISH & SCOTTISH                   AXA UK                                    100.00
INSURANCE & REINSURANCE   HONG KONG           AXA CHINA REGION LIMITED             NATIONAL MUTUAL INTERNATIONAL             100.00
INSURANCE & REINSURANCE   HONG KONG           AXA INSURANCE HONG-KONG              AXA                                        17.50
INSURANCE & REINSURANCE   HONG KONG           AXA INSURANCE HONG-KONG              AXA INSURANCE INVESTMENT HOLDING           82.50
INSURANCE & REINSURANCE   HONG KONG           AXA GENERAL INSURANCE HK             AXA                                       100.00
INSURANCE & REINSURANCE   HUNGARY             AXA BIZTOSITO                        AXA KONZERN AG (AUSTRIA)                  100.00
INSURANCE & REINSURANCE   IRELAND             GUARDIAN PMPA GROUP LTD              GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   ITALY               AXA INTERLIFE                        AXA ITALIA S.P.A                          100.00
INSURANCE & REINSURANCE   ITALY               AXA ASSICURAZIONI                    AXA ITALIA S.P.A                           98.12
INSURANCE & REINSURANCE   ITALY               AXA ASSICURAZIONI                    AXA COLLECTIVES                             1.88
INSURANCE & REINSURANCE   ITALY               UAP VITA                             AXA ITALIA S.P.A                          100.00
INSURANCE & REINSURANCE   JAPAN               AXA GROUP LIFE JAPAN                 AXA INSURANCE HOLDING JAPAN               100.00
INSURANCE & REINSURANCE   JAPAN               AXA LIFE JAPAN                       AXA INSURANCE HOLDING JAPAN               100.00
INSURANCE & REINSURANCE   JAPAN               AXA NON LIFE INSURANCE CO LTD        AXA                                       100.00
INSURANCE & REINSURANCE   LUXEMBOURG          AXA ASSURANCE LUXEMBOURG             AXA LUXEMBOURG SA                         100.00
INSURANCE & REINSURANCE   LUXEMBOURG          AXA ASSURANCE. VIE LUXEMBOURG        AXA LUXEMBOURG SA                         100.00
INSURANCE & REINSURANCE   LUXEMBOURG          CREALUX                              AXA HOLDINGS BELGIUM                      100.00
INSURANCE & REINSURANCE   LUXEMBOURG          FUTUR RE                             AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA INSURANCE UK                           20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA PORTUGAL COMPANHIA DE SEGUROS           5.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA VERSICHERUNG                           20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA ASSICURAZIONI                           5.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA AURORA IBERICA                         10.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            ROYALE BELGE INVESTISSEMENT                20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            SAINT GEORGES RE                           20.00
INSURANCE & REINSURANCE   MOROCCO             AXA ASSURANCE MAROC                  AXA ONA                                    99.99
INSURANCE & REINSURANCE   MOROCCO             EPARGNE CROISSANCE                   AXA ASSURANCE MAROC                        99.59
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CORPORATE SOLUTION ASSURANCE            9.07
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA PORTUGAL SEGUROS VIDA                   2.15
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CONSEIL VIE                             5.37
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA                                        83.02
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CONSEIL VIE                            87.63
                                                DE VIDA SA
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA                                         7.46
                                                DE VIDA SA
INSURANCE & REINSURANCE   SINGAPORE           AXA INSURANCE SINGAPORE              AXA                                        25.77
INSURANCE & REINSURANCE   SINGAPORE           AXA INSURANCE SINGAPORE              AXA INSURANCE INVESTMENT HOLDING           74.23
INSURANCE & REINSURANCE   SINGAPORE           AXA LIFE SINGAPOUR                   NATIONAL MUTUAL INTERNATIONAL             100.00
INSURANCE & REINSURANCE   SINGAPORE           AXA CORPORATE SOLUTIONS. ASIA        AXA CORPORATE SOLUTIONS                   100.00
                                                PACIFIC PRIVATE LTD
INSURANCE & REINSURANCE   SPAIN               AXA AURORA VIDA DE SEGUROS Y         AXA AURORA                                 99.68
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AYUDA LEGAL SA DE SEGUROS Y          AXA AURORA VIDA                            12.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AYUDA LEGAL SA DE SEGUROS Y          AXA AURORA IBERICA                         88.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               HILO DIRECT SA DE SEGUROS Y          AXA AURORA                                 50.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AXA AURORA IBERICA                   AXA AURORA                                 99.68

     ACTIVITY                COUNTRY                 CONSOLIDATED COMPANY            SHAREHOLDERS                          OWNERSHIP

INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCES             AXA                                        99.95
INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCE SUR LA VIE   AXA                                        94.99
INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCE SUR LA VIE   AXA COMPAGNIE D'ASSURANCES                  5.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA LEVEN NV                           AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   UNIROBE GROEP                          AXA NEDERLAND BV                          100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA SCHADE                             AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA ZORG NV                            AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   TURKEY            AXA OYAK HAYAT SIGORTA                 AXA OYAK HOLDING AS                       100.00
INSURANCE & REINSURANCE   TURKEY            AXA OYAK SIGORTA                       AXA OYAK HOLDING AS                        70.92
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTION INSURANCE CO    AXA CORPORATE SOLUTIONS REINSURANCE       100.00
                                                                                     CY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORP. SOLUTIONS PROPERTY           AXA CORPORATE SOLUTIONS REINSURANCE       100.00
                                              & CASUALTY                             CY
INSURANCE & REINSURANCE   UNITED STATES     AXA AMERICA CORPORATE SOLUTIONS, INC   AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   UNITED STATES     THE EQUITABLE LIFE ASSURANCE SOCIETY   AXA FINANCIAL INC.                        100.00
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS REINSURANCE    AXA AMERICA CORPORATE SOLUTIONS, INC      100.00
                                              CY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS AMERICA INS.   AXA CORPORATE SOLUTIONS PROPERTY          100.00
                                              CY                                     & CASUALTY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS LIFE           AXA CORPORATE SOLUTIONS REINSURANCE CY    100.00
                                              REINSURANCE COMPANY

SUBSIDIARY ORGANIZATION CHART- 2002                                                                                         03/07/02
-----------------------------------
      LAST UPDATED: 2/5/02                                                                  State of     State of
                                                                             Type of       Incorp. or    Principal    Federal
                                                                            Subsidiary      Domicile     Operation   Tax ID #
                                                                            ----------      --------     ---------   ---------

------------------------------------------------------------------------------------------------------------------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                        DE           NY      13-3623351
------------------------------------------------------------------------------------------------------------------------------------
   Frontier Trust Company, FSB  (Note 7)                                                       ND           ND      45-0373941
   ---------------------------------------------------------------------------------------------------------------------------------
   AXA Client Solutions, LLC   (Note 2)                                                        DE           NY      52-2197822
   ---------------------------------------------------------------------------------------------------------------------------------
   AXA Distribution Holding Corporation                                                        DE           NY      13-4078005
   ---------------------------------------------------------------------------------------------------------------------------------
      AXA Advisors, LLC     (Note 5)                                                           DE           NY      13-4071393
      ------------------------------------------------------------------------------------------------------------------------------
      AXA Network, LLC     (Note 6)                                         Operating          DE           NY      06-1555494
      ------------------------------------------------------------------------------------------------------------------------------
         AXA Network of Alabama, LLC                                        Operating          AL           AL      06-1562392
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Network of Connecticut, Maine and New York, LLC                Operating          DE           NY      13-4085852
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Network Insurance Agency of Massachusetts, LLC                 Operating          MA           MA      04-3491734
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Network of Nevada, Inc.                                        Operating          NV           NV      13-3389068
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Network of Puerto Rico, Inc.                                   Operating         P.R.         P.R.     66-0577477
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Network Insurance Agency of of Texas, Inc.                     Operating          TX           TX      75-2529724
         ---------------------------------------------------------------------------------------------------------------------------
      Paramount Planners, LLC                                               Operating          DE           NY      06-1602479
      ------------------------------------------------------------------------------------------------------------------------------
   The Equitable Life Assurance Society of the United States  (Note 2)*     Insurance          NY           NY      13-5570651
   ---------------------------------------------------------------------------------------------------------------------------------
      The Equitable of Colorado, Inc.*                                      Insurance          CO           CO      13-3198083
      ------------------------------------------------------------------------------------------------------------------------------
      Equitable Deal Flow Fund, L.P.                                        Investment         DE           NY      13-3385076
      ------------------------------------------------------------------------------------------------------------------------------
         Equitable Managed Assets, L.P.                                     Investment         DE           NY      13-3385080
         ---------------------------------------------------------------------------------------------------------------------------
      Real Estate Partnership Equities (various)                            Investment         **                        -
      ------------------------------------------------------------------------------------------------------------------------------
      Equitable Holdings, LLC  (Notes 3 & 4)                                   HCO             NY           NY      22-2766036
      ------------------------------------------------------------------------------------------------------------------------------
         See Attached Listing A
         ---------------------------------------------------------------------------------------------------------------------------
      ACMC, Inc.     (Note 4)                                                  HCO             DE           NY      13-2677213
      ------------------------------------------------------------------------------------------------------------------------------
      Wil-Gro, Inc                                                          Investment         PA           PA      23-2702404
      ------------------------------------------------------------------------------------------------------------------------------
      STCS, Inc.                                                            Investment         DE           NY      13-3761592
      ------------------------------------------------------------------------------------------------------------------------------
      Fox Run, Inc.                                                         Investment         MA           NY      23-2762596
      ------------------------------------------------------------------------------------------------------------------------------
      FTM Corp.                                                             Investment         MD           MD      13-3778225
      ------------------------------------------------------------------------------------------------------------------------------
      EVSA, Inc.                                                            Investment         DE           PA      23-2671508
      ------------------------------------------------------------------------------------------------------------------------------
      Equitable Rowes Wharf, Inc.                                           Investment         MA           MA      04-3272826
      ------------------------------------------------------------------------------------------------------------------------------
      ELAS Realty, Inc.                                                     Investment         DE           GA      58-2271596
      ------------------------------------------------------------------------------------------------------------------------------
      Prime Property Funding II, Inc.                                       Operating          DE           NY      13-3961599
      ------------------------------------------------------------------------------------------------------------------------------
      Sarasota Prime Hotels, LLC                                            Investment         FL           GA      58-2330533
      ------------------------------------------------------------------------------------------------------------------------------
      ECLL, Inc.                                                            Investment         MI           GA      58-2377569
      ------------------------------------------------------------------------------------------------------------------------------





                                                                           Number of        Parent's
                                                                            Shares         Percent of              Comments
                                                                             Owned         Ownership       (e.g., Basis of Control)
                                                                           ---------       ---------       ------------------------

AXA Financial, Inc.  (Notes 1 & 2)   **
------------------------------------------------------------------------------------------------------------------------
   Frontier Trust Company, FSB  (Note 7)                                        1,000       100.00%
   ---------------------------------------------------------------------------------------------------------------------
   AXA Client Solutions, LLC   (Note 2)                                                     100.00%
   ---------------------------------------------------------------------------------------------------------------------
   AXA Distribution Holding Corporation                                            -        100.00%
   ---------------------------------------------------------------------------------------------------------------------
      AXA Advisors, LLC     (Note 5)                                               -        100.00%
      ------------------------------------------------------------------------------------------------------------------
      AXA Network, LLC     (Note 6)                                                -        100.00%
      ------------------------------------------------------------------------------------------------------------------
         AXA Network of Alabama, LLC                                               -        100.00%
         ---------------------------------------------------------------------------------------------------------------
         AXA Network of Connecticut, Maine and New York, LLC                       -        100.00%
         ---------------------------------------------------------------------------------------------------------------
         AXA Network Insurance Agency of Massachusetts, LLC                        -        100.00%
         ---------------------------------------------------------------------------------------------------------------
         AXA Network of Nevada, Inc.                                                        100.00%
         ---------------------------------------------------------------------------------------------------------------
         AXA Network of Puerto Rico, Inc.                                                   100.00%
         ---------------------------------------------------------------------------------------------------------------
         AXA Network Insurance Agency of of Texas, Inc.                                     100.00%
         --------------------------------------------------------------------------------------------------------------
      Paramount Planners, LLC                                                      -        100.00%
      ------------------------------------------------------------------------------------------------------------------
   The Equitable Life Assurance Society of the United States  (Note 2)*     2,000,000       100.00%         NAIC # 62944
   ---------------------------------------------------------------------------------------------------------------------
     The Equitable of Colorado, Inc.*                                       1,000,000       100.00%         NAIC # 62880
      ------------------------------------------------------------------------------------------------------------------
      Equitable Deal Flow Fund, L.P.                                              -               -         G.P & L.P.
      ------------------------------------------------------------------------------------------------------------------
         Equitable Managed Assets, L.P.                                           -               -         G.P.
         ---------------------------------------------------------------------------------------------------------------
      Real Estate Partnership Equities (various)                                  -               -        **
      ------------------------------------------------------------------------------------------------------------------
      Equitable Holdings, LLC  (Notes 3 & 4)                                      -         100.00%
      ------------------------------------------------------------------------------------------------------------------
         See Attached Listing A
         ---------------------------------------------------------------------------------------------------------------
      ACMC, Inc.     (Note 4)                                               5,000,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      Wil-Gro, Inc                                                              1,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      STCS, Inc.                                                                1,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      Fox Run, Inc.                                                             1,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      FTM Corp.                                                                 1,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      EVSA, Inc.                                                                   50       100.00%
      ------------------------------------------------------------------------------------------------------------------
      Equitable Rowes Wharf, Inc.                                               1,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      ELAS Realty, Inc.                                                         1,000       100.00%
      ------------------------------------------------------------------------------------------------------------------
      Prime Property Funding II, Inc.                                                       100.00%
      ------------------------------------------------------------------------------------------------------------------
      Sarasota Prime Hotels, LLC                                                  -         100.00%
      ------------------------------------------------------------------------------------------------------------------
      ECLL, Inc.                                                                            100.00%
      ------------------------------------------------------------------------------------------------------------------

SUBSIDIARY ORGANIZATION CHART- 2002                                     03/07/02
-----------------------------------

  * Affiliated Insurer
 ** Information relating to Equitable's Real Estate Partnership
      Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.
*** All subsidiaries are corporations, except as otherwise noted.


   1. The name was changed from The Equitable Companies Incorporated on Sept. 3, 1999.

   2. AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC effective Sept. 20, 1999. Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life to AXA Financial, Inc.

   3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

   4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital"). As of December 31, 2001, AXF and its subsidiaries owned 51.66% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"). AXF held directly 32,621,075 Alliance Capital Units (13.12%); Equitable Life directly owned 5,219,396 Alliance Capital Units (2.10%); ACMC, Inc. owned 66,220,822 Alliance Capital Units (26.63%), and ECMC, LLC owned 24,415,727 Alliance Capital Units (9.82%). Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital. In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.96% each), respectively, representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"), and Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.13%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock exchange.

   5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

   6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively.

   7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

   8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.

SUBSIDIARY ORGANIZATION CHART- 2002                                     03/07/02
--------------------------------------------------------------------------------

Dissolved:  - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
            - EVLICO, Inc. was dissolved in 1999.
            - Equitable Capital Management Corp. became ECMC, LLC on November
              30, 1999.
            - Prime Property Funding, Inc. was dissolved in Feb. 1999.
            - CCMI Corp. was dissolved on October 7, 1999.
            - HVM Corp. was dissolved on Feb. 16, 1999.
            - Six-Pac G.P., Inc. dissolved July 12,1999
            - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
            - Franconom, Inc. was dissolved on December 4, 2000.
            - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
                 dissolved on December 31, 2000.
            - EVLICO East Ridge, Inc. dissolved Jan. 13, 2001
            - EREIM LP Associates (L.P.) dissolved March 27, 2001.
            - EREIM Managers Corporation dissolved March 27, 2001.
            - ML/EQ Real Estate Portfolio, L.P. dissolved March 27, 2001.
            - EML Associates, L.P. dissolved March 27, 2001.
            - EQ Services, Inc. dissolved May 11, 2001.
            - Equitable BJVS, Inc. dissolved October 3, 1999.
            - GP/EQ Southwest, Inc. dissolved October 21, 1997
            - 100 Federal Street Funding Corporation dissolved August 31, 1998.
            - 100 Federal Street Realty Corporation dissolved December 20, 2001.


SUBSIDIARY ORGANIZATION CHART - 2002
LISTING A - EQUITABLE HOLDINGS, LLC                                                                                        03/07/02
-----------------------------------
                                                                                              State of     State of
                                                                                Type of      Incorp. or    Principal      Federal
                                                                               Subsidiary     Domicile     Operation     Tax ID #
                                                                               ----------     --------     ---------     ---------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------------------------------------
   The Equitable Life Assurance Society of the United States  *
   ---------------------------------------------------------------------------------------------------------------------------------
      Equitable Holdings, LLC
      ------------------------------------------------------------------------------------------------------------------------------
         ELAS Securities Acquisition Corporation                               Operating         DE           NY        13-3049038
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable Casualty Insurance Company *                                Operating         VT           VT        06-1166226
         ---------------------------------------------------------------------------------------------------------------------------
         ECMC, LLC   (See Note 4 on Page 2)                                    Operating         DE           NY        13-3266813
         ---------------------------------------------------------------------------------------------------------------------------
            Equitable Capital Private Income & Equity
              Partnership II, L.P.                                             Investment        DE           NY        13-3544879
         ---------------------------------------------------------------------------------------------------------------------------
         Alliance Capital Management Corporation (See Note 4 on Page 2)        Operating         DE           NY        13-3633538
         ---------------------------------------------------------------------------------------------------------------------------
            See Attached Listing B
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable JV Holding Corp.                                            Operating         DE           NY        13-3555850
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable JVS, Inc.                                                   Investment        DE           GA        58-1812697
         ---------------------------------------------------------------------------------------------------------------------------
            Astor Times Square Corp.                                           Investment        NY           NY        13-3593699
            ------------------------------------------------------------------------------------------------------------------------
            Astor/Broadway Acquisition Corp.                                   Investment        NY           NY        13-3593692
            ------------------------------------------------------------------------------------------------------------------------
            PC Landmark, Inc.                                                  Investment        TX           TX        75-2338215
            ------------------------------------------------------------------------------------------------------------------------
            EJSVS, Inc.                                                        Investment        DE           NJ        58-2169594
            ------------------------------------------------------------------------------------------------------------------------
         Equitable JVS II, Inc.                                                Investment        MD           MD        52-1877232
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Distributors, LLC                                                 Operating         DE           NY        52-2233674
         ---------------------------------------------------------------------------------------------------------------------------
            AXA Distributors Insurance Agency of Alabama, LLC                  Operating         DE           AL        52-2255113
            ------------------------------------------------------------------------------------------------------------------------
            AXA Distributors Insurance Agency, LLC                             Operating         DE        CT, ME, NY   06-1579051
            ------------------------------------------------------------------------------------------------------------------------
            Equitable Distributors Insurance Agency of Massachusetts, LLC      Operating         MA           MA        04-3567096
            ------------------------------------------------------------------------------------------------------------------------
            Equitable Distributors Insurance Agency of Texas, Inc.             Operating         TX           TX        74-3006330
            ------------------------------------------------------------------------------------------------------------------------
         J.M.R. Realty Services, Inc.                                          Operating         DE           NY        13-3813232
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable Structured Settlement Corp.  (See Note 8 on Page 2)         Operating         DE           NJ        22-3492811
         ---------------------------------------------------------------------------------------------------------------------------







                                                                           Number of     Parent's
                                                                            Shares      Percent of             Comments
                                                                             Owned       Ownership     (e.g., Basis of Control)
                                                                             -----       ---------     ------------------------



AXA Financial, Inc.
------------------------------------------------------------------------------------------------------------------------------------
   The Equitable Life Assurance Society of the United States  *
   ---------------------------------------------------------------------------------------------------------------------------------
      Equitable Holdings, LLC
      ------------------------------------------------------------------------------------------------------------------------------
         ELAS Securities Acquisition Corporation                                  500      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable Casualty Insurance Company *                                 1,000      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
         ECMC, LLC   (See Note 4 on Page 2)                                         -      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
            Equitable Capital Private Income & Equity                                                 ECMC is G.P.
              Partnership II, L.P.                                                  -            -    ("Deal Flow Fund II")
            ------------------------------------------------------------------------------------------------------------------------
         Alliance Capital Management Corporation (See Note 4 on Page 2)           100      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
            See Attached Listing B
            ------------------------------------------------------------------------------------------------------------------------
         Equitable JV Holding Corp.                                             1,000      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable JVS, Inc.                                                    1,000      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
            Astor Times Square Corp.                                              100      100.00%
            ------------------------------------------------------------------------------------------------------------------------
            Astor/Broadway Acquisition Corp.                                      100      100.00%   G.P. of Astor Acquisition. L.P.
            ------------------------------------------------------------------------------------------------------------------------
            PC Landmark, Inc.                                                   1,000      100.00%
            ------------------------------------------------------------------------------------------------------------------------
            EJSVS, Inc.                                                         1,000      100.00%
            ------------------------------------------------------------------------------------------------------------------------
         Equitable JVS II, Inc.                                                 1,000      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
         AXA Distributors, LLC                                                      -      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
            AXA Distributors Insurance Agency of Alabama, LLC                       -      100.00%
            ------------------------------------------------------------------------------------------------------------------------
            AXA Distributors Insurance Agency, LLC                                  -      100.00%
            ------------------------------------------------------------------------------------------------------------------------
            Equitable Distributors Insurance Agency of Massachusetts, LLC           -      100.00%
            ------------------------------------------------------------------------------------------------------------------------
            Equitable Distributors Insurance Agency of Texas, Inc.              1,000      100.00%
            ------------------------------------------------------------------------------------------------------------------------
         J.M.R. Realty Services, Inc.                                           1,000      100.00%
         ---------------------------------------------------------------------------------------------------------------------------
         Equitable Structured Settlement Corp.  (See Note 8 on Page 2)            100      100.00%
         ---------------------------------------------------------------------------------------------------------------------------

* Affiliated Insurer

    Equitable Investment Corp merged into Equitable Holdings, LLC on November 30, 1999.
    Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999.
    Effective March 15, 2000, Equisource of New York, Inc. and
          its subsidiaries were merged into AXA Network, LLC,
          which was then sold to AXA Distribution Holding Corp.
    Effective January 1, 2002, Equitable Distributors, Inc. merged into AXA Distributors, LLC.

SUBSIDIARY ORGANIZATION CHART - 2002
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.                                                                              03/07/02
---------------------------------------------
                                                                                               State of       State of
                                                                                 Type of      Incorp. or      Principal     Federal
                                                                                Subsidiary     Domicile       Operation    Tax ID #
                                                                                ----------     --------       ---------    ---------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------------------------------------
   The Equitable Life Assurance Society of the United States
   ---------------------------------------------------------------------------------------------------------------------------------
       Equitable Holdings, LLC
       -----------------------------------------------------------------------------------------------------------------------------
          Alliance Capital Management Corporation
          --------------------------------------------------------------------------------------------------------------------------
             Alliance Capital Management Holding L.P. (See Note 4 on Page 2)    Operating         DE             NY
             -----------------------------------------------------------------------------------------------------------------------
             Alliance Capital Management L.P.  (See Note 4 on Page 2)           Operating         DE             NY       13-3434400
             -----------------------------------------------------------------------------------------------------------------------
                Albion Alliance LLC                                             Operating         DE             NY       13-3903734
                --------------------------------------------------------------------------------------------------------------------
                Cursitor Alliance LLC                                              HCO            DE             MA       22-3424339
                --------------------------------------------------------------------------------------------------------------------
                   Cursitor Alliance Holdings Ltd.                              Operating        U.K.           U.K.           -
                   -----------------------------------------------------------------------------------------------------------------
                      Draycott Partners. Ltd.                                   Operating         MA            U.K.      98-0116774
                      --------------------------------------------------------------------------------------------------------------
                      Cursitor Alliance Services Ltd.                           Operating        U.K.           U.K.           -
                      --------------------------------------------------------------------------------------------------------------
                      Cursitor Management Co. S.A.                              Operating        Lux.           Lux.           -
                      --------------------------------------------------------------------------------------------------------------
                      Alliance Asset Allocation Ltd.                            Operating        U.K.           U.K.           -
                      --------------------------------------------------------------------------------------------------------------
                         Cursitor Eaton Asset Management Co.                    Operating         NY             MA       13-3379955
                         -----------------------------------------------------------------------------------------------------------
                         Alliance Cecogest                                      Operating       France         France          -
                         -----------------------------------------------------------------------------------------------------------
                Alliance Capital Management LLC                                    HCO            DE             NY
                --------------------------------------------------------------------------------------------------------------------
                   Sanford C. Bernstein & Co., LLC                                 HCO            DE             NY
                   -----------------------------------------------------------------------------------------------------------------
                Alliance Capital Management Corp. of Delaware                      HCO            DE             NY       13-2778645
                --------------------------------------------------------------------------------------------------------------------
                   Sanford C. Bernstein Ltd.                                    Operating        U.K.           U.K.           -
                   -----------------------------------------------------------------------------------------------------------------
                      Sanford C. Bernstein (CREST Nominees)Ltd.                 Operating        U.K.           U.K.           -
                      --------------------------------------------------------------------------------------------------------------
                   Sanford C. Bernstein Proprietary Ltd.                        Operating       Aust.           Aust.          -
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Global Investor Services, Inc.                      Operating         DE             NJ       13-3211780
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Fund Distributors, Inc.                             Operating         DE             NY       13-3191825
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Oceanic Corp.                               Operating         DE             NY       13-3441277
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Latin America Ltd.                          Operating       Brazil         Brazil          -
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Australia Limited                Operating       Aust.           Aust.          -
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management New Zealand Limited              Operating        N.Z.           N.Z.           -
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Australia Limited                           Operating       Aust.           Aust.          -
                   -----------------------------------------------------------------------------------------------------------------
                      Far Eastern Alliance Aset Management                      Operating       Taiwan         Taiwan          -
                      --------------------------------------------------------------------------------------------------------------
                   Meiji - Alliance Capital Corp.                               Operating         DE             NY       13-3613617
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital (Luxembourg) S.A.                           Operating        Lux.           Lux.           -
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Barra Research Institute, Inc.                      Operating         DE             NY       13-3548918
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Canada, Inc.                     Operating         DE           Canada     13-3630460
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Global Derivatives Corp.                    Operating         DE             NY       13-3626546
                   -----------------------------------------------------------------------------------------------------------------
                   ACM Global Investor Services S.A.                            Operating        Lux.           Lux.           -
                   -----------------------------------------------------------------------------------------------------------------
                      ACM Fund Services (Espana) S.L.                           Operating       Spain           Spain          -
                      --------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management (Singapore) Ltd.                 Operating     Singapore       Singapore        -
                   -----------------------------------------------------------------------------------------------------------------
                   ACM International (France) SAS                               Operating       France         France          -
                   -----------------------------------------------------------------------------------------------------------------
                   ACM CIIC Investment Management Ltd.                          Operating    Cayman Isl.     Cayman Isl.
                   -----------------------------------------------------------------------------------------------------------------
                   ACM Software Services Ltd.                                   Operating         DE             NY       13-3910857
                   ----------------------------------------------------------------------------------------------------------------

                                                                               Number of    Parent's
                                                                                Shares      Percent of        Comments
                                                                               Owned      Ownership    (e.g., Basis of Control)
                                                                                -----      ---------    ------------------------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------------------------------------
   The Equitable Life Assurance Society of the United States
   ---------------------------------------------------------------------------------------------------------------------------------
       Equitable Holdings, LLC
       -----------------------------------------------------------------------------------------------------------------------------
          Alliance Capital Management Corporation                                                    owns 1% GP interest in Alliance
                                                                                                     Capital Management L.P. and
                                                                                                     100,000 GP units in Alliance
                                                                                                     Capital Management Holding L.P.
          --------------------------------------------------------------------------------------------------------------------------
             Alliance Capital Management Holding L.P. (See Note 4 on Page 2)                  -
             -----------------------------------------------------------------------------------------------------------------------
             Alliance Capital Management L.P.  (See Note 4 on Page 2)
             -----------------------------------------------------------------------------------------------------------------------
                Albion Alliance LLC                                                         37.60%   Equitable Life = 4.7%; 3rd
                                                                                                     parties = 57.7%
                --------------------------------------------------------------------------------------------------------------------
                Cursitor Alliance LLC                                                       93.00%   Cursitor Holdings L.P. = 7%
                --------------------------------------------------------------------------------------------------------------------
                   Cursitor Alliance Holdings Ltd.                                         100.00%
                   -----------------------------------------------------------------------------------------------------------------
                      Draycott Partners. Ltd.                                              100.00%
                      --------------------------------------------------------------------------------------------------------------
                      Cursitor Alliance Services Ltd.                                      100.00%
                      --------------------------------------------------------------------------------------------------------------
                      Cursitor Management Co. S.A.                                         100.00%
                      --------------------------------------------------------------------------------------------------------------
                      Alliance Asset Allocation Ltd.                                       100.00%
                      --------------------------------------------------------------------------------------------------------------
                         Cursitor Eaton Asset Management Co.                                50.00%   Cursitor Alliance LLC = 50%
                         -----------------------------------------------------------------------------------------------------------
                         Alliance Cecogest                                                  75.00%   Cursitor Alliance Services Ltd.
                                                                                                     = 25%
                         -----------------------------------------------------------------------------------------------------------
                Alliance Capital Management LLC                                            100.00%
                --------------------------------------------------------------------------------------------------------------------
                   Sanford C. Bernstein & Co., LLC                                         100.00%
                   -----------------------------------------------------------------------------------------------------------------
                Alliance Capital Management Corp. of Delaware                      10      100.00%
                --------------------------------------------------------------------------------------------------------------------
                   Sanford C. Bernstein Ltd.                                               100.00%
                   -----------------------------------------------------------------------------------------------------------------
                      Sanford C. Bernstein (CREST Nominees)Ltd.                            100.00%
                      --------------------------------------------------------------------------------------------------------------
                   Sanford C. Bernstein Proprietary Ltd.                                   100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Global Investor Services, Inc.                        100      100.00%   formerly, Alliance fund
                                                                                                     Services, Inc.
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Fund Distributors, Inc.                               100      100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Oceanic Corp.                               1,000      100.00%   inactive
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Latin America Ltd.                                      99.00%   Alliance Capital Oceanic Corp
                                                                                                     owns 1%
                   ----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Australia Limited                            50.00%   3rd parties = 50%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management New Zealand Limited                          50.00%   3rd parties = 50%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Australia Limited                                      100.00%
                   -----------------------------------------------------------------------------------------------------------------
                      Far Eastern Alliance Aset Management                                  20.00%   3rd parties = 80%
                      --------------------------------------------------------------------------------------------------------------
                   Meiji - Alliance Capital Corp.                              50,000       50.00%   Meiji Mutual Life owns 50%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital (Luxembourg) S.A.                           3,999       99.98%   Alliance Cap. Oceanic Corp.
                                                                                                     owns 0.025%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Barra Research Institute, Inc.                      1,000      100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Canada, Inc.                    18,750      100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Global Derivatives Corp.                    1,000      100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   ACM Global Investor Services S.A.                                        99.00%   Alliance Capital Oceanic Corp.
                                                                                                     owns 1%
                   -----------------------------------------------------------------------------------------------------------------
                      ACM Fund Services (Espana) S.L.                                      100.00%
                      --------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management (Singapore) Ltd.                            100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   ACM International (France) SAS                                          100.00%
                   -----------------------------------------------------------------------------------------------------------------
                   ACM CIIC Investment Management Ltd.                                      54.00%   3rd parties = 46%
                   -----------------------------------------------------------------------------------------------------------------
                   ACM Software Services Ltd.                                              100.00%
                   -----------------------------------------------------------------------------------------------------------------

SUBSIDIARY ORGANIZATION CHART- 2002
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.                                                                               03/07/02
---------------------------------------------
                                                                                               State of    State of
                                                                                 Type of      Incorp. or   Principal       Federal
                                                                                Subsidiary     Domicile    Operation      Tax ID #
                                                                                ----------     --------    ---------      ---------

AXA Financial, Inc.
-------------------------------------------------------------------------------
    The Equitable Life Assurance Society of the United States
    ---------------------------------------------------------------------------
       Equitable Holdings, LLC
       ------------------------------------------------------------------------
          Alliance Capital Management Corporation
          ---------------------------------------------------------------------
             Alliance Capital Management L.P.
             ------------------------------------------------------------------
                Alliance Capital Management Corp. of Delaware (Cont'd)
                --------------------------------------------------------------------------------------------------------------------
                    Alliance Capital (Mauritius) Private Ltd.                   Operating     Mauritius    Mauritius          -
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Asset Management (India) Private Ltd    Operating       India        India            -
                       -------------------------------------------------------------------------------------------------------------
                    ACAM Trust Company Private Ltd.                             Operating       India        India            -
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Eastern Europe, Inc.                               Operating         DE          NY         13-3802178
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Management (Asia) Ltd.                     Operating         DE       Singapore     13-3752293
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Asset Management (Japan) Ltd               Operating       Japan        Japan            -
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Limited                                    Operating        U.K.        U.K.             -
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Services Ltd.                           Operating        U.K.        U.K.             -
                       -------------------------------------------------------------------------------------------------------------
                          Dimensional Trust Management Ltd.                     Operating        U.K.        U.K.             -
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Corporate Finance Group Inc.                       Operating         DE          NY         52-1671668
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance SBS-AGRO Capital Management Co.                    Operating       Russia      Russia            -
                    ----------------------------------------------------------------------------------------------------------------
                    Whittingdale Holdings Ltd.                                  Operating        U.K.        U.K.             -
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Whittingdale Ltd.                       Operating        U.K.        U.K.             -
                       -------------------------------------------------------------------------------------------------------------
                       ACM Investments Ltd.                                     Operating        U.K.        U.K.             -
                       -------------------------------------------------------------------------------------------------------------
                       Whittingdale Nominees Ltd.                               Operating        U.K.        U.K.             -
                       -------------------------------------------------------------------------------------------------------------
                    Hanwha Investment Trust Mgmt. Co., Ltd                      Operating      So Korea    So Korea           -
                    ----------------------------------------------------------------------------------------------------------------
                    New Alliance Asset Management (Asia) Ltd                    Operating        H.K.        H.K.             -
                    ----------------------------------------------------------------------------------------------------------------
                    ACM New-Alliance (Luxembourg) S.A.                          Operating        Lux.        Lux.             -
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Mgmt. (Proprietary) Ltd.                   Operating     So Africa    So Africa          -
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance-MBCA Capital (Private) Ltd.                     Operating      Zimbabwe    Zimbabwe           -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Odyssey Capital Mgmt. (Nambia)
                          (Proprietary) Ltd.                                    Operating       Nambia      Nambia            -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance-MBCA Capital (Private) Ltd.                     Operating      Zimbabwe    Zimbabwe           -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Odyssey Capital Mgmt. (Nambia)
                          (Proprietary) Ltd.                                    Operating       Nambia      Nambia            -
                       -------------------------------------------------------------------------------------------------------------











                                                                                Number of      Parent's
                                                                                 Shares       Percent of            Comments
                                                                                  Owned        Ownership    (e.g., Basis of Control
                                                                                  -----        ---------    -----------------------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------------------------------------
    The Equitable Life Assurance Society of the United States
    --------------------------------------------------------------------------------------------------------------------------------
       Equitable Holdings, LLC
       -----------------------------------------------------------------------------------------------------------------------------
          Alliance Capital Management Corporation
          --------------------------------------------------------------------------------------------------------------------------
             Alliance Capital Management L.P.
             -----------------------------------------------------------------------------------------------------------------------
                Alliance Capital Management Corp. of Delaware (Cont'd)
                --------------------------------------------------------------------------------------------------------------------
                    Alliance Capital (Mauritius) Private Ltd.                                100.00%
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Asset Management (India) Private Ltd                  75.00%      3rd parties = 25%
                       -------------------------------------------------------------------------------------------------------------
                    ACAM Trust Company Private Ltd.                                          100.00%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Eastern Europe, Inc.                                            100.00%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Management (Asia) Ltd.                                  100.00%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Asset Management (Japan) Ltd                            100.00%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Limited                                   250,000       100.00%
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Services Ltd.                            1,000       100.00%
                       -------------------------------------------------------------------------------------------------------------
                          Dimensional Trust Management Ltd.                     50,000       100.00%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Corporate Finance Group Inc.                        1,000       100.00%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance SBS-AGRO Capital Management Co.                                  49.00%      3rd parties = 51%
                    ----------------------------------------------------------------------------------------------------------------
                    Whittingdale Holdings Ltd.                                               100.00%
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Whittingdale Ltd.                                    100.00%
                       -------------------------------------------------------------------------------------------------------------
                       ACM Investments Ltd.                                                  100.00%
                       -------------------------------------------------------------------------------------------------------------
                       Whittingdale Nominees Ltd.                                            100.00%
                       -------------------------------------------------------------------------------------------------------------
                    Hanwha Investment Trust Mgmt. Co., Ltd                                    20.00%      3rd parties = 80%
                    ----------------------------------------------------------------------------------------------------------------
                    New Alliance Asset Management (Asia) Ltd                                  50.00%      3rd parties = 50%
                    ----------------------------------------------------------------------------------------------------------------
                    ACM New-Alliance (Luxembourg) S.A.                                         1.00%      3rd parties = 99%
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Mgmt. (Proprietary) Ltd.                                 80.00%      3rd parties = 20%
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance-MBCA Capital (Private) Ltd.                                   50.00%      3rd parties = 50%
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Odyssey Capital Mgmt. (Nambia)
                          (Proprietary) Ltd.                                                 100.00%
                       -------------------------------------------------------------------------------------------------------------
                       Alliance-MBCA Capital (Private) Ltd.                                   50.00%      3rd parties = 50%
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Odyssey Capital Mgmt. (Nambia)
                          (Proprietary) Ltd.                                                 100.00%
                       -------------------------------------------------------------------------------------------------------------

Item 27.  Number of Contractowners.



                  As of February 28, 2002 the number of participants in the American Dental Association Members Program offered by the Registrant was 27,541.



Item 28.  Indemnification



      (a) Indemnification of Directors and Officers

          The By-Laws of The Equitable Life Assurance Society of the United States ("Equitable Life") provide, in Article VII, as follows:

          7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

               (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

               (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

               (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

                     (b) To the extent permitted by the law of the State of New
                         York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

          The directors and officers of Equitable Life are insured under policies issued by Lloyd's of London, X.L. Insurance Company and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure that officers and directors against certain liabilities arising out of their conduct in such capacities.

      (b) Indemnification of Principal Underwriter

          To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Advisors LLC has undertaken to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Advisors LLC.

      (c) Undertaking

          Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will by governed by the final adjudication of such issue.



Item 29.  Principal Underwriters



          (a) AXA Advisors, LLC, an affiliate of Equitable is the principal underwriter for Equitable's Separate Account No. 301, Separate Account No. 45, 49 Separate Account A, Separate Account I, Separate Account FP and EQ Advisors Trust. AXA Advisors, LLC's principal business address is 1290 Avenue of the Americas, New York, NY 10104.


Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC.

          (b)      NAME AND PRINCIPAL                POSITIONS AND OFFICES WITH UNDERWRITER
                   BUSINESS ADDRESS                  (AXA ADVISORS, LLC)
                   ----------------                  ---------------------------------------
                   *Harvey E. Blitz                  Executive Vice President and Director

                   *G. Patrick McGunagle             Executive Vice President and Director

                   *Richard V. Silver                Director

                   *Mark R. Wutt                     Director

                   *David Conine                     Director
                    1345 Avenue of Americas
                    New York, NY 10105

                    Edward J. Hayes                  Executive Vice President
                    200 Plaza Drive
                    Secaucus, NJ 07096

                   *Peter D. Noris                   Executive Vice President

                   *Nik Malvania                     Executive Vice President

                   *James Bodovitz                   Senior Vice President and General Counsel

                    Stephen T. Burnthall             Senior Vice President
                    6435 Shiloh Road
                    Suite A
                    Alpharetta, GA 30005

                    Richard Magaldi                  Senior Vice President
                    6435 Shiloh Road
                    Suite A
                    Alpharetta, GA 30005

                   *Robert Schmiedt                  Senior Vice President

                    Kevin R. Byrne                   Senior Vice President and Treasurer

                    Eric Mosholt                     Senior Vice President

                   *Jill Cooley                      Senior Vice President

                   *Donna M. Dazzo                   First Vice President

                   *Amy Franceschini                 First Vice President

                   *Philomena Scamardella            First Vice President

                   *Mark D. Godofsky                 Vice President and Controller

                   *Michael Brzozowski               Vice President

                   *David Mahler                     Vice President and Compliance Officer

                   *Linda J. Galasso                 Vice President and Secretary

                   *Francesca Divone                 Assistant Secretary


             (c) Not Applicable

Item 30.   Location of Accounts and Records


           The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by The Equitable Life Assurance Society of the United States at:
135 West 50th Street New York, New York 10020; 1290 Avenue of the Americas,
New York, New York 10104; and 200 Plaza Drive, Secaucus, New Jersey 07094.


Item 31.   Management Services

           Not applicable.


Item 32.   Undertakings

           The Registrant hereby undertakes:

           (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

           (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
               (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

           (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                               SIGNATURES




     As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 18th day of April, 2002.





                                    THE EQUITABLE LIFE ASSURANCE
                                    SOCIETY OF THE UNITED STATES
                                                (Registrant)

                                    By:  The Equitable Life Assurance
                                         Society of the United States


                                    By:  /s/ Robin Wagner
                                         -----------------------
                                         Robin Wagner
                                         Vice President and Counsel

                                  SIGNATURES


     As required by the Securities Act of 1933, the Depositor has caused this Registration Statement to be signed on its behalf in the City and State of New York, on this 18th day of April, 2002.




                                                THE EQUITABLE LIFE ASSURANCE
                                                SOCIETY OF THE UNITED STATES
                                                        (Depositor)


                                                By:  /s/ Robin Wagner
                                                     -----------------------
                                                     Robin Wagner
                                                     Vice President and Counsel


      As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:


PRINCIPAL EXECUTIVE OFFICERS:




*Christopher M. Condron                   Chairman of the Board, Chief
                                          Executive Officer and Director




PRINCIPAL FINANCIAL OFFICER:


*Stanley B. Tulin                         Vice Chairman of the Board and
                                          Chief Financial Officer



PRINCIPAL ACCOUNTING OFFICER:




*Alvin H. Fenichel                        Senior Vice President and
                                          Controller



*DIRECTORS:




Bruce W. Calvert           Donald J. Greene            George T. Lowy
Francoise Colloc'h         John T. Hartley             Edward D. Miller
Christopher M. Condron     John H.F. Haskell, Jr.      Didier Pineau-Valencienne
Henri de Castries          Mary R. (Nina) Henderson    George J. Sella, Jr.
Claus-Michael Dill         Peter J. Tobin              Stanley B. Tulin
Joseph L. Dionne           W. Edwin Jarmain
Denis Duverne
Jean-Rene Fourtou
Norman C. Francis


/s/ Robin Wagner
   ------------------
   Robin Wagner
   Attorney-in-Fact
   April 18, 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, State Street Bank and Trust Company, in its capacity as Trustee of the undersigned collective investment trusts, has duly caused this Amendment to the Registration Statement to be signed by the undersigned, thereto duly authorized, in the City of Boston and Commonwealth of Massachusetts, on this 18th day of April, 2002.


                                     LIFECYCLE FUND GROUP TRUST - CONSERVATIVE
                                     LIFECYCLE FUND GROUP TRUST - MODERATE
                                     S&P 500 FLAGSHIP FUND
                                     RUSSELL 2000 INDEX SECURITIES LENDING FUND
                                     DAILY EAFE FUND
                                     GOVERNMENT CORPORATE BOND FUND
                                     SHORT TERM INVESTMENT FUND


                                     STATE STREET BANK AND TRUST COMPANY


                                     By: /s/ Maureen Scannell Bateman
                                        ------------------------------------
                                        Maureen Scannell Bateman
                                        Executive Vice President and
                                        General Counsel


                                     By: /s/ Timothy B. Harbert
                                        ------------------------------------
                                        Timothy B. Harbert
                                        Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of the following persons in the capacities and on this 18th of April, 2002.


PRINCIPAL EXECUTIVE OFFICER:
     David A. Spina

PRINCIPAL FINANCIAL OFFICER:
     Stefan M. Gavell

PRINCIPAL ACCOUNTING OFFICER:
     Frederick P. Baughman

Directors:
     David A. Spina*
     Tenley E. Albright, M.D.*
     I. MacAllister Booth*
     Truman S. Casner, Esq.*
     Nader F. Darehshori*
     Arthur L. Goldstein*
     David P. Gruber*
     Linda A. Hill*
     Charles R. LaMantia*
     Ronald E. Logue*
     Dennis J. Picard*
     Richard P. Sergel*
     Gregory L. Summe*
     Diana Chapman Walsh


By: /s/ Maureen Scannell Bateman
   ------------------------------
    Maureen Scannell Bateman*
    Attorney-in-Fact


By: /s/ Timothy B. Harbert
   ------------------------------
    Timothy B. Harbert*
    Attorney-in-Fact


By: /s/ Stefan M. Gavell
   ------------------------------------
   Stefan M. Gavell
   Executive Vice President and
   Chief Financial Officer


By: /s/ Frederick P. Baughman
   ------------------------------------
   Frederick P. Baughman
   Senior Vice President, Comptroller
   and Chief Accounting Officer

                             EXHIBIT INDEX



EXHIBIT NO.
----------


9(e)          Opinion and Consent
10(e)         Consent of PricewaterhouseCooper LLP.
10(f)         Powers of Attorney (State Street)